Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Amendment No. 1 to Confidential Submission.
As confidentially submitted to the Securities and Exchange Commission on April 22, 2021.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BRIGHT HEALTH GROUP, INC.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	6324 (Primary Standard Industrial Classification Code Number)	47-4991293 (I.R.S. Employer Identification Number)

8000 Norman Center Drive, Suite 1200
Minneapolis, MN 55437
(612) 238-1321
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Keith Nelsen
General Counsel and Corporate Secretary
8000 Norman Center Drive, Suite 1200
Minneapolis, MN 55437
(612) 238-1321
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
William B. Brentani Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 Tel: (650) 251-5000 Fax: (650) 251-5002	Xiaohui (Hui) Lin Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Tel: (212) 455-2000 Fax: (212) 455-2502	Bradley C. Weber Gregg L. Katz Kim S. de Glossop Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 Tel: (650) 752 3100 Fax: (650) 853 1038

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.0001 par value per share	$	$

(1)
Includes           shares that the underwriters have the option to purchase. See “Underwriting.”

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SUBJECT TO COMPLETION, DATED        , 2021
Preliminary Prospectus
           Shares
COMMON STOCK

This is the initial public offering of Bright Health Group, Inc. We are selling           shares of our common stock.
We estimate the initial public offering price of our common stock to be between $      and $      per share. Prior to this offering, no public market existed for our common stock. We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “BHG.”
Investing in the common stock involves risks. See the “Risk Factors” section beginning on page 19 of this prospectus.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to           additional shares of common stock at the public offering price less the underwriting discounts and commissions.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The shares will be ready for delivery on or about            , 2021.
J.P. Morgan	Goldman Sachs & Co. LLC	Morgan Stanley	Barclays
Prospectus dated            , 2021.

We started this company with an ambitious mission:

Making healthcare right. Together.

And we have an appropriate vision to match:

Through powerful relationships with **Care Partners,** we help all people live healthy and **brighter lives.**

Bright Health Group at a Glance

$1.2B+ in Bright Health Group revenue in 2020

Diversified revenue across delivery of care and financing of care

Over 200,000 providers across our Care Partners

National scale across 99 markets and 14 states

~623,000 commercial and Medicare Advantage members

10,765
24,376
58,928
207,122
623,000
2017
2018
2019
2020
2021

61 NeueHealth affiliated advanced, risk-bearing clinics, with a managed clinic NPS score of 78

As of April 2021

Built on Alignment | **Focused on the Consumer** | **Powered by Technology**

Future of Integrated Healthcare

Join now for smart, affordable health insurance
Enroll at BrightHealthCare.com
Bright HealthCare

Find and Access Care

My DOCSQUAD
Virtual Assistant

Refer, Coordinate, and Deliver Care

My Patients

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Through and including           , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectuses prepared by us or on our behalf. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is current only as of its date, regardless of the time of delivery of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus or any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since such date.
For investors outside the United States: We and the underwriters have not done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus, any amendment or supplement to this prospectus

i

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
or any applicable free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus outside of the United States.
Unless otherwise indicated or the context otherwise requires:
•
“2016 Equity Plan” refers to the Bright Health Group, Inc. 2016 Stock Incentive Plan;

•
“2021 Equity Plan” refers to the Bright Health Group, Inc. 2021 Omnibus Incentive Plan, an equity incentive plan that our board of directors has adopted, and that we expect our stockholders to approve, prior to the completion of this offering;

•
“ACA” refers to the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, as amended;

•
“ACO” refers to an accountable care organization, which is a group of doctors, hospitals, and other healthcare providers who come together voluntarily to deliver coordinated, high-quality care to their patients;

•
“Acquisitions” refers to, collectively, (i) the transaction consummated on December 31, 2019, pursuant to which a subsidiary of the Company acquired substantially all the assets of Associates in Family Practice of Broward, L.L.C., (ii) the Brand New Day Acquisition, (iii) the transaction consummated on December 31, 2020, pursuant to which a subsidiary of the Company acquired a controlling interest in Premier Medical Associates of Florida, LLC, (iv) the transaction consummated on March 31, 2021, pursuant to which a subsidiary of the Company acquired True Health New Mexico, Inc., (v) the transaction consummated on March 31, 2021, pursuant to which a subsidiary of the Company acquired Zipnosis Inc., and (vi) the transaction consummated on April 1, 2021, pursuant to which a subsidiary of the Company acquired Central Health Plan of California, Inc.;

•
“AIP” refers to Bright Health Management Inc.’s Annual Incentive Plan;

•
“annual enrollment period” refers to the yearly period when beneficiaries can enroll or disenroll in a Medicare or Medicare Advantage health plan. The annual enrollment period starts on October 15th and ends on December 7th of each year;

•
“APTC” refers to advanced premium tax credits, a tax credit a person can take in advance to lower their monthly health insurance payment;

•
“ASO” refers to administrative services only, an arrangement in which a company funds its own employee benefit plan, such as a health insurance program, while purchasing only administrative services from the insurer;

•
“Bessemer Venture Partners” refers to certain investment funds of Bessemer Venture Partners and its affiliates;

•
“Brand New Day Acquisition” refers to the transaction consummated on April 30, 2020, pursuant to which a subsidiary of the Company acquired Universal Care, Inc. (d.b.a. Brand New Day) (“Brand New Day”);

•
“Bright Health Intelligent Operating System” or “BiOS” refers to Bright Health’s end-to-end intelligent technology platform comprised of consumer, care delivery, and administrative solutions, all designed to enable an integrated, aligned, and consumer-focused healthcare ecosystem;

•
“Bright HealthCare” refers to Bright Health’s diversified healthcare financing and distribution platform that aggregates consumers and delivers healthcare benefits;

•
“capitation” refers to a healthcare payment model in which healthcare providers receive a pre-arranged, fixed amount per individual over a defined timeframe;

•
“Care Partner” refers to a physician or provider organization with which Bright Health partners to support the delivery of personalized healthcare for consumers;

•
“CIN” refers to a structure that facilitates collaboration among healthcare providers, with shared goals in performance, quality, value and efficiency;

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
“CMS” refers to Centers for Medicare and Medicaid Services;

•
“consumer” refers to any individual covered by any of our health plans or served by our care delivery entities. When referred to within our Bright HealthCare business, a consumer covered under more than one of our health plans counts as a single consumer for the purposes of this metric;

•
“Consumer360” refers to Bright Health’s proprietary intelligent data hub, which aggregates clinical and administrative data, as well as information derived from the consumer experience (i.e., from call center and other consumer interactions) and data relating to Social Determinants of Health;

•
“DCE” refers to a Direct Contracting entity, an organization that is participating or has been approved to participate in CMS’s Direct Contracting program;

•
“DGCL” refers to the Delaware General Corporation Law, as amended;

•
“Direct Contracting” refers to a CMS payment model aimed at reducing expenditures and preserving or enhancing quality of care for beneficiaries in Medicare fee-for-service, with a variety of options aimed at creating opportunities for a broad range of organizations to participate with CMS in testing risk-sharing arrangements to produce value and high-quality healthcare;

•
“DocSquad” refers to Bright Health’s consumer and care provider solution, comprised of a purpose-built set of tools and experiences connecting consumers with the organizations responsible for their care, while giving providers a 360-degree view of a consumer to better manage their healthcare needs;

•
“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

•
“FFS” refers to fee-for-service, a method in which doctors and other healthcare providers are paid for each service performed;

•
“GAAP” refers to U.S. generally accepted accounting principles;

•
“GDP” refers to the total monetary or market value of all the finished goods and services produced within a country’s borders in a specific time period;

•
“Greenspring” refers to certain investment funds of Greenspring Associates and its affiliates;

•
“Health Insurance Marketplaces” refers to the health insurance marketplaces established per the ACA and operated by the federal government for most states and other marketplaces operated by individual states, for individuals and small employers to purchase health insurance coverage in the Individual and Small Group markets that include minimum levels of benefits, restrictions on coverage limitations and premium rates, and APTC;

•
“HIPAA” refers to the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and the privacy and security regulations that implement the Health Insurance Portability and Accountability Act and HITECH;

•
“HMO” refers to a health maintenance organization;

•
“IBNR” refers to healthcare costs incurred but not yet reported;

•
“ICHRA” refers to individual coverage health reimbursement arrangement, a way for businesses and other organizations to offer employees health benefits, allowing businesses of any size to reimburse employees tax-free for healthcare, including individual health insurance policies;

•
“IDN” refers to an integrated delivery network, an organization or group of healthcare providers, which, through ownership or formal agreements, aligns local healthcare organizations and manages them with one governing board;

•
“IFP” refers to Individual and Family Plan;

•
“IPA” refers to an independent physician association, an association of independent physicians that contract with independent care delivery organizations and provides services to managed care organizations on a negotiated per capita rate, flat retainer fee, or negotiated fee-for-service basis;

•
“Joint Model of Health” refers, colloquially, to our collaborative approach with our Care Partners to manage clinical programs addressing the healthcare needs of the consumers we serve;

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
“Large Group” refers to insurance products sold to employers with greater than 100 employees, though some states designate large group products to include those sold to employers with greater than 50 employees;

•
“MA” refers to Medicare Advantage, an alternative to traditional fee-for-service Medicare where CMS pays health plans a monthly sum per consumer to manage all health expenses of a participating consumer, providing the health plans with an incentive to deliver lower-cost, high-quality care;

•
“MAPD” refers to Medicare Advantage Prescription Drug plans which are Medicare Advantage plans that include Part D prescription drug benefits;

•
“Managed Medicaid” refers to an alternative to traditional fee-for-service Medicaid where state Medicaid agencies pay health plans a monthly sum per consumer to manage all health expenses of a participating consumer, providing the health plans with an incentive to deliver lower-cost, high-quality care;

•
“Medical Cost Ratio” or “MCR” refers to medical cost ratio, which we calculate by dividing medical costs by premium revenue;

•
“Medicaid” refers to a federal and state program that helps with medical costs for some people with limited income and resources;

•
“Medicare FFS” refers to traditional fee-for-service Medicare, a payment regime under which the government pays directly for the healthcare services a person receives;

•
“Medicare Shared Savings Program” refers to a CMS payment model designed to improve healthcare quality and lower costs by engaging medical groups, hospitals, and other stakeholders to work together toward shared goals;

•
“membership” refers to the aggregate number of unique consumers enrolled in our health plans at a particular point in time;

•
“MSO” refers to a management services organization, a healthcare-specific administrative and management organization that provides a host of non-clinical administrative and management functions to managed care organizations;

•
“NeueHealth” refers to Bright Health’s healthcare enablement and technology business, which builds, optimizes, delivers, and manages high-performing personalized care networks localized to each market, designed with the consumer in mind;

•
“New Enterprise Associates” refers to certain investment funds of New Enterprise Associates and its affiliates;

•
“NPS” refers to Net Promoter Score — a standardized tool that is widely used across various industries to measure consumer satisfaction, which is calculated by asking consumers to answer, on a 0 - 10 scale, “How likely is it that you would recommend a brand to a friend or colleague?” Respondents who provide a score of 9 or 10 are designated “Promoters”, those who provide a score of 7 or 8 are designated “Passive,” and those who provide a score of 0 to 6 are “Detractors.” The overall Net Promoter Score is then calculated by subtracting the percentage of Detractors from the percentage of Promoters and can range from -100 to 100;

•
“NOLs” refer to net operating losses;

•
“OECD” refers to the Organization for Economic Co-operation and Development, an international organization that works to build better policies for better lives;

•
“open enrollment period” refers to the yearly period when individuals and families can enroll in a health plan or make changes to an existing health plan. In most states, the 2021 open enrollment period for the Individual market started on November 1, 2020 and ended on December 15, 2020; it ended as late as January 31, 2021 in certain states in which Bright Health does business. The Medicare Advantage open enrollment period, which permits switching between Medicare Advantage plans, started on January 1, 2021 and ends on March 31, 2021;

•
“PCP” refers to any primary care provider;

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
“Personalized Care Team” refers to the group of high-performing medical practitioners that are responsible for delivering care to a consumer based upon their unique medical needs and preferences;

•
“population health management” refers to the process of improving clinical health outcomes of a defined group of individuals through improved care coordination and patient engagement supported by appropriate financial and care models;

•
“PPO” refers to a preferred provider organization;

•
“preferred stock” refers to our Series A preferred stock, par value $0.0001 per share, Series B preferred stock, par value $0.0001 per share, Series C preferred stock, par value $0.0001 per share, Series D preferred stock, par value $0.0001 per share, and Series E preferred stock, par value $0.0001 per share;

•
“risk-bearing organization” or “RBO” refers to an organization that delivers, furnishes, or otherwise arranges for or provides healthcare services in an at-risk relationship with a managed care provider;

•
“Securities Act” refers to the Securities Act of 1933, as amended;

•
“SEC” refers to the U.S. Securities and Exchange Commission;

•
“Silver Plan” refers to one of the four categories of Health Insurance Marketplace plans (sometimes called “metal tiers”), with the silver metal tier being the most common choice for Health Insurance Marketplace shoppers;

•
“Small Group” refers to insurance products sold to employers with fewer than 100 employees, though some states designate small group products to include those sold to employers with fewer than 50 employees;

•
“Social Determinants of Health” refers to the conditions in the environments where people are born, live, learn, work, plan, worship, and age that affect a wide range of health, functioning, and quality-of-life outcomes and risks;

•
“SOX” refers to the U.S. Sarbanes-Oxley Act of 2002, as amended;

•
“special enrollment period” refers to a time outside the Open Enrollment Period or Annual Election Period when an eligible person can enroll in a health plan or make changes to an existing health plan. A person is generally eligible for a special enrollment period if certain qualifying life events occur, such as losing certain health coverage, moving, getting married, having a baby, or adopting a child; and

•
“value-based care”, or “value-based payment” or “value-based arrangements” refers to a healthcare delivery model in which providers, including hospitals and physicians, are paid based on patient health outcomes and rewarded for helping patients improve their health, reduce the effects and incidence of chronic disease, and live healthier lives in an evidence-based way.

For ease of reference, we have repeated definitions for certain of these terms in other portions of the body of this prospectus. All such definitions conform to the definitions set forth above.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
Trademarks and Service Marks
The Bright Health design logo, “Bright Health”, “DocSquad”, “Brand New Day”, “NeueHealth”, “Physicians Plus”, and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are our property. Solely for convenience, our trademarks, tradenames, and service marks referred to in this prospectus appear without the ®, TM, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, tradenames, and service marks. This prospectus contains additional trademarks, tradenames, and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

v

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Market, Industry and Other Data
This prospectus contains statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable. However, we have not independently verified any third-party information. In addition, some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. While we believe such estimates and calculations are reliable, our internal data has not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.”
Non-GAAP Financial Measures
This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with GAAP. Specifically, we make use of the non-GAAP financial measure “Adjusted EBITDA.”
Adjusted EBITDA has been presented in this prospectus as a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP, because we believe it assists management and investors in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA is useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management uses Adjusted EBITDA to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.
Adjusted EBITDA is not a recognized term under GAAP and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, this measure is not intended to be a measure of free cash flow available for management’s discretionary use as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The presentation of this measure has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentation of this measure may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of this measure and a reconciliation of the most directly comparable GAAP measure, see “Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data.”

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
PROSPECTUS SUMMARY
This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus, and the information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Unless otherwise indicated in this prospectus, references to the “Company,” “Bright Health,” “we,” “us” and “our” refer to Bright Health Group, Inc., formerly known as Bright Health Inc., and its consolidated subsidiaries.
Our Mission
Making healthcare right. Together.
Our Company
Bright Health was founded in 2015 to transform healthcare. Our mission of Making Healthcare Right. Together. is built upon the belief that by connecting and aligning the best local resources in healthcare delivery with the financing of care, we can drive a superior consumer experience, reduce systemic waste, lower costs, and optimize clinical outcomes.
Since its inception, Bright Health has proven, expanded, and enhanced our aligned enablement model. As of April 2021, the 28 managed and affiliated risk-bearing primary care clinics in our NeueHealth business care for nearly 75,000 unique patients, approximately 30,000 of which are served through value-based arrangements, with a strong Net Promoter Score (NPS) of 78. In addition to our directly managed and affiliated clinics, NeueHealth manages care for an additional 33 clinics through its Value Services Organization. From serving 10,765 consumers in a single state and product line just five years ago, our Bright HealthCare business now serves approximately 623,000 consumers, including approximately 515,000 commercial consumers and approximately 108,000 Medicare Advantage consumers, with a national presence in 14 states and 99 core-based statistical areas, which we define as markets. In 2020, we generated over $1.2 billion in total revenue and we are well-positioned to continue achieving significant growth across our diversified enterprise. Led by a seasoned management team built for scale — with senior leaders previously holding executive leadership positions at Fortune 100 companies across multiple sectors, including healthcare, consumer retail, and technology — Bright Health is building the national, integrated healthcare system of the future.
At its core, Bright Health is a healthcare company. We are founded and led by industry veterans intimately familiar with the challenges that have plagued U.S. healthcare for decades. We believe that to drive meaningful change, we must leverage technology and bring together the financing and delivery of care, while strengthening healthcare’s strongest relationship: that between the consumer and their primary care physician.
We believe that for too long, U.S. healthcare, primarily designed to cater to employers and large institutions, has failed the consumer through unnecessary complexity, a lack of transparency, and rising costs. We are making healthcare simple, personal, and affordable.
The Bright Health Approach
U.S. healthcare has traditionally been designed to serve large employers and institutions, with limited focus on the consumer and a bias towards broad, impersonal networks. This dynamic has resulted in a highly fragmented system, where high-performing individual care providers have faced challenges given limited coordination and perverse incentives amongst key stakeholders that reward higher utilization. Traditional managed care organizations have primarily focused their efforts on cost containment, keeping their network participants at arm’s length and leaving the underlying healthcare consumer lost in the mix. We believe this one-dimensional approach has driven a poor consumer experience, sub-optimal clinical outcomes, and tremendous economic waste. While legacy managed care organizations have attempted to

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
address these issues in recent years, we believe their failure to employ a consumer-centric approach has limited their success. The time is ripe for disruption.
To execute on our mission, we have developed a model for healthcare transformation built upon the delivery, financing, and optimization of care.
•
Delivery of Care — Acknowledging that healthcare is local, we employ a tailored, market-specific approach to building deep relationships with high-performing care provider organizations, which we call Care Partners. We engage with our Care Partners through a full spectrum of alignment options ranging from having providers participate in our networks to having providers employed by us. Leveraging proprietary analytical tools and capabilities, we offer our Care Partners population health management support and directly deliver payor-agnostic care. Anchored around these Care Partners, we serve our consumers through Personalized Care Teams, employing a high-touch model of care. Our flexible approach to local Care Partner alignment enables us to enter new markets and rapidly scale our care delivery capabilities, while delivering a consistent consumer experience and driving superior outcomes nationally.

•
Financing of Care — The financing of care is more than just insurance. Insurance, in its simplest form, protects against catastrophic loss. In contrast, the financing of care focuses not only on protection against loss, but also on the creation of overall consumer value, while enhancing access to healthcare through efficient resource distribution. Bright Health seeks to aggregate consumers and design and offer affordable benefits to help effectively manage risk. We structure value-based arrangements with our Care Partners that are designed to reward the quality of care delivered over the quantity of services rendered, reducing the total cost of care while enhancing clinical outcomes. Our model is designed to address the needs of all consumers, from high-acuity, special needs individuals requiring high-touch care management to lower acuity individuals seeking to protect themselves from catastrophic healthcare events. We engage deeply with providers, while giving consumers the tools and incentives they need to take a proactive role in their personal well-being. We endeavor to put the consumer in the driver seat.

•
Optimization of Care — Our ability to optimize the delivery and financing of care is driven by our purpose-built, end-to-end technology platform, the Bright Health Intelligent Operating System, or BiOS. Using robust data generated through our Care Partner alignment model, BiOS enables an integrated healthcare system of the future. Within BiOS lies our proprietary technology, DocSquad, a set of tools and experiences which personalize the individual healthcare experience and are designed to seamlessly connect consumers with the providers responsible for their care.

By bringing these three core pillars together, we aim to build the national, integrated healthcare system of the future, designed to break down historical barriers and create an environment in which all stakeholders — from the consumer, to the provider, to the payor — can win.
•
How the Consumer Wins — We offer consumers a simple, affordable healthcare experience, empowering the consumer with a Personalized Care Team and equipping them with the information they need to take an active role in healthcare decision making.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
How the Provider Wins — We offer our Care Partners a multi-pronged value proposition, by aggregating and delivering consumers and enabling increased share of wallet, while providing innovative tools and solutions to support population health management and the evolution towards value-based care.

•
How the Payor Wins — We offer payors — both Bright HealthCare and other third-party payors — the opportunity to participate in value-based payment arrangements, while managing risk-bearing care delivery on a payor-agnostic basis across multiple product lines. We provide payors predictability in medical cost spend, freeing them to focus on benefit design, administration, and other high-value priorities.

We believe that alignment among the consumer, provider, and payor results in a better healthcare experience for all and that through the creation and enablement of localized, high-performing, value-based systems of care that are centered around the consumer, everybody wins. We Partner. We Transform. We Care.
Through our aligned model of care, Bright Health is working to democratize access to healthcare. Rather than addressing only a specific segment of the market, such as health insurance, primary care delivery, or tech-enablement, our holistic approach gives us durability through enhanced consumer engagement. We believe we are well-positioned to transform healthcare through multiple channels that enable us to influence and optimize a consumer’s experience throughout their healthcare journey.
Future of Integrated Healthcare
At Bright Health, we are delivering what we believe is the future of integrated healthcare by deploying a differentiated approach that is:
Built on Alignment
Bright Health has created a new alignment model built upon three core principles applied consistently but flexed accordingly to “meet our Care Partners where they are”:
•
Clinical Alignment — We believe that alignment in healthcare starts with those responsible for delivering care locally. As each of our Care Partners has a unique set of clinical tools and capabilities to manage population health risk, our adaptable model lends them the support necessary to enhance local healthcare delivery and strengthen existing provider-consumer relationships. As Bright Health enters into each Care Partner relationship, we endeavor to understand that Care Partner’s existing clinical needs, tools, and capabilities. We then collaborate to develop a Joint Model of Health. This robust playbook outlines the division of accountability and supports Care Partners with evidence-based best practices to enhance outcomes, lower costs, and drive a consistent experience for consumers.

•
Financial Alignment — We have developed value-based payment structures that enable us to take a staged approach to financial alignment with our Care Partners. We first carefully consider each Care Partner’s ability and interest to take varying levels of population health risk. Whether through shared savings contracts, capitated arrangements, or other contractual incentives, we work collaboratively with our Care Partners to determine and structure the best financial alignment model for each local market and individual organization. Once aligned, we then work with our Care Partners over time to optimize the relationship and prepare them for success under more advanced models of value-based care.

•
Data and Technology Alignment — Our clinical and financial alignment with our Care Partners incentivizes maximum platform interoperability and data transparency, affording us and our Care

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Partners a more holistic view of the consumers we serve. Using comprehensive clinical, administrative, and consumer data, BiOS and its suite of solutions drive consumer engagement and optimize clinical decision making. Recognizing that each of our Care Partners has unique infrastructure in place, we enhance clinical technology by providing each Care Partner with purpose-built tools and experiences that seamlessly embed into existing workflows. We are true partners in technology-enablement.
Bright Health recognizes that each market is different, and we have been able to apply our three core principles of alignment in a flexible manner to meet the specific needs of the local communities we serve and to drive differentiated experiences and outcomes.
Through Bright Health’s alignment model, we have demonstrated the ability to decrease healthcare utilization, while simultaneously increasing consumer engagement to drive behavior change and improve outcomes.
Focused on the Consumer
Our approach to healthcare is centered around the belief that there is a shift underway from broad, employer-driven, one-size-fits-all offerings to a model built on individual choice. This has driven us to implement what we believe is a novel approach to consumer empowerment that focuses on making healthcare simple, personal, and affordable. Bright Health provides the answers to the questions that we believe matter most for healthcare consumers:
•
Simple — Am I able to connect with my physician and care team when and how I want?   At Bright Health, we connect you to your Personalized Care Team on your terms and help you choose the benefits, care setting, and follow-up options that best support your individual needs and preferences. We make healthcare simple.

•
Personal — Do you know me, and do you understand my healthcare needs?   At Bright Health, we know you. We interact with you in your accustomed language, through your preferred channel, and can anticipate your needs. We ensure that your comprehensive healthcare information is made available to your Personalized Care Team, equipping them with the data they need to serve your individualized healthcare needs. We make healthcare personal.

•
Affordable — Do I have access to affordable healthcare without sacrificing quality?   At Bright Health, we know that healthcare costs are a burden and consumers often feel that they do not receive value for their healthcare dollar. We deliver low cost, high-quality healthcare in every market we serve. We make healthcare affordable.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Powered by Technology
Bright Health’s aligned and consumer-focused model enables us to transform the way technology can effect meaningful change in healthcare. Historically, key stakeholders with misaligned incentives have generally been unwilling to share critical information, thereby limiting the effectiveness of healthcare technology. In addition, data has been transactional, serving the needs of payors and care providers, but not the individual. By aligning stakeholders across the financing and delivery of care and putting consumers in control of their healthcare data, Bright Health can capture a holistic view of the consumer and empower the individual and their care teams to drive better coordination and optimize clinical outcomes.
Bright Health has developed a differentiated consumer-centric healthcare platform, the Bright Health Intelligent Operating System (BiOS). BiOS is built upon our proprietary intelligent data hub, Consumer360, which integrates with an ecosystem of connected Care Partner data and technology infrastructure to power DocSquad, our suite of proprietary consumer and care provider solutions. We ensure information is available when and where it is needed, whether through interactions with Bright Health directly or through embedded experiences with our Care Partners. We allow consumers to see their providers on their terms, leveraging DocSquad to personalize interactions whether they occur in-person or virtually. BiOS is designed to make healthcare simple, personal, and convenient for consumers.
Bright Health’s Businesses
To deliver on our mission, we deploy our capabilities across two connected businesses, NeueHealth and Bright HealthCare, both working in tandem and leveraging technology to optimize the healthcare experience for all. By participating in and connecting both the delivery and financing of care, our approach allows us to control the healthcare dollar while rewarding us for reducing the total cost of care, all while engaging with and enhancing the experience and clinical outcomes for the underlying consumer.
NeueHealth
NeueHealth significantly reduces the friction and current lack of coordination between payors and providers to enable a truly consumer-centric healthcare experience. Providers are looking for solutions that will enable them to perform in a value-based world and focus on what matters most: their patients’ health. Payors are looking for systems of high-performing providers who can partner with them to deliver the best care locally. Consumers want personalized, easy-to-access care, regardless of who is paying for it. NeueHealth brings this together through a combination of technology and services that is scaled centrally and deployed locally.
As of April 2021, NeueHealth works with over 200,000 care provider partners and operates 28 managed and affiliated risk-bearing clinics within its integrated care delivery system. Through those risk-bearing clinics, NeueHealth maintains nearly 75,000 unique patient relationships as of April 2021,

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
approximately 30,000 of which are served through value-based arrangements, across multiple payors. In addition to our directly managed and affiliated clinics, NeueHealth manages care for an additional 33 clinics through its Value Services Organization.
NeueHealth engages in local, personalized care delivery in multiple ways, including:
•
Integrated Care Delivery — NeueHealth operates clinics providing comprehensive care to all populations.

•
Bright Health Network — A key component of our NeueHealth business is our ecosystem of Care Partners with whom we contract in service of Bright HealthCare today.

•
Value Services Organization — NeueHealth empowers high-performing primary care practices and care delivery organizations to succeed in their evolution towards risk-bearing care delivery.

Bright HealthCare
Bright HealthCare delivers simple, personal, and affordable financing solutions to integrate the consumer into Bright Health’s alignment model. We tailor our plan design and experiences to meet consumer needs, align top-to-bottom incentives to drive the best outcomes for our stakeholders, and develop capabilities to enable superior performance.
Bright HealthCare currently aggregates and delivers healthcare benefits to approximately 623,000 consumers through its various offerings, serving consumers across multiple product lines in 14 states and 99 markets. We also participate in a number of specialized plans and are the nation’s third largest provider of Chronic Condition Special Needs Plans (C-SNPs).
Bright HealthCare’s customers include:
•
Commercial (IFP, Small Group, Large Group) — Bright HealthCare offers commercial health plans across 11 states and as of today serves approximately 515,000 individuals.

•
Medicare Advantage — Bright HealthCare offers Medicare Advantage products in 11 states. These plans serve approximately 108,000 lives and generally focus on higher risk, special needs populations.

•
Managed Medicaid — We operate a small Medicaid business in California today, and we believe that Managed Medicaid is highly complementary to our aligned model and that we will be well-positioned to support this complex population through innovative Bright HealthCare products in the future.

•
Employer ASO — We believe that continued expansion into the self-insured market is important to our diversification strategy. We are in the early stages of building an ASO business through several strategic partnerships, with efforts underway to continue to grow and develop this product line as we evolve our administrative service capabilities.

Through these diversified businesses, we believe we are able to align consumer, provider, and payor interests, creating localized, high-performing, value-based systems of care where everybody wins. We Partner. We Transform. We Care.
Our Competitive Advantages
We have a number of critical competitive advantages that we believe will propel Bright Health’s success:
•
We have a differentiated business model that integrates the delivery and financing of healthcare.

•
We have a national, diversified service model.

•
We have a purpose-built consumer and provider technology platform.

•
We have a flexible, differentiated model able to meet the needs of any market.

•
We have a seasoned management team built for scale.

•
We have a multi-pronged organic and inorganic growth strategy.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Market Challenges and Bright Health’s Opportunity
Market Challenges
The current U.S. healthcare system has deep-rooted, foundational issues that have impeded legacy providers from meeting changing patient needs. As a result, the current system is inefficient, ineffective, and expensive.
•
Unsustainably High Costs Coupled with Sub-Optimal Outcomes.   According to CMS, total healthcare spending in the United States will reach $4.2 trillion in 2021, approximately $12,641 per person, representing approximately 18% of U.S. GDP. This per capita healthcare spend is more than any other country in the world and is approximately twice the OECD average for comparable countries. However, quality outcomes are not correlated with the increased spend. Obesity rates, as well as the percentage of seniors with multiple chronic conditions, are significantly higher in the U.S. than in comparable countries. An above average mortality rate further highlights the ineffectiveness of the U.S. health system. With an average U.S. lifespan of approximately 77 years, the U.S. trails the OECD average of 82 years. The wasted spending in U.S. healthcare ranged from $760 billion to $935 billion, accounting for approximately 25% of total spend.

•
Negative Consumer Experience.   The U.S. healthcare system is built upon an employer-centric model, where group purchasing results in a lack of personalization. Expensive and inefficient PPO networks are still at the core of legacy managed care, and network structure and financing frameworks are still designed with employer-based populations in mind. This approach has resulted in an impersonal consumer experience. For example, according to a 2020 Harris Poll, over half of the U.S. consumers surveyed believe that they were treated as an “incident” and not a person when receiving care. This negative perception of the healthcare system as being transactional in nature makes it more difficult to proactively engage consumers in their healthcare decision-making.

•
Misaligned Incentives Rewarding Volume Over Value.   Only 2.9% of total U.S. healthcare spending in 2018 was related to preventative care. This underinvestment in proactive healthcare is reflective of a legacy fee-for-service (“FFS”) reimbursement model that rewards reactive “visit-based” decision making instead of a proactive “population health” focused approach. This dynamic leads to undesirable outcomes, from physician burnout and frustration to consumer dissatisfaction. Although there has been broad support for the idea of value-based payment models over the past decade, few organizations have been able to successfully bring together the analytics, capital, and provider buy-in necessary to operationalize the concept.

•
Inadequate Access to Quality Care at an Affordable Cost.   Vulnerable populations across the U.S. suffer from a lack of access to affordable, high-quality healthcare. According to the Commonwealth Fund, approximately 45% of U.S. adults who are considered underinsured reported a medical problem but did not visit a physician because of cost concerns. This has contributed to the United States ranking last overall among 11 industrialized countries on measures of health equity.

•
Disaggregated Health Data Leading to Suboptimal Outcomes.   While legacy billing and administrative tools help collect data, it is scattered across care settings, such as hospitals, physician offices, and pharmacies. Payors and providers are often reluctant to share data unless it serves their financial interests, creating barriers to evidence-based, real-time care delivery.

Foundation for Change
We believe the U.S. healthcare system is broken. In recent years, point solutions have emerged that are beginning to address the misalignment of incentives and evolving consumer needs, but have been unable to achieve meaningful change at scale for the following reasons:
•
New payment structures have seen limited adoption.

•
Effective integrated care models exist, but only on a regional basis.

•
Consumer dissatisfaction is increasing, in part due to rising expectations.

•
Approaches to healthcare innovation have been reactive and fragmented.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our Market Opportunity
We have a tremendous addressable market opportunity, which we estimate will reach approximately $4.2 trillion in 2021, and we expect our addressable market opportunity to continue to expand.
•
Growing Retail Market Segments (Medicare, IFP, etc.).   We believe the Medicare Advantage market is the most dynamic segment of U.S. health insurance today. It is estimated that the 5-year CAGR from 2019 to 2024 will be 10% and that the market will grow by $170 billion over that time. CMS estimates that the total overall Medicare market will exceed $1 trillion by 2023. The IFP market has also significantly stabilized, maintaining between 11 million and 12 million covered lives since 2015. Furthermore, with tailwinds from recent political developments, we believe the IFP market is well-positioned to grow.

•
Shifting Employer Market Segments (ICHRA, etc.).   The employer market is evolving to be more consumer-directed. While currently in the early stages, we believe products like ICHRA will yield significant opportunity for employers to shift lives into consumer-directed plan options, a segment of the market in which we have historically demonstrated robust growth. In addition, employers overall are shifting business to ASO models, offering more flexible network options in order to better manage costs while continuing to meet employee healthcare expectations.

•
Government and Innovation (ACO / DCE, Medicaid, etc.) Programs.   In response to increased costs across traditional unmanaged populations, the federal and state governments have been introducing innovative programs that reward care providers and payors that are able to effectively manage risk. Notably, CMS recently announced a Direct Contracting model set to begin in 2021 to create value-based payment arrangements directly with provider groups for their current Medicare FFS patients, similar to the value-based contracts that we enter into with our provider partners. The Medicare FFS market is expected to represent an approximately $430 billion opportunity in 2021. Additionally, states are increasingly migrating to Managed Medicaid programs that specifically incentivize payor and care provider partnerships to drive better outcomes at a lower cost. As government-sponsored innovation continues to accelerate, we believe our model and national market presence position us well to succeed under these emerging programs.

Bright Health’s Growth Strategies
Bright Health’s alignment model allows us to pursue additional growth through the following avenues, aligned around the integration of delivery, financing, and optimization of care.
•
Increase Membership in Existing Markets.   We plan to continue to drive significant membership growth through greater consumer awareness of our brand and our ability to deeply align and integrate with high-performing Care Partners. We intend to grow market share in our existing, recently launched markets to comparable levels achieved in our oldest, most mature markets.

•
Enter New Markets.   Many of our Care Partners have national or regional footprints, which afford us the opportunity to continue to expand into new markets with existing, trusted partners, increasing our ability to scale nationally with greater efficiency. Further, we plan to leverage new provider partnerships to enter additional geographies of strategic interest.

•
Expand Our Care Delivery Footprint.   We plan to add new payor contracts to serve additional patients at our existing clinics, while integrating additional services. Additionally, our exportable model affords us valuable opportunities for de novo growth through the addition of new clinics across both existing and future markets.

•
Take and Support the Management of Population Health Risk.   We leverage our actuarial expertise, balance sheet, and population health management infrastructure to take population health risk under total cost of care arrangements in close collaboration with our Care Partners. In addition, we help our Care Partners maximize the benefit of value-based arrangements through tools and capabilities that enable high-touch, high-quality care for consumers at a lower total cost.

•
Participate in Emerging Direct-to-Government Programs.   We are well-positioned both to directly assume population health risk and to support care providers with the services needed to succeed under emerging direct-to-government programs, such as Managed Medicaid and Direct Contracting

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
models for Medicare fee-for-service populations. We have been approved for two Direct Contracting entities with January 1, 2022 start dates, and we continue to evaluate other direct-to-government contracting opportunities.
•
Monetize Our High-Performing Delivery Networks.   Our demonstrated track record of partnership success coupled with our dedicated network building team and analytics platform facilitate the selection of top-performing providers united towards a common goal. We believe that we can continue to customize our network services for additional Bright HealthCare products and geographies, while capturing incremental value through the commercialization of our high-performing Care Partner networks.

•
Introduce New Product Offerings.   Leveraging our trusted Care Partner relationships, we are well-positioned to launch new, innovative products within our NeueHealth and Bright HealthCare businesses focused on serving additional segments of the population.

•
Commercialize Our Technology and Services.   Our track record of optimizing data from leading provider organizations to create differentiated consumer engagement tools speaks to the potential value of our platform. We believe there is opportunity for the future commercialization of our Consumer360 intelligent data hub and DocSquad personalized health profile tools and capabilities.

•
Strategically Deploy Capital.   We believe our approach to healthcare transformation positions us to capitalize on strategic acquisitions. We plan to continue exploring acquisitions, partnerships, and other investment opportunities to help improve clinical outcomes, expand our geographic footprint, increase the scope of our technology and data solutions, add new product offerings, and pursue other avenues to make healthcare right.

Recent Developments
Revolving Credit Agreement
On March 1, 2021, we obtained a $350.0 million revolving credit facility that initially matures on February 28, 2022, and may be extended at our option to mature instead on February 28, 2024, subject to the closing of this initial public offering. We expect to make this election following the closing of this initial public offering. There are currently no outstanding borrowings under our credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.”
Recent Acquisitions and Investments
Subsequent to December 31, 2020, we completed three acquisitions. On March 31, 2021, we acquired all outstanding equity interests of True Health New Mexico, Inc. (“THNM”) for aggregate consideration of $27.5 million. THNM is a physician-led health insurance company offering policies available through the commercial market for individual on- and off-exchange and employer-sponsored health coverage. In addition, on March 31, 2021, we acquired Zipnosis, Inc. (“Zipnosis”), which is a telehealth platform that offers virtual care to health systems around the U.S., for aggregate consideration of $57.2 million, including $40.0 million in Series E preferred stock. On April 1, 2021, we also acquired Central Health Plan of California, Inc. (“CHP”), an insurance provider that provides Medicare Advantage HMO services, for aggregate consideration of $316.0 million, including $40.0 million in Series E preferred stock.
In addition, on April 1, 2021, we purchased 1.6 million shares of Apollo Medical Holdings, Inc. (“AMEH”) common stock from Allied Physicians of California in a private sale transaction. The aggregate cash purchase price for the AMEH shares was $40.1 million.
Our Organizational Structure
The simplified diagram below depicts our organizational structure through which we operate our business.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Stockholders
Bright Health Group, Inc.
Bright Health Services, Inc.(1)
(d/b/a NeueHealth)
Bright Health Management, Inc. (2)
(d/b/a Bright HealthCare)
Personalized Care Delivery and Technology Subsidiaries(3)
Insurance Subsidiaries

(1)
We operate NeueHealth through Bright Health Services, Inc. and its subsidiaries.

(2)
We operate Bright HealthCare through Bright Health Management, Inc. and its subsidiaries.

(3)
Our operating system, BiOS, including our proprietary technologies, Consumer360 and DocSquad, are held by subsidiaries of Bright Health Services, Inc. These technologies are utilized by subsidiaries across both Bright Health Services, Inc. and Bright Health Management, Inc.

Risk Factors Summary
Investing in our common stock involves a high degree of risk. You should carefully consider these risks before investing in our common stock, including the risks related to our business and industry described under “Risk Factors” elsewhere in this prospectus. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment:
•
a lack of acceptance or slow adoption of our model;

•
our ability to retain existing consumers and expand consumer enrollment;

•
our ability to contract with care providers and arrange for the provision of quality care;

•
our ability to accurately estimate our medical expenses, effectively manage our costs and claims liabilities or appropriately price our products and charge premiums;

•
our limited operating history and ability to achieve and maintain profitability in the future;

•
the impact of the COVID-19 pandemic on our business and results of operations;

•
the effect of large-scale medical emergencies on our ability to operate our business;

•
the impact of security incidents or breaches, loss of data and other disruptions to our or our third-party service providers’ systems, information technology infrastructure, and networks;

•
our reliance on third-party providers to operate our business;

•
our ability to successfully pursue strategic acquisitions and integrate acquired businesses;

•
the impact of reductions in the quality ratings of our MA health plans;

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
any failure to comply with applicable laws and regulations, resulting in penalties or a requirement that we make significant changes to our operations;

•
the impact of modifications or changes to the U.S. health insurance markets;

•
changes to the legislative and regulatory environment in which we operate; and

•
the other factors discussed under “Risk Factors.”

Corporate Information
We were incorporated in Delaware on August 7, 2015 as KTNewPlanCo, Inc. and subsequently changed our name to Bright Health Inc. On February 8, 2021, we changed our name to Bright Health Group, Inc. Our principal executive offices are located at 8000 Norman Center Drive, Suite 1200, Minneapolis, MN 55437. Our telephone number is (612) 238-1321. Our website address is https://brighthealthgroup.com/. Information contained in, or that can be accessed through, our website does not constitute part of this prospectus, and inclusions of our website address in this prospectus are inactive textual references only.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
THE OFFERING
Common stock offered by us
             shares.
Option to purchase additional shares
The underwriters have been granted an option to purchase up to               additional shares of common stock from us at any time within 30 days from the date of this prospectus.
Common stock to be outstanding immediately after this
offering
               shares, or                shares if the underwriters exercise their option to purchase additional shares of common stock in full.
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $      million (or $      million if the underwriters exercise their option to purchase additional shares of common stock in full), based on the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus.
We intend to use the net proceeds received by us from this offering for working capital and other general corporate purposes, including continued investments in the growth of our business. We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies. See “Use of Proceeds.”
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 100,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) our net proceeds from this offering by $      million.
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common stock.
Dividend policy
We currently do not intend to declare any dividends on our common stock in the foreseeable future. See “Dividend Policy.”
Proposed NYSE symbol
“BHG”
Except as otherwise indicated, all information in this prospectus:
•
assumes no exercise by the underwriters of their option to purchase additional shares of common stock from us;

•
assumes the effectiveness, at the time of this filing, of our ninth amended and restated certificate of incorporation and our third amended and restated bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part;

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
assumes an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus;

•
assumes the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 139,145,514 shares of common stock;

•
does not reflect an aggregate of           shares of common stock available for future issuance under our 2016 Equity Plan and our 2021 Equity Plan; and

•
does not reflect           shares of common stock that may be issued upon the exercise of outstanding options at an average weighted exercise price of $      issued under our 2016 Equity Plan.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables summarize our consolidated financial and other data for the periods and at the dates indicated. The statement of income (loss) and comprehensive income (loss) and cash flow data for the years ended December 31, 2020, 2019 and 2018 and the balance sheet data as of December 31, 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future or any other period.
The historical consolidated financial data for the year ended December 31, 2020 include the operating results of the Brand New Day Acquisition for the period from May 1, 2020 through December 31, 2020. The summary unaudited pro forma consolidated financial data presented below has been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated statement of income (loss) and comprehensive income (loss) data for the year ended December 31, 2020 give effect to the Brand New Day Acquisition, as if the Brand New Day Acquisition had occurred on January 1, 2020, and to reflect the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering. The Brand New Day Acquisition has been reflected in our historical audited consolidated balance sheet as of December 31, 2020. The unaudited pro forma financial information includes various estimates which are subject to material change and may not be indicative of what our operations would have been had such transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Condensed Combined Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data. The unaudited pro forma consolidated financial data is included for information purposes only.
The summary consolidated financial data set forth below should be read in conjunction with “Risk Factors,” “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements included elsewhere in this prospectus.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
	Year Ended December 31,
	2020	2019	2018	2020
	Actual			Pro Forma(1) (Unaudited)
	(in thousands)
Statement of income (loss) and comprehensive income (loss) data:
Revenue:
Premium revenue	$ 1,180,338	$ 272,323	$ 127,122	$ 1,376,476
Service revenue	18,514	—	—	18,514
Investment income	8,468	8,350	3,510	8,493
Total revenue	1,207,320	280,673	130,632	1,403,483
Operating Costs:
Medical costs	1,047,300	224,387	96,407	1,233,725
Operating costs	409,334	180,489	95,836	432,718
Depreciation and amortization	8,289	1,134	1,030	10,601
Total operating costs	1,464,923	406,010	193,273	1,677,044
Loss before income taxes	(257,603)	(125,337)	(62,641)	(273,561)
Net loss	(248,442)	(125,337)	(62,641)	(264,400)
Other comprehensive (loss):
Unrealized investment holding gains arising during the year	1,556	1,211	72	1,556
Less reclassification adjustments for investment gains (losses) included in net loss	112	38	(17)	112
Total other comprehensive income	1,444	1,173	89	1,444
Comprehensive income (loss)	$ (246,998)	$ (124,164)	$ (62,552)	$ (262,956)
Non-GAAP Metric:
Adjusted EBITDA(2)	$ (238,912)	$ (121,091)	$ (61,354)	$ (252,558)
	Year Ended December 31,
	2020	2019	2018	2020
	Actual			Pro Forma (Unaudited)(3)(4)
	(in thousands, except per share amounts)
Per share data:
Net loss per share attributable to common stockholders, basic and diluted	$ (5.47)	$ (2.80)	$ (1.42)	$ (1.66)
Weighted average common shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	45,398	44,829	43,992	158,940

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Cash flow data:
Net cash provided by (used in):
Operating activities	$ (57,238)	$ (8,208)	$ (27,034)
Investing activities	(689,742)	(94,643)	(6,940)
Financing activities	712,441	424,060	203,057
	As of December 31, 2020
	Actual	Pro Forma(1)(4) (Unaudited)	Pro Forma As Adjusted(1)(5) (Unaudited)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$ 488,371	$	$
Total assets	1,810,802
Total debt	—
Total liabilities	593,859
Total stockholders’ equity (deficit)	(503,672)

(1)
Except as provided in the next sentence, the pro forma column and pro forma as adjusted columns give effect to the Brand New Day Acquisition. See “Unaudited Pro Forma Condensed Combined Financial Information.” The Brand New Day Acquisition has been reflected in our historical audited consolidated balance sheet as of December 31, 2020 and therefore the pro forma balance sheet data and pro forma as adjusted balance sheet data only reflect the adjustments described in footnotes (4) and (5) below, respectively.

(2)
We define Adjusted EBITDA as net loss excluding interest expense, income taxes, depreciation and amortization, adjusted for the impact of acquisition and financing-related transaction costs and share-based compensation. Adjusted EBITDA has been presented in this prospectus as a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We describe these adjustments reconciling net loss to Adjusted EBITDA in the table below.

We present Adjusted EBITDA because we believe it assists management and investors in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA is useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. We use Adjusted EBITDA to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. We supplement GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.
Adjusted EBITDA is not a recognized term under GAAP and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, this measure is not intended to be a measure of free cash flow available for management’s discretionary use as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The presentation of this measure has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentation of this measure may not be comparable to other similarly titled measures of other companies and can differ significantly

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
from company to company. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on our GAAP results in addition to using Adjusted EBITDA supplementally.
Our Adjusted EBITDA measure has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•
it does not reflect costs or cash outlays for capital expenditures or contractual commitments;

•
it does not reflect changes in, or cash requirements for, our working capital needs;

•
it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
it does not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;

•
it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and they do not reflect cash requirements for such replacements; and

•
other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to invest in business growth or to reduce indebtedness.
The following table provides a reconciliation of net loss to Adjusted EBITDA for the periods presented:
	Year Ended December 31,
	2020	2019	2018	2020
	Actual			Pro Forma (Unaudited)
	(in thousands)
Net loss	$ (248,442)	$ (125,337)	$ (62,641)	$ (264,400)
Income tax (benefit) expense	(9,161)	—	—	(9,161)
Depreciation and amortization	8,289	1,134	1,030	10,601
Transaction costs(a)	4,950	1,248	—	4,950
Share-based compensation expense(b)	5,452	1,864	257	5,452
Adjusted EBITDA	$ (238,912)	$ (121,091)	$ (61,354)	$ (252,558)

(a)
Transaction costs include accounting, tax, valuation, consulting, legal and investment banking fees directly relating to business combinations. We do not believe such transaction costs reflect the ongoing performance of our business.

(b)
Represents non-cash compensation expense related to stock option and restricted stock award grants, which can vary from period to period based on a number of factors, including the timing, quantity and grant date fair value of the awards.

(3)
Unaudited pro forma loss per share was computed to give effect to the conversion of the preferred stock. The following table presents the reconciliation of basic and diluted net loss per share to unaudited pro forma loss per share for the year ended December 31, 2020 as if the conversion had occurred on January 1, 2020.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Year Ended December 31, 2020
(in thousands, except per share amounts)
Numerator:
Net loss attributable to common stockholders	$ (264,400)
Denominator:
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	45,398
Pro forma adjustment to reflect the assumed conversion of preferred stock	113,542
Pro forma weighted-average number of shares outstanding used to compute pro forma net loss per share, basic and diluted	158,940
Pro forma net loss per share, basic and diluted	$ (1.66)

(4)
The pro forma balance sheet data as of December 31, 2020 reflects (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 139,145,514 shares of common stock on a one-for-one basis upon the closing of this offering, except with respect to our 32,438,580 outstanding shares of Series A preferred stock which shall be convertible into an aggregate of 7,339,201 shares of common stock and (ii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, which will occur immediately prior to the completion of this offering.

(5)
The pro forma as adjusted balance sheet data as of December 31, 2020 reflects (i) the as adjusted adjustments set forth in footnote (4) above and (ii) the sale by us of           shares of our common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase or decrease, as applicable, on an as adjusted basis, cash and cash equivalents, total assets and total stockholders’ equity by $      million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the assumed underwriting discount and estimated offering expenses payable by us and the application of the net proceeds thereof as described in “Use of Proceeds.” An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease, as applicable, on an as adjusted basis, cash and cash equivalents, total assets and total stockholders’ equity by $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds thereof as described in “Use of Proceeds.”

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors together with other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose all or part of your investment.
Risks Related to Our Business
If our business model is not accepted or is slow to be adopted by the healthcare industry, our growth could be impacted and our business and results of operations could be adversely affected.
Our business model is based on the integration of the financing and delivery of healthcare. Key to the growth of our Bright HealthCare business is our ability to drive provider adoption of value-based care arrangements that give our Care Partners a stake in the financial and quality outcomes of our health plans. Given that the Health Insurance Marketplaces were only created within the last decade, value-based arrangements are a relatively new contracting mechanism for parties serving the IFP population. We cannot assure you that our contracting approach will achieve and sustain acceptance by care providers, consumers or the healthcare industry generally. Additionally, in some states, provider risk-sharing and value-based compensation models are less prevalent even among parties serving the MA population. Acceptance of our business model may be affected by a variety of factors, including but not limited to the lack of willingness of certain care providers to embrace value-based care payment arrangements with payors, and the entrenchment of historical fee-for-service models of compensation.
For the year ended December 31, 2020, 2.2% of our total revenue was generated by our NeueHealth business. The growth of our NeueHealth business will depend on our ability to attract high-performing care delivery partners. If we are unable to attract and successfully develop relationships with these provider organizations, we may not be successful in building and growing our NeueHealth business. Also, if we are unable to provide adequate tools and capabilities to support value-based care, to directly manage risk, and to deliver care under value-based arrangements, we may not be able to enter and rapidly scale our NeueHealth business across and within markets, or to deliver superior outcomes for consumers nationally.
If we are unable to retain existing consumers, expand consumer enrollment, or diversify and expand our portfolio of products and services, our business and results of operations may be adversely affected.
We generate, and expect to continue to generate, a substantial portion of our revenue from consumers enrolled in our IFP, MA, and employer health plans. As a result, the continued enrollment of individuals into and adoption of our health plans, through our platform, our broker network, employers, or other third parties, is paramount to our future growth and success. If we fail to retain existing consumers, grow consumer enrollment, or diversify and expand our portfolio of products and services, our business and results of operations may be negatively impacted. In addition, if we do not grow our membership, we could find it difficult to retain or increase the number of contracted Care Partners and other network providers at favorable rates or at all, which could jeopardize our ability to provide health plan products in our current markets and our ability to expand into new markets in a cost-efficient manner.
Our ability to retain existing consumers, expand consumer enrollment and diversify and expand our portfolio of products and services depends on a number of factors, some of which are beyond our direct control. Some of these factors include:
•
our ability to provide low-cost and high-value plans which meet a broad range of consumer needs;

•
the ease of our consumers’ adoption of, and enrollment into, our products and services;

•
our ability to seamlessly onboard our consumers and create a positive overall experience with our products and services;

•
our consumers’ ability to easily use our technology, including our DocSquad platform and our virtual care offerings;

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
our consumers’ ability to receive convenient and ready access to quality medical care and treatment through our Care Partner networks;

•
our ability to grow our provider networks and contract with Care Partners that support our model of care on competitive terms;

•
our ability to safeguard our consumers’ data;

•
our ability to anticipate and respond to shifting consumer preferences for healthcare products and services in a timely manner;

•
our ability to retain licenses required to conduct our existing business and obtain licensing in new geographies into which we intend to expand;

•
our ability to manage a reduction in the size of our target market due to continued expansion of public insurance financing options, including state expansions of Medicaid and a potential shift to public financing options administered by the federal government, which could encourage our consumers to explore and switch to these other options;

•
our ability to effectively compete against our competitors, who may offer products containing fewer restrictions on the network of care providers available to consumers, may provide higher quality levels of care, or may be priced more competitively than our offerings;

•
our ability to market and sell our plans effectively in our target markets, including our ability to retain and incentivize our broker network; and

•
regulatory changes pertaining to the marketing and/or enrollment of our consumers, which might negatively impact the overall pool of eligible beneficiaries across our health plans.

In addition, our ability to retain our existing consumers and expand consumer enrollment could be adversely impacted by delays in, or increased difficulty or cost associated with, the implementation of our growth strategies, strategic initiatives and operating plans, and the incurrence of unexpected costs associated with operating our business.
The growth in our membership is also highly dependent upon our success in attracting new consumers during annual enrollment periods and open enrollment periods. If our ability or the ability of our partners, including our broker network, to market and sell our products and services is constrained during an enrollment period for any reason, such as technology failures, reduced allocation of resources, any inability on the part of our sales partners to timely employ, license, train, certify and retain employees and contractors and their agents to sell plans, interruptions in the operation of our website or systems, disruptions caused by other external factors, such as the COVID-19 pandemic, or issues with government-run health insurance exchanges, we could acquire fewer new consumers than expected or suffer existing consumer attrition and our business, operating results and financial condition could be adversely affected.
We may not be able to contract with care providers on favorable terms or at all, or to arrange for the provision of the quality care necessary to attract consumers.
Our strategy across both our Bright HealthCare and NeueHealth businesses requires that we successfully contract with care providers to ensure access to quality healthcare services for our consumers, to manage medical costs and utilization, and to better monitor and ensure the quality of care being delivered. We compete with other health plans and networks to contract with healthcare providers based on reimbursement rates, timeliness and accuracy of claims payments, the potential to deliver new patient volume and/or support the retention of existing patients, the effectiveness of resolution of calls and complaints, and other factors.
We cannot assure you that we will be able to continue to attract and retain the right Care Partners necessary to deliver healthcare through high-performing networks in the geographic areas we serve, while providing high-quality care to our consumers. In addition, certain care providers, particularly hospitals, physician/hospital organizations and specialists, or their related care provider networks, may have significant negotiating power due to their size or market positions and could demand higher payment rates or otherwise negotiate contracts on terms that are less favorable to us. With respect to our Bright HealthCare business,

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
if our health plans are unable to contract with care providers or if we contract with care providers on unfavorable terms, care provider access for our consumers could be restricted or limited, and we may not be able to deliver the high-quality healthcare that our consumers expect, which could drive consumer attrition or make it more difficult for us to attract new consumers. In addition, we could be exposed to higher medical costs and our health plans may not meet regulatory or accreditation requirements, which could restrict us from offering such plans and could lead to lower revenues.
Our NeueHealth business also contracts with physicians and other healthcare providers to create high-performing networks on behalf of its own risk-bearing organizations, or RBOs, and on behalf of its third-party payor or IPA clients. Our NeueHealth business is subject to the same risks described above relating to its ability to contract with healthcare providers on favorable terms, or at all. If NeueHealth is unable to contract with physicians and other healthcare providers at affordable rates and/or to create high-performing networks, it may yield poor financial and quality results for its own RBOs and may result in dissatisfaction amongst its third-party payor clients.
Furthermore, because the success of our business model depends on the integration of payor and provider capabilities, our ability to execute on our model will be limited to geographies where we have contracted with a sufficient number of care providers necessary to create a robust provider network. Our ability to grow our business could be adversely affected if we are unable to contract with a sufficient number of care providers in markets in which we operate or in which we seek to expand.
We may be required to work with care providers who are not contracted with our health plans or in our networks, which may result in costly out-of-network claims.
We may, from time to time, be required to work with care providers who are not contracted with our health plans. In those cases, there is no pre-established understanding between the provider or provider network and our health plan regarding the amount of compensation that is due to the provider or provider network for rendering healthcare services. This can result in high levels of out-of-network claims, which can be significantly more costly than claims based on rates that have been pre-negotiated with our provider network Care Partners. In particular, out-of-network utilization is typically higher upon entry into new markets, which increases medical costs during periods of market expansion. In some states, the amount of compensation for out-of-network claims is defined by law or regulation, but in most instances it is either not defined or it is established by a standard that makes the financial implications unclear. In such instances, care providers may claim that they are underpaid for their services and may either litigate or arbitrate their dispute with our health plan, and any subsequent adjustment of the payment made to such care providers could adversely affect our results of operations.
Furthermore, under the provisions of the Consolidated Appropriations Act, 2021, payor and provider parties are precluded from referencing government reimbursement rates as a benchmark for out-of-network disputes. As a result, providers may be incentivized to collectively set high rates for high-volume out-of-network services, which could result in ongoing price inflation for critical services. Any uncertainty in the amount that a consumer may pay as a co-pay or otherwise when visiting a provider who is not a contracted Care Partner may also hurt consumer satisfaction with our plan, which could adversely impact our ability to retain our existing consumers or grow the size of our membership base.
Failure to appropriately set premiums or effectively manage our costs could negatively affect our profitability, results of operations and cash flows.
The premiums we set for our health plans are a material source of our revenue. We set our premiums using actuarial estimates and our failure to set appropriate premiums, including as a result of inaccuracies in our actuarial estimates, could adversely affect our profitability and cash flows. We use a substantial portion of our health plan revenue to pay the costs of healthcare services delivered to our consumers. As such, our profitability depends in large part on our ability to accurately estimate and manage such costs. Relatively small differences between estimated and actual medical costs as a percentage of revenue can result in significant changes in our financial results.
Our use of actuarial methods to determine premiums and estimate other healthcare costs involves a significant degree of judgment and is subject to a number of inherent uncertainties and assumptions. Such

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
actuarial methods are consistently applied, centrally controlled, and are based upon various data points, including our historical submissions and payment data, cost trends, patient and product mix, seasonality, utilization of healthcare services, contracted service rates and other factors for our consumers. Our ability to accurately estimate such costs depends on various factors, many of which are not within our control, including:
•
the utilization rates of medical facilities and services;

•
the cost of medical services;

•
the use or cost of prescription drugs, in particular the increased use of specialty prescription drugs;

•
the introduction or widespread adoption of new or costly treatments, including new technologies;

•
our membership mix;

•
variances in actual versus estimated levels of cost associated with new products, benefits, lines of business, product changes or benefit level changes;

•
changes in the demographic characteristics of an account or market;

•
changes in economic conditions;

•
changes or reductions related to our utilization management functions such as preauthorization of services, concurrent review, or requirements for physician referrals;

•
changes in our pharmacy volume rebates received from drug manufacturers;

•
catastrophes, including acts of terrorism, pandemics, epidemics or severe weather (e.g., hurricanes, wildfires or earthquakes);

•
medical cost inflation;

•
volatility with respect to the individual market risk pool, including public Health Insurance Marketplaces; and

•
potential changes in legislation or other rules and regulations, such as changes in government mandated benefits or consumer eligibility criteria.

The impact of many of these items on the ultimate costs for claims is difficult to estimate, and they could have a material impact on our business. In addition, the historical data on which our assumptions are based may not necessarily be indicative of the actual costs of claims due to our rapid growth in consumer enrollment and our recent expansion into new businesses and markets. When we commence operations in a new state, region, or other market, or introduce a new product line, we have limited information from which to estimate our potential medical claims liability. For a period of time after our entry into a new market, our inception of a new business, or our acquisition of an existing business, we base our estimates on government-provided and third-party historical actuarial data and limited actual incurred and received claims and inpatient acuity information. The addition of new categories of eligible individuals, as well as new plan designs we may offer, may make it difficult for us to estimate our medical claims liability and may result in the actual cost of claims being higher than we anticipate.
We set our premiums for twelve-month periods several months prior to the commencement of the premium period and do not change our premiums during such period, consistent with industry practice. Our inability to implement changes in premium rates within a given period is also governed by federal and state regulatory agencies. For example, we are required to submit data on all proposed rate increases to the U.S. Department of Health and Human Services (“HHS”) on many of our products, and under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (“ACA”), we are prohibited from implementing unreasonable rate increases. If our medical costs exceed our estimates, we will not be able to recover the difference through higher premiums, and our results of operations and financial condition could be adversely affected.
Conversely, if we set our premium rates too high, our existing membership may decline or we may not grow our membership. We operate in a competitive industry, and while health plans compete on the basis of many factors, including service, breadth of benefits, and the quality and depth of provider networks we

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
believe that price is and will continue to be the most significant driver in our and our competitors’ ability to attract consumers. If we do not appropriately price our products, our results of operations and financial condition could be materially and adversely affected.
Furthermore, in order for our health plan premium revenue to adequately cover our losses and expenses and enable us to profitably grow our business, we must effectively manage our costs, including healthcare spend. To do so, we must negotiate appropriate unit rates for each healthcare service provided by our Care Partners to our consumers. If we are unable to negotiate new Care Partner contracts or renew existing Care Partner contracts with favorable provisions relating to unit costs, we may not be able to contain our medical costs at a level that would be adequately covered by the premium levels we set, and our profitability could be adversely impacted. In addition, we must drive effective utilization management to control our costs by evaluating the necessity, appropriateness, and efficiency of the use of healthcare services, procedures, and facilities, while successfully educating our health plan consumers and directing them to the most appropriate and cost-effective healthcare treatments, Care Partners, and sites of care.
Our NeueHealth managed and affiliated medical groups and MSOs negotiate agreements with our Bright HealthCare business and with other third-party payors for which the NeueHealth entities serve as RBOs. Our RBOs manage the medical costs and quality metrics on behalf of such payors and are at financial risk for the performance of those payors’ medical costs for consumers attributed to our RBOs. Our ability to earn savings depends on our ability to achieve quality targets and to accurately estimate and manage medical costs, and these estimates contain inherent uncertainties and assumptions similar to those facing our health plan business, which depend on various factors outside of our control, as described above. Additionally, third-party payors may modify their product mix, benefit designs, or member mix in ways that could limit the ability of NeueHealth RBOs to effectively manage the financial performance under our risk arrangements. Our failure to effectively drive quality outcomes, optimize financial performance, or manage medical cost spend could negatively impact the profitability and marketability of our NeueHealth business.
If we continue to grow rapidly, we may not be able to manage our growth effectively.
Since our inception, we have experienced rapid growth, with total revenue having grown from $130.6 million in 2018 to $1.2 billion in 2020. Our significant growth to date, attributable to both rapid organic membership growth and acquisitions of other businesses, has placed and we expect will continue to place significant demands on our management team and our operational and financial resources. Sustaining such growth will require additional resources to improve our operational, management, and financial controls, and we expect to continue to increase headcount, including specialized personnel in areas such as software engineering, finance, regulatory, and other mission-critical areas, to support our growth. We may also experience significant personnel changes related to acquisition-related integration efforts. Our organizational structure may also become more complex as we add these additional resources, making it more difficult to manage.
Furthermore, in order to effectively operate our business, we rely heavily on third-party vendors. Our rapid growth could outpace the capacity of our third-party service providers to effectively support our business needs. Certain of our third-party service providers have in the past been unable to effectively scale their operations to meet our increased demands resulting from our rapid expansion. In the event that our existing third-party service providers are unable to meet our needs as our business grows, we may need to find alternative service providers. If we are unable to do so in a timely manner or if we are unable to contract with new service providers on terms that are acceptable to us or at all, our ability to operate our business may be disrupted, which may adversely affect our business, financial condition, results of operations, and cash flows. See “— We rely on various third-party service providers to support the operation of our business. If these service providers fail to meet their contractual obligations to us or comply with applicable laws or regulations, or if we are unable to renew our contracts with them, our business may be adversely affected.”
Continued rapid growth in our business may exacerbate certain of the risks described elsewhere in this section, including our ability to accurately estimate costs, price our products, and charge appropriate premiums, as well as our ability to accurately assess, code and report IFP, MA and Small Group risk adjustment factor (“RAF”) scores for our consumers. If we are not able to manage our growth effectively

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
while maintaining the quality of our services and consumer satisfaction, our business, financial condition and results of operations may be materially adversely affected.
We have incurred net losses each year since our inception, and we may not be able to achieve or maintain profitability in the future.
We have incurred net losses on an annual basis since our inception, and our net losses have grown as we have invested heavily in our business. We incurred net losses of $248.4 million, $125.3 million and $62.6 million for the years ended December 31, 2020, 2019 and 2018, respectively. We must generate and sustain higher revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our profitability. We will continue to invest to grow our consumer base, diversify our product offerings, add additional Care Partners, expand our operations across different geographies and into new markets (including through acquisitions), invest in additional assets related to the delivery of healthcare, and hire more employees. We expect our operating costs will increase and therefore expect to continue to incur net losses for the foreseeable future. We may not achieve the benefits anticipated from these investments, which could be more costly than we currently anticipate, or the realization of these benefits could be delayed. These investments may not result in increased revenue or growth in our business and, accordingly, we may not be able to generate sufficient revenue to offset these cost increases and achieve and sustain profitability. Our recent and historical growth should also not be considered indicative of our future performance. If we fail to achieve and sustain growth and profitability, the market price of our common stock could decline.
Our limited operating history makes it difficult to evaluate our business and assess our future prospects.
Our limited operating history makes it difficult to evaluate our business and assess our future prospects. We have encountered and will continue to encounter significant risks and uncertainties frequently experienced by new and growing companies in heavily regulated industries, such as difficulties determining appropriate investments given limited resources, effectively managing growth and efficiently navigating and complying with evolving regulations. We began offering our first health insurance plans in 2017, and our most substantial growth has occurred in the last 18 months. During that time, we have significantly expanded our products and services across both our Bright HealthCare and NeueHealth businesses, including as a result of the Acquisitions. We have also expanded our operations to different lines of business and geographies. As such, the complexity of our business has increased significantly in a short period of time, and our growth, strategy and profitability could be negatively impacted if we are unable to effectively manage this complexity. Any inability to manage our business effectively could result in slowing demand for our services, increased competition or a failure to capitalize on growth opportunities.
The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business and results of operations.
The severity and magnitude of the current COVID-19 pandemic continue to grow, and the duration of the pandemic continues to be uncertain. The pandemic has adversely affected our business and results of operations. The extent to which the COVID-19 pandemic will continue to impact our business, results of operations and financial condition will depend on future developments, which are unknown at this time. Factors that could impact our results include: the ultimate geographic spread, severity and duration of the COVID-19 pandemic; the impact of business closures, travel restrictions, social distancing and other actions taken to contain the spread of COVID-19; the effectiveness of actions taken to reduce transmission of the virus that causes COVID-19 (including the development and administration of vaccines and the continued research into treatments, the virus, and the disease); the ongoing emergence of new variants of the virus that causes COVID-19; the impact of the pandemic on economic activity; and any impairment in value of our tangible or intangible assets which could be recorded as a result of weaker economic conditions caused by the pandemic. In addition, the long-term impact of the COVID-19 pandemic may not be fully understood or reflected in our results of operations and overall financial condition until future periods.
As a result of the COVID-19 pandemic and the associated protective and preventative measures, we have experienced and may continue to experience disruptions to our business. Risks presented by the ongoing effects of COVID-19 include, but may not be limited to, the following:
•
Cost of Care for Consumers.   The COVID-19 pandemic disproportionately impacts older adults, especially those with chronic illnesses, who constitute a significant portion of our MA consumer base,

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated
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particularly in California, our largest MA population. We have experienced increased internal and third-party medical costs attributable to the provision of care for consumers suffering from the virus, primarily attributable to inpatient hospitalizations. Additionally, those of our consumers who have been infected by and recovered from the disease potentially face long-term health consequences which medical researchers continue to investigate. The total financial impact of the COVID-19 pandemic as well as the unknowns surrounding the length of time that the public health emergency and associated public health measures will continue is difficult to estimate.
•
Changes to Care for Consumers and Patients.   Many individuals have been prevented from seeking, have been reluctant to seek, or have intentionally delayed or postponed, in-person, non-life threatening medical care and treatment, including elective procedures. Such reduction in healthcare services in our managed and affiliated medical groups has resulted in reduced NeueHealth fee-for-service revenue, while concurrent COVID-19 prevention protocols have increased costs. If our medical groups and MSOs experience losses, NeueHealth’s financial results may be adversely affected. Furthermore, many of Bright HealthCare’s health plan consumers elected to seek medical care and treatment in the second half of 2020 prior to the expiration of their health plan for the year, resulting in increased patient visits and greater consumer costs for such period. Such delays in our consumers’ receipt of preventative and non-life threatening medical treatments may affect Bright HealthCare’s financial results in future periods.

•
Documentation of Health Conditions.   Due to the COVID-19 pandemic, we may not be able to adequately document the health conditions of our consumers and patients, as many of them have avoided in-person medical visits. Our third-party clients for our NeueHealth MSO may similarly be unable to adequately document the health conditions of their members. Inaccurate or inadequate documentation could result in an inaccurate RAF score, which could adversely impact our Bright HealthCare revenue for future periods. In addition, inaccurate documentation could impact the ability of our NeueHealth MSOs to manage medical costs and quality metrics on behalf of its clients, putting it at greater financial risk and potentially adversely affecting the profitability of our NeueHealth business.

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Operational Disruptions and Heightened Cybersecurity and Data Privacy Risks.   The COVID-19 pandemic has resulted in our employees and those of many of our vendors working from home and conducting work via the internet. If the infrastructure of internet providers required for such work becomes overburdened by increased usage or is otherwise unreliable or unavailable, our employees’, our consumers’, and our vendors’ employees’ access to the internet could be limited. Such a disruption could result in work stoppages, delays, loss of productivity, and general business interruptions, all of which have the potential to harm our business operations, financial condition, and results of operations.

These remote working arrangements can also result in significantly more external touchpoints into our network and lead to a heightened risk of cybersecurity attacks or data security incidents. As we have grown and continued to operate remotely, we have experienced an increase in attempted cyber-attacks, targeted intrusion, ransomware and phishing campaigns, and the pandemic has created additional difficulties in managing risk in the work-from-home environment. We have incurred and may continue to incur increased expenses to improve our security controls and remediate security vulnerabilities in response to these heightened cybersecurity risks. If any such attempt were to be successful or if protected health information (“PHI”), or other proprietary, confidential, or personal data or information were to be exposed or compromised or our systems were shut down or became unavailable, our reputation, business and results of operations could be materially harmed. In addition, our vendors may be subject to increased risks due to the current remote working environment, and any attempted cyber-attacks or other security incidents impacting our vendors could also disrupt our business and harm our reputation, business and results of operation.
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Changes in Regulatory Requirements.   As a result of the COVID-19 pandemic, regulatory agencies may require significant temporary changes to benefit coverage requirements, enrollment standards or disenrollment standards, in each case, that could negatively impact our financial performance. For example, mandatory coverage of COVID-19 testing in the workplace could result in substantial expenses that are not contemplated by our current rates. Furthermore, mandatory termination

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
deferrals due to nonpayment of insurance premiums could result in a situation where we incur significant medical expense without the ability to collect any associated premium revenue.
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Market Disruption.   If the pandemic continues to create disruptions or turmoil in the credit or financial markets, it could adversely affect the price of our common stock and our ability to access capital on favorable terms and continue to meet our liquidity and any acquisition financing needs.

To the extent the COVID-19 pandemic continues to adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this section of the prospectus titled “Risk Factors.”
Large-scale medical emergencies in one or more states in which we operate our business could significantly increase utilization rates, medical costs or risk overwhelming and disrupting our systems.
Large-scale medical emergencies can take many forms which may be associated with widespread illness, such as COVID-19, medical conditions or general threats to wellness. Currently our largest markets are in Florida, California and Colorado, which can from time to time be impacted by hurricanes, flooding, earthquakes, wildfires winter storms and other similar natural events, including as a result of climate change. A significant event of this kind could impact one or more of our markets by affecting outsized portions of our consumer population and require increased medical care or intervention, which could result in an unexpected increase in our medical costs. For example, we have experienced increased costs attributable to the provision of care for consumers suffering from COVID-19. Other conditions that could impact our consumers include a particularly virulent influenza season, pandemics or epidemics, and other foreign or domestic viruses or new variants of existing viruses for which vaccines may not exist, are not effective, or have not been widely administered. The medical costs and operating costs associated with assisting our consumers in response to any of these large-scale medical emergencies is difficult to predict. However, if one of the states in which we operate were to experience a large-scale natural disaster, a viral epidemic or pandemic, or some other large-scale event affecting the health of a large number of our consumers, our consumer costs in that state could rise, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
Large-scale medical emergencies may also adversely impact our NeueHealth managed and affiliated medical groups, causing disruption in patient scheduling; displacement of patients, employees and care management personnel; or force clinics to close entirely for periods of time.
In addition, we may not be able to adequately maintain system functionality and business continuity due to any such events. This risk is further exacerbated by our reliance on third-party providers that perform critical operational functions for us. Any such disruption to our ability to conduct business could have a material adverse effect on our business, cash flows and results of operations.
Delays in our receipt of health plan premiums could adversely affect our operations, financial position and cash flows.
A substantial portion of our revenue is derived from health plan premiums. While we recognize premium revenue over the period that coverage is effective, there can be no assurance that we will receive premiums within a relevant coverage period. In addition, the implementation of certain policies by the state and federal governments could result in increased delays in the receipt of health plan premiums. For example, state insurance departments issued guidelines relating to policy cancellations and non-renewals due to nonpayment in response to the COVID-19 pandemic. Other states encouraged insurers to consider relaxing due dates for premium payments, extending grace periods, waiving late fees and other penalties, and permitting premium payment plans to avoid lapses in coverage. Some states further prohibited termination of plans due to nonpayment until specified dates. Premium write-offs have been immaterial to date but could be significant in the future. If such measures were to remain in place for an extended period, or if other measures are introduced by the state and federal governments in the future, we could experience delays in the receipt of health plan premiums, which could adversely affect our operations, financial position and cash flows.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our membership is concentrated in certain geographic areas and amongst certain populations, exposing us to unfavorable changes in local benefit costs, reimbursement rates, competition and economic conditions in those areas or affecting those populations.
Our membership is concentrated in certain states in the United States. As of December 31, 2020, approximately 72% of our consumers were residents of California, Florida, Colorado and North Carolina. In addition, our MA business in California made up 36% of total revenue for the year ended December 31, 2020. Unfavorable changes in the regulatory environment for healthcare, unforeseen changes affecting the cost of living, other benefit costs, reimbursement rates or increased competition in these states or any other geographic area where our membership becomes concentrated in the future could therefore have a disproportionately adverse effect on our operating results.
Our new markets may not be as economical to serve as our existing markets.
We intend to expand our geographic, product and care delivery footprint across many markets throughout the United States for both our Bright HealthCare and NeueHealth businesses. Due to a variety of factors, such as novel local market dynamics and increased administrative costs relating to compliance with state laws and regulations, we may have difficulty providing the same level and types of healthcare in these new markets as we and our Care Partners currently provide in our established markets for the same cost. If we are unable to adequately price our new products in these markets, if the medical expenses of new consumers are higher than we anticipate, if the market is saturated with significant competition or if the rates of adoption for our business model or the demand for our product offerings in such new geographies are lower than we anticipate, we may not be able to serve those regions while realizing economic results as favorable as those results realized in the markets we currently serve. If we are unable to profitably grow and diversify our membership geographically, our results of operations may be materially and adversely affected.
We operate in competitive markets within a highly competitive industry.
The health insurance and care delivery markets are highly competitive. Competitors across the markets in which we compete are subject to dynamic regulatory requirements and industry expectations, emerging new product offerings, and constantly evolving consumer preferences and demands. Our principal competitors for consumers and payor contracts vary considerably in type and identity by market.
Our Bright HealthCare business currently faces competition from a range of health insurance companies targeting the IFP, MA, Medicaid, and employer markets, many of whom are developing their own technology or partnering with third-party technology providers to drive improvements in care. These competitors include large, national insurers, such as Aetna, Anthem, Centene, Cigna, Humana, and UnitedHealthcare and others, in addition to more regionally-focused insurers, such as Blue Cross Blue Shield licensees, Kaiser Permanente and other provider-sponsored health plan organizations.
Our NeueHealth business currently operates medical groups and competes with other medical groups in the same localities. NeueHealth also competes with MSOs, IPAs and other organizational entities aggregating and enabling providers to deliver primary care services under value-based care arrangements. These competitors include companies such as Agilon Health, ChenMed, Iora Health, Oak Street Health, OptumHealth and VillageMD. In addition, our NeueHealth business participates in the Medicare Shared Savings Program and other government programs designed to bring value-based care to fee-for-service Medicare beneficiaries, and NeueHealth competes with other participants in such programs. Furthermore, third-party payor clients may resist purchasing NeueHealth services because such clients may compete with Bright HealthCare in the same markets.
Many of our competitors have longer operating histories; greater brand recognition; stronger, more developed, and more extensive networks of physicians and other care providers; significantly greater financial, technical, marketing, and other resources; lower labor and development costs due to economies of scale; greater access to healthcare data; and larger membership bases, than we do. These competitors may engage in more extensive research and development efforts; undertake broader, more expensive, and more powerful marketing campaigns; and adopt more aggressive pricing or payment policies, each of which may enable them to build membership faster than us and to establish a larger patient base more quickly than us. Our competitors may also provide more differentiated products or services to their clients. Furthermore,

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
the healthcare industry in the United States has experienced a substantial amount of consolidation. If our competitors were to be acquired by third parties with greater resources, these competitive risks could intensify, and we may face significant challenges in markets that have experienced significant competitor consolidation.
In addition, other companies may enter our markets in the future, including emerging competitors targeting IFP, MA and employer populations, or other markets or products we choose to enter or be in at the time. We do not believe the barriers to enter our markets are substantial, and new competitors with comparable, better, or differentiated healthcare products and plans may emerge, or competitors may develop new approaches to value-based care, which could put us at a competitive disadvantage. In addition, because health plans are generally renewed annually, consumers enjoy significant flexibility in moving between health plans.
One of the key factors on which we compete for our consumers, especially in uncertain economic environments, is overall cost. We are therefore under pressure to contain premium price increases despite being faced with increasing healthcare and other benefit costs, as well as increasing operating costs. If, as a result of the competition we face, we are unable to increase our premium rates or our prices commensurate with increasing costs, our profitability could be adversely affected. To the contrary, if we do not limit our price increases, we may lose consumers to our competitors offering more favorable pricing. In response to rising prices, our consumers may also purchase different types of products from us that are less profitable. If we are unable to compete effectively with our current and potential competitors for market share, we may also see a reduction in the demand for our products and services. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.
We may not be able to maintain the accuracy, integrity or availability of our data.
Our Bright HealthCare and NeueHealth businesses are highly dependent on the accuracy, integrity and availability of the data we generate and use to serve our consumers, Care Partners and other constituents, and to provide patient care. The volume of healthcare data generated, and the uses of data, including for electronic health records, are rapidly expanding. Our ability to implement new and innovative services, adequately price our products and services, provide timely and effective service to our consumers and clients and accurately report our results of operations depends on the accuracy and the integrity of the data in our information systems. If the data we rely upon to run our businesses is found to be inaccurate or unreliable, we could experience adverse effects on our ability to effectively conduct our business, including our ability to:
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accurately estimate revenue and medical costs;

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establish appropriate pricing and accurately code our consumers’ RAF scores;

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prevent, detect and control fraud;

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prevent disputes with consumers and network providers;

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prevent errors in medical records;

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manage value-based care contracts;

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prevent regulatory sanctions, scrutiny or penalties; and

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reduce the incurrence of increased operating expenses.

We are in the process of implementing a new enterprise resource planning system and may experience issues with the transition or the new system may prove ineffective.
We are in the process of implementing a new enterprise resource planning (“ERP”) system, including our systems for tracking revenue and day-to-day business activities, such as accounting, procurement, project and risk management, and supply chain. Our ERP system will be key to our ability to execute our strategy, provide important information to management, accurately maintain our books and records, prepare our financial statements in a timely and efficient manner and fulfill our contractual obligations. Our transition to this new ERP system may disrupt our business if the system does not work as planned or if we experience issues relating to the implementation. Such disruptions could impact our ability to make payments timely

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
or accurately to our service providers, and could also inhibit our ability to invoice and collect from our consumers. This system may also discover or create data integrity problems or other technical issues, which could impact our business or financial results. In addition, periodic or prolonged disruption of our financial functions could result from our adoption of the new system, general use of the ERP system, regular updates or other external factors outside of our control. If unexpected issues arise with our ERP system or related systems or technology infrastructure, our business, results of operations and financial condition could be adversely affected. Additionally, if we do not effectively implement the ERP system as planned or the system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected or our ability to assess it adequately could be delayed.
Our technology platform may not operate properly or as we expect it to operate. We must continue to develop and maintain our technology platform to grow our business.
Our ability to drive brand awareness and to increase our membership and client base in our Bright HealthCare and NeueHealth businesses will depend, in part, on our ability to develop and improve our healthcare platform, BiOS, which includes our intelligent data hub and our suite of consumer and care provider solutions. We launched BiOS in 2021 and are in the process of making it fully operational with the completion of the rollout of DocSquad. We cannot assure you that it will be broadly adopted by the market, including our consumers, providers and third-party payors, or that we will timely complete the launch of DocSquad. This system may encounter unforeseen difficulties, such as performance problems, undetected defects or errors, data integrity problems or other technical glitches. Any of these issues could impact the user experience and cause us to lose consumers, providers and payors, which could adversely impact our ability to execute on our growth strategy and adversely affect our business and results of operations.
Furthermore, recent trends toward greater consumer and client engagement in healthcare require new and enhanced technologies, including more sophisticated applications for mobile devices. Our information systems platforms require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards and changing consumer and client preferences.
In addition, we periodically consolidate, integrate, upgrade and expand our information technology systems’ capabilities as a result of technology initiatives and new regulations, changes in our system platforms and integration of new business acquisitions. Any failure to protect, consolidate and integrate our systems successfully could result in higher-than-expected costs and diversion of management’s time and energy, which could materially and adversely affect our results of operations, financial position and cash flows. In addition, if any such failure causes our platform to malfunction or be temporarily unavailable, our existing consumers could become dissatisfied and leave our platform to join a competitor, we may be unable to attract new consumers and our brand and reputation could be adversely impacted. As a result, our revenue may not grow as expected, which could have a material adverse effect on our business, financial condition and results of operations.
Security incidents or breaches, loss of data and other disruptions to our or our third-party service providers’ systems, information technology infrastructure, and networks could compromise sensitive or legally protected information related to our business or consumers, disrupt our business operations, and expose us to liability, which could adversely affect our business and our reputation.
In the ordinary course of our business, we receive, collect, store, use, process, transmit and disclose (“Process”) sensitive data, including PHI, and other types of personal data, personal information or personally identifiable information protected by various laws and regulations (collectively, “PII”). We also use third-party service providers to Process PHI, PII, sensitive information and other confidential information, including that of our consumers and service providers. We manage and maintain our technology platform and data using a combination of on-site systems, managed data center systems and cloud-based systems. Because of the sensitivity of the PHI, other PII and other confidential information we and our consumers and service providers Process, the security of our technology platform and other aspects of our services, including those provided or facilitated by our third-party service providers, are critically important to our operations and business strategy.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The operation, stability, integrity and availability of our technology platform and underlying network infrastructure are critical to the implementation of our business strategy, our financial results, our brand and reputation, our relationship with our Care Partners, consumers, network providers, broker network, third-party providers and other key constituents. Any system failure, including network, software or hardware failure, that causes an interruption in our network or a decrease in the responsiveness of our technology platform could result in dissatisfaction and a loss of trust with those constituents and adversely impact our business and reputation. Although we have redundancies in place that will permit us to respond, at least to some degree, to service outages, it could take significant time to have all systems fully operational and our third-party cloud providers are also subject to vulnerabilities.
Security incidents and breaches of our infrastructure or our third-party service providers’ infrastructure, including physical or electronic break-ins, computer viruses, ransomware, or other malware, employee or contractor error or malfeasance, can disrupt or shut down our systems, or allow unauthorized access to, or misuse, disclosure, modifications or loss of confidential information, PHI, and other PII. Such breaches could result in legal claims or proceedings, liability under laws and regulations that protect the privacy of PHI or other PII, such as the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the California Consumer Privacy Act (“CCPA”), and other state and federal laws and regulations. We may also be required to notify government authorities, individuals, the media, and other third parties in connection with a security incident or breach involving PHI or other PII, and could become subject to investigations, consent decrees, resolution agreements, monitoring agreements and similar agreements, and civil penalties. We require business associates and other outsourcing subcontractors who handle consumer and patient information to enter into business associate agreements, if applicable, and to agree to use reasonable efforts to safeguard PHI, other PII and other sensitive information. However, these measures may not adequately protect us from the risks associated with the Processing of such information.
In addition, breaches of our security systems or those systems used by our third-party service providers or other cyber security incidents could also result in the misappropriation of confidential or proprietary information of ourselves, our consumers, our patients, or other third parties; viruses, spyware, ransomware or other malware being served from our network, platform or systems; the deletion or modification of content or the display of unauthorized content on our platform; the loss of access to critical data or systems through ransomware, destructive attacks or other means; and business delays, service or system disruptions such as denials of service attacks. For example, one of our third-party suppliers of certain services was recently subject to a ransomware attack, which caused delays in our claims payment processing to consumers. While we have determined our consumers’ information (including PHI and other PII) was not put at risk, we are still evaluating the incident. We cannot guarantee that our recovery protocols and backup systems will be sufficient to prevent data loss now or in the future, or that our remedies against third-party service providers will be sufficient to protect us in the event such service provider suffers a security breach or similar incident.
If we are not or are perceived to not be able to prevent such security breaches or privacy violations or implement acceptable remedial measures, we may be unable to operate our platform, perform our services, provide consumer assistance services, maintain accurate patient medical records, conduct research and development activities, collect, process and prepare company financial information, or provide information about our current and future products. There is an increased risk that we may experience cybersecurity-related events such as COVID-19-themed phishing attacks and other security challenges as a result of our employees and service providers working remotely from non-corporate-managed networks during the ongoing pandemic and beyond. Any such breaches and violations may result in fines and penalties, require us to comply with breach notification laws and require us to verify the accuracy of database contents, all of which could result in increased costs. As a result, we could suffer a loss of business and we may suffer reputational harm, adverse impacts on consumer and investor confidence and negative impact to our results of operations.
We rely on various third-party service providers to support the operation of our business. If these service providers fail to meet their contractual obligations to us or comply with applicable laws or regulations, or if we are unable to renew our contracts with them, our business may be adversely affected.
We rely on a number of third parties to perform certain operational functions and services for us, as well as to support our technology platform and our general services and administration functions. The

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
continued growth of our business will depend, in part, on our ability to achieve and maintain successful business relationships with these third parties. These third parties include but are not limited to:
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Claims management vendors.   Our claims management vendors adjudicate and pay claims and generally manage the billing of medical services provided to our consumers and to members of NeueHealth’s third-party payors and other clients. We rely on two principal suppliers for ACA claims management and MA claims management, and which supplier we use depends on a variety of factors, including geography, specialty and capability. Any disruption or loss of these suppliers could cause considerable strain on our business, result in delays in billings and collections, and negatively impact the experience of our consumers, our network providers, and our third-party payors and other clients.

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Utilization management vendors.   Our utilization management vendors assist our business in managing healthcare costs by educating our health plan consumers and directing them to effective, efficient and personalized healthcare treatments based on evidence-based criteria or guidelines. If our utilization management vendors became less effective or were unable to provide their services to us, the costs of healthcare for our consumers may increase and our results of operations and financial condition may be adversely affected. Furthermore, our NeueHealth business also relies on the services of utilization management vendors when NeueHealth has been delegated responsibility for utilization management by its third-party payors and other clients.

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Pharmacy benefit management (“PBM”) service providers.   Our PBM services suppliers provide us and certain of our consumers with services that include claims processing, specialty pharmacy services, mail pharmacy services, formulary services and coordination of benefits, retail network pharmacy network, participating pharmacy audits and reporting, all of which are crucial to our business.

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Cloud service providers and internet infrastructure service providers.   We rely on cloud service providers and other service providers to host certain aspects of our IT infrastructure. We do not control the operation of our cloud service providers’ infrastructure or the facilities where their servers are located. The level of service provided by cloud service providers or managed data center providers could affect the availability or speed of our platform, which may also impact the usage of, and our consumers’, Care Partners’ and other constituents’ satisfaction with, our platform and could seriously harm our business and reputation. We also cannot guarantee that the contractual remedies we may have in place with these service providers would be sufficient to cover our losses.

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Software license providers.   Our technology platform utilizes and integrates software licensed from third parties. However, it is possible that this software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated. We also cannot guarantee that the contractual remedies we may have in place with such software providers will adequately protect us in the event such software is modified in a manner such that it can no longer be integrated with our own systems and networks, or if such software includes viruses, malware, other corruptants, or security vulnerabilities that impact our own systems and networks.

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Other vendors of core business functions.   We rely on the systems of our third-party vendors to submit plan enrollment applications from potential consumers. If these systems were to fail or experience disruptions, we could experience significant failures and interruptions of our systems and the systems of our vendors, which could harm our business, operating results and financial condition. Because the ACA and Medicare annual enrollment periods are typically open for a limited time each year and are critical to our overall annual consumer enrollment, if these failures or interruptions occurred during that period or during other open enrollment periods, the negative impact on us would be amplified and could result in harm to our business and results of operations.

While we have entered into agreements with these third-party service providers, they have no obligation to renew their agreements on similar terms or on terms that we find commercially reasonable, or at all. Identifying replacement third-party service providers, and negotiating agreements with them, requires significant time and resources. If any one of our material third-party service provider’s ability to perform their obligations was impaired, we may not be able to find an alternative supplier in a timely manner or on

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
acceptable financial terms, and we may not be able to meet the full demands of our consumers and Care Partners within the time periods expected, or at all. While we believe we will be able to insource the responsibilities of many of our third-party service providers in the future, there can be no assurance that we will be able to do so in a manner that enables us to meet the demands of our consumers and Care Partners.
In addition, any shift in business strategy, corporate reorganization, or financial difficulties faced by our third-party providers, such as bankruptcy, may have negative effects on our ability to execute our business strategy. If our third-party providers are unable to keep up with our growing needs for capacity, it could have an adverse effect on our business and reputation, cause us to lose consumers or harm our ability to attract new consumers to our health plan business, or to maintain and grow our other businesses. In the event we make any material changes to our third-party service providers due to changes in our business needs or otherwise, such as mid-year changes or efforts to insource currently outsourced services, we may experience significant operational and service disruptions.
In addition, we may not be able to ensure that our third-party providers perform in accordance with agreed upon, regulated and expected standards, and we could be held accountable for their failure to do so which may subject us to fines or other sanctions or otherwise materially negatively impact our business and results of operations. See “— We are subject to inspections, reviews, audits and investigations under federal and state government programs and contracts. The results of such audits could adversely and negatively affect our business, including our results of operations, liquidity, financial condition and reputation.”
Any termination of our agreements with, or disruption in the performance of, one or more of these service providers could result in service disruption or unavailability, and harm our ability to continue to develop, maintain and improve our products. This could reduce our ability to attract Care Partners, limit enrollment in our health plan business, increase our medical costs, hinder expansion of our NeueHealth business, and result in an inability to meet our obligations or require us to seek alternative service providers on less favorable contract terms, any of which could adversely affect our business, brand, reputation or operating results.
The failure to enter into value-based care agreements with health plans or the renegotiation, non-renewal or termination of such agreements could materially negatively impact our business, results of operations, financial condition and cash flows.
The success of our NeueHealth business is dependent on our ability to enter into value-based care agreements with third-party payors and with Bright HealthCare. Even if we are successful at entering into these agreements, such agreements may be subject to renegotiation, and the renegotiated terms may not be as favorable to us. Additionally, under certain of our existing value-based care agreements with third-party payors, the health plan is permitted to modify their benefit designs, their pricing parameters, and the specific terms and conditions governing the value-based arrangement from time to time during the terms of the agreements. If a health plan makes such changes during the term of our agreement, or if we enter into contracts with unfavorable economic terms, we could suffer losses with respect to such contract. In particular, if we enter into capitation or other value-based care contracts with unfavorable terms, or such contracts are amended to include unfavorable terms, we could experience significant losses. Depending on the health plan at issue and the amount of revenue associated with the health plan’s agreement, if the contract permits a renegotiation of the terms triggered by health plan changes, the renegotiated terms or termination could materially negatively impact our business, results of operations, financial condition and cash flows.
If we are required to maintain higher statutory capital levels or if we are subject to additional capital reserve requirements as we pursue new business opportunities, our balance sheet may be adversely affected.
Our IFP, MA and employer plans are operated through regulated insurance subsidiaries in various states. These subsidiaries are subject to state regulations that, among other things, require us to maintain minimum levels of statutory capital, or net worth, as defined by each applicable state. Such states may raise or lower the statutory capital level requirements at will. Certain other states have adopted risk-based capital requirements based on guidelines adopted by the National Association of Insurance Commissioners, which tend to be, although are not necessarily, higher than existing statutory capital requirements. The state departments of insurance, or applicable bodies regulating insurance, in any state could require our

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
regulated insurance subsidiaries to maintain minimum levels of statutory capital in excess of amounts required under the applicable state laws if they determine that maintaining additional statutory capital is in the best interests of our consumers. In addition, as we continue to expand our plan offerings and expand into new states, grow our membership, and pursue new business opportunities, we may be required to maintain higher levels of statutory capital. If higher level of statutory capital are required, this could reduce our available funds, which could harm our ability to execute our business strategy and invest in our growth opportunities. In addition, the laws in many states require increasing degrees of regulatory oversight and intervention if a company’s risk-based capital declines below certain thresholds. If our levels of statutory capital were to decline below these thresholds, we may be subject to heightened supervision, examination, rehabilitation or liquidation.
If we fail to achieve robust brand recognition or are unable to maintain or enhance our reputation, our business, financial condition and results of operations may be adversely affected.
Developing strong brand recognition and maintaining and enhancing our reputation in both our Bright HealthCare and NeueHealth businesses is critical to maintaining our existing relationships and to our ability to attract new consumers, Care Partners and other constituents to our platform. Promoting our brand requires substantial investments and we anticipate that, as our market remains increasingly competitive, our marketing initiatives will become increasingly expensive and challenging to successfully implement. Attempts to grow our brand and investments in marketing our platform and plans may not be successful or yield increased revenue as we expect, and even if these activities result in increased revenue, the increased revenue may not offset the expenses we incur to achieve such results. In addition, our current marketing efforts to date have been limited to certain geographic regions and markets where our business operates to ensure an efficient use of resources. If we grow nationally, we will need to spend additional resources to build strong national brand recognition and there can be no assurance that our efforts will be effective. If we do not successfully develop widespread brand recognition and maintain and enhance our reputation, our business may not grow and we could lose our existing relationships, which could harm our business, financial condition and results of operations.
If we fail to offer high-quality customer support in our business, our reputation and our ability to maintain or expand membership or attract Care Partners and third-party payors could suffer, which could adversely affect our results of operations.
Providing high-quality operational support and service to our consumers, Care Partners and third-party payors is an important part of our business. Our ability to attract and retain consumers is largely dependent upon our ability to offer an easy-to-navigate membership enrollment process as well as upon our ability to provide cost effective, quality customer service, including effective call center operations and claims processing support, that meets or exceeds our consumers’ expectations. Certain user support operations are supported by third-party vendors. If we or our vendors fail to provide services that meet our customers’ expectations, we may have difficulty retaining or growing our membership as well as Care Partner and third-party payor relationships, which could adversely affect our business, financial condition and results of operations.
We expect the importance of offering high-quality support to our consumers will increase as we expand our business, grow markets, add new products, and pursue new consumers, Care Partners, and third-party payors. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality user support, could harm our reputation and negatively impact our ability to grow membership, build Care Partner relationships, and attract third-party payors, which could adversely affect our business, results of operations, and financial condition. Additionally, as our number of consumers, Care Partners and third-party payors grows, we will need to hire additional support personnel to provide efficient platform support at scale. If we are unable to provide such support, our business, results of operations, financial condition and reputation could be harmed.
Reductions in the quality ratings of our MA health plans could have a materially negative impact on our business, results of operations, financial condition and cash flows.
Many of the government healthcare coverage programs in which we participate are subject to the prior satisfaction of certain conditions or performance standards or benchmarks. For example, a portion of each

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Medicare Advantage plan’s reimbursement is tied to the plan’s Star Rating. A plan’s Star Rating affects its image in the market, and plans that perform well are able to offer enhanced benefits and market more effectively. The Star Rating system considers various measures adopted by CMS, including, among others, quality of care, preventive services, chronic illness management and consumer satisfaction. Only plans with a rating of four (4.0) stars or higher qualify for bonus payments. Medicare Advantage plans with Star Ratings of five (5.0) stars are eligible for year-round open enrollment; conversely, plans with lower Star Ratings have more restricted times for enrollment of beneficiaries. Medicare Advantage plans with Star Ratings of less than three (3.0) stars for three consecutive years are denoted as “low performing” plans on the CMS website and in the CMS “Medicare and You” handbook. In addition, in 2019, CMS had its authority reinstated to terminate Medicare Advantage contracts for plans rated below three (3.0) stars for three consecutive years. As a result, Medicare Advantage plans that achieve higher Star Ratings may have a competitive advantage over plans with lower Star Ratings. To date, we have not been able to achieve a four (4.0) Star Rating on our MA plans, which are therefore not currently eligible for quality bonuses. Furthermore, the Star Rating system is subject to change annually by CMS, which may make it more difficult to achieve and maintain three (3.0) Star Ratings or greater in the future. We cannot assure you that we will be successful in maintaining or improving our Star Ratings in the future. In addition, audits of our performance for past or future periods may result in downgrades to our Star Ratings. Our health insurance subsidiaries’ operating results, premium revenue, and benefit offerings will likely depend significantly on their Star Ratings, and there can be no assurances that we will be successful in achieving and maintaining favorable Star Ratings. If we do not achieve an acceptable level of Star Ratings, our plans will not be eligible for quality bonuses in the future and we may experience a negative impact on our revenue and the benefits that our plans can offer, which could materially and adversely affect the marketability of our plans, our membership levels, results of operations, financial position and cash flows. Any changes in standards or care delivery models that apply to government healthcare programs, including Medicare, or our inability to maintain or improve our quality scores and Star Ratings to meet government performance requirements or to match the performance of our competitors could result in limitations to our participation in or exclusion from these or other government programs, which in turn could materially negatively impact our results of operations, financial position and cash flows.
Similarly, healthcare accreditation agencies such as the National Committee for Quality Assurance (“NCQA”), evaluate health plans based on various criteria, including effectiveness of care and consumer satisfaction. Health insurers seeking accreditation from NCQA must pass a rigorous, comprehensive review, and must annually report their performance. If we fail to achieve and maintain accreditation from agencies, such as NCQA, we could lose the ability to offer our health plans on Health Insurance Marketplaces, or in certain jurisdictions, which could materially and adversely affect our results of operations, financial position, and cash flows.
We may be unsuccessful in identifying and acquiring suitable acquisition candidates or integrating acquired companies, which could impede our growth and ability to remain competitive.
Over the course of the last several years, we have acquired several other businesses, including in connection with the Acquisitions. Maintaining our current pace of growth will rely in part on our continued ability to successfully acquire and integrate companies that complement and accelerate the execution of our strategies in new and existing markets. However, we may not successfully identify suitable acquisition candidates or we may have difficulty in identifying prospective acquisition candidates. In addition, we may not be able to successfully complete an acquisition after identifying a candidate. We sometimes compete for acquisition and expansion opportunities with entities that have greater financial resources or are otherwise willing to pay more than us. We face higher risks if our acquisition strategy requires us to seek additional financing, as our ability to obtain additional financing on satisfactory terms and conditions will depend upon several factors, many of which are beyond our control.
Even after the successful acquisition of a business, we may be unable to successfully integrate the acquired business with our existing business and operations or the business may not perform in accordance with the projections that informed the purchase price for such acquisition. The integration of an acquired business involves a number of factors that may negatively affect our operations, including, but not limited to:
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distraction of management or lack of leadership within the acquired business to succeed retiring leaders;

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
significant costs and difficulties, including implementing or remediating controls, procedures, and policies at the acquired company; integrating the acquired company’s accounting, human resource and other administrative systems; coordinating product and sales and marketing functions; transitioning operations, consumers, clients, and other users onto our existing technology platforms; and retaining of key personnel;

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tax and accounting issues, including the creation of significant future contingent liabilities relating to earn-outs for acquisitions or other financial liabilities; and

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unanticipated problems or legal liabilities, or lack of adequate compliance or regulatory policies, processes and resources.

Although we conduct due diligence with respect to the business and operations of each of the companies we acquire, we may not have identified all material facts concerning these companies. Unanticipated events or liabilities relating to these companies could have a material adverse effect on our results of operations, financial condition and cash flow. Furthermore, once we have integrated an acquired company, it may not achieve levels of revenue, profitability, or productivity comparable to our existing business, or otherwise perform as expected, and we cannot assure you that past or future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Our failure to successfully acquire and integrate businesses may cause us to fail to realize the anticipated benefits of such acquisitions or investments, cause us to incur unanticipated liabilities and/or harm our business generally, which may have an adverse effect on our revenue, results of operations, financial condition and cash flow.
Medical liability claims made against us in the future could cause us to incur significant expenses and pay significant damages if not covered by insurance.
The risk of medical liability claims against our NeueHealth managed and affiliated medical groups, as well as against the treating physicians and other medical practitioners, is an inherent part of our business. While we endeavor to carry appropriate levels of insurance covering medical malpractice claims, successful medical liability claims might exceed our insurance coverage or the coverage held by our provider partners, which could make us secondarily liable for such incidents. Furthermore, professional liability insurance, including medical malpractice insurance, is expensive and insurance premiums may increase significantly in the future, especially as we expand our product offerings and as we become a public company. As a result, adequate professional liability insurance may not be available to our physicians and other medical practitioners or to us in the future at acceptable costs or at all.
Additionally, our health plan business may be targeted for medical liability lawsuits based on vicarious liability or other legal theories by which plaintiffs seek to hold our health plans liable for medical results associated with care rendered by our Care Partners or other network providers.
Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our partners from our operations, which could have a material adverse effect on our business, reputation, financial condition and results of operations. Additionally, any claims made against us, whether meritorious or not, may increase the cost of our insurance premiums.
Protecting our intellectual property rights may be expensive and demand management’s attention, and failure to protect or enforce our intellectual property rights could harm our business and results of operations.
We rely on a combination of trade secret, copyright and trademark laws and confidentiality agreements, along with other contractual provisions to protect our proprietary technology and intellectual property rights, including the content and design of our brand and logo, our website, our platform, our software code and our data. We believe that our intellectual property rights are an essential asset of our business and critical to our success. We endeavor to maintain and protect our intellectual property. Despite such efforts, unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary and, if we do not adequately protect our intellectual property, our brand and reputation could be harmed and competitors may be able to erode or negate our competitive advantage, which could materially harm our business, negatively affect our position in the marketplace, limit our ability to

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
commercialize our technology and delay or render impossible our achievement of profitability. We cannot guarantee that confidentiality agreements we have put into place will not be breached, that we will have adequate remedies in the event of a breach, or that such agreements will adequately protect our intellectual property rights, internally developed technology and other information that we consider proprietary. Moreover, there can be no assurance that our proprietary technology will not be independently developed by competitors or that the intellectual property rights we own or license will provide competitive advantages or will not be challenged or circumvented by our competitors.
Obtaining, maintaining and defending our intellectual property rights can be expensive, and a failure to protect our intellectual property rights in a cost-effective and meaningful manner could have a material adverse effect on our ability to compete. In particular, we believe it is important to maintain, protect and enhance our brands. Accordingly, we pursue the registration of domain names and our trademarks and service marks in the United States. Third parties may challenge our use of our trademarks, oppose our trademark applications, or otherwise impede our efforts to protect our brand. In the event that we are unable to register our trademarks in certain jurisdictions, we could be forced to rebrand our products, which could slow our growth in those jurisdictions, harm our brand recognition, or could require us to devote resources to advertising and marketing new brands.
In addition, we may not always detect or protect against infringement of our intellectual property rights. Litigation may be necessary to enforce or defend our intellectual property rights or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management attention and technical resources, any of which could adversely affect our business and results of operations. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, countersuits and adversarial proceedings that attack the validity and enforceability of our intellectual property rights.
If we fail to maintain, protect and enhance our intellectual property rights, our business, results of operations and financial condition may be harmed and the market price of our common stock could decline.
In the future, we may be subject to claims that we violated intellectual property rights, which can be costly to defend and could require us to pay significant damages and limit our ability to operate.
We cannot be certain that the operation of our business does not and will not infringe the intellectual property rights of others, or that third parties will not claim, legitimately or otherwise, that our products and services infringe their intellectual property rights. Our future success could be affected by claims of intellectual property infringement, whether or not such claims have merit. There may be intellectual property rights held by others that cover important parts of our technologies, content, branding or business methods, and we may be unaware of such rights.
We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of intellectual property rights of third parties by us or our consumers in connection with their use of our products and services. These claims also could subject us to significant liability for damages and could force us to stop using technology, content, branding or business methods found to be in violation of another party’s intellectual property rights. We might be required or may opt to seek a license for rights to intellectual property rights owned by others, which may be unavailable on commercially reasonable terms, or at all. We could be required to pay significant royalties to license products, increasing our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense, be infeasible or make us less competitive in the market. Such disputes could also disrupt our business, which could adversely impact our consumer satisfaction and ability to attract consumers. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we cannot license or develop technology, content, branding or business methods for any allegedly infringing aspect of our business, we may be unable to execute our business strategy. Furthermore, we may be obligated to indemnify other parties as a result of litigation. In the case of infringement or misappropriation caused by technology that we obtain from third parties, the indemnification or other protections we receive from such third parties, if any, may be insufficient to cover the liabilities we

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
incur as a result of such infringement or misappropriation. Any of these outcomes could have knock-on effects and harm our business and operating results.
We rely on our talent, and the loss of any members of senior management or other key employees or an inability to hire, retain, motivate or develop other highly skilled employees could harm our business or impact our ability to grow effectively.
We are led by a seasoned management team with decades of healthcare and public company operating experience. The continued growth and success of our business relies, in part, on the continued services of our senior management team and other key employees. Competition for talent is intense in our industry. While we use various measures to attract and retain talent, including fair and reasonable market-based compensation plans and an equity incentive program for key executive officers and other employees, these measures may not be adequate to hire, retain, motivate and develop the personnel we require to successfully scale our business and to operate our business effectively. Furthermore, members of our senior management team are difficult to replace. In particular, the loss of the employment contributions of our Chief Executive Officer, Mr. Mikan, or other key members of the executive management team, could significantly delay or prevent the achievement of our strategic objectives.
Global economic conditions and economic uncertainty or downturns, particularly as it impacts particular industries, could materially and adversely affect our business and operating results.
In recent years, our business has been and may continue to be affected by various factors and events that are beyond our control. The United States has experienced economic downturns and market volatility, and domestic and worldwide economic conditions remain uncertain. It may be extremely difficult for us, our Care Partners and our other key constituents to accurately plan future business activities and execute on our business objectives as a result of economic uncertainty and other macroeconomic factors. In addition, global economic conditions and economic uncertainty may cause our consumers to slow spending on our health plans or Care Partners to cease partnering with our business, which could ultimately harm our business. Furthermore, during uncertain economic times our consumers may face challenges or delays in obtaining access to funds used to make monthly premium payments, which could result in an impairment of their ability to make timely payments to us. In addition, our business relies on third parties, and we are susceptible to risks related to the potential financial instability of such third parties, including vendors that provide services to us or to whom we delegate certain functions. If these third-party vendors cease to do business as a result of broader economic conditions or if they become unable to provide us with the level of service we expect, we may not be able to find an alternative service provider in a timely manner, or on acceptable financial terms, which could impact our ability to meet the expectations and needs of our consumers.
We cannot predict the timing, severity or duration of any economic slowdown or the strength or speed of any subsequent recovery generally. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition and results of operations could be materially adversely affected.
We compete for physicians and other healthcare personnel for our NeueHealth business, and shortages of qualified personnel or other factors could increase our labor costs and adversely affect our revenue, profitability and cash flows.
Our NeueHealth business is dependent on the efforts, abilities and experience of employed and contracted physicians, nurse practitioners, registered nurses and other medical professionals. We compete with other healthcare providers, hospitals, clinics, networks and other facilities, in attracting physicians, nurses and medical staff required to support our business. Recruiting and retaining qualified management and support personnel responsible for the daily operations of our business is vital to the continued growth and success of our business, as well as our profitability. In some markets in which we operate, the lack of availability of clinical personnel, such as nurses and mental health professionals, has become a significant operating issue facing our business and all healthcare providers. As a result of this competition, we may need to continue to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
temporary personnel. We may not be able to attract new physicians and clinical personnel to replace the services of terminating personnel or to service our growing membership.
We may not be able to raise rates or to grow our business to offset increased labor costs. Because a significant percentage of our revenue consists of fixed, prospective payments, our ability to pass along increased labor costs is limited.
We have employment contracts with physicians and other health professionals in Florida and anticipate growing into other geographies. Some of these contracts include provisions preventing these physicians and other health professionals from competing with us both during and after the term of our contract with them. The law governing non-compete agreements and other forms of restrictive covenants varies from state to state. A relatively recent law in Florida, and other states’ laws, may prohibit us from using non-competition covenants with our professional staff particularly in rural locations or in specialty practice areas. Some states are reluctant to strictly enforce non-compete agreements and restrictive covenants applicable to physicians and other healthcare professionals. There can be no assurance that our non-compete agreements related to physicians and other health professionals will be found enforceable if challenged in certain states. In such event, we would be unable to prevent physicians and other health professionals formerly employed by us from competing with us, potentially resulting in the loss of some of our patients and other health professionals.
Our health plan products are subject to risk adjustment programs, which if not managed properly can result in lost revenue, which could adversely impact our financial results and cash flows.
The IFP, MA and Small Group markets we serve employ risk adjustment programs that impact the revenue we recognize for our enrolled membership. These risk adjustment programs are designed to compensate us for the level of risk we take in providing healthcare services to our overall consumer population. In order to be reimbursed by government payors at a level commensurate with our consumer population risk, we must ensure that our Care Partners are identifying and properly inputting data to code all chronic and severe diagnoses to create an accurate health profile for each consumer. If our Care Partners do not accurately record this consumer data, including our consumers’ “risk scores”, we may not be able to accurately estimate our revenue and medical costs. If the data on our consumer population overstates the health risk of our consumer population, we may be obligated to return funds we have received to government payors. Conversely, if we understate the health risk of our consumer population, we will not receive funds from government payors that we would otherwise be entitled to receive. As a result of the variability of certain factors that go into the development of the risk adjustment we recognize, such as risk scores and other market-level factors where applicable, the actual amount of revenue could be materially more or less than our estimates. Consequently, our estimate of our health plans’ risk scores for any period, and any resulting change in our accrual of revenue related thereto, could have a material adverse effect on our results of operations, financial condition, and cash flows. The data provided to CMS to determine risk scores is subject to audit by CMS even several years after the annual settlements occur. If the risk adjustment data we submit is found to incorrectly overstate the health risk of our consumers, we may be required to refund monies previously received by us and/or be subject to penalties or sanctions, including potential liability under the federal False Claims Act (“FCA”), which could be significant and would reduce our revenue in the year that repayment or settlement is required. We have had in the past to take reserves against our premium revenue because of our difficulty to accurately estimate risk adjustment in our business. Furthermore, if the data we provide to CMS incorrectly understates the health risk of our consumers, we might be underpaid for the care that we must provide to our consumers, which could have a negative impact on our results of operations and financial condition.
It is possible that claims associated with consumers with higher RAF scores could be subject to more scrutiny in such an audit and that the findings of an audit could result in future adjustments to premiums or in adjustments to the payments made by CMS to us. CMS may also assess penalties for inaccurate or unsupportable RAF scores provided by us or our Care Partners. In addition, we could be liable for penalties to the government under the FCA that range from $5,500 to $11,000 (adjusted for inflation) for each false claim, plus up to three times the amount of damages caused by each false claim, which can be as much as the amounts received directly or indirectly from the government for each such false claim. On June 19, 2020, the Department of Justice announced a final rule regarding adjustments to FCA penalties, under which the

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
per claim range increases to a range from $11,665 to $23,331 per claim, so long as the underlying conduct occurred after November 2, 2015. Because CMS conducts its audits at random, there can be no assurance that we will not be randomly selected or targeted for review by CMS or that the outcome of such a review will not result in a material adjustment in our revenue and profitability, even if the information we submitted to CMS is accurate and supportable. Substantial changes to the risk adjustment mechanism, including changes that result from enforcement or audit actions, could materially affect our reimbursement.
Our business may require additional capital, and this capital might not be available on acceptable terms, if at all. If capital is not available to us, our business and financial condition may be impaired.
We have invested heavily in the growth of our business. We intend to make additional investments to support our business growth and may require additional capital to respond to business needs, requirements and opportunities, including to develop and enhance new and existing products and services, enter new markets, further develop our infrastructure, and comply with any statutory capital and risk-based capital requirements as we continue to grow our enrollment of plan consumers. In addition, we intend to continue making strategic acquisitions as the opportunities arise, some of which may be material to our operations. Accordingly, we may make future commitments of capital resources and may need to engage in additional equity or debt financings to secure additional funds. Whether we issue debt or equity securities will, in part, depend on contractual, legal and other restrictions that may limit our ability to raise additional capital. For example, our Credit Agreement contains, and any agreements governing our future indebtedness could contain, restrictive covenants relating to our financial and operational matters, including covenants that limit the amount of debt we may incur. In addition, we may not be able to obtain additional or sufficient financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited or impaired.
Upon completion of this offering, our executive officers, directors and holders of 5% or more of our common stock will collectively beneficially own approximately    % of the outstanding shares of our common stock and continue to have substantial control over us, which may limit your ability to influence the outcome of important transactions.
Upon completion of this offering, our executive officers, directors and each of our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately    % of the outstanding shares of our common stock, based on the number of shares outstanding as of December 31, 2020. As a result, these stockholders, if acting together, may continue to exercise significant influence over or control matters requiring approval by our stockholders, including the election and removal of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that conflict or differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our company, and could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or by discouraging others from making tender offers for our shares, which may ultimately affect the market price of our common stock.
Our level of indebtedness may reduce our financial flexibility, affect our ability to operate our business and divert cash flow from operations for debt service.
We have $350.0 million of availability under our Credit Agreement. We may incur substantial indebtedness under the Credit Agreement or otherwise in the future and, if we do so, the risks related to our level of indebtedness could increase. Our borrowings, current and future, will require interest payments and need to be repaid or refinanced, which could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk. Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our level of indebtedness could affect our operations in several ways, including the following:
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it may be difficult for us to satisfy our obligations with respect to our debt;

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the covenants contained in the Credit Agreement or in future agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, refinance debt, dispose of assets, and make certain investments;

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our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

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a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

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a significant level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and

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a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions or other purposes.

In addition, borrowings under the Credit Agreement bear interest at variable rates based on prevailing LIBOR rates in the financial markets, and changes to those market rates affect both the amount of cash we pay for interest and our reported interest expense. Assuming the revolving credit facility was fully drawn, a 100 basis point increase to the applicable variable rate of interest would have increased the amount of interest by $      million per annum. If we are unable to generate sufficient cash flows to pay the interest on our debt, future working capital, borrowings or equity financing may not be available to pay or refinance such debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital resources — Indebtedness.”
Our Credit Agreement contains restrictions on our ability to operate our business and to pursue our business strategies, and our failure to comply with, cure breaches of, or obtain waivers for covenants could result in an acceleration of the due date of our indebtedness.
The Credit Agreement contains, and agreements governing future debt issuances may contain, covenants that restrict our ability to finance future operations or capital needs, to respond to changing business and economic conditions or to engage in other transactions or business activities that may be important to our growth strategy or otherwise important to us. The Credit Agreement restricts, subject to certain exceptions, among other things, our ability and the ability of our subsidiaries to:
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incur additional indebtedness and guarantee indebtedness;

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create or incur liens;

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make investments and loans;

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engage in mergers, consolidations or sales of all or substantially all of our assets;

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pay dividends or make other distributions, in respect of, or repurchase or redeem, capital stock;

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prepay, redeem or repurchase certain debt;

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engage in certain transactions with affiliates;

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sell or otherwise dispose of assets; and

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amend, modify, waive or supplement certain subordinated indebtedness to the extent such amendments would be materially adverse to lenders.

In addition, any future financing arrangements entered into by us or any of our subsidiaries may contain similar restrictions. As a result of these covenants and restrictions, through our subsidiaries we are and will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. In addition, we are required to maintain specified financial ratios and satisfy other financial condition tests. See “Management’s

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.” The terms of any future indebtedness we or our subsidiaries may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.
Our or our subsidiaries’ failure to comply with the restrictive covenants described above as well as others contained in our or our subsidiaries’ future debt instruments from time to time could result in an event of default, which, if not cured or waived, could require us to repay these borrowings before their maturity. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected. If we were unable to repay or otherwise refinance these borrowings, the lenders under our Credit Agreement could proceed against the collateral granted to them to secure such indebtedness, which could force us into bankruptcy or liquidation. Any acceleration of amounts due under the Credit Agreement, or the exercise by the applicable lenders or agent of their rights under the related security documents, would likely have a material adverse effect on our business.
Risks Related to Legal Proceedings and Governmental Regulations
Modifications or changes to the U.S. health insurance markets, including as a result of legislation, could adversely affect our business and operating results.
Our business operates in the evolving public and private sectors of the U.S. health insurance system, and our future financial performance will depend in part on growth in the market for private health insurance, as well as our ability to adapt to regulatory developments and the development of new state and federal government programs. Such modifications and changes could reduce demand and adversely affect our business. For example, some elected officials have recently introduced proposals to expand the Medicare program, which range from the creation of a new single-payor national health insurance program for all residents to less overarching proposals, including lowering the age of eligibility for the Medicare program, expanding Medicare to a larger population and creating a new public health insurance option that could compete with private insurers. In addition, in states such as New York and California, legislators have regularly introduced proposals to establish a single-payor or government-run healthcare system at the state level. Federally, the Biden administration and Congress may otherwise propose changes to elements of the ACA. In December 2019, a federal appeals court held that the individual mandate portion of the ACA was unconstitutional and left open the question of whether the remaining provisions of the ACA would be valid without the individual mandate. On November 10, 2020, the U.S. Supreme Court heard oral arguments in this matter, and is in the process of reviewing this case. A decision is expected later in 2021. On January 28, 2021, in response to an Executive Order issued by President Biden, HHS announced a special enrollment period from February 15, 2021 through May 15, 2021, for uninsured and under-insured individuals and families to seek coverage through the Health Insurance Marketplaces. President Biden’s Executive Order also directed federal agencies to examine agency actions to determine whether they are consistent with the Biden administration’s commitment to strengthen the ACA, and to relatedly begin rulemaking to suspend, modify or rescind inconsistent actions. Areas of focus include policies or practices that may reduce affordability of coverage, present unnecessary barriers to coverage, or undermine protections for people with preexisting conditions. We continue to evaluate the effect that the ACA and its possible modifications, repeal and replacement has on our business.
As the regulatory and legislative environments within which we operate are evolving, we may not be able to ensure timely compliance with such changes due to limited resources. Furthermore, we may face challenges prioritizing the allocation of resources between implementing systems responsive to new legislative or regulatory requirements, focusing on growth-related operations and implementing management systems and controls related to becoming a public company. If our operations are found to be in violation of any of the federal and state regulations that apply to us, we may be subject to penalties that curtail our operations, which could adversely affect our ability to operate our business and our results of operations.
The ongoing challenges and changes to the ACA and related laws and regulations could adversely affect our business, cash flows, financial condition and results of operations.
Approximately 97.1% of our revenue for the year ended December 31, 2020 was derived from sales of health plans subject to regulation under the ACA. Consequently, changes to, or repeal of, portions or the

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
entirety of the ACA, as well as judicial interpretations in response to legal and other constitutional challenges, could materially and adversely affect our business and financial position, results of operations, or cash flows. Even if the ACA is not amended or repealed, elected and appointed officials could continue to propose changes impacting the ACA, which could materially and adversely affect our business, results of operations, and financial conditions.
There have been significant efforts to repeal, or limit implementation of, certain provisions of the ACA. Such initiatives include the reduction to $0 of the financial penalty associated with not complying with the ACA’s individual mandate effective in 2019, as well as easing of the regulatory restrictions placed on short-term limited duration insurance plans, some or all of which may provide fewer benefits than the traditional ACA-mandated insurance benefits. In December 2018, a federal district court held that the ACA’s individual mandate requirement was essential to the ACA, such that the ACA could not remain in place without it. On appeal, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. The case was further appealed to the Supreme Court in January 2020, and the Supreme Court heard oral argument with respect thereto on November 10, 2020. Its forthcoming decision, which is expected by mid-2021, could result in a final determination with respect to the constitutionality of the ACA, or it could otherwise remand the case to the lower courts for continued review. While the ACA remains operative until litigation of the matter is completed, the Biden administration and Congress have implemented changes to the ACA in the interim and may advance additional changes to the ACA in the future. We are unable to predict how these events will ultimately be resolved and what the potential impact may be on our business, products, services and relationships with our consumers and Care Partners. The legal challenges regarding the ACA, including a federal district court decision invalidating the ACA in its entirety, which judgment has been stayed pending appeal, continue to contribute to this uncertainty. Further regulations and modifications to the ACA at the federal or state level, including any judicial invalidation of the ACA, could have significant effects on our business and future operations, some of which may adversely affect our results of operations and financial condition.
We rely on the Health Insurance Marketplaces, which were established by the ACA, to promote our IFP products, to promote some of our Small Group products, and to increase membership. The perceived uncertainty and possible changes in the Health Insurance Marketplaces could result in reduced participation from individuals seeking insurance coverage and possible non-renewal of existing policies and could materially and adversely impact our business, financial condition, and results of operations.
The ACA also established significant subsidies to support the purchase of health insurance by individuals, in the form of APTCs, available through Health Insurance Marketplaces. There have been efforts to eliminate cost sharing subsidies and/or refusal to fund such subsidies. Although individuals would still be able to purchase coverage, possibly through marketplaces that continue to be maintained by certain states or by purchasing coverage directly from an insurer, the elimination of subsidies would make such coverage unaffordable to some individuals and could thereby reduce overall membership and impact marketplace enrollment. For the year ended December 31, 2020, approximately 57.5% of the premium revenue from our Bright HealthCare consumers was subsidized by such subsidies.
Our MA plans, contracts with third-party MA plans and reimbursement from fee-for-service Medicare are subject to changes to the Medicare program.
We service approximately 108,000 MA consumers, primarily in California. The reimbursement rates for our MA plans and contracts with third-party MA plans are based on published Medicare rates. In addition, our managed and affiliated medical groups receive fee-for-service Medicare reimbursements. As a result, government funding levels for the MA program, as well as the policies and decisions of the federal government regarding the fee-for-service Medicare program have a substantial impact on our profitability and health plan consumer satisfaction. These governmental policies and decisions, which are not within our control, include:
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administrative or legislative changes to base rates or reimbursement policies and methodologies;

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reductions or restrictions in funding of programs;

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limits on the services or types of providers for which Medicare will provide reimbursement;

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
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expansion of benefits under Medicare without adequate funding;

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other changes in coverage;

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changes in methodology for patient assessment and/or determination of payment levels;

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the reduction or elimination of annual rate increases; and

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changes to timing of or delays in reimbursements.

Certain of these changes will affect the premiums or other revenue we receive with respect to our MA plans, the eligibility and enrollment of consumers in our MA plans, the services we provide to our MA plan consumers and the cost of such services to such consumers, as well as other costs relating to our participation in the Medicare program. Significant reductions or significant modifications of reimbursement policies and methodologies in the fee-for-service Medicare program could reduce the profitability of our managed and affiliated medical groups. We have no control over these changes, including when or how frequently they are made. These changes may be instituted by statutes, regulations, administrative or executive orders or judicial decisions. Budget pressures often lead the federal government to reduce or place limits on reimbursement rates under Medicare. Implementation of these and other types of measures could result in substantial reductions in our revenue and operating margins with respect to our MA plans and our NeueHealth business. The costs of compliance with any changes could be significant, and if we fail to meet implementation requirements, we could be exposed to fines and payment reductions.
In addition, CMS issues a final rule each year to establish the benchmark MA payment rates for the following calendar year. Any reduction to MA rates may have a material adverse effect on our business, results of operations, financial condition and cash flows. The final impact of the MA rates can vary from any estimate we may have, and may be exacerbated by the rapid growth of our MA membership. If we underestimate the impact of any change to the MA rates on our business, it could have a material adverse effect on our results of operations, financial condition and cash flows.
If we fail to comply with certain healthcare laws, including fraud and abuse laws, we could face substantial penalties and our business, results of operations and financial condition could be adversely affected.
Our business is highly regulated, and we are subject to broadly applicable federal and state fraud and abuse and other federal and state healthcare laws and regulations. These laws require significant compliance oversight, which can have the effect of constraining our businesses, financial arrangements and relationships through which we conduct our operations. Laws and regulations which particularly affect our business and operations, include the following:
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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, in return for, either the referral of an individual or the purchase, lease or order or arranging for or recommending the purchase, lease or order of any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare. The federal Anti-Kickback Statute has been interpreted to apply to, among others, financial arrangements between entities that have the ability to refer and generate business that is subject to reimbursement under federal healthcare programs. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration may be subject to scrutiny if they do not qualify for an exception or safe harbor. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation, and a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA (described immediately below);

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the federal false claims laws, including the civil FCA, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent, knowingly

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making or causing to be made a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. There has been increased government scrutiny and litigation involving Medicare plans under the federal FCA related to diagnosis coding and risk adjustment practices. While we believe that our risk adjustment practices and relationships with providers comply with applicable laws, we are and may be subject to audits, reviews and investigation of our practices and arrangements and the federal government might conclude that they violate the FCA, the Anti-Kickback Statute and/or other federal and state laws governing fraud and abuse. Further, the FCA can be enforced by private citizens through civil qui tam actions. A claim includes “any request or demand” for money or property presented to the U.S. government;
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Section 1877 of the Social Security Act (the “Stark Law”) provides that physicians, subject to certain exceptions, cannot refer Medicare or Medicaid patients to an entity providing “designated health services” in which such physician, or its immediate family member, has an interest or any compensation arrangement. Medical groups managed by and affiliated with our NeueHealth business provide one or more of these designated health services and as such are subject to the Stark Law. Those found in violation of the Stark Law are subject to denial of payment for services provided through an improper referral, civil monetary penalties and exclusion from the Medicare and Medicaid programs;

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the federal beneficiary inducement civil monetary laws, which generally prohibit giving something of value to an individual if the remuneration is likely to influence that beneficiary’s choice of a particular provider, supplier or practitioner for services covered by applicable federal healthcare programs. A violation of this statute includes fines or exclusion from federal healthcare programs;

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HIPAA, which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program; willingly obstructing a criminal investigation of a healthcare offense; and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may be more restrictive and may apply to healthcare items or services reimbursed by non-governmental third-party payors, including private insurers or by the patients themselves.

Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a costly endeavor. If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other current or future governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government programs, such as Medicare, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
Our use and disclosure of PII and PHI is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base and revenue.
We are subject to numerous state and federal laws and regulations that govern the Processing, security, retention, destruction, confidentiality, availability and integrity of PII, including PHI. These laws and regulations include HIPAA and the California Consumer Privacy Act of 2018 (the “CCPA”). HIPAA establishes a set of basic national privacy and security standards for the protection of PHI by health plans,

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
healthcare clearinghouses and certain healthcare providers, referred to as covered entities, which includes us, and the business associates with whom such covered entities contract for services, which also includes us.
HIPAA requires healthcare plans and providers — and we are both — to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.
Penalties for failure to comply with a requirement of HIPAA vary significantly depending on the nature of violation and could include civil monetary or criminal penalties. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.
In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA-covered entities and business associates for compliance with HIPAA. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the fine paid by the violator under the federal Civil Monetary Penalty Statute.
HIPAA further requires that individuals be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach”, though states and contractual obligations may require us to provide notice within shorter timeframes, such as five days or less. If a breach of unsecured PHI affects 500 individuals or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 individuals or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 individuals, the covered entity must record it in a log and notify HHS at least annually.
Numerous other federal and state laws protect the Processing, security, retention, destruction, confidentiality, availability and integrity of, and may otherwise limit and restrict how we can use, PII, including PHI. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our Care Partners and business associates and potentially exposing us to additional expense, adverse publicity and liability. For example, the CCPA which came into effect on January 1, 2020 requires covered businesses that collect information on California residents to inform consumers about their data collection, use and sharing practices, to allow consumers to opt out of sales of their data to third parties, and to exercise certain individual rights regarding their personal information. The CCPA also provides a cause of action for some data breaches affecting certain types of personal information. Penalties for noncompliance with the CCPA are up to $2,500 per violation, or up to $7,500 per willful violation. Regulations from the California attorney general’s office have been available for less than one year, and uncertainty remains regarding enforcement of the CCPA. It also remains unclear how much private litigation will ensue under the data breach private right of action. Additionally, a new California ballot initiative, the California Privacy Rights Act, (“CPRA”) was approved by the electorate in November 2020, and the law will come into effect January 1, 2023, and apply to data collected starting January 1, 2022. Passage of the CPRA extended certain exemptions under the CCPA relating to employee data until January 1, 2023. CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights with respect to their data. It also creates a new California data protection agency specifically tasked with enforcing the law, which will likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Similar laws have been proposed or enacted in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging. Such changes may also require us to modify our

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
products and features and may limit our ability to develop new products and features that make use of the data that we collect about our consumers.
New health information standards, whether implemented pursuant to HIPAA, state or federal legislative action or otherwise, could have a significant effect on the manner in which we must handle healthcare-related data, and the cost of complying with standards could be significant. If we do not comply with existing or new laws and regulations related to PHI, we could be subject to criminal or civil sanctions.
We also publish privacy statements to our consumers that describe how we handle and protect PII. Any failure or perceived failure by us to maintain posted privacy policies which are accurate, comprehensive and fully implemented, and any violation or perceived violation of our privacy-, data protection- or information security-related obligations to providers, consumers or other third parties could result in claims of deceptive practices brought against our Company, which could lead to significant liabilities and consequences, including, without limitation, governmental investigations or enforcement actions, costs of responding to investigations, defending against litigation, settling claims, complying with resolution, monitoring or other agreements, civil penalties, and complying with regulatory or court orders. Such liabilities and consequences could have material impacts on our revenue and operations.
Furthermore, the Federal Trade Commission and many state attorneys general continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. There are a number of legislative proposals in the United States, at both the federal and state level, that could impose new obligations. We cannot yet determine the impact that future laws, regulations and standards may have on our business.
Laws regulating the corporate practice of medicine could restrict the manner in which we are permitted to conduct our business, and the failure to comply with such laws could subject us to penalties or require a restructuring of our business.
Some of the states in which we currently operate have laws that prohibit business entities from directly owning physician practices, practicing medicine, employing physicians to practice medicine, exercising control over medical decisions by physicians or engaging in certain arrangements, such as fee-splitting, with physicians (such activities are generally referred to as the “corporate practice of medicine”). In some states these prohibitions are expressly stated in a statute or regulation, while in other states the prohibition is a matter of judicial or regulatory interpretation. Other states in which we may operate in the future may also generally prohibit the corporate practice of medicine. While we endeavor to comply with state corporate practice of medicine laws and regulations as we interpret them, the laws and regulations in these areas are complex, changing, and often subject to varying interpretations. The interpretation and enforcement of these laws vary significantly from state to state. Penalties for violations of the corporate practice of medicine vary by state and may result in physicians being subject to disciplinary action, as well as to forfeiture of revenue from payors for services rendered. For business entities such as us, violations may also bring both civil and, in more extreme cases, criminal liability for engaging in medical practice without a license.
Some of the relevant laws, regulations and agency interpretations in states with corporate practice of medicine restrictions have been subject to limited judicial and regulatory interpretation, and state laws and regulations are subject to change. Regulatory authorities and other parties may assert that our employment of physicians in some states means that we are engaged in the prohibited corporate practice of medicine. If this were to occur, we could be subject to civil and/or criminal penalties, our employment of physicians by our medical groups and the health plans’ agreements with physicians could be found legally invalid and unenforceable (in whole or in part) or we could be required to restructure our arrangements with physicians, in each case in one or more of the jurisdictions in which we operate. Any of these outcomes may have a material adverse effect on our business, results of operations, financial condition, cash flows and reputation.
From time to time we are and may be subject to litigation, administrative proceedings or investigations, which could be costly to defend and could strain corporate resources or harm our business.
Legal proceedings and claims that may arise in the ordinary course of business, such as claims brought by consumers, Care Partners and other network participants, third-party payor clients, consultants and vendors in connection with commercial disputes or employment claims made by our current or former

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
associates could strain corporate responses and involve significant costs. In addition, from time to time, we are and may be subject to government requests or investigations, including market conduct examinations and requests for information from, various government agencies, regulatory authorities, states attorneys generals and other governmental authorities. In particular, investigating and prosecuting healthcare and other insurance fraud, waste and abuse has been of special interest to government authorities in the United States. With respect to healthcare, fraud, waste and abuse prohibitions constitute a spectrum of activities, such as kickbacks for referral of consumers, fraudulent coding practices, billing for unnecessary medical and/or other covered services, improper marketing and violations of patient privacy rights and Stark Law violations. Regulators have recently increased their scrutiny of healthcare payors and providers under the federal FCA, in particular, and there have been a number of investigations, prosecutions, convictions and settlements in the healthcare industry.
Litigation and audits, investigations or reviews by governmental authorities or regulators or compliance with applicable laws may result in fines, substantial costs, and potentially, the loss of a license, and may divert management’s attention and strain corporate resources, which may substantially harm our business, financial condition and results of operations. While we maintain general liability, umbrella, managed care errors and omissions and employment practices liability coverage, as well as other insurance, we cannot provide assurance that such insurance will cover such claims or provide sufficient payments to cover all of the costs to resolve one or more such claims and will continue to be available on terms acceptable to us, if available at all. It is possible that resolution of some matters against us may result in our having to pay significant fines, judgments or settlements that exceed the limits of our insurance policies. Further, settlements with governmental authorities or regulators could contain additional compliance and reporting requirements as part of a consent decree or settlement agreement, such as corporate integrity agreements, which could significantly increase our regulatory and compliance costs. Additionally, governmental or regulatory authorities could review our payment practices, including as part of their market conduct oversight, which could result in fines or other enforcement actions if such authorities determine that our payment practices do not comply with state laws and regulations. Any of the foregoing could adversely affect our results of operations and financial condition, thereby harming our business.
We are subject to inspections, reviews, audits and investigations under federal and state government programs and contracts. The results of such audits could adversely and negatively affect our business, including our results of operations, liquidity, financial condition and reputation.
From time to time we are subject to various state and federal governmental inspections, reviews, audits and investigations to verify our financial and/or operational compliance with governmental rules and regulations governing the products and services we sell. Care Partners may also reserve the right to conduct audits of our health plan business and third-party payors and government clients of NeueHealth will also have the right to audit NeueHealth businesses. We also periodically conduct internal audits and reviews of our regulatory compliance. An adverse inspection, review, audit or investigation could result in:
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refunding amounts we have been paid pursuant to the Medicare programs or from payors;

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state or federal agencies imposing fines, penalties and other sanctions on us;

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temporary suspension of payment for new consumers to the facility or agency;

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decertification, debarment, suspension or exclusion from participation in the Medicare programs or one or more payor networks;

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self-disclosure of violations to applicable regulatory authorities;

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damage to our reputation;

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the revocation of an agency’s license; and

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loss of certain rights under, or termination of, our contracts with payors or Care Partners.

The DOJ and the OIG have continuously increased their scrutiny of healthcare payors, providers and Medicare Advantage insurers under the FCA in particular, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. We expect this trend to continue, particularly in light of the HHS’s December 4, 2020 announcement regarding the creation of a new False

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated
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Claims Act Working Group aimed at enhancing HHS’s partnership with the DOJ to combat fraud and abuse. CMS and the OIG also periodically perform risk adjustment data validation (“RADV”) audits of selected Medicare Advantage health insurance plans to validate the coding practices of, and supporting documentation maintained by healthcare providers. Certain of our health plans may be selected for such audits, which could in the future result in retrospective adjustments to payments made to our health plans, fines, corrective action plans or other adverse action by CMS. On November 24, 2020, CMS issued a final rule that amends the RADV program by: (i) revising the methodology for error rate calculations beginning with the 2019 benefit year; and (ii) changing the way CMS applies RADV results to risk adjustment transfers beginning with the 2020 benefit year. According to CMS, these changes are designed to give insurers more stability and predictability with respect to the RADV program and promote fairness in how health insurers receive adjustments. However, the future impact of these changes remains unclear, and such changes may ultimately increase financial recoveries from the government’s ability to retrospectively claw back or recover funds from health insurers. In particular, there has recently been increased scrutiny by the government on health insurers’ diagnosis coding and risk adjustment practices, particularly for Medicare Advantage plans. In some proceedings involving Medicare Advantage plans, there have been allegations that certain financial arrangements with providers violate other laws governing fraud and abuse, such as the federal Anti-Kickback Statute.
We may in the future be required to refund amounts we have been paid and/or pay fines and penalties as a result of these inspections, reviews, audits and investigations. In addition, due to our reliance on third-party providers to perform many critical health plan operations, we may not be able to adequately perform pre-delegation audits of such providers’ capabilities and/or adequately monitor and oversee their day-to-day performance of our delegated functions to ensure compliance with applicable laws and regulations. The occurrence of adverse inspections, reviews, audits or investigations or any of the results noted above could have a material adverse effect on our business and operating results. Furthermore, the legal, document production and other costs associated with complying with these inspections, reviews, audits or investigations could be costly.
Our employees, independent contractors, partners, suppliers and other third parties may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could expose us to liability and hurt our reputation.
We are exposed to the risk that our employees, independent contractors, Care Partners, care providers, partners, suppliers and others may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates laws and regulations that we are subject to, including, without limitation, healthcare fraud and abuse laws or laws that require the true, complete and accurate reporting of financial information or data. Such activities could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred.
If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, reputational harm, adverse impact on profitability and our operations, any of which could adversely affect our business, results of operations and financial condition.
Risks Related to our Financial Statements
Accounting for health plan benefits is complicated and subject to foreseen and unforeseen risks.
Accounting for health plan benefits is complicated and involves the use of estimates, assumptions and judgment. While we spend considerable time establishing our estimates and assumptions, we cannot be certain

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated
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they will be correct. If our estimates are incorrect or if actual circumstances differ from our assumptions, our results of operations could be negatively affected.
Risk Adjustment Programs
The IFP, Small Group and Medicare Advantage markets employ risk adjustment programs that impact the revenue we recognize for our enrolled membership. Risk adjustment is a process that takes into account the underlying health status and health spending of the enrollees in an insurance plan. It is designed to compensate payors for the level of risk present in their respective members. For proper reimbursement by CMS or payment to CMS, we must ensure that our Care Providers are identifying and properly documenting chronic and severe diagnosis codes/conditions to create an accurate health profile for each consumer. If our Care Partners do not accurately record a consumer’s health conditions, we may not be able to accurately estimate the appropriate risk adjustment reimbursement or payment; our estimate could be materially inaccurate due to the many factors that comprise our estimate. Consequently, our estimate of our health plans’ risk scores for any period, and any resulting change in our accrual of revenue related thereto, could adversely affect our results of operations, financial condition, and cash flows. Additionally, the data provided to CMS to determine the risk score are subject to audit even several years after the annual settlements occur. If the risk adjustment data we submit are found to incorrectly overstate the health risk of our consumers, we may be required to refund funds previously received and may be subject to penalties or sanctions, including potential liability under the FCA which could be significant. If the data we provide to CMS incorrectly understates the health risk of our consumers, we might be underpaid for the care that we provide to our consumers, which could have a negative impact on our results of operations and financial condition.
Incurred But Not Reported Claims
Because of the elapsed time between when medical services are actually rendered by care providers and when we receive, process and pay a claim for those medical services, our medical care costs incorporate estimates of our incurred but not reported (“IBNR”) claims. We estimate our medical cost liabilities using actuarial methods based on historical submissions and payment data, cost trends, patient and product mix, seasonality, utilization of healthcare services, contracted service rates and other relevant factors. Actual conditions could differ from the assumptions we use. We continually review and modify our cost estimation methods and the resulting accruals and make adjustments when the criteria used to determine IBNR claims change and when actual claim costs are ultimately determined. As a result of the uncertainties stemming from the factors used in these assumptions, the actual amount of medical expense that we incur may be materially higher or lower than the amount of IBNR claims originally estimated. If our estimates of IBNR claims are inadequate in the future, our reported results of operations would be negatively impacted. Further, our inability to estimate IBNR claims accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”
Failure to comply with requirements to design, implement and maintain effective internal controls could adversely affect our stock price. We have identified a material weakness in our internal control over financial reporting.
As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards applicable to publicly traded companies required by Section 404(a) of the SOX (“Section 404”). As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of

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our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Our independent registered public accounting firm will be required to issue an attestation report on effectiveness of our internal controls following the completion of this offering.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the SOX for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. For the year ended December 31, 2020, we identified a material weakness in Brand New Day’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Areas of concern include lack of documentation or reconciliation controls supporting key account balances, and limited Brand New Day resources and competencies dedicated to performing the appropriate level of diligence around complex accounting and estimated balances.
We are currently undertaking and otherwise evaluating a number of steps to enhance our internal control over financial reporting and addressing the material weakness with respect to Brand New Day, including uplifting the accounting leadership and resources dedicated to that business, hiring additional personnel, further integrating Brand New Day’s accounts into Bright Health’s ERP system, and providing more direct monitoring and oversight over Brand New Day’s accounting and financial reporting processes. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to such material weakness or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the SOX because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the SOX, additional material weaknesses may have been identified. As a public company, we will be required in future years to document and assess the effectiveness of our system of internal control over financial reporting to satisfy the requirements of the SOX.
If we fail to effectively remediate the material weakness in our internal control over financial reporting, if we identify future material weaknesses in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the SOX, in a timely manner, we may be unable to accurately report our financial results, or report them within the time frames required by the SEC. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that could be deemed to be material weaknesses, and could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal controls over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified opinion, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.
Our ability to use our NOLs and research and development tax credit carryforwards to offset future taxable income may be subject to certain limitations.
As of December 31, 2020, we had outstanding NOLs of approximately $483.1 million, which are available to reduce future taxable income. Our carryforwards are subject to review and possible adjustment by the appropriate taxing authorities.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
In addition, the carryforwards that may be utilized in a future period may be subject to limitations based upon changes in the ownership of our stock in a future period. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and corresponding provisions of state law, a corporation that undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three year period, is subject to limitations on its ability to utilize its pre-change NOLs, research and development tax credit carryforwards and disallowed interest expense carryforwards to offset future taxable income. We believe that no such ownership change has taken place with respect to Bright Health Group, Inc.; however, we are in the process of having a study performed to confirm this to be the case. We may experience ownership changes in the future as a result of this offering and/or subsequent changes in our stock ownership (which may be outside our control). As a result, if, and to the extent that, we earn net taxable income, our ability to use our pre-change NOLs, research and development tax credit carryforwards and disallowed interest expense carryforwards to offset such taxable income may be subject to limitations. In addition, under the Tax Cuts and Jobs Act tax reform legislation, the amount of post 2017 NOLs that were generated by non-insurance companies that we are permitted to utilize in any taxable year after 2020 is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the NOL deduction itself. The NOLs that were generated by insurance companies are not subject to the 80% limitation, but are subject to a 20-year carryforward.
Our balance sheet includes significant amounts of goodwill and intangible assets. The impairment of a significant portion of these assets would negatively affect our financial condition or results of operations.
A significant portion of our total assets consists of goodwill and intangible assets. Goodwill and intangible assets, net, together accounted for approximately 22.9% of total assets on our consolidated balance sheet as of December 31, 2020. We evaluate goodwill and intangible assets for impairment annually in the fourth quarter or whenever events or circumstances make it more likely than not that impairment may have occurred. Under current accounting rules, any determination that impairment has occurred would require us to record an impairment charge, which would adversely affect our earnings. An impairment of a significant portion of goodwill or intangible assets could adversely affect our operating results and financial condition.
Risks Related to this Offering and Ownership of Our Common Stock
No market currently exists for our common stock, and an active, liquid trading market for our common stock may not develop, which may cause our common stock to trade at a discount from the initial public offering price and make it difficult for you to sell the common stock you purchase.
Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on the           or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any shares of our common stock that you purchase. The initial public offering price for the shares has been determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.
You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.
The initial public offering price of our common stock is higher than the net tangible book value per share of outstanding common stock prior to completion of this offering. Based on our net tangible book value as of December 31, 2020, upon the issuance and sale of           shares of common stock by us at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $      per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
offering. A total of           and           shares of common stock have been reserved for future issuance under the 2016 Equity Plan and 2021 Equity Plan, respectively. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our directors, officers and employees under our current and future stock incentive plans, including the 2016 Equity Plan and 2021 Equity Plan. See “Dilution.”
Our stock price may change significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.
The trading price of our common stock is likely to be volatile. The stock market has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. We and the underwriters have negotiated to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price.
Broad market and industry fluctuations may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock are low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.
Our quarterly operating results fluctuate and may fall short of prior periods, our projections or the expectations of securities analysts or investors, which could materially adversely affect our stock price.
Our operating results have fluctuated from quarter to quarter at points in the past, and they may do so in the future. Therefore, results of any one fiscal quarter are not a reliable indication of results to be expected for any other fiscal quarter or for any year. If we fail to increase our results over prior periods, to achieve our projected results or to meet the expectations of securities analysts or investors, our stock price may decline, and the decrease in the stock price may be disproportionate to the shortfall in our financial performance. Results may be affected by various factors, including those described in these risk factors.
We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your returns on your investment may depend solely on the appreciation of our common stock.
We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capacity to pay dividends under our Credit Agreement and overall financial condition. In addition, our ability to pay dividends in the future depends in part on the earnings and distributions of funds from our health insurance subsidiaries. Applicable state insurance laws restrict the ability of such health insurance subsidiaries to declare stockholder dividends and require our health insurance subsidiaries to maintain specified levels of statutory capital and surplus. Accordingly, your only opportunity to achieve a return on your investment in our company may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.
The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. If no securities analysts commence coverage of us, or if one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline. Furthermore, if one or more of the analysts who do cover us were

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
to downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline.
Our management may use the proceeds of this offering in ways with which you may disagree or that may not be profitable.
Although we anticipate using the net proceeds from the offering as described under “Use of Proceeds,” we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated by this offering. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds for specific uses due to a variety of factors. You may not agree with the manner in which our management chooses to allocate and use the net proceeds. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.
After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon consummation of this offering, we will have a total of           shares of common stock outstanding. All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates, which may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale,” and any shares purchased in our directed share program which are subject to the lock-up agreements described in “Underwriting.”
The           shares held by our directors, officers, employees and affiliates immediately following the consummation of this offering (or           if the underwriters exercise in full their option to purchase additional shares) will represent approximately    % of our total outstanding shares of common stock following this offering (or    % if the underwriters exercise in full their option to purchase additional shares), based on the number of shares outstanding as of           , 2021. Such shares will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”
In connection with this offering, we, our directors, executive officers and significant equityholders have each agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date           days after the date of this prospectus, except with the prior written consent of                 , on behalf of the underwriters. All remaining holders of common stock or securities convertible into or exchangeable for shares of common stock outstanding immediately prior to the consummation of this offering are subject to a market standoff agreement with us that restricts certain transfers of such securities for at least           days after the date of this prospectus. See “Underwriting” for a description of these lock-up agreements and market standoff agreements.
Upon the expiration of the contractual lock-up and market standoff agreements pertaining to this offering, an additional           shares will be eligible for sale in the public market (or           shares if the underwriters exercise in full their option to purchase additional shares), of which           are held by directors, executive officers and other affiliates and will be subject to volume, manner of sale and other limitations under Rule 144 (or           if the underwriters exercise in full their option to purchase

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
additional shares), excluding, in each case, shares of restricted stock that are unvested as of the date of this prospectus. Following completion of this offering, shares covered by registration rights would represent approximately    % of our outstanding common stock (or    %, if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”
As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.
In addition, the shares of our common stock reserved for future issuance under the 2016 Equity Plan and the 2021 Equity Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144, as applicable. A total of           and           shares of common stock have been reserved for future issuance under the 2016 Equity Plan and the 2021 Equity Plan, respectively.
In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
Provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our common stock.
These provisions will provide for, among other things:
•
the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•
advance notice requirements for stockholder proposals.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the sole and exclusive forums for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our current and former directors, officers, employees or stockholders.
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our company to the Company or our stockholders, (iii) action asserting a claim against the Company or any current or former director, officer, employee or stockholder of the Company arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws (as either might be amended from time to time) or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
America. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Although our amended and restated certificate of incorporation will contain the exclusive forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. Our exclusive forum provision shall not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for disputes with us or any of our directors, officers or other employees which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions that will be contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.
Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue                 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.
We will incur increased costs as a result of operating as a publicly traded company, and our management will be required to devote substantial time to new compliance initiatives.
As a publicly traded company, we will incur additional legal, accounting, and other expenses that we did not previously incur. Although we are currently unable to estimate these costs with any degree of certainty, they may be material in amount. In addition, the SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules of the SEC, and the stock exchange on which our shares of common stock are listed, have imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives as well as investor relations. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur additional costs to maintain the same or similar coverage.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements, and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies. These statements often include words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “project,” “forecast,” “estimates,” “targets,” “projections,” “should,” “could,” “would,” “may,” “might,” “will,” and other similar expressions. These forward-looking statements are contained throughout this prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”
We base these forward-looking statements or projections on our current expectations, plans and assumptions, which we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at this time. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. The forward-looking statements and projections contained herein are subject to and involve risks, uncertainties and assumptions, and therefore you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results, and therefore actual results might differ materially from those expressed in the forward-looking statements and projections. Factors that might materially affect such forward-looking statements and projections include:
•
a lack of acceptance or slow adoption of our model;

•
our ability to retain existing consumers and expand consumer enrollment;

•
our ability to contract with care providers and arrange for the provision of quality care;

•
our ability to accurately estimate our medical expenses, effectively manage our costs and claims liabilities or appropriately price our products and charge premiums;

•
the impact of the COVID-19 pandemic on our business and results of operations;

•
the risks associated with our reliance on third-party providers to operate our business;

•
the impact of modifications or changes to the U.S. health insurance markets;

•
our ability to manage the growth of our business;

•
our ability to operate, update or implement our technology platform and other information technology systems;

•
our ability to retain key executives;

•
our ability to successfully pursue strategic acquisitions and integrate acquired businesses;

•
the occurrence of severe weather events, catastrophic health events, natural or man-made disasters, social and political conditions or civil unrest; and

•
the other factors discussed under “Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of the factors that might affect our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and future financial performance.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $      million from the sale of shares of our common stock in this offering, based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $      million.
We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including continued investments in the growth of our business. We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies, though we do not have any agreements or commitments for any material acquisitions or investments at this time. Pending the use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 100,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) our net proceeds from this offering by $      million.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
DIVIDEND POLICY
We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any determination to declare dividends in the future will be at the discretion of our board of directors, subject to applicable laws, and will be dependent on a number of factors, including our earnings, capital requirements and overall financial condition. If we elect to pay dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.
Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under the Credit Agreement and any future outstanding indebtedness we or our subsidiaries incur. In addition, applicable insurance laws restrict the ability of our health insurance subsidiaries to declare stockholder dividends and require our health insurance subsidiaries to maintain specified levels of statutory capital and surplus. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our health insurance subsidiaries may also adopt statutory provisions in the future that are more restrictive than those currently in effect. See “Business — Government Regulation — State Regulation of Insurance Companies.”

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020:
•
on an actual basis;

•
on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 139,145,514 shares of common stock on a one-for-one basis upon the closing of this offering, except with respect to our 32,438,580 outstanding shares of Series A preferred stock which shall be convertible into an aggregate of 7,339,201 shares of common stock and (ii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, which will occur immediately prior to the completion of this offering; and

•
on a pro forma as adjusted basis, further giving effect to the sale by us of           shares of our common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.
	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and par value)
Cash and cash equivalents	$488,371	$	$
Debt:
Total debt, gross	—
Less: unamortized deferred financing fees	—
Total debt	—
Redeemable equity:
Redeemable noncontrolling interests	39,600
Preferred stock, $0.0001 par value; 166,307,087 shares authorized, actual, 164,244,893 shares issued and outstanding, actual, shares authorized, pro forma, no shares issued and outstanding, pro forma as adjusted	1,681,015
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; shares authorized, actual, shares issued and outstanding, actual, shares authorized, pro forma, shares issued and outstanding, pro forma, shares issued and outstanding, pro forma as adjusted	5
Additional paid-in capital	9,886
Accumulated deficit	(515,989)
Accumulated other comprehensive income (loss)	2,426
Total stockholders’ equity (deficit)	$(503,672)	$	$
Total capitalization	$1,216,943	$	$
A $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase or decrease, as applicable, on a pro forma as adjusted basis, cash and cash equivalents, additional paid-in capital, total

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
stockholders’ equity and total capitalization by $      million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds thereof as described in “Use of Proceeds.” An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease, as applicable, on a pro forma as adjusted basis, cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds thereof as described in “Use of Proceeds.”

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined statement of income (loss) for the year ended December 31, 2020 is presented to give effect to the Brand New Day Acquisition on April 30, 2020, as if such transaction had occurred on January 1, 2020. The unaudited condensed combined statement of income (loss) also reflects the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 139,145,514 shares of common stock on a one-for-one basis upon the closing of this offering, except with respect to our 32,438,580 outstanding shares of Series A preferred stock which shall be convertible into an aggregate of 7,339,201 shares of common stock. The unaudited pro forma condensed combined statement of income (loss) has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined statement of income (loss) does not give effect to the Acquisitions other than the Brand New Day Acquisition, as the other Acquisitions are not significant individually or in the aggregate.
The unaudited pro forma condensed combined statement of income (loss) was prepared based on the historical consolidated statements of income (loss) of Bright Health and the historical combined statements of income (loss) of Brand New Day, after giving effect to the Brand New Day Acquisition using the acquisition method of accounting, and after applying the assumptions, reclassifications and transaction accounting adjustments described in the accompanying notes. The unaudited pro forma condensed combined statement of income (loss) for the year ended December 31, 2020 combines the historical consolidated statements of income (loss) of Bright Health for the year ended December 31, 2020 and of Brand New Day for the period from January 1, 2020 through April 30, 2020 and assumes the Brand New Day Acquisition occurred on January 1, 2020. The Brand New Day Acquisition has been reflected in our historical audited consolidated balance sheet as of December 31, 2020 and therefore no unaudited pro forma condensed combined balance sheet has been presented herein.
The unaudited pro forma condensed combined statement of income (loss) is based on and should be read in conjunction with Bright Health’s and Brand New Day’s historical financial statements referenced below:
•
Bright Health’s consolidated financial statements and related notes thereto as of and for the year ended December 31, 2020, included elsewhere in this prospectus; and

•
Brand New Day’s unaudited combined financial statements and related notes thereto as of and for the 10 months ended April 30, 2020, included elsewhere in this prospectus, from which the four month period from January 1, 2020 through April 30, 2020 used in preparing the pro forma condensed combined statement of income (loss) is derived.

The pro forma adjustments reflected in the unaudited pro forma condensed combined statement of income (loss) are related to transaction accounting adjustments determined in accordance with Article 11 of Regulation S-X. Bright Health has elected not to present management’s adjustments and will only be presenting transaction accounting adjustments in the unaudited pro forma condensed combined statement of income (loss).
The unaudited pro forma condensed combined statement of income (loss) is presented for informational purposes only and should not be relied upon as being indicative of our results of operations that would have occurred had the Brand New Day Acquisition been consummated as of the dates indicated, nor is it meant to be indicative of future results of operations for any future period or as of any future date.
The unaudited pro forma condensed combined statement of income (loss) does not give effect to the potential impact of current financial conditions, or any anticipated revenue enhancements, cost savings, or operating synergies that may result from the Brand New Day Acquisition. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined statement of income (loss).

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Unaudited Pro Forma Condensed Combined Statement of Income (Loss)
For the Year Ended December 31, 2020
(in thousands, except per share amounts)
	Bright Health Historical	Brand New Day As Adjusted (Note 3)	Transaction Accounting Adjustments (Note 4)	Bright Health Pro Forma Combined
Revenue	$ 1,207,320	$ 196,163		$1,403,483
Operating Costs:
Medical costs	1,047,300	186,425		1,233,725
Operating costs	409,334	23,416	(32)(a)	432,718
Depreciation and amortization	8,289	629	1,683(b)	10,601
Total operating costs	1,464,923	210,470		1,677,044
Operating loss	(257,603)	(14,307)		(273,561)
Interest expense, net	—	(565)	565(c)	—
Loss before income taxes	(257,603)	(14,872)		(273,561)
Income tax (benefit) expense	(9,161)	—	(d)	(9,161)
Net loss	$ (248,442)	$ (14,872)		$ (264,400)
Basic and diluted loss per share and pro forma loss per share attributable to common shareholders	$ (5.47)			$ (1.66)(e)
Weighted-average number of shares outstanding and pro forma weighted-average number of shares used to compute net loss per share attributable to common stockholders, basic and diluted	45,398			158,940
The accompanying notes are an integral part of this unaudited pro forma condensed combined statement of income (loss).

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Bright Health Group, Inc.
Notes to Unaudited Pro Forma Condensed Combined Statement of Income (Loss)
NOTE 1.
DESCRIPTION OF THE BRAND NEW DAY ACQUISITION

On April 30, 2020 (the “Closing Date”), we acquired all of the outstanding shares of Brand New Day. Brand New Day is a leader in providing healthcare services in California and serves Medicare eligible seniors and special needs populations through their extensive network of PCPs and specialists. Brand New Day combines analytics and evidence-based clinical programs with aligned provider relationships to provide high quality, affordable care for complex and vulnerable populations. The initial consideration was $206.9 million in cash and $80.0 million in Bright Health Series D preferred stock. We have since applied indemnity escrow adjustments of $44.0 million to the acquisition price, representing total consideration of $210.1 million, less $32.8 million of cash acquired. Transaction costs of $3.8 million incurred in connection with the Brand New Day Acquisition are included in operating costs in the Company’s historical condensed combined statement of income (loss). The unaudited pro forma condensed combined statement of income (loss) has been prepared to illustrate the pro forma effects of the Brand New Day Acquisition.
NOTE 2.
BASIS OF PRESENTATION

The unaudited pro forma condensed combined statement of income (loss) was prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires use of the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”). ASC 820 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.
ASC 805 requires the determination of the accounting acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree, and the measurement of goodwill. Bright Health has been identified as the acquirer for accounting purposes based on the facts and circumstances specific to the Brand New Day Acquisition. As a result, Bright Health has recorded the business combination in its financial statements and applied the acquisition method to account for the acquired assets and liabilities of Brand New Day. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values and recording goodwill for the excess of the consideration transferred over the aggregate fair value of the identifiable assets acquired and liabilities assumed. Goodwill is attributable to synergies from leveraging Brand New Day’s strong clinical model of care to drive growth in our Medicare Advantage business outside of California.
NOTE 3.
CONFORMING RECLASSIFICATIONS

During the preparation of the unaudited pro forma condensed combined statement of income (loss) for the year ended December 31, 2020, we reviewed the historical financial statements of Brand New Day to determine if differences in financial statement presentation required reclassification for the period presented. We identified certain reclassifications that were necessary to conform Brand New Day’s historical combined statement of income (loss) presentation to that of the Company. As a result, we made the following adjustments to align Brand New Day’s historical statement of income (loss) presentation to that of Bright Health:

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
	Brand New Day Four Months Ended Historical April 30, 2020	Adjustments to Conform Presentation	Brand New Day Four Months Ended April 30, 2020 As Adjusted
(in thousands)
Total revenue*	$ 196,163	$ —	$ 196,163
Operating Costs:
Medical costs*	—	186,425(i)	186,425
Operating costs*	—	23,416 (ii)	23,416
Healthcare services	186,425	(186,425)(i)	—
Marketing, general and administrative expenses	16,740	(16,740)(ii)	—
Salaries and benefits	6,676	(6,676)(ii)	—
Depreciation and amortization*	629	—	629
Total operating costs	210,470	—	210,470
Operating income (loss)	(14,307)	—	(14,307)
Interest expense, net	(565)	—	(565)
Loss before income taxes*	(14,872)	—	(14,872)
Income tax (benefit) expense	—	—	—
Net loss	$ (14,872)	$ —	$ (14,872)

*
Denotes a financial statement line item on the historical Bright Health financial statements

(i)
To reclassify $186.4 million of expenses from the healthcare services line item in the Brand New Day combined statements of income (loss) to the medical costs line item to conform to the Company’s presentation.

(ii)
To reclassify $16.7 million from the marketing, general and administrative expenses and $6.7 million of salaries and benefits line items in the Brand New Day combined statements of income (loss) to the operating costs line item to conform to the Company’s presentation.

NOTE 4.
TRANSACTION ACCOUNTING ADJUSTMENTS

The pro forma condensed combined statement of income (loss) includes $3.8 million of transaction costs incurred in connection with the Brand New Day Acquisition that are not expected to recur. The following represent the transaction accounting adjustments used in preparation of the pro forma condensed combined statement of income (loss):
(a)
Adoption of Accounting Standards Update (ASU) 2016-02, Leases (ASC 842) — To reflect the adoption of ASC 842 as of January 1, 2020 in the adjusted Brand New Day combined statement of income (loss). The amount represents the difference between the operating lease expense recognized in the Brand New Day combined statements of income (loss) under ASC 840, Leases, and the operating lease expense recognized under ASC 842. This adjustment was made to align the accounting policies of Brand New Day as of the pro forma date of January 1, 2020 to the Company’s accounting policies.

(b)
Depreciation and amortization — To record the assumed increase in depreciation and amortization expense based on the estimates of fair value of Brand New Day’s acquired property, equipment, capitalized software and intangible assets. The assumed incremental depreciation and amortization expense is calculated as follows:

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
	Estimated Fair Value	Estimated Useful Life (in years)	Depreciation and Amortization Expense for the 4 Months Ended April 30, 2020
(in thousands)
Property, equipment and capitalized software	$4,375	3.7	$394
Member relationships	45,700	12	1,270
Trade name	24,900	15	553
Provider network	2,000	7	95
New depreciation and amortization expense			2,312
Eliminate historical Brand New Day depreciation and amortization expense			(629)
Pro forma depreciation and amortization adjustment			$1,683

(c)
Interest expense — To reflect the repayment of Brand New Day’s notes payable balances as of January 1, 2020, in order to align the pro forma combined statement of income (loss) to the Company’s financing structure following the Brand New Day Acquisition.

(d)
Income tax (benefit) — Brand New Day had sufficient net operating losses with offsetting valuation allowances. As a result, the pro forma impact of the Brand New Day Acquisition to income taxes in the combined statements of income (loss) would be immaterial.

(e)
Pro forma net loss attributable to common shareholders — To reflect the assumed impact of the unaudited pro forma adjustments to net loss per share attributable to common shareholders, basic and diluted, and to give effect to the automatic conversion of all outstanding shares of the Company’s preferred stock into common stock using the if-converted method, as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The following table provides a reconciliation of basic and diluted pro forma net loss per share for the year ended December 31, 2020 as if the conversion had occurred on January 1, 2020:

For the Year Ended December 31, 2020
(in thousands, except per share amounts)
Numerator:
Pro forma net loss attributable to common stockholders	$ (264,400)
Denominator:
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	45,398
Pro forma adjustment to reflect the assumed conversion of preferred stock	113,542
Pro forma weighted-average number of shares outstanding used to compute pro forma net loss per share, basic and diluted	158,940
Pro forma net loss per share, basic and diluted	$ (1.66)

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
DILUTION
If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock as adjusted to give effect to this offering and the automatic conversion of all of our outstanding preferred stock into 139,145,514 shares of common stock. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.
Our net tangible book deficit as of December 31, 2020 was approximately $      million or $      per share. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.
After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the application of the net proceeds from this offering as described under “Use of Proceeds,” our net tangible book deficit as adjusted to give effect to this offering on December 31, 2020 and the automatic conversion of all of our outstanding preferred stock into 139,145,514 shares of common stock would have been $      , or $      per share. This amount represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution in net tangible book value of $      per share to new investors purchasing shares in this offering at the initial public offering price.
The following table illustrates this dilution on a per share basis:
Assumed initial public offering price per share		$
Net tangible book deficit per share as of December 31, 2020 before giving effect to this offering	$
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering
Net tangible book deficit per share as adjusted to give effect to this offering and the automatic conversion of all of our outstanding preferred stock into shares of common stock
Dilution per share to new investors in this offering		$
Dilution is determined by subtracting net tangible book value per share of common stock as adjusted to give effect to this offering and the automatic conversion of all of our outstanding preferred stock into 139,145,514 shares of common stock, from the initial public offering price per share of common stock.
The following table summarizes, on a pro forma basis as of December 31, 2020, as described above, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below is based on           shares of common stock outstanding immediately after the consummation of this offering and does not give effect to shares of common stock reserved for future issuance under the 2016 Equity Plan or the 2021 Equity Plan. A total of           shares of common stock and                 shares of common stock have been reserved for future issuance under the 2016 Equity Plan and the 2021 Equity Plan. The table below is based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, for shares purchased in this offering, assumes the automatic conversion of all of our outstanding preferred stock into 139,145,514 shares of common stock and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
	Shares Purchased		Total Consideration		Average Price Share
	Number	Percent	Amount	Percent
	(in millions)		(in millions)
Existing stockholders(1)
New investors
Total		100.0%		100.0%

(1)
Shares purchased by existing stockholders is determined as follows:

Shares of common stock issuable upon conversion of the preferred stock
Common shares issued and outstanding
Less: Common treasury shares
Total common shares purchased by existing stockholders
If the underwriters were to fully exercise the underwriters’ option to purchase           additional shares of our common stock from us, the percentage of shares of our common stock held by existing stockholders would be approximately    % of the aggregate number of shares of common stock outstanding after this offering, and the percentage of shares of our common stock held by new investors would be    % of the aggregate number of shares of common stock outstanding after this offering.
Assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same, excluding assumed underwriting discounts and estimated commissions and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by approximately $      million.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following discussion summarizes the significant factors affecting our operating results, financial condition, liquidity, and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto all included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity, and capital resources, and all other non-historical statements in this discussion are forward-looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”
As discussed under “Acquisitions,” we have acquired several businesses since December 31, 2019, including Brand New Day. As a result of these transactions, our operating results for periods prior to the closing of the transactions and our operating results of periods after the closing of the transactions may not be comparable. The following discussion and analysis should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information.”
Executive Overview
Bright Health Group was founded in 2015 to transform healthcare. Our mission of Making Healthcare Right. Together. is built upon the belief that by connecting and aligning the best local resources in healthcare delivery with the financing of care, we can drive a superior consumer experience, reduce systemic waste, lower costs, and optimize clinical outcomes. We believe that for too long, U.S. healthcare, primarily designed to cater to employers and large institutions, has failed the consumer through unnecessary complexity, a lack of transparency, and rising costs. We are making healthcare simple, personal, and affordable.
To execute on our mission, we have developed a model for healthcare transformation built upon the delivery, financing, and optimization of care. By bringing these three core pillars together, we aim to build the national, integrated healthcare system of the future, designed to break down historical barriers and create an environment in which all stakeholders — from the consumer, to the provider, to the payor — can win.
Bright Health Group consists of two reportable segments: NeueHealth and Bright HealthCare:
NeueHealth is critical to our differentiated, aligned model of care. While Bright HealthCare is currently a larger contributor to revenue, due in part to the significant health plan premium revenue contribution from our consumers, we believe NeueHealth has a disproportional impact on our enterprise today and anticipate it will become increasingly important to our business and prospects, contributing an increasing percentage of our overall revenue in the long-term. We have presented NeueHealth first in the following discussion, consistent with management’s view of our business.
NeueHealth. Our healthcare enablement and technology business, NeueHealth, is developing the next generation, integrated healthcare system. NeueHealth significantly reduces the friction and current lack of coordination between payors and providers to enable a truly consumer-centric healthcare experience. As of April 2021, NeueHealth works with over 200,000 care provider partners and operates 28 managed and affiliated risk-bearing clinics within its integrated care delivery system. Through those risk-bearing clinics, NeueHealth maintains nearly 75,000 unique patient relationships as of April 2021, approximately 30,000 of which are served through value-based arrangements, across multiple payors. In addition to our directly managed and affiliated clinics, NeueHealth manages care for an additional 33 clinics through its Value Services Organization.
NeueHealth engages in local, personalized care delivery in multiple ways, including:
•
Integrated Care Delivery – NeueHealth operates clinics providing comprehensive care to all populations.

•
Bright Health Network – A key component of our NeueHealth business is our ecosystem of Care Partners with whom we contract in service of Bright HealthCare today.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
Value Services Organization – NeueHealth empowers high-performing primary care practices and care delivery organizations to succeed in their evolution towards risk-bearing care delivery.

NeueHealth receives network rental fees from Bright HealthCare for the delivery of NeueHealth’s Care Partner and network services. In addition, NeueHealth contracts directly with Bright HealthCare to provide care through its managed and affiliated clinics. Other NeueHealth customers include external payors and TPAs, affiliated providers and direct-to-government programs.
Bright HealthCare. Our healthcare financing and distribution business, Bright HealthCare, delivers simple, personal, and affordable solutions to integrate the consumer into Bright Health’s alignment model. Bright HealthCare currently aggregates and delivers healthcare benefits to approximately 623,000 consumers through its various offerings, serving consumers across multiple product lines in 14 states and 99 markets. We also participate in a number of specialized plans and recently began offering employer group plans.
Bright HealthCare’s customers include commercial health plans across 11 states, which serve approximately 515,000 individuals, as well as Medicare Advantage products in 11 states, which serve approximately 108,000 lives and generally focus on higher risk, special needs populations. We believe we are well-positioned to grow our Medicaid and Employer ASO products, which would provide strategic diversification and be highly complementary to our aligned model.
Key Factors Affecting Our Performance
We believe that the growth and future success of our business depends on a number of factors described below. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address to sustain our growth and continue to improve results of operations.
Bright HealthCare’s ability to grow membership and retain consumers drives revenue growth
Bright HealthCare products are primarily sold for the following year through an annual selling season, which includes the open enrollment period for IFP and annual enrollment period for MA. Outside of an annual selling season, IFP and MA products typically can only be sold during special enrollment periods based on the consumer’s eligibility status and certain life events. It is critical to effectively engage both prospective and existing consumers through our multi-channel distribution strategy. For both IFP and MA, we aim to offer competitive benefits at an affordable price to meet the needs of our consumers. Our IFP membership typically peaks after the open enrollment period and experiences modest levels of attrition until year-end. We have historically increased our MA consumer base during special enrollment periods, given our consumers' eligibility to enroll during those periods.
Our MA business is afforded additional in-year growth opportunity due to its focus on serving low-income seniors and special needs individuals, who can enroll in and change MA health plans at any time. Therefore, constant engagement with this population is critical to effectively retain membership and drive in-year growth. MA products are generally associated with higher revenue and higher MCRs as compared to IFP products, particularly with respect to special needs plans.
Bright HealthCare’s ability to capture complete and accurate risk adjustment data affects revenue
Portions of premium revenue from our IFP and MA plans are determined by the applicable CMS risk adjustment models, which compensate insurers based on the underlying health status (acuity) of insured consumers. CMS requires that a consumer’s health status be documented annually and accurately submitted to CMS to determine the appropriate risk adjustment. Ensuring that complete and accurate health conditions of our consumers are captured within documentation submitted to CMS is critical to recognizing accurate risk adjustment, which is reflected in our revenue year-over-year. See “Risk Factors — Accounting for health plan benefits is complicated and subject to foreseen and unforeseen risks.”
Bright HealthCare’s ability to drive lower unit costs and medical utilization reduces medical costs and MCR
Bright HealthCare utilizes our Bright Health Network to provide healthcare services primarily within its exclusive provider networks under capitated contracts and fee-for-service arrangements. Certain provider

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and payor contracts include value-based incentive compensation based on providers meeting contractually defined quality and financial performance metrics. To effectively manage medical costs, Bright HealthCare must ensure a consumer’s healthcare needs are primarily delivered through its Care Partners to recognize discounted contracted rates, which limits the amount of out-of-network utilization that can have an adverse financial impact on medical costs and MCR. Out-of-network utilization is typically higher upon entry into new markets, which increases medical costs during periods of market expansion.
Our business is generally affected by the seasonal patterns of medical expenses. With respect to IFP products, medical costs tend to be lower early in the year and increase toward the end of year, driven by high deductible plan designs and out-of-pocket maximums over the course of the policy year, which shifts more costs to us in the second half of the year as we pay a higher proportion of claims. With respect to MA plans, medical costs are impacted by the severity of the flu season, generally from December to March, and we typically experience slightly higher Part D medical costs early in the year, which decline toward the end of year due to standard plan design.
NeueHealth’s ability to identify and align with high-performing care delivery partners drives performance
NeueHealth engages providers through a variety of alignment options ranging from having providers participate in our networks to having providers employed by us. As we enter new markets and expand our offerings, we must build an ecosystem of care delivery assets capable of supporting both our Bright HealthCare business as well as third-party payors.
NeueHealth’s ability to deliver and enable high-quality, value-based care drives revenue
NeueHealth supports and manages providers in fee-for-service and value-based contracts with payors. We help organizations enter value-based arrangements designed around their needs, while simultaneously empowering them with the tools and capabilities necessary to maximize their success. In order to drive financial performance, NeueHealth must effectively manage risk and continue to develop and deliver tools and services supporting both managed and affiliated providers.
Bright Health Group’s ability to achieve operating cost efficiencies and scale profitably
Bright Health Group, including Bright HealthCare and NeueHealth, will need to continue investing in operating platforms, processes, people, and resources to enable our businesses to scale profitably. We leverage centralized shared services for operational, clinical, technological, and administrative functions to support the segments in a cost-effective and efficient manner.
Key Metrics and Non-GAAP Financial Measures
In addition to our GAAP financial information, we review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate our business plan and make strategic decisions.
	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
Consumers Served
Individual and Family Plans	145,459	54,782	22,114
Medicare Advantage	61,663	4,146	2,262
Unique Patient Lives
Fee-For-Service Patient Lives	20,485	—	—
Value-based Care Patient Lives	21,126	—	—
Net loss	$ (248,442)	$ (125,337)	$ (62,641)
Adjusted EBITDA(1)	$ (238,912)	$ (121,091)	$ (61,354)

(1)
See “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data” and “— Non-GAAP Financial Measures” for more information as to how we define and calculate

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated
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Adjusted EBITDA and for a reconciliation of net income or loss, the most comparable GAAP measure, to Adjusted EBITDA.
Key Metrics
Consumers Served
Consumers served include Bright HealthCare individual lives served via health insurance policies across multiple lines of business, primarily attributable to IFP and MA plans in markets across the country. We believe growth in the number of consumers is a key indicator of the performance of our Bright HealthCare business. It also informs our management of the operational, clinical, technological, and administrative functional area needs that will require further investment to support expected future consumer growth.
Fee-For-Service Patient Lives
FFS patient lives are patients that have a medical encounter with our NeueHealth managed medical groups and are not covered under a value-based financial arrangement. We believe growth in the number of FFS patient lives is a key indicator of the performance of our NeueHealth business and provides an organic funnel of new patients to convert into value-based care arrangements over time. It also informs our management of the operational, clinical, technological, and administrative functional area needs that will require further investment to support expected future consumer growth.
Value-Based Care Patient Lives
Value-based care patient lives are patients attributed to providers contracted under varied value-based care delivery models in which the responsibility for control of an attributed patient’s medical care is transferred, in part or wholly, to our NeueHealth managed medical groups. We believe growth in the number of value-based care patient lives is a key indicator of the performance of our NeueHealth business. It also informs our management of the operational, clinical, technological and administrative functional area needs that will require further investment to support expected future patient growth. Over time, we expect our value-based care patient lives will increase as we convert fee-for-service arrangements into value-based care financial arrangements.
Non-GAAP Financial Measures
Adjusted EBITDA
We define Adjusted EBITDA as net loss excluding interest expense, income taxes, depreciation and amortization, adjusted for the impact of acquisition and financing-related transaction costs and share-based compensation. Adjusted EBITDA has been presented in this prospectus as a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP, because we believe it assists management and investors in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA is useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management uses Adjusted EBITDA to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.
Adjusted EBITDA is not a recognized term under GAAP and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, this measure is not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated
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requirements. The presentation of this measure has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentation of this measure may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.
The following table provides a reconciliation of net loss to Adjusted EBITDA for the periods presented:
	Year Ended December 31,
(in thousands)	2020	2019	2018
Net loss	$ (248,442)	$ (125,337)	$ (62,641)
Income tax (benefit) expense	(9,161)	—	—
Depreciation and Amortization	8,289	1,134	1,030
Transaction Costs(a)	4,950	1,248	—
Share-based Compensation expense(b)	5,452	1,864	257
Adjusted EBITDA	$ (238,912)	$ (121,091)	$ (61,354)

(a)
Transaction costs include accounting, tax, valuation, consulting, legal and investment banking fees directly relating to business combinations. We do not believe such transaction costs reflect the ongoing performance of our business.

(b)
Represents non-cash compensation expense related to stock option and restricted stock award grants, which can vary from period to period based on a number of factors, including the timing, quantity and grant date fair value of the awards.

COVID-19 Impact
The severity, magnitude and duration of the current COVID-19 pandemic continues to grow. The pandemic has adversely affected our business and results of operations. The extent to which the COVID-19 pandemic will continue to impact our business, results of operations and financial condition will depend on future developments.
During the initial onset of the COVID-19 pandemic in 2020, Bright Health responded by forming an internal COVID-19 Task Force comprised of cross-functional leaders to address the quickly evolving situation. This included mobilizing to become a predominantly remote workforce, monitoring rapidly changing federal and state regulations related to health plan and clinical operations and implementing operational changes to address such regulations, such as covering COVID-19 medical expenses without requiring consumer cost sharing for testing, providing access to telemedicine and providing consumers with extended grace periods for insurance premium payments. During this time, the Colorado State Based Exchange instituted a special enrollment period for uninsured Coloradoans to purchase individual insurance policies, which resulted in an increase in our IFP consumer base within Colorado.
As a result of the suspension of elective surgeries and deferral of medical care, we experienced decreased medical utilization, particularly in the second quarter of 2020. Since then, medical utilization has returned to normal levels and adverse financial impacts from COVID-19 inpatient admissions emerged primarily due to increased average length of stays. Through December 31, 2020, these impacts have increased our MCR by 400 basis points, reflecting an increase in medical costs of $46.6 million, of which $30.2 million was in our MA products, primarily in California, and $16.4 million was in our IFP products.
The COVID-19 pandemic disproportionately impacts older adults, especially those with chronic illnesses, who constitute a significant portion of our consumer base in California. We have experienced increased internal and third-party medical costs attributable to the provision of care for consumers suffering from COVID-19. Additionally, those of our consumers who have been infected by and recovered from the disease potentially face long-term health consequences which medical researchers continue to investigate. The total financial impact of the COVID-19 pandemic as well as the unknowns surrounding the length of time that the public health emergency and associated public health measures will continue is difficult to estimate.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Certain of our consumers have been prevented from seeking, or are reluctant to seek, or have intentionally delayed or postponed, in-person non-life-threatening medical care and treatment, including elective procedures. Many of our consumers elected to seek medical care and treatment in the second half of 2020 prior to the expiration of their health plan for the year, resulting in increased patient visits and increased consumer costs for such period. Our NeueHealth business primary care locations experienced a decrease in volume of in-office visits and shifted to telemedicine visits, impacting NeueHealth revenue due to lower reimbursements for telemedicine as compared to reimbursements for in-office from health insurance plans.
Factors relating to the COVID-19 pandemic that could impact our results include: the ultimate geographic spread, severity and duration of the COVID-19 pandemic; the impact of business closures, travel restrictions, social distancing and other actions taken to contain the spread of COVID-19; the effectiveness of actions taken to reduce transmission of the virus that causes COVID-19 (including the administration of vaccines and the continued research into treatments, the virus, and the disease); the impact of the pandemic on economic activity; and any impairment in value of our tangible or intangible assets which could be recorded as a result of weaker economic conditions caused by the pandemic. In addition, the full impact of the COVID-19 pandemic may not be fully understood or reflected in our results of operations and overall financial condition until future periods. See also “Risk Factors — The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business and results of operations.”
Components of Our Results of Operations
Revenue
We generate revenue from premiums, including value-based provider revenue, and fee-for-service provider revenue received from consumers and payors, as well as income from our investments.
Premium revenue
Premium revenue is derived primarily from Bright HealthCare IFP and MA plans sold to consumers as well as NeueHealth value-based provider revenue from serving patients.
Bright HealthCare IFP premium revenue
The sources of IFP premium revenue are APTC subsidies that are based on consumers income levels and compensated directly by the federal government, as well as billed consumer premiums. IFP premium revenue reflect adjustments related to the ACA risk adjustment program, which adjusts premium revenue based on the demographic factors and health status of each consumer as derived from current-year medical diagnoses.
Bright HealthCare MA premium revenue
The sources of MA premium revenue are Medicare Part C premiums related to consumers’ medical benefit coverage and Part D premiums related to consumers’ prescription drug benefit coverage. Medicare Part C premiums are comprised of CMS monthly capitation premiums that are risk adjusted based on CMS defined formulas using consumers’ demographics and prior-year medical diagnoses. Medicare Part D premiums are comprised of CMS monthly capitation premiums that are risk adjusted, consumer billed premiums and CMS low-income premium subsidies for the Company’s insurance risk coverage. Medicare Part D premiums are subject to risk sharing with CMS under the risk corridor provisions based on profitability of the Part D benefit. As a percentage of our total consolidated revenue, premium revenue from CMS were 40%, 13% and 13% for the years ended December 31, 2020, 2019 and 2018, respectively, which are included in our Bright HealthCare segment.
NeueHealth premium revenue
NeueHealth premium revenue represents revenue under value-based arrangements entered into by NeueHealth’s Value Services Organization and affiliated medical groups in which the responsibility for control of an attributed patient’s medical care is transferred, in part or wholly, to such medical groups. Such

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
revenue include capitation payments, as well as quality incentive payments, and shared savings distributions payable upon achievement of certain financial and quality metrics. Value-based revenue shifts responsibility for control over the medical care delivered to attributed patients to the Company and aligns incentives around the overall well-being of the payor’s consumers.
We expect that as our NeueHealth business continues to grow, NeueHealth premium revenue will become an increasing proportion of our overall revenue.
Service revenue
Service revenue primarily represents revenue from fee-for-service payments received by NeueHealth’s affiliated medical groups. These include patient copayments and deductibles collected directly from patients and payments from private and government payors based upon contractual terms that define the fee-for-service reimbursement for specific procedures performed.
In addition, service revenue includes network service revenue generated by NeueHealth’s Bright Health Network. Bright HealthCare is currently the only customer of Bright Health Network.
Investment income
The sources of investment income are interest income and realized gains and losses derived from the Company’s investment portfolio that is comprised of debt securities of the U.S. government and other government agencies, corporate investment grade, money market funds and various other securities.
Operating Costs
Medical costs
Medical costs consist of reimbursements to providers for medical services, costs of prescription drugs, supplemental benefits, reinsurance and quality incentive and shared savings compensation to providers. The Company contracts with hospitals, physicians and other providers of healthcare primarily within its exclusive provider networks under fee-for-service and value-based arrangements. Emergency medical services incurred out-of-network are a covered benefit to consumers and reimbursed to providers according to the Company’s payment policies that are based on applicable regulations. Prescription drug costs are determined based on the contract with our pharmacy benefits manager, which includes pharmacy rebates that are received for certain drug utilization levels or contracted minimums. Dental, vision, and other supplemental medical services are provided to consumers under capitated arrangements. Reinsurance arrangements enable us to cede a specified percent of our premiums and claims to our third-party reinsurers. Under such contracts, the reinsurer is paid to cover claims-related losses over a specified amount, which mitigates catastrophic risk. We make quality incentive and shared savings compensation payments to certain providers in accordance with the terms of the contractual arrangement upon the achievement of certain financial and quality metrics.
Operating Costs
Operating costs are comprised of the expenses necessary to execute the Company’s business operations. These include employee compensation for salaries and related benefit costs, share-based compensation, outsourced vendor contracted service and technology fees, professional services, technological infrastructure and service fees, facilities costs and other administrative expenses. Operating costs also include payments made by Bright HealthCare to NeueHealth for the provision of Bright Health Network services; selling and marketing expenses from external broker commissions and advertising, primarily related to consumer acquisition; and premium taxes, exchange fees and other regulatory costs, which are primarily based on premium revenue. We expect operating costs to increase in absolute amounts as our business grows, but to decrease as a percentage of our revenue in the long-term.
Depreciation and Amortization
Depreciation and amortization consist of depreciation of property, equipment and capitalized software, as well as amortization of definite-lived intangible assets acquired in business combinations, including trade names and customer relationships.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Other Income
Income Tax (Benefit) Expense
Income tax (benefit) expense consists primarily of changes to our current and deferred federal tax assets and liabilities and net of applicable valuation allowances.
Acquisitions
Effective December 31, 2019, we acquired substantially all of the assets of Associates in Family Practice of Broward, L.L.C., a Florida limited liability corporation, renaming it to AssociatesMD Medical Group, Inc. (“AMD”), in exchange for cash and Series D preferred shares of the Company. This NeueHealth acquisition was completed to enhance our clinical capabilities to better serve enrollees as part of our planned Florida market entrance in 2020.
Effective April 30, 2020, we acquired Brand New Day, which is focused on serving primarily MA special needs consumers in exchange for cash and Series D preferred shares of the Company. This Bright HealthCare acquisition was completed to bolster our MA platform and provide entry into California.
Effective December 31, 2020, we acquired a 62% controlling interest in Premier Medical Associates of Florida, LLC (“PMA”), a Delaware limited liability company in exchange for cash and Series E preferred shares of the Company. This NeueHealth acquisition was completed to enhance our clinical capabilities to better serve enrollees as part of our Florida market expansion in 2021. See Note 16 to our audited consolidated financial statements included elsewhere in this prospectus for information regarding the redeemable noncontrolling interest in PMA.
Subsequent to December 31, 2020, we completed three acquisitions. On March 31, 2021, we acquired all of the outstanding equity interests of THNM for aggregate consideration of $27.5 million. THNM is a physician-led health insurance company offering policies available through the commercial market for individual on- and off-exchange and employer-sponsored health coverage. In addition, on March 31, 2021, we acquired Zipnosis, which is a telehealth platform that offers virtual care to health systems around the U.S., for aggregate consideration of $57.2 million, including $40.0 million in Series E preferred stock. On April 1, 2021, we also acquired CHP, an insurance provider that provides Medicare Advantage HMO services, for aggregate consideration of $316.0 million, including $40.0 million in Series E preferred stock.
See Note 3 and Note 18 to our audited consolidated financial statements included elsewhere in this prospectus for more information regarding our completed Acquisitions.
Impact of the Initial Public Offering
Public Company Expenses
Following our initial public offering, we will incur significant expenses on an ongoing basis that we did not incur as a private company. Those costs include additional director retainer fees and director and officer liability insurance expenses, as well as third-party and internal resources related to accounting, auditing, SOX compliance, legal, and investor and public relations expenses. These costs will generally be classified as operating costs.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Results of Operations
The following table summarizes our audited consolidated statements of income (loss) data for the years ended December 31, 2020, 2019 and 2018.
(in thousands)
	Year Ended December 31,
Consolidated statements of income (loss) and operating data:	2020	2019	2018
Revenue:
Premium revenue	$ 1,180,338	$ 272,323	$ 127,122
Service revenue	18,514	—	—
Investment income	8,468	8,350	3,510
Total revenue	$ 1,207,320	$ 280,673	$ 130,632
Operating costs:
Medical costs	$ 1,047,300	$ 224,387	$ 96,407
Operating costs	409,333	180,489	95,836
Depreciation and amortization	8,289	1,134	1,030
Total operating costs	$ 1,464,923	$ 406,010	$ 193,273
Loss before income taxes	$ (257,603)	$ (125,337)	$ (62,641)
Income tax (benefit) expense	(9,161)	—	—
Net loss	$ (248,442)	$ (125,337)	$ (62,641)
Adjusted EBITDA	$ (238,912)	$ (121,091)	$ (61,354)
Medical Cost Ratio (MCR)(1)	88.7%	82.4%	75.8%
Operating Cost Ratio(2)	33.9%	64.3%	73.4%

(1) Medical Cost Ratio is defined as medical costs divided by premium revenue.
(2) Operating Cost Ratio is defined as operating costs divided by total revenue.
Total revenue increased by $926.6 million, or 330.2%, to $1.2 billion for the year ended December 31, 2020 as compared to the same period in 2019. The increase in revenue was driven by an increase in Bright HealthCare consumers of 251% from organic growth and inorganic contributions from the Brand New Day Acquisition, as well as the creation of the NeueHealth segment with the acquisition of AMD. Total revenue increased by $150.0 million, or 114.9%, to $280.7 million for the year ended December 31, 2019 as compared to the same period in 2018. The increase in revenue was primarily driven by organic consumer growth of 142% in the Bright HealthCare segment.
Medical costs increased by $822.9 million, or 366.7%, to $1.0 billion for the year ended December 31, 2020 as compared to the same period in 2019, primarily due to an increase in consumers through both organic and inorganic growth, increased MA product mix at a higher MCR primarily due to the Brand New Day Acquisition and the adverse financial impacts of the COVID-19 pandemic on MA and IFP inpatient admissions. In certain new IFP markets, we experienced increased medical costs due to greater out-of-network utilization in 2020. Medical costs increased by $128.0 million, or 132.7%, to $224.4 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018. Medical costs increased primarily due to the increase in the number of consumers and an increase in out-of-network medical claims utilization in certain new IFP markets.
Medical Cost Ratio of 88.7% for year ended December 31, 2020 increased 630 basis points compared to the same period in 2019, primarily due to the increased medical costs from COVID-19, increased MA product mix as the result of the Brand New Day Acquisition and an increase in out-of-network utilization in certain new IFP markets. MCR of 82.4% for year ended December 31, 2019 increased 660 basis points compared to the same period in 2018, primarily due to an increase in the number of new consumers as we entered new markets and an increase in out-of-network medical claims utilization in certain new IFP markets.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Operating costs increased by $228.8 million, or 126.8%, to $409.3 million for the year ended December 31, 2020 as compared to the same period in 2019, primarily due to increased compensation and benefit costs from more employees, outsourced vendor fees, broker commissions, marketing, premium taxes and fees in support of consumer growth, acquisitions and business segment expansion. Operating costs increased by $84.7 million, or 88.3%, to $180.5 million for the year ended December 31, 2019 as compared to 2018. Operating costs increased primarily due to increased compensation from more employees, outsourced vendor fees, broker commissions, marketing, premium taxes and fees in support of consumer growth.
Operating cost ratio of 33.9% for the year ended December 31, 2020 improved 3,040 basis points compared to the same period in 2019, primarily due to operating costs increasing at a slower rate than revenue increases as the company grows. Operating cost ratio of 64.3% for the year ended December 31, 2019 improved 910 basis points compared to the same period in 2018, primarily due to operating leverage as the company grows.
Depreciation and amortization increased by $7.2 million, or 631.0%, to $8.3 million for the year ended December 31, 2020 as compared to the same period in 2019, primarily due to $5.4 million of amortization expense resulting from intangibles assets acquired in our acquisition of AMD and the Brand New Day Acquisition. There was no amortization expense in 2019 or 2018, nor was there a material change in depreciation expense for the years ended December 31, 2019 and 2018.
Income tax benefit was $9.2 million for the year ended December 31, 2020, which was due to the tax impact of goodwill and intangible assets acquired as part of the Brand New Day Acquisition in 2020. We did not have any income tax (benefit) expense in 2019 or 2018.
Bright HealthCare
	Year Ended December 31,
Statements of income (loss) and operating data:	2020	2019	2018
	($ in thousands)
Bright HealthCare:
Individual and Family Plans premium revenue	$ 692,433	$ 236,290	$ 111,412
Medicare Advantage premium revenue	480,112	36,033	15,710
Investment income	8,468	8,350	3,510
Total revenue	1,181,013	280,673	130,632
Operating costs:
Medical costs	1,047,300	224,387	96,407
Operating costs	376,215	180,489	95,836
Depreciation and amortization	6,394	1,134	1,030
Total operating costs	1,429,909	406,010	193,273
Loss before income taxes	$ (248,896)	$ (125,337)	$ (62,641)
Medical Cost Ratio (MCR)	89.3%	82.4%	75.8%
IFP premium revenue increased by $456.1 million, or 193.0%, to $692.4 million for the year ended December 31, 2020 as compared to the same period in 2019. The increase was primarily driven by a 166% increase in consumers, with the remainder primarily attributable to higher premium rates in certain new markets. IFP premium revenue increased by $124.9 million, or 112.1%, to $236.3 million for the year ended December 31, 2019 as compared to the same period in 2018, which was primarily driven by a 148% increase in consumers, partially offset by an increase in risk adjustment payables.
MA premium revenue increased by $444.1 million to $480.1 million for the year ended December 31, 2020 as compared to the same period in 2019. The increase in revenue was primarily driven by the Brand New Day Acquisition, which contributed $426.3 million of the revenue increase, and other organic growth, which together helped drive consumer growth of 1,387%. MA premium revenue increased by $20.3 million, or 129.4%, to $36.0 million for the year ended December 31, 2019 as compared to the same period in 2018.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The increase in revenue was primarily driven by an 83% increase in consumers in MA plans, with the remainder primarily attributable to increased revenue rates for retained consumers.
Medical costs increased by $822.9 million, or 366.7%, to $1.0 billion for the year ended December 31, 2020 as compared to the same period in 2019, primarily due to increased consumers, impacts from the COVID-19 pandemic and the Brand New Day Acquisition driving increased MA product mix. In addition, certain new IFP markets experienced increased levels of out-of-network utilization in 2020. Medical costs increased by $128.0 million, or 132.7%, to $224.4 million for the year ended December 31, 2019 as compared to 2018. Medical costs increased primarily due to an increase in our consumer base and an increase in out-of-network medical claims utilization in certain new IFP markets.
MCR increased from 82.4% for the year ended December 31, 2019 to 89.3% for the year ended December 31, 2020, representing a 690 basis points increase, primarily due to the increased medical costs from COVID-19, increased MA product mix as a result of the Brand New Day Acquisition and an increase in out-of-network medical claims utilization in certain new IFP markets. MCR of 82.4% for the year ended December 31, 2019 increased 660 basis points compared to the MCR of 75.8% for the same period in 2018, primarily due to an increase in new consumers as we entered new markets and higher out-of-network medical claims utilization in certain new IFP markets.
Operating costs increased by $195.7 million, or 108.4%, to $376.2 million for the year ended December 31, 2020 as compared to the same period in 2019, primarily due to an increase in employee headcount leading to increased compensation and benefit costs, as well as an increase in outsourced vendor fees, broker commissions, marketing, premium taxes and fees in support of consumer growth and the Brand New Day Acquisition. Operating costs increased by $84.7 million, or 88.4%, to $180.5 million for the year ended December 31, 2019 as compared to the same period in 2018, primarily due to an increase in employee headcount, as well as an increase in outsourced vendor fees, broker commissions, marketing, premium taxes and fees in support of consumer growth.
Depreciation and amortization increased by $5.3 million, or 463.8%, to $6.4 million for the year ended December 31, 2020 as compared to the same period in 2019, primarily due to $3.2 million of amortization expense resulting from intangibles assets acquired in our Brand New Day Acquisition, as well as depreciation expense from the acquired property, equipment and capitalized software. There was no amortization expense in 2019 or 2018, nor was there a material change in depreciation expense for the years ended December 31, 2019 and 2018.
NeueHealth
	Year Ended December 31,
Statements of income (loss) data:	2020	2019	2018
	(in thousands)
NeueHealth
Service revenue	$ 29,354	$ —	$ —
Premium revenue	7,793	—	—
Total revenue	$ 37,147	$ —	$ —
Operating costs:
Operating costs	43,959	—	—
Depreciation and amortization	1,895	—	—
Total operating costs	45,854	—	—
Loss before income taxes	$ (8,707)	$ —	$ —
No activity reflected in 2019 and 2018 due to establishment of segment in 2020.
Our NeueHealth segment was created in 2020 through the acquisition of AMD and the establishment of our Bright Health Network service. Service revenue reflects fee-for-service revenue attributable to AMD service patients and internal revenue generated by Bright Health Network for network contract services with

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Bright HealthCare. Premium revenue reflects AMD revenue related to capitation payments and other value-based revenue from third-party payors. There is no comparable activity in 2019 or 2018.
Liquidity and Capital Resources
We assess our liquidity in terms of our ability to generate adequate amounts of cash to meet current and future needs. Our expected primary uses on a short-term and long-term basis are for geographic and service offering expansion, acquisitions, and other general corporate purposes. We have historically funded our operations and acquisitions primarily through sale of preferred stock. Through December 31, 2020, we had received net proceeds of $1.6 billion from our sales of preferred stock. See note 9 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our preferred stock.
As of December 31, 2020, we had $488.4 million in cash and cash equivalents, $499.9 million in short-term investments and $175.2 million long-term investments on the consolidated balance sheet. As of December 31, 2019, we had $522.9 million in cash and cash equivalents, $107.7 million in short-term investments and $115.3 million of long-term investments on the consolidated balance sheet. Our cash and investments are held at non-regulated entities and regulated insurance entities.
As of December 31, 2020, we had non-regulated cash and cash equivalents of $133.3 million, short-term investments of $385.6 million of which $1.1 million was restricted, and long-term investments of $5.6 million. As of December 31, 2019, we had non-regulated cash and cash equivalents of $435.2 million and short-term investments of $38.5 million of which $1.1 million was restricted.
As of December 31, 2020, we had regulated insurance entity cash and cash equivalents of $355.1 million, short-term investments of $114.3 million and long-term investments of $169.5 million. As of December 31, 2019, we had regulated insurance entity cash and cash equivalents of $87.7 million, short-term investments of $69.2 million and long-term investments of $115.3 million.
Cash and investment balances held at regulated insurance entities are subject to regulatory restrictions and can only be accessed through dividends declared to the non-regulated parent company or through reimbursements from administrative services agreements with the parent company. The Company has declared no dividends from the regulated insurance entities to the parent company during 2020 or 2019. The regulated legal entities are required to hold certain minimum levels of risk-based capital and surplus to meet regulatory requirements. As of December 31, 2020 and 2019, $235.8 million and $119.0 million, respectively, was held in risk-based capital and surplus at regulated insurance legal entities, which was in excess of the minimum requirements in each year.
We expect to continue to incur operating losses and generate negative cash flows from operations for the foreseeable future due to the investments we intend to continue to make in expanding our operations and due to additional general and administrative costs we expect to incur in connection with operating as a public company. As a result, we may require additional capital resources to execute strategic initiatives to grow our business. We believe, however, that existing cash on hand plus amounts available under our Credit Agreement described below and the proceeds from this offering will be sufficient to satisfy our anticipated cash requirements for the next twelve months even with the uncertainty arising from the COVID-19 pandemic. Our future capital requirements will depend on many factors, including funding for potential acquisitions, investments, and other growth and strategic opportunities that might require use of existing cash. Our sources of liquidity could be affected by factors described under “Risk Factors” included elsewhere in this prospectus.
Indebtedness
In March 2021, we entered into a $350.0 million credit revolving credit agreement (the “Credit Agreement”) with a syndicate of lenders. The Credit Agreement matures on February 28, 2022; however, we may elect to extend the maturity date to February 28, 2024 after an IPO provided the net proceeds received by the Company are greater than or equal to $1.0 billion (a “Qualified IPO”). The Credit Agreement also contains covenant that require us to maintain (i) a total debt of capitalization ratio of (a) 0.25 to 1.00 prior to a Qualified IPO, or (b) 0.30 to 1.00 after a Qualified IPO; and (ii) a minimum liquidity of $150.0 million.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The obligations under the Credit Agreement are secured by substantially all of the assets of the Company and its wholly owned subsidiaries that are designated as guarantors, including a pledge of the equity of each of its subsidiaries. Borrowings under the Credit Agreement accrue interest at the Company’s election either at a rate of: the (i) the sum of (a) the greatest of (1) the Prime Rate (as defined in the Credit Agreement), (2) the rate of the Federal Reserve Bank of New York in effect plus 1∕2 of 1.0% per annum, and (3) London interbank offered rate (“LIBOR”), plus 1% per annum, and (b) a margin of 4.0%; or (ii) the sum of (a) the LIBOR multiplied by a statutory reserve rate and (b) a margin of 5.0%. In addition, commitment fee is 0.75% of the unused amount of the Credit Agreement.
Furthermore, the Credit Agreement contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to make certain restricted payments, incur additional debt, engage in certain asset sales, mergers, acquisitions or similar transactions, create liens on assets, engage in certain transactions with affiliates, change its business or make investments. Following our initial public offering, the Credit Agreement will continue to contain these covenants, including a covenant that restricts the Company’s ability to make dividends or other distributions. In addition, the Credit Agreement contains other customary covenants, representations and events of default.
Cash Flows
The following table presents a summary of our cash flows for the periods shown:
	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Net cash used in operating activities	$ (57,238)	$ (8,208)	$ (27,034)
Net cash used in investing activities	(689,742)	(94,643)	(6,940)
Net cash provided by financing activities	712,441	424,060	203,057
Net increase in cash and cash equivalents	(34,539)	321,209	169,083
Cash and Cash Equivalents at beginning of year	522,910	201,701	32,618
Cash and Cash Equivalents at end of year	$ 488,371	$ 522,910	$ 201,701
Operating Activities
During the year ended December 31, 2020, net cash used in operating activities increased by $49.0 million primarily driven by the year-over-year increase in our net loss, partially offset by consumer growth driving the increased medical costs and risk adjustment payables.
During the year ended December 31, 2019, net cash used in operating activities decreased by $18.8 million compared to 2018 primarily due to the increase in consumer growth driving increased medical costs and risk adjustment payables.
Investing Activities
Net cash used in investing activities increased $595.1 million compared to 2019. The increase was primarily attributable to growth of our investment portfolio, as purchases more than offset sales and maturities of investment in 2020. In addition, we used $230.3 million of cash to acquire Brand New Day and PMA in 2020.
In 2019, net cash used in investing activities increased compared to 2018 due to the acquisition of AMD and growth of our investment portfolio.
Financing Activities
Our net cash provided by financing activities was primarily related to cash received from our preferred stock financings in 2020, 2019 and 2018. See note 9 to our audited consolidated financial statements included elsewhere in this prospectus for additional detail on our preferred stock.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Critical Accounting Policies and Estimates
Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenue, and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, are reflected in the consolidated financial statements prospectively from the date of change in estimates.
While our significant accounting policies are described in more detail in the notes to the consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.
Medical Costs Payable
Medical costs payable includes estimates for the costs of healthcare services consumers have received but for which claims have not yet been received or processed. Depending on the healthcare professional and type of service, the typical billing lag for services can be up to 90 days from the date of service. Approximately 90% of claims related to medical care services are known and settled within 90 days from the date of service and substantially all within twelve months.
In each reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods. If the revised estimate of prior period medical costs is less than the previous estimate, we will decrease reported medical costs in the current period (favorable development). If the revised estimate of prior period medical costs is more than the previous estimate, we will increase reported medical costs in the current period (unfavorable development). Medical costs in 2020, 2019 and 2018 included favorable medical cost development related to prior years of $8.6 million, $7.4 million, and $1.2 million, respectively.
In developing our medical costs payable estimates, we apply different estimation methods depending on the month for which incurred claims are being estimated. For example, for the most recent months, we estimate claim costs incurred by applying observed medical cost trend factors to the average per consumer per month (“PMPM”) medical costs incurred in prior months for which more complete claim data is available, supplemented by a review of near-term completion factors.
Completion Factors: A completion factor is an actuarial estimate, based upon historical experience and analysis of current trends, of the percentage of incurred claims in a given period adjudicated by us at the date of estimation. Completion factors are the most significant assumptions we use in developing our estimate of medical costs payable. For periods prior to the three most recent months, completion factors include judgments related to claim submissions such as the time from date of service to claim receipt, claim levels, and processing cycles, as well as other factors. If actual claims submission rates from providers (which can be influenced by a number of factors, including provider mix and electronic versus manual submissions) or our claim processing patterns are different than estimated, our reserve estimates may be significantly impacted. For the most recent three months, the completion factors are informed primarily from forecasted PMPM claims projections developed from our historical experience and adjusted by emerging experience data in the preceding months which may include adjustments for known changes in estimates of recent hospital and drug utilization data, provider contracting changes, changes in benefit levels, changes in consumer cost sharing, changes in medical management processes, product mix, and workday seasonality.
The following table illustrates the sensitivity of the completion factors and the estimated potential impact on our medical costs payable estimates as of December 31, 2020:

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Completion Factors (Decrease) Increase in Factors	Increase (Decrease) in Medical Costs Payable
(in thousands)
(3.00)%	$ 25,826
(2.00)%	17,042
(1.00)%	8,435
1.00%	(8,268)
2.00%	(16,374)
3.00%	(24,322)
The completion factors analysis above includes a wide range of possible outcomes based on the early stage of development, combined with strong growth, that may drive additional volatility. Management believes the amount of medical costs payable is reasonable and adequate to cover our liability for unpaid claims as of December 31, 2020; however, actual claim payments may differ from established estimates as discussed above.
Assuming a hypothetical 1% difference between our December 31, 2020 estimates of medical costs payable and actual medical costs payable, excluding any potential offsetting impact from premium rebates, net earnings would have increased or decreased by approximately $2.5 million.
See note 2 and note 8 to our audited consolidated financial statements included elsewhere in this prospectus for additional detail on our medical costs payable.
Risk Adjustment
The risk adjustment programs in the IFP and Medicare Advantage lines of business are designed to mitigate the potential impact of adverse selection and provide stability for health insurers.
Under the Individual and Small Group risk adjustment program, each plan is assigned a risk score based upon demographic and current year medical encounters information that is submitted to CMS for its consumers and calculated based on the CMS risk adjustment methodology. Plans with a plan level risk score that is lower than the State average risk scores will generally pay into the pool, while plans with a plan level risk score higher than State average risk scores will generally receive distributions. We refine our estimate as new information becomes available, and we receive the final report from CMS in August of the following year.
In the Medicare Advantage risk adjustment program, each consumer is assigned a risk score based on their demographic and prior year medical encounters information submitted to CMS that reflects the consumer’s predicted health costs based on the CMS risk adjustment methodology. Plans receive higher payments for consumers with higher risk scores than consumers with lower risk scores.
Goodwill
We test goodwill for impairment annually at the beginning of the fourth quarter or whenever events or circumstances indicate the carrying value may not be recoverable. We test for goodwill impairment at the reporting unit level. When testing goodwill for impairment, we may first assess qualitative factors to determine if it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value. During a qualitative analysis, we consider the impact of changes, if any, to the following factors: macroeconomic trends, industry and market factors, cost factors, changes in overall financial performance, and any other relevant events and uncertainties impacting a reporting unit. If our qualitative assessment indicates that goodwill impairment is more likely than not, we perform additional quantitative analyses. We may also elect to skip the qualitative testing and proceed directly to the quantitative testing. For reporting units where a quantitative analysis is performed, we perform a test measuring the fair values of the reporting units and comparing them to their aggregate carrying values, including goodwill. If the fair value of the reporting unit is greater than its carrying value, no goodwill impairment is recognized. If the carrying value of the reporting unit is less than its calculated fair value, we recognize an impairment equal to the difference between the carrying value of the reporting unit and its calculated fair value.

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We estimate the fair values of our reporting units using discounted cash flows, which include assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (including significant assumptions about revenue growth rates, operating margins, capital requirements and income taxes), long-term growth rates for determining terminal value beyond the discretely forecasted periods and discount rates. We also utilize comparative market multiples to corroborate the results of our discounted cash flow analysis. The passage of time and the availability of additional information regarding areas of uncertainty with respect to the reporting units’ operations could cause these assumptions to change in the future.
As of October 1, 2020, we completed our annual impairment tests for goodwill with all of our reporting units having fair values significantly in excess of their carrying values.
Share-Based Compensation
We account for share-based payment awards granted to employees as share-based compensation expense at fair value. Our share-based payments primarily include stock options. The measurement date for employee awards is the date of grant, and we recognize share-based compensation expense over the related service period (generally the vesting period) of the award. Share-based compensation expense is classified in the Consolidated Statements of Income (Loss) in Operating costs — compensation and fringe benefits. We recognize share-based compensation expense for the portion of awards that have vested.
We estimate the fair value on the date of grant using a Black-Scholes-based option valuation model, which uses the underlying fair value of our common stock as the most critical input for the estimate. The board of directors has historically determined the fair value of our common stock, as there has been no public market for our common stock. The board of directors has determined the fair value considering recent third-party valuations, financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, among other factors. The fair value of the underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange. Our board of directors determined the fair value of common stock based on valuations performed using the Option Pricing Method (“OPM”) and the Probability Weighted Expected Return Method (“PWERM”), subject to relevant facts and circumstances. The valuations using the OPM and PWERM utilized both the market approach and income approach. The market approach involved a public company market multiple and the income approach involved estimating future cash flows and discounting those cash flows at an appropriate rate.
Recently Adopted and Issued Accounting Standards
See note 2 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.
Quantitative and Qualitative Disclosures About Market Risk
Our earnings and financial position are exposed to financial market risk, including those resulting from changes in interest rates.
Interest Risk
The level of our pretax earnings is subject to market risk due to changes in interest rates and the resulting impact on investment income and interest expense. We invest in a professionally managed portfolio of securities, which includes debt securities of publicly traded companies, obligations of the U.S. government, domestic government agencies, and state and political subdivisions. Our net, unrealized gain position increased $0.9 million from a net unrealized gain position of $0.1 million at December 31, 2018 to a net unrealized gain position of $1.0 million at December 31, 2019, and to a net unrealized gain position of $2.4 million at December 31, 2020.

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BUSINESS
Overview
Bright Health was founded in 2015 to transform healthcare. Our mission of Making Healthcare Right. Together. is built upon the belief that by connecting and aligning the best local resources in healthcare delivery with the financing of care, we can drive a superior consumer experience, reduce systemic waste, lower costs, and optimize clinical outcomes. We believe that for too long, U.S. healthcare, primarily designed to cater to employers and large institutions, has failed the consumer through unnecessary complexity, a lack of transparency, and rising costs. We are making healthcare simple, personal, and affordable.
At its core, Bright Health is a healthcare company. We are founded and led by industry veterans intimately familiar with the challenges that have plagued U.S. healthcare for decades. We believe that to drive meaningful change, we must leverage technology and bring together the financing and delivery of care, while strengthening healthcare’s strongest relationship: that between the consumer and their primary care physician.
To execute on our mission, we have developed a model for healthcare transformation built upon the delivery, financing, and optimization of care.
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Delivery of Care — Acknowledging that healthcare is local, we employ a tailored, market-specific approach to building deep relationships with high-performing care provider organizations, which we call Care Partners. We engage with our Care Partners through a full spectrum of alignment options ranging from having providers participate in our networks to having providers employed by us. Leveraging proprietary analytical tools and capabilities, we offer our Care Partners population health management support and directly deliver payor-agnostic care. Anchored around these Care Partners, we serve our consumers through Personalized Care Teams, employing a high-touch model of care. Our flexible approach to local Care Partner alignment enables us to enter new markets and rapidly scale our care delivery capabilities, while delivering a consistent consumer experience and driving superior outcomes nationally.

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Financing of Care — The financing of care is more than just insurance. Insurance, in its simplest form, protects against catastrophic loss. In contrast, the financing of care focuses not only on protection against loss, but also on the creation of overall consumer value, while enhancing access to healthcare through efficient resource distribution. Bright Health seeks to aggregate consumers and design and offer affordable benefits to help effectively manage risk. We structure value-based arrangements with our Care Partners that are designed to reward the quality of care delivered over the quantity of services rendered, reducing the total cost of care while enhancing clinical outcomes. Our model is designed to address the needs of all consumers, from high-acuity, special needs individuals requiring high-touch care management to lower acuity individuals seeking to protect themselves from catastrophic healthcare events. We engage deeply with providers, while giving consumers the tools and incentives they need to take a proactive role in their personal well-being. We endeavor to put the consumer in the driver seat.

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Optimization of Care — Our ability to optimize the delivery and financing of care is driven by our purpose-built, end-to-end technology platform, the Bright Health Intelligent Operating System, or BiOS. Using robust data generated through our Care Partner alignment model, BiOS enables an integrated healthcare system of the future. Within BiOS lies our proprietary technology, DocSquad, a set of tools and experiences which personalize the individual healthcare experience and are designed to seamlessly connect consumers with the providers responsible for their care.

By bringing these three core pillars together, we aim to build the national, integrated healthcare system of the future, designed to break down historical barriers and create an environment in which all stakeholders — from the consumer, to the provider, to the payor — can win.
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How the Consumer Wins — We offer consumers a simple, affordable healthcare experience, empowering the consumer with a Personalized Care Team and equipping them with the information they need to take an active role in healthcare decision making.

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How the Provider Wins — We offer our Care Partners a multi-pronged value proposition, by aggregating and delivering consumers and enabling increased share of wallet, while providing innovative tools and solutions to support population health management and the evolution towards value-based care.

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How the Payor Wins — We offer payors — both Bright HealthCare and other third-party payors — the opportunity to participate in value-based payment arrangements, while managing risk-bearing care delivery on a payor-agnostic basis across multiple product lines. We provide payors predictability in medical cost spend, freeing them to focus on benefit design, administration, and other high-value priorities.

We believe that alignment among the consumer, provider, and payor results in a better healthcare experience for all and that through the creation and enablement of localized, high-performing, value-based systems of care that are centered around the consumer, everybody wins. We Partner. We Transform. We Care.
Through our aligned model of care, Bright Health is working to democratize access to healthcare. Rather than addressing only a specific segment of the market, such as health insurance, primary care delivery, or tech-enablement, our holistic approach gives us durability through enhanced consumer engagement. We believe we are well-positioned to transform healthcare through multiple channels that enable us to influence and optimize a consumer’s experience throughout their healthcare journey.
As a result of our holistic approach to effecting change, we believe our total addressable market today will reach approximately $4.2 trillion in 2021, equivalent to the 2021 national health expenditures projected by CMS. Of this total, we believe $2.1 trillion to be our targeted addressable market, which represents the portion of total health expenditures currently subject to provider alignment, as projected by Nephron Research. As value-based delivery models continue to evolve, we believe this provider alignment component will eventually converge towards total healthcare expenditure, which CMS projects will continue to grow over 5% annually on average, reaching $6.2 trillion by 2028. With diversified businesses focused around valued-based care delivery, we believe our future is bright.
Bright Health consists of two reportable segments:
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NeueHealth — Our healthcare delivery, enablement, and technology business

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Bright HealthCare — Our healthcare financing and distribution business

Since our inception, we have proven, expanded, and enhanced our aligned enablement model, achieving robust growth. As of April 2021, the 28 managed and affiliated risk-bearing primary care clinics in our NeueHealth business care for over nearly 75,000 unique patients, approximately 30,000 of which are served through value-based arrangements, with a strong NPS score of 78. In addition to our directly managed and affiliated clinics, NeueHealth manages care for an additional 33 clinics through its Value Services

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Organization. From serving 10,765 consumers in a single state and product line just five years ago, our Bright HealthCare business now serves approximately 623,000 consumers, including approximately 515,000 commercial and approximately 108,000 Medicare Advantage consumers, with a national presence in 99 markets across 14 states. In 2020, we generated over $1.2 billion in total revenue and we are well-positioned to continue achieving significant growth across our diversified enterprise. Led by a seasoned management team built for scale — with senior leaders previously holding executive leadership positions at Fortune 100 companies across multiple sectors, including healthcare, consumer retail, and technology — Bright Health is building the national, integrated healthcare system of the future.
The Bright Health Approach
U.S. healthcare has traditionally been designed to serve large employers and institutions, with limited focus on the consumer and a bias towards broad, impersonal networks. This dynamic has resulted in a highly fragmented system, where high-performing individual care providers have faced challenges given limited coordination and perverse incentives amongst key stakeholders. Traditional managed care organizations have primarily focused their efforts on cost containment, keeping their network participants at arm’s length and leaving the underlying healthcare consumer lost in the mix. We believe this one-dimensional approach has driven a poor consumer experience, sub-optimal clinical outcomes, and tremendous economic waste. While legacy managed care organizations have attempted to address these issues in recent years, we believe their failure to employ a consumer-centric approach has limited their success. The time is ripe for disruption.
At Bright Health, we are delivering what we believe is the future of integrated healthcare by deploying a differentiated approach that is:
Built on Alignment
Bright Health has created a new alignment model built upon three core principles applied consistently but flexed accordingly to “meet our Care Partners where they are”:
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Clinical Alignment — We believe that alignment in healthcare starts with those responsible for delivering care locally. As each of our Care Partners has a unique set of clinical tools and capabilities to manage population health risk, our adaptable model lends them the support necessary to

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enhance local healthcare delivery and strengthen existing provider-consumer relationships. As Bright Health enters into each Care Partner relationship, we endeavor to understand that Care Partner’s existing clinical needs, tools, and capabilities. We then collaborate to develop a Joint Model of Health. This robust playbook outlines the division of accountability and supports Care Partners with evidence-based best practices to enhance outcomes, lower costs, and drive a consistent experience for consumers.
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Financial Alignment — We have developed value-based payment structures that enable us to take a staged approach to financial alignment with our Care Partners. We first carefully consider each Care Partner’s ability and interest to take varying levels of population health risk. Whether through shared savings contracts, capitated arrangements, or other contractual incentives, we work collaboratively with our Care Partners to determine and structure the best financial alignment model for each local market and individual organization. Once aligned, we then work with our Care Partners over time to optimize the relationship and prepare them for success under more advanced models of value-based care.

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Data and Technology Alignment — Our clinical and financial alignment with our Care Partners incentivizes maximum platform interoperability and data transparency, affording us and our Care Partners a more holistic view of the consumers we serve. Using comprehensive clinical, administrative, and consumer data, BiOS and its suite of solutions drive consumer engagement and optimize clinical decision making. Recognizing that each of our Care Partners has unique infrastructure in place, we enhance clinical technology by providing each Care Partner with purpose-built tools and experiences that seamlessly embed into existing workflows. We are true partners in technology-enablement.

Bright Health recognizes that each market is different, and we have been able to apply our three core principles of alignment in a flexible manner to meet the specific needs of the local communities we serve and to drive differentiated experiences and outcomes. As detailed below, we have done so across a variety of markets, each with distinctive organizational constructs.
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Market Type 1: Markets Organized Around Risk-Bearing Organizations (“RBOs”).

In some markets, local healthcare delivery is organized around significant risk-bearing physician aggregators, such as mature IPAs and MSOs. Working collaboratively with these RBOs, Bright Health applies proprietary analytics to identify and align with high-performing specialists and facility partners to create an IDN that is focused on the management of population health risk. Together, we ensure that healthcare is delivered in a seamless manner for consumers across the ecosystem — from primary care physician to specialist, from medical clinic to acute care hospital.
In California, we have aligned with leading IPAs with deep experience managing population health risk and strong relationships with leading hospital systems. In select Florida markets, our approach has

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centered around building and managing a care delivery system anchored around high-performing, risk-bearing physician practice organizations.
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Market Type 2: Markets Organized Around Integrated Delivery Network (“IDNs”).

In other markets, we see existing IDNs that have already invested in building and managing a network of clinically aligned physicians and other care delivery providers. Bright Health engages with these established entities to further optimize local market performance and meet the holistic healthcare needs of consumers across both Bright HealthCare — through aligned financing and distribution to aggregate and engage consumers — and NeueHealth — through the technology, data, and experience to drive outcomes.
When entering Colorado, for example, we partnered with an existing IDN that had made significant clinical investment but sought an aligned partner to support financing and distribution. Working closely with this Care Partner, we have been able to collaborate in the development of affordable products tightly aligned with their existing network of affiliated providers. As a result, we have helped this Care Partner drive in-network utilization of 91% in 2020, while maintaining an aggregate commercial MCR through 2020 of 71%.
While markets featuring IDNs are not common nationally, we have the ability to optimize these markets by seamlessly plugging into existing care delivery networks and offering our financing expertise to more closely align with Care Partners, making healthcare simpler and more affordable for consumers.
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Market Type 3: “De Novo” Organized Market.

We also serve markets comprised of health system partners that seek to manage population health risk but are looking for greater expertise and support in aligning with high-performing primary and specialty care physicians. Through our proprietary tools, we analyze existing referral relationships and work with local care providers to assemble a set of high-performing Care Partner relationships “de novo”.
In Tennessee, for example, physicians are looking for a partner to support care delivery in a value-based environment, but historically they have had neither the appropriate incentives nor payor support in place to develop the capabilities needed to successfully manage population health risk. In markets such as these, our Bright HealthCare enablement model and NeueHealth tools and capabilities enable our Care Partners to manage low acuity populations while affording them greater opportunity to serve more complex populations over time. Even in a market like Tennessee, which required a tailored “de novo” approach to Care Partner development, we have been able to generate an aggregate commercial MCR for IFP products through 2020 of 83%.
These examples demonstrate how Bright Health’s alignment model can adapt to the nuances of local markets while continuing to deliver MCR improvement as our markets mature. As shown below, our MCR performance in states with IFP product offerings, as grouped by cohort based upon number of years operating in a given state, demonstrates a declining average MCR from 92.1% in the first year to 66.4% in our most mature markets by the fourth year.

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Focused on the Consumer
Our approach to healthcare is centered around the belief that there is a shift underway from broad, employer-driven, one-size-fits-all offerings to a model built on individual choice. This has driven us to implement what we believe is a novel approach to consumer empowerment that focuses on making healthcare simple, personal, and affordable. Bright Health provides the answers to the questions that we believe matter most for healthcare consumers:
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Simple — Am I able to connect with my physician and care team when and how I want? At Bright Health, we connect you to your Personalized Care Team on your terms and help you choose the benefits, care setting, and follow-up options that best support your individual needs and preferences. We make healthcare simple.

We start by identifying and aligning with a tailored set of primary care practitioners most capable of effectively managing population health and demonstrating high-quality clinical outcomes. This selective approach to provider engagement allows us to invest more deeply in these Care Partner relationships, with a focus on optimizing the consumer experience. We afford consumers easy, convenient access to their Personalized Care Teams, with our proprietary technology having delivered approximately 4.0 million visits through March 31, 2021. Our simple, customer facing virtual care platform ensure consumers know where to go for care at the click of a button, and through a diverse set of initiatives and programs, consumers never leave an interaction without a clear, customized follow-up action.
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Personal — Do you know me, and do you understand my healthcare needs? At Bright Health, we know you. We interact with you in your accustomed language, through your preferred channel, and can anticipate your needs. We ensure that your comprehensive healthcare information is made available to your Personalized Care Team, equipping them with the data they need to serve your individualized healthcare needs. We make healthcare personal.

We start by aggregating data to inform a consumer’s unique healthcare needs. That data feeds into our proprietary DocSquad set of tools and experiences, where we customize a Personalized Care Team

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best suited to meet individual needs and suit consumer preferences. These Personalized Care Teams are equipped with a comprehensive view of a consumer from the start, and this understanding is further enhanced over time through continued consumer interaction. Our personal approach to healthcare has driven a strong NPS score of 78 across our managed and affiliated clinics.
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Affordable — Do I have access to affordable healthcare without sacrificing quality? At Bright Health, we know that healthcare costs are a burden and consumers often feel that they do not receive value for their healthcare dollar. We deliver low cost, high-quality healthcare in every market we serve. We make healthcare affordable.

We start by designing innovative products affording consumers access to high-quality care coupled with high-value benefits, all at an attractive price. We have consistently lowered the total cost of care for consumers in our markets, which we believe is critical to overall consumer satisfaction. In 2020 and 2021, our commercial products have been at least the second lowest cost Silver Plan locally in more than 60% of our markets. Our Medicare Advantage plans also deliver high value to consumers, as evidenced by our HMO and PPO plans being ranked among the top three by CMS for lowest estimated out-of-pocket cost in 66% of our markets in 2021.
Powered by Technology
Bright Health’s aligned and consumer-focused model enables us to transform the way technology can effect meaningful change in healthcare. Historically, key stakeholders with misaligned incentives have generally been unwilling to share critical information, thereby limiting the effectiveness of healthcare technology. In addition, data has been transactional, serving the needs of payors and care providers, but not the individual. By aligning stakeholders across the financing and delivery of care and putting consumers in control of their healthcare data, Bright Health can capture a holistic view of the consumer and empower the individual and their care teams to drive better coordination and optimize clinical outcomes.
Bright Health’s product and technology strategy is focused around three key pillars:
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Simplifying the Consumer Experience — Creating an individual shopping experience for consumers who prioritize price, quality, and convenience.

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Enabling High-Value Care Delivery — Curating high-performing Personalized Care Teams that help consumers and providers make the right complex care decisions and drive supply-side competition.

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Driving Sustainable Affordability — Significantly reduces the friction that keeps providers from clinical practice and adds unnecessary cost to the system.

To operationalize our product and technology strategy, Bright Health has developed a differentiated consumer-centric healthcare platform, the Bright Health Intelligent Operating System (BiOS). BiOS is built upon our proprietary intelligent data hub, Consumer360, which integrates with an ecosystem of connected Care Partner data and technology infrastructure to power DocSquad, our suite of proprietary consumer and care provider solutions. We ensure information is available when and where it is needed, whether through interactions with Bright Health directly or through embedded experiences with our Care Partners. We allow consumers to see their providers on their terms, leveraging DocSquad to personalize interactions whether they occur in-person or virtually. BiOS is designed to make healthcare simple, personal, and convenient for consumers.

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BiOS contains two principal components:
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Consumer360 — We deliver intelligent consumer insights and help optimize Personalized Care Team interactions through Consumer360, Bright Health’s proprietary intelligent data hub. Consumer360 aggregates not only clinical and administrative data, but also information derived from the consumer experience (i.e., from call center and other consumer interactions), as well as data relating to Social Determinants of Health. This multi-dimensional, connected data, obtained through our aligned Care Partner model, affords us a differentiated, 360-degree view of the consumer.

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DocSquad — Sitting within BiOS and powered by Consumer360, our DocSquad consumer and care provider solutions create a personalized experience that connects the consumer with their Personalized Care Team, virtually or in-person. Integrated with our Care Partners, DocSquad keeps the consumer and their PCP engaged in healthcare decision making, with real-time alerts for providers and consumers alike ensuring appropriate action is taken to close gaps in care and improve outcomes. Although DocSquad is more powerful when it can fully integrate information pertaining to the financing and delivery of care, it was designed with portability in mind and is therefore tied to the individual consumer, and not the payor or care provider. As an individual’s healthcare circumstances change, they maintain access to DocSquad solutions whether supported by a Bright HealthCare product or otherwise.

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My DocSquad: Personalized Care Team — We connect consumers with their Personalized Care Team to drive informed recommendations based on individual needs and preferences. These Personalized Care Teams, curated from our network of high-performing Care Partners, have supported in-network utilization of over 87% across all of our IFP markets in 2020.

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Healthcare Concierge — We provide a single source to answer care delivery and financing questions, powered by an AI-enabled virtual assistant backed by live support personnel. We streamline the communication channels between providers and payors, eliminating inefficiencies so that our consumers can get clear answers quickly.

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Virtual Care Platform — We make connecting to care simple and convenient, whether through an asynchronous conversation, a live chat/video visit, or via in-person appointment scheduling assistance. We purpose build our virtual care technology to connect consumers directly to their Personalized Care Team curated from Bright Health’s ecosystem of high-performing Care Partners, instead of connecting to a general network of disparate providers as is commonplace with many virtual care companies today. We are a platform of choice for over 30 health systems nationally, and we are compensated for strengthening consumer loyalty to our Care Partners via simple, convenient, effective virtual care. By integrating virtual care within our BiOS ecosystem, we can retain all consumer data in one place and further enhance the intelligence of our Consumer360 data hub, while powering greater population health management. We have completed approximately 4.0 million virtual visits on the platform.

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Care Team Tools — We inform our provider partners with a holistic view of a patient, powered by Consumer360, which enables personalized recommendations, supports evidence-based care plans, and ensures “last mile” connectivity to close gaps in care and improve outcomes.

The BiOS ecosystem we developed enhances the long-term relationship between a consumer and their team of care professionals. By having the consumer, their Personalized Care Team, and the payor share a connected platform, we believe Bright Health has unlocked a new opportunity for all parties to work together to achieve optimal healthcare outcomes.
How We Apply Bright Health’s Approach
When we enter a market, we begin with a rigorous assessment and understanding of the unique attributes of that market to determine how to deploy our alignment model and position us for success. We have developed a proprietary set of tools that enable us to assess critical consumer (demand side) attributes as well as care provider (supply side) characteristics in each market. These tools have enabled us to develop a measured approach to state and market entry, helping to ensure that the complexity of the population served is commensurate with the level of clinical, financial, and technological integration we initially have with our local Care Partners. As our local Care Partner relationships evolve over time and we more deeply align, we are better positioned to successfully serve increasingly complex populations, maximizing our total market opportunity.

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We believe our aligned enablement model affords us a tremendous opportunity to serve an untapped (underpenetrated) segment of the population. While legacy managed care organizations have focused on serving low-acuity populations, our model is designed to serve a much broader population, including consumers with complex medical needs, as we progress markets along the “alignment-complexity glidepath”. Our deep Care Partner relationships allow us to enter new states with an aligned growth partner and quickly scale membership as we increase our service area across the state.
Our Demonstrated Outcomes
Through Bright Health’s alignment model, we have demonstrated the ability to decrease healthcare utilization, while simultaneously increasing consumer engagement to drive behavior change and improveoutcomes.
Based on data for full year 2020, our inpatient admission rate amongst our MA consumer population is 31% lower than the Medicare FFS benchmark. In addition, our emergency department utilization rate amongst our MA consumer population was 49% lower than the Medicare FFS benchmark.
Further strengthening our alignment model is our high-touch approach to consumer engagement. We work to engage our consumers in their healthcare decision-making, while helping our Care Partners achieve a better understanding of our consumers’ unique healthcare needs and preferences. For example, through our Bright HealthCare rewards program, we financially incentivize our consumers to actively select a primary care physician and we provide additional incentives for completing a health risk assessment within 90 days of enrolling in a Bright HealthCare product. For the year-to-date period ended March 31, 2021, 92% of our IFP rewards members had selected a primary care physician within 90 days of enrolling in a Bright HealthCare product, and 96% of IFP rewards members had completed a health risk assessment. This consumer engagement helps further strengthen our aligned model of care and enables us to identify and proactively address the unique healthcare needs of each of our consumers.
The above metrics are critical indicators of not only quality of care but also our financial outcomes. Through both our Bright HealthCare and NeueHealth businesses, by delivering quality care and preventing avoidable utilization of the healthcare system, we are able to reduce our claims expenditures in some of our largest medical expense categories, translating to a strong Medical Cost Ratio and greater overall financial performance.
We have a proven ability to grow revenue while reducing our MCR over time as shown in Colorado, where we have grown our IFP market share in our service areas from 9.3% in 2017 to 33.6% in 2020 while reducing our MCR from 87.3% in 2017 to 66.4% in 2020. We believe Colorado, like many of our other markets, has further embedded growth potential as we leverage existing infrastructure and Care Partner relationships to address higher acuity consumers, while introducing new Bright HealthCare products to the market.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Bright Health’s Businesses
To deliver on our mission, we deploy our capabilities across two connected businesses, NeueHealth and Bright HealthCare, both working in tandem and leveraging technology to optimize the healthcare experience for all. By participating in and connecting both the delivery and financing of care, our approach allows us to control the healthcare dollar while rewarding us for reducing the total cost of care, all while engaging with and enhancing the experience and clinical outcomes for the underlying consumer.

Bright Health Group Footprint

Current Footprint Positions Bright Health to Address Over 50% of the Total IFP Addressable Market and Over 45% of the Total Medicare Advantage Addressable Market

NeueHealth
NeueHealth significantly reduces the friction and current lack of coordination between payors and providers to enable a truly consumer-centric healthcare experience. Providers are looking for solutions that will enable them to perform in a value-based world and focus on what matters most: their patients’ health. Payors are looking for systems of high-performing providers who can partner with them to deliver the best care locally. Consumers want personalized, easy-to-access care, regardless of who is paying for it.

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NeueHealth brings this together through a combination of technology and services that is scaled centrally and deployed locally.
As of April 2021, NeueHealth works with over 200,000 care provider partners and operates 28 managed and affiliated risk-bearing clinics within its integrated care delivery system. Through those risk-bearing clinics, NeueHealth maintains nearly 75,000 unique patient relationships as of April 2021, approximately 30,000 of which are served through value-based arrangements, across multiple payors. In addition to our directly managed and affiliated clinics, NeueHealth manages care for an additional 33 clinics through its Value Services Organization. NeueHealth engages in local, personalized care delivery in multiple ways:
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Integrated Care Delivery — As of April 2021, NeueHealth operates 28 managed and affiliated risk-bearing clinics providing comprehensive care to all population types. Our integrated system of care includes embedded pharmacy, laboratory, radiology, and population health focused specialty services. We proactively manage the needs of consumers and offer expansive preventive care services to reduce hospitalizations and other unnecessary utilization of the healthcare system. Our clinics leverage NeueHealth’s data and technology capabilities to ensure a comprehensive care system for our at-risk patients. NeueHealth is tightly aligned with Bright HealthCare’s financing solutions, while also serving third-party payors.

Taking a community-specific approach, we purpose-build our clinics, leveraging the strength of long-standing local brands and customizing services to address specific market dynamics. In practice, this involves creating systems of care focused on addressing the needs of specific cultural populations, designed to integrate into the community and make consumers feel welcome. Our care delivery approach focuses on three primary components:
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Simplicity and Convenience — We offer a one-stop-shop for consumers offering primary care, behavioral health, rotating specialties, pharmacy, radiology, and laboratory services, all at a single location.

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Community Connectivity — Our clinics are designed to foster a sense of local community, bringing consumers together to build supportive relationships and support their non-medical needs.

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Proactive Engagement — Leveraging our technology, we keep our local consumers highly engaged in their healthcare. We proactively communicate with our consumers to close care gaps and, when appropriate, arrange for medical transportation to and from appointments, all while making our Personalized Care Teams available 24/7 through call centers and virtual connectivity, maximizing adherence to a consumer’s care plan.

This flexible approach to value-based care delivery improves clinical outcomes, drives reductions in total cost of care, and promotes consumer satisfaction. Within our clinics, we have demonstrated the ability to successfully manage medical spend across both commercial and Medicare Advantage value-based contracts. Our South Florida medical group delivered an IFP MCR with its largest payor of 72% in 2019 and 75% in 2020. Similarly, our Central Florida medical group, which primarily serves a Medicare population today, demonstrated a MA MCR across its total cost of care contracts of 66% in both 2019 and 2020. We have achieved this strong performance while delivering high consumer satisfaction as evidenced by an NPS score of 78 across our clinics.
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Bright Health Network — A key component of our NeueHealth business is our ecosystem of Care Partners, which includes over 200,000 care providers as of April 2021. Whether organized around IDNs, ACOs, CINs, IPAs or MSOs, our high-performing practitioners serve as the backbone of Bright Health’s alignment model.

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Value Services Organization — NeueHealth empowers high-performing primary care practices and care delivery organizations to evolve and succeed in their evolution towards risk-bearing primary care delivery. We help these organizations enter value-based arrangements designed around their needs, while simultaneously empowering them with the tools and capabilities necessary to maximize their success. As of April 2021, our Value Services Organization manages care for 33 clinics. NeueHealth’s Value Services Organization takes a comprehensive approach to provider enablement focusing on:

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Organizing and Aligning Providers — Building, managing, and delivering high-performing, aligned delivery systems in local markets

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Transforming Practices — Redesigning practice workflows and facilitating culture change with care providers so that they understand and embrace value-based care

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Driving Outcomes — Empowering consumers to access care in the way they desire and providing tools that empower providers to effectively manage risk and deliver outcomes

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Enabling Frictionless Transactions — Reducing administrative complexity for consumers and care providers, while supporting transitions of care across the ecosystem

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Assessing and Improving Performance — Evaluating financial, clinical, and quality performance under risk-based contracts, empowering providers to improve and succeed

NeueHealth Customer Segments
NeueHealth serves a diverse set of customers across the healthcare ecosystem, including:
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Bright HealthCare — NeueHealth receives network rental fees from Bright HealthCare for the delivery of NeueHealth’s Care Partner and network services. In addition, NeueHealth contracts directly with Bright HealthCare to provide care through its managed and affiliated clinics.

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External Payors and TPAs — NeueHealth managed and affiliated clinics currently contract with various third-party payors through both fee-for-service and value-based arrangements.

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Affiliated Providers (e.g., IDNs, IPAs, Medical Groups, etc.) — NeueHealth supports these care providers with a suite of services including technology, payor contracting, risk management, and administrative support to accelerate the transition to value-based care.

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Federal and State Governments — NeueHealth currently participates in the Medicare Shared Savings Program and plans to expand to additional direct-to-government programs in the future, both at the state and federal level. Examples include Direct Contracting and Medicaid value-based programs.

Bright HealthCare
Bright HealthCare delivers simple, personal, and affordable financing solutions to integrate the consumer into Bright Health’s alignment model. We tailor our plan design and experiences to meet consumer needs, align top-to-bottom incentives to drive the best outcomes for our stakeholders, and develop capabilities to enable superior performance.
Bright HealthCare began serving consumers in 2017 through IFP products. Since then, our business has evolved to serve higher acuity populations, adding traditional MAPD in 2018 and expanding further to serve a special needs population in 2019. Bright HealthCare has been able to generate consistent MCR performance despite the accelerating pace of our new market expansion and an increasing share of Medicare Advantage business, which is priced to a higher MCR.

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correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Bright HealthCare At a Glance

2017 - 2020 Revenue CAGR: 214%
$38
10,765
$131
24,376
$281
58,928
$1,181
207,122
2017
2018
2019
2020
Bright HealthCare Revenue ($M)
End-of-Period Membership

States	1	3	6	13
Medical Cost Ratio	87.3%	75.8%	82.4%	85.3%(1)

(1) Reflects COVID-19 adjusted MCR. Bright HealthCare MCR was 89.3% in 2020 on an as reported basis.

Today, Bright HealthCare currently aggregates and delivers healthcare benefits to approximately 623,000 consumers through its various offerings, serving consumers across multiple product lines in 14 states and 99 markets. We also participate in a number of specialized plans and are the nation’s third largest provider of Chronic Condition Special Needs Plans (C-SNPs).
Bright HealthCare Customer Segments
Bright HealthCare’s customers include:
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Commercial (IFP, Small Group, Large Group) — Bright HealthCare offers commercial health plans across 11 states and as of today serves approximately 515,000 individuals.

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Medicare Advantage — Bright HealthCare offers Medicare Advantage products in 11 states. These plans serve approximately 108,000 lives and generally focus on higher risk, special needs populations.

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Managed Medicaid — We operate a small Medicaid business in California today, and we believe that Managed Medicaid is highly complementary to our aligned model and that we will be well-positioned to support this complex population through innovative Bright HealthCare products in the future.

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Employer ASO — We believe that continued expansion into the self-insured market is important to our diversification strategy. We are in the early stages of building an ASO business through several strategic partnerships, with efforts underway to continue to grow and develop this product line as we evolve our administrative service capabilities.

Bright HealthCare generates premium revenue from selling insurance plans to primarily individual consumers in our IFP and MA lines of business. This premium revenue is mostly reimbursed to healthcare providers for medical services rendered to our consumers. Premium revenue was $1,173 million, $272 million, and $127 million during 2020, 2019, and 2018, respectively, representing the majority of consolidated revenue. Federal and other government agencies are the payors for most of the premium revenue, as well as billed premiums to our individual IFP and MA consumers.
Through these diversified businesses, we believe we are able to align consumer, provider, and payor interests, creating localized, high-performing, value-based systems of care where everybody wins. We Partner. We Transform. We Care.
Our Competitive Advantages
We Have a Differentiated Business Model That Integrates the Delivery and Financing of Healthcare. Unlike the traditional relationship between payors and providers, our aligned model brings together the

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delivery and financing of healthcare. Our Bright HealthCare products are designed in close collaboration with our NeueHealth Care Partners to ensure financial incentives which reward total cost of care reduction, clinical outcome optimization, and consumer experience enhancement are in place. Our NeueHealth Value Services Organization supports local care delivery organizations in managing care under value-based arrangements, providing tools and capabilities to enhance their ability to take total cost of care risk and capture greater financial benefit. Together, Bright HealthCare and NeueHealth are well-positioned to disrupt the existing healthcare system.
We Have a National, Diversified Service Model.   Our Bright HealthCare business spans across 99 markets and 14 states, with multiple health plan products today serving commercial and Medicare Advantage populations. Our NeueHealth business lends additional services revenue and earnings diversification, while bringing us closer to consumers. Our aligned enablement model is built for scale and can be leveraged to support the collaborative launch of new products and services. We believe there is significant opportunity to continue diversifying Bright HealthCare product revenue in close alignment with our existing NeueHealth Care Partners to serve new populations such as Medicaid via participation in managed care, and Medicare fee-for-service via participation in CMS Direct Contracting programs.
We Have a Purpose-Built, Consumer and Provider Technology Platform.   Our technology is purpose-built to support all key stakeholders in healthcare delivery. Our BiOS suite of solutions supports consumer engagement in healthcare, while supporting clinical decision making for our aligned Care Partners. We believe our proprietary DocSquad technology platform is the first truly consumer-centric healthcare platform designed to bridge healthcare enablement and delivery and bring a connected experience to consumers and their care teams.
We Have a Flexible, Differentiated Model Able to Meet the Needs of Any Market.   Our approach to healthcare transformation is local. No two markets we serve are alike, yet when consistently applied, the core tenets of our aligned enablement model show that we can effect change in any market we serve. Whether operating in a market with a strong existing IDN or a market with disparate provider organizations, we seek to align and structure Care Partner relationships with the appropriate mix of high-performing care delivery assets necessary to address the underlying consumer’s healthcare needs, while supporting such organizations with the transition to value-based care, no matter where they are on that spectrum today.
We Have a Seasoned Management Team Built for Scale.   Our executive leadership team has extensive experience leading multi-billion dollar organizations across a wide range of industries, from healthcare to consumer retail to technology. Our team has a proven track record of growing organizations and leading large, publicly traded enterprises. Our team’s experience in navigating through different healthcare regulatory regimes positions us to be able to adapt quickly as needed, scale our business model, and drive continued success in any political or regulatory environment.
We Have a Multi-Pronged Organic and Inorganic Growth Strategy.   Our growth will be driven by a mix of organic and inorganic initiatives. We plan to grow in existing markets as they scale to maturity, and we will leverage our relationships with some of the largest care provider organizations nationally to expand our geographic footprint and diversify into new product and service lines. Our team also has a proven track record of successfully identifying, executing, and integrating acquisitions into the Bright Health enterprise, which we expect to continue to grow through acquisitions.
Market Challenges and Bright Health’s Opportunity
Market Challenges
The current U.S. healthcare system has deep-rooted, foundational issues that have impeded legacy providers from meeting changing patient needs. As a result, the current system is inefficient, ineffective, and expensive for all.
Unsustainably High Costs Coupled with Sub-Optimal Outcomes.   According to CMS, total healthcare spending in the United States will reach $4.2 trillion in 2021, approximately $12,641 per person, representing approximately 18% of U.S. GDP. This per capita healthcare spend is more than any other country in the world and is approximately twice the OECD average for comparable countries. However, quality outcomes

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are not correlated with the increased spend. Obesity rates, as well as the percentage of seniors with multiple chronic conditions, are significantly higher in the U.S. than in comparable countries. An above average mortality rate further highlights the ineffectiveness of the U.S. health system. With an average U.S. lifespan of approximately 77 years, the U.S. trails the OECD average of 82 years. The wasted spending in U.S. healthcare ranged from $760 billion to $935 billion, accounting for approximately 25% of total spend.
Negative Consumer Experience.   The U.S. healthcare system is built upon an employer-centric model, where group purchasing results in a lack of personalization. Expensive and inefficient PPO networks are still at the core of legacy managed care, and network structure and financing frameworks are still designed with employer-based populations in mind. This approach has resulted in an impersonal consumer experience. For example, according to a 2020 Harris Poll, over half of the U.S. consumers surveyed believe that they were treated as an “incident” and not a person when receiving care. This negative perception of the healthcare system as being transactional in nature makes it more difficult to proactively engage consumers in their healthcare decision-making.
Misaligned Incentives Rewarding Volume Over Value.   Only 2.9% of total U.S. healthcare spending in 2018 was related to preventative care. This underinvestment in proactive healthcare is reflective of a legacy fee-for-service (“FFS”) reimbursement model that rewards reactive “visit-based” decision making instead of a proactive “population health” focused approach. This dynamic leads to undesirable outcomes, from physician burnout and frustration to consumer dissatisfaction. Although there has been broad support for the idea of value-based payment models over the past decade, few organizations have been able to successfully bring together the analytics, capital, and provider buy-in necessary to operationalize the concept.
Inadequate Access to Quality Care at an Affordable Cost.   Vulnerable populations across the U.S. suffer from a lack of access to affordable, high-quality healthcare. According to the Commonwealth Fund, approximately 45% of U.S. adults who are considered underinsured reported a medical problem but did not visit a physician because of cost concerns. This has contributed to the United States ranking last overall among 11 industrialized countries on measures of health equity.
Disaggregated Health Data Leading to Suboptimal Outcomes.   While legacy billing and administrative tools help collect data, it is scattered across care settings, such as hospitals, physician offices, and pharmacies. Payors and providers are often reluctant to share data unless it serves their financial interests, creating barriers to evidence-based, real-time care delivery.
Foundation for Change
We believe the U.S. healthcare system is broken. In recent years, point solutions have emerged that are beginning to address the misalignment of incentives and evolving consumer needs, but have been unable to achieve meaningful change at scale for the following reasons:
New Payment Structures Have Seen Limited Adoption.   Beyond the Medicare Advantage program, efforts to structure and execute value-based arrangements have had limited success due to a lack of standardization and misaligned incentives. The ability to drive adoption of new payment models across a broad swath of the population requires both a model which aligns the incentives between payors and providers, as well as supportive infrastructure enabling value-based care, which few organizations have been able to provide.
Effective Integrated Care Models Exist, but Only on a Regional Basis.   Integrated models like Kaiser Permanente and Geisinger have demonstrated an ability to lower medical costs, deliver higher quality care, and improve the consumer experience. However, while these organizations have spent decades developing successful regional models of care tailored to their core geographies, these models have not been scalable to other markets. The ability to deliver integrated care nationally requires a flexible approach that can adapt to the unique needs of each local market.
Increasing Consumer Dissatisfaction, Coupled with Rising Expectations.   Consumers are dissatisfied with healthcare’s status quo and are increasingly demanding change. The number of individuals who are aligned to a PCP has been declining, and the utilization of retail care has been increasing, especially among

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younger generations. Accelerated by COVID-19, broader adoption of virtual care has also been on the rise. Innovation outside of the healthcare sector is driving consumers to seek and entertain new and more convenient healthcare options.
Reactive and Fragmented Approach to Healthcare Innovation.   Both traditional platforms and new technology start-ups have been reacting to healthcare’s challenges but have achieved limited success to date. The traditional platforms have struggled to react swiftly to new and more complex consumer demands due to conflicts with their rigid, legacy business models, while tech-enabled start-ups have generally delivered point solutions serving only a narrow segment of the population. To effect meaningful change and drive transformation at scale, a comprehensive, end-to-end approach is required.
Successfully pursuing and executing on a full-scale paradigm shift requires a fulsome and expansive solution that can address the needs of all stakeholders in any local market. We believe our differentiated and disruptive integrated healthcare model is that solution.
Our Market Opportunity
The flexibility of our model positions us to address the needs of consumers across the entire healthcare system. Bright Health is working to democratize access to the healthcare system of the future, seeking to bring solutions to all consumers instead of addressing only a specific segment of the market, such as health insurance, primary care delivery, or tech-enablement. We believe our approach to serving the entire market provides durability, allowing us to serve a consumer throughout the entirety of their healthcare journey.
As a result, we believe we operate in a total addressable market today that will reach approximately $4.2 trillion in 2021, equivalent to the 2021 national health expenditures projected by CMS. Of this total, we believe $2.1 trillion to be our targeted addressable market, which represents the portion of total health expenditures currently subject to provider alignment, as projected by Nephron Research. As value-based delivery models continue to evolve, we believe the provider alignment component will converge towards total healthcare expenditure, which CMS projects will continue to grow over 5% annually on average, reaching $6.2 trillion by 2028. This expansion is driven by the following trends:
Growing Retail Market Segments (Medicare, IFP, etc.).   We believe the Medicare Advantage market is the most dynamic segment of U.S. health insurance today. It is estimated that the 5-year CAGR from 2019 to 2024 will be 10% and that the market will grow by $170 billion over that time. CMS estimates that the total overall Medicare market will exceed $1 trillion by 2023. The IFP market has also significantly stabilized, maintaining between 11 million and 12 million covered lives since 2015. Furthermore, with tailwinds from recent political developments, we believe the IFP market is well-positioned to grow.
Shifting Employer Market Segments (ICHRA, etc.).   The employer market is evolving to be more consumer-directed. While currently in the early stages, we believe products like ICHRA will yield significant opportunity for employers to shift lives into consumer-directed plan options, a segment of the market in which we have historically demonstrated robust growth. In addition, employers overall are shifting business to ASO models, offering more flexible network options in order to better manage costs while continuing to meet employee healthcare expectations.
Government and Innovation (ACO / DCE, Medicaid, etc.) Programs.   In response to increased costs across traditional unmanaged populations, the federal and state governments have been introducing innovative programs that reward care providers and payors that are able to effectively manage risk. Notably, CMS recently announced a Direct Contracting model set to begin in 2021 to create value-based payment arrangements directly with provider groups for their current Medicare FFS patients, similar to the value-based contracts that we enter into with our provider partners. The Medicare FFS market is expected to represent an approximately $430 billion opportunity in 2021. Additionally, states are increasingly migrating to Managed Medicaid programs that specifically incentivize payor and care provider partnerships to drive better outcomes at a lower cost. As government-sponsored innovation continues to accelerate, we believe our model and national market presence position us well to succeed under these emerging programs.
We have built our model of high-quality, affordable healthcare to succeed in any environment. As a payor-agnostic business with a diverse set of market opportunities, we believe we are well-positioned to achieve

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growth regardless of the political and regulatory backdrop. We believe our aligned partnerships and growing position in the healthcare ecosystem offer us visibility into how regulatory dynamics will unfold, such that we can anticipate and meet potential changes accordingly.
Bright Health’s Growth Strategies
Bright Health’s alignment model allows us to pursue additional growth through the following avenues, aligned around the integration of delivery, financing, and optimization of care.
Increase Membership in Existing Markets.   We plan to continue to drive significant membership growth through greater consumer awareness of our brand and our ability to deeply align and integrate with high-performing Care Partners. We intend to grow market share in our existing, recently launched markets to comparable levels achieved in our oldest, most mature markets.
Enter New Markets.   Many of our Care Partners have national or regional footprints, which afford us the opportunity to continue to expand into new markets with existing, trusted partners, increasing our ability to scale nationally with greater efficiency. Further, we plan to leverage new provider partnerships to enter additional geographies of strategic interest.
Expand Our Care Delivery Footprint.   We plan to add new payor contracts to serve additional patients at our existing clinics, while integrating additional services. Additionally, our exportable model affords us valuable opportunities for de novo growth through the addition of new clinics across both existing and future markets.
Take and Support the Management of Population Health Risk.   We leverage our actuarial expertise, balance sheet, and population health management infrastructure to take population health risk under total cost of care arrangements in close collaboration with our Care Partners. In addition, we help our Care Partners maximize the benefit of value-based arrangements through tools and capabilities that enable high-touch, high-quality care for consumers at a lower total cost.
Participate in Emerging Direct-to-Government Programs.   We are well-positioned both to directly assume population health risk and to support care providers with the services needed to succeed under emerging direct-to-government programs, such as Managed Medicaid and Direct Contracting models for Medicare fee-for-service populations. We have been approved for two Direct Contracting entities with January 1, 2022 start dates, and we continue to evaluate other direct-to-government contracting opportunities.
Monetize Our High-Performing Delivery Networks.   Our demonstrated track record of partnership success coupled with our dedicated network building team and analytics platform facilitate the selection of top-performing providers united towards a common goal. We believe that we can continue to customize our network services for additional Bright HealthCare products and geographies, while capturing incremental value through the commercialization of our high-performing Care Partner networks.
Introduce New Product Offerings.   Leveraging our trusted Care Partner relationships, we are well-positioned to launch new, innovative products within our NeueHealth and Bright HealthCare businesses focused on serving additional segments of the population.
Commercialize Our Technology and Services.   Our track record of optimizing data from leading provider organizations to create differentiated consumer engagement tools speaks to the potential value of our platform. We believe there is opportunity for the future commercialization of our Consumer360 intelligent data hub and DocSquad personalized health profile tools and capabilities.
Strategically Deploy Capital.   We believe our approach to healthcare transformation positions us to capitalize on strategic acquisitions. We plan to continue exploring acquisitions, partnerships, and other investment opportunities to help improve clinical outcomes, expand our geographic footprint, increase the scope of our technology and data solutions, add new product offerings, and pursue other avenues to make healthcare right.
Sales and Marketing
We view sales and marketing as a strategic imperative and core differentiator for our products and services. We use data and technology to effectively predict marketing outcomes and constantly improve our campaigns.

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We market our Bright HealthCare plans through a number of channels including, but not limited to (1) the Health Insurance Marketplaces, (2) an extensive network of brokers and field marketing organizations, (3) direct to the consumer, and (4) our Care Partner relationships. We support these organizations with in-house advertising, sales collateral, and other materials. Our sales representatives, as well as independent brokers and agents, earn commissions based on applications submitted and plans effectuated.
We market our plans and products within our NeueHealth business using sophisticated technology and data resources to target and engage care organizations who can benefit from our products and services. Using zip+4, we deliver our advertising context to the right audiences across expanded geographic areas, beyond our direct markets. We employ advanced message testing to identify core messages that drive our performance. NeueHealth delivers these messages through all media channels including display, search, digital video, audio, direct mail, telesales and materials in provider offices.
Research and Development
Our product and engineering teams focus on constantly refining and improving our Bright Health Intelligent Operating System (BiOS) as well as DocSquad, which connects our consumers with their providers. We leverage the data generated by our platform to better assess specific consumer needs and to guide towards future innovation. We continue to devote significant resources to further develop, expand and upgrade our platform to enhance consumer experience and enable an integrated, aligned healthcare ecosystem.
Competition
The market for personalized care delivery and health insurance products and plans is highly competitive. Our industry involves evolving regulatory requirements and changing consumer preferences and demands and requires us to develop new product offerings at competitive prices in order to effectively compete. See “Risk Factors — Risks Related to Our Business — We operate in competitive markets within a highly competitive industry.”
Our principal competitors vary considerably in type and identity by each market. Our NeueHealth business competes with other provider enablement companies, as well as medical groups in the markets in which we operate clinics. Our competitors include MSOs, IPAs, and other organizational providers of primary care services, such as Agilon Health, ChenMed, Iora Health, Oak Street Health, OptumHealth, and VillageMD. Our NeueHealth business also competes with other participants in the Medicare Shared Savings Program and other programs designed to bring value-based care to fee-for-service Medicare beneficiaries.
Our Bright HealthCare business currently faces competition from a range of companies, including other health plans, many of whom are developing their own technology or partnering with third-party technology providers to drive improvements in care. Our competitors in this segment include large, national insurers, such as Aetna, Anthem, Centene, Cigna, Humana, UnitedHealthcare and others. These companies are more established and have greater financial resources than we do, and each of them provides products that compete with ours in the markets where we operate. Other competitors include regionally-focused payors such as Blue Cross Blue Shield licensees, Kaiser Permanente and other provider-sponsored health plan organizations. These companies have significant regional market share, making competition in those geographies more difficult. Our competitors also include recent market entrants such as Alignment Healthcare, Clover Health, Devoted Health, Oscar Health and others. These companies utilize disruptive models and other approaches to increase consumer engagement and grow their market share.
To effectively compete and better engage with consumers, we offer a compelling and affordable range of products and services, as well as access to high-quality care providers. In addition, we aim to provide excellent customer service, including a seamless onboarding experience, ready access to our Care Partners and their medical personnel, and tools to assist in our consumers’ understanding of their healthcare benefits.
We differentiate our products and services on the basis that managed care, when built for and embedded within the delivery system, drives better outcomes. We believe in our ability to align the financing and delivery of care while maintaining agility to constantly evolve our model to better serve our consumers.

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Intellectual Property
Our continued growth and success depend, in part, on our ability to protect our intellectual property and internally developed technology, including our Bright Health Intelligent Operating System (BiOS) and DocSquad. We primarily protect our intellectual property through a combination of copyrights, trademarks and trade secrets, and contractual rights (including confidentiality, non-disclosure and assignment-of-invention agreements with our employees, independent contractors, consultants and relevant companies with which we conduct business). We have applied for and obtained and we maintain registration in the United States for a number of trademarks, including Bright Health, NeueHealth, DocSquad, and Physicians Plus. We pursue trademark registrations to the extent management believes doing so would be the most appropriate and effective means of protecting our brands.
We are not presently a party to any legal proceedings relating to intellectual property that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows.
However, our efforts to protect and maintain our intellectual property rights may not prevent others from competing with us, or from infringing our intellectual property rights. We may be unable to obtain, maintain or enforce our intellectual property rights, and assertions by third parties that we violate their intellectual property rights could have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors — Risks Related to Our Business — Protecting our intellectual property rights may be expensive and demand management’s attention, and failure to protect or enforce our intellectual property rights could harm our business and results of operations” and “Risk Factors — Risks Related to Our Business — In the future, we may be subject to claims that we violated intellectual property rights which can be costly to defend and could require us to pay significant damages and limit our ability to operate.”
Human Capital and Culture
We are led by a diverse and talented team of seasoned executives who have extensive experience leading multi-billion dollar organizations across a wide range of industries, from healthcare to consumer retail, to technology and services. We employ a deep bench of health insurance professionals, sales and operations specialists, software engineers and developers, and other subject matter experts. As of April 2021, we employed a total of 2,056 individuals. We believe that our employees are fundamental to the success of our company, and we have built a high-performance environment based on mutual trust, confidence, humility and inclusion, which provides significant opportunities for our people to grow and be recognized. Our relationship with our employees is strong, and none of our employees are represented by a labor union or party to a collective bargaining agreement.
We have endeavored to create a mission-driven company, with a culture of inclusion, partnership and desire to challenge the status quo. Our values reflect this future-oriented culture of teamwork:
1.
Be Brave. Challenge the status quo with curiosity, courage and tenacity.

2.
Be Brilliant. Deliver predictable excellence with a learning mindset.

3.
Be Accountable. Live by your word, always.

4.
Be Inclusive. Value all voices and contributions to achieve big things.

5.
Be Collaborative. Fearlessly partner with all people.

Government Regulation
The provision of healthcare services and the marketing and sale of insurance products and plans is a heavily regulated industry. Our business is governed by comprehensive federal, state, and local laws and regulations, including those relating to the healthcare industry, the insurance industry, and state and federal privacy and data security laws. Our NeueHealth business is subject to various standards relating to, among other things, the provision of healthcare services and licensing requirements. Our Bright HealthCare business is subject to, among other things, laws and regulations governing our marketing and advertising activities in states which require prior review of our marketing collateral. As a provider of health plan

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products in multiple states, we are required to apply for, comply with, and maintain various licenses and approvals and we are subject to frequent audits of our financial soundness and operational compliance with the respective laws and regulations. The laws and regulations applicable to our business continue to change and evolve over time. Current proposals and directives to change or modify the implementation of such laws and regulations, whether legislative, regulatory, or in the form of executive orders, create areas of uncertainty and, if such proposals are enacted, the potential for material adverse impacts on our business.
HIPAA and Privacy and Security Laws
We are subject to federal and state laws and regulations that protect the use and disclosure of patient data. These include HIPAA, which created privacy and security standards that limit the use and disclosure of protected health information, referred to as PHI. HIPAA governs the use and disclosure of PHI and requires covered entities, which include health plans and healthcare providers who transmit health information electronically in connection with certain transactions, and their business associates to implement and maintain administrative, physical and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information. In addition, HIPAA imposed obligations on covered entities and business associates with respect to the use and disclosure of PHI, including requirements for written agreements known as business associate agreements and breach notification requirements. More recently, on January 21, 2021, HHS published a proposed rule, Proposed Modifications to the HIPAA Privacy Rule to Support, and Remove Barriers to, Coordinated Care and Individual Engagement, which would impose new obligations on covered entities with respect to patient access to PHI, including shorter time frames within which covered entities must respond to requests for access, and would create categories of access to electronic PHI for which covered entities could not charge individuals a fee.
Covered entities must notify affected individuals of breaches of unsecured PHI without unreasonable delay but no later than 60 days after discovery of the breach, and such timelines are generally shortened under state law obligations and contractual provisions. Reports must be made to the HHS Office for Civil Rights and, for breaches of unsecured PHI involving more than 500 residents of a state or jurisdiction, to the media. Generally, impermissible uses or disclosures of unsecured PHI are presumed to be breaches unless the covered entity or business associate establishes that there is a low probability the PHI has been compromised. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving personal information. If we experience a breach under HIPAA or state laws, we may be subject to fines, penalties or other regulatory action, and we may face class action or other lawsuits from customers or individuals impacted by the breach.
Violations of HIPAA by entities like us, including, but not limited to, failing to implement appropriate administrative, physical and technical safeguards, have resulted in enforcement actions and in some cases triggered settlement payments or civil monetary penalties. Penalties for violations of HIPAA vary, with larger breaches for some organizations ranging up to $16 million for one breach. Violations of HIPAA may result in civil or criminal penalties, including a tiered system of civil monetary penalties that range up to $59,522 per violation, with a maximum civil penalty of $1,785,651 for violations of the same standard in a single calendar year. These penalties are required to be adjusted for inflation. HIPAA provides for criminal penalties, with the severest penalties for obtaining and disclosing PHI with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm. Further, state attorneys general may bring civil actions seeking either injunctions or damages in response to violations of HIPAA that threaten the privacy of state residents and may also negotiate settlements for related cases on behalf of their respective residents. There can be no assurance that we will not be the subject of an investigation (arising out of a reportable breach incident, audit or otherwise) alleging noncompliance with HIPAA in our maintenance of PHI. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA’s requirements, its standards have been used as a basis for the duty of care in state civil suits, such as those for negligence or recklessness in the handling, misuse or breach of PHI. Any such penalties or lawsuits could harm our business, financial condition, results of operations and prospects.
In addition to HIPAA, numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, creation, receipt, transmission, storage, and other processing of PHI and other PII. Privacy and data security statutes and regulations vary

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
from state to state, and these laws and regulations in many cases are more restrictive than, and may not be preempted by, HIPAA and its implementing rules. These laws and regulations include the Confidentiality of Substance Use Disorder Patient Records, 42 C.F.R. Part 2, and a range of other laws that protect data pertaining to specific conditions, such as HIV/AIDS, genetic disorders, and mental and behavioral health. Health Insurance Marketplaces are also required to adhere to privacy and security standards with respect to personally identifiable information and to impose privacy and security standards that are at least as protective as those the marketplaces must follow. These standards may differ from, and be more stringent than, HIPAA. Privacy and data security laws and regulations are often uncertain, contradictory and subject to change or differing interpretations. The complex, dynamic legal landscape regarding privacy, data protection and information security creates significant compliance challenges for us, potentially restricts our ability to collect, use and disclose data, and exposes us to additional expense, and, if we cannot comply with applicable laws in a timely manner or at all, adverse publicity, harm to our reputation, and liability.
States are beginning to adopt additional requirements, including California, which is one of our largest markets, where the California Consumer Privacy Act (“CCPA”) took effect beginning January 1, 2020. The CCPA requires covered businesses to provide certain notices and disclosures to California residents, and also gives California residents rights to opt-out of selling their personal information, and to exercise rights such as obtaining access to and requesting deletion of their personal information. The CCPA allows for certain civil penalties for violations, as well as private rights of action for data breaches under certain circumstances. The CCPA regulations have been available for less than one year, and uncertainty remains regarding enforcement and interpretation of the CCPA. Also, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 (“CPRA”). The CPRA further expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory agency dedicated to enforcing those requirements, which may increase enforcement actions against covered businesses. The CPRA takes effect on January 1, 2023, and will apply to data collected starting on January 1, 2022. It is possible that other states could pass comparable or more restrictive legislation, with comparable or greater penalties for non-compliance, and such requirements could negatively impact our business. Additionally, companies that we interact with, such as payors and Care Providers, have increasingly stringent expectations relating to privacy and security protections for PHI and other PII. We have incurred, and may incur in the future, significant costs to develop new processes and procedures to comply with evolving privacy and security laws, regulations and expectations of third parties. Violations of privacy and security laws and regulations, or of contractual obligations relating to privacy and data security, may result in significant liability and expense, damage to our reputation, or termination of our relationships with government-run health insurance exchanges and our consumers, Care Providers and other important partners.
In addition, we have entered, and will continue to enter, into contracts with third-party service providers and others under which they will engage in the collection, maintenance, protection, use, transmission, disclosure and disposal of the sensitive personal information of our consumers and for which we will remain primarily responsible. We must ensure that each of these parties is strictly following all applicable rules and regulations and implement audit procedures that will ensure full compliance therewith.
Federal consumer protection laws may also apply in some instances to our privacy and security practices related to personally identifiable information. The Federal Trade Commission (“FTC”) and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the collection, storage, processing, use, retention, disclosure, transfer, disposal and security of information about individuals, including health-related information, and to regulate the presentation of website content. The FTC has become increasingly aggressive in prosecuting certain data breach cases as unfair and deceptive acts or practices under the FTC Act, which presents additional risk. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection and other laws require us to inform our consumers how we handle their PII and the choices which consumers may have about how we collect, handle, share, and secure PII. If such information that we share with our consumers is found to be untrue, we could be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
State Regulation of Insurance Companies
We must obtain and maintain regulatory approvals to sell specific health plans in the jurisdictions in which we conduct business. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative authority with respect to all aspects of the insurance business. The Model Audit Rule, where adopted by states, requires expanded governance practices, risk and solvency assessment reporting and the filing of periodic financial and operating reports. Most states have adopted these or similar measures to expand the scope of regulations relating to corporate governance and internal control activities of insurance companies. Health insurers are subject to state examination and periodic regulatory approval renewal proceedings. Some of our business activity is subject to other healthcare-related regulations and requirements, including utilization review, pharmacy service, or provider-related regulations and regulatory approval requirements. These requirements differ from state to state and may contain network, contracting, product and rate, licensing and financial and reporting requirements. There are laws and regulations that set specific standards for delivery of services, appeals, grievances, and payment of claims, adequacy of healthcare professional networks, fraud prevention, protection of consumer health information, pricing and underwriting practices, and covered benefits and services.
In addition, we are regulated as an insurance holding company and are subject to the insurance holding company laws of the states in which our health insurance subsidiaries are domiciled. These laws and other laws that govern operations of insurance companies contain certain reporting requirements, as well as restrictions on transactions between an insurer and its affiliates, and may restrict the ability of our health insurance subsidiaries to pay dividends to our holding companies. Under New York law, for example, Bright Health Insurance Company, our New York-domiciled insurance subsidiary, may not declare or distribute a dividend to shareholders except out of earned surplus (as defined under New York law). Additionally, absent prior approval of the Superintendent of the Department of Financial Services (the “Superintendent”), Bright Health Insurance Company may not declare or distribute any dividend to shareholders which, together with all dividends declared or distributed by us during the preceding 12 months, exceeds the lesser of (a) ten percent of Bright Health Insurance Company’s surplus to policyholders as shown by its last statement on file with the Superintendent, or (b) one hundred percent of adjusted net investment income (as defined under New York law) during such period. Holding company laws and regulations generally require registration with applicable state departments of insurance and the filing of reports describing capital structure, ownership, financial condition, certain intercompany transactions, enterprise risks, corporate governance, and general business operations. In addition, state insurance holding company laws and regulations generally require notice or prior regulatory approval of certain transactions including acquisitions, material intercompany transfers of assets, and guarantees and other transactions between the regulated companies and their affiliates, including parent holding companies. Applicable state insurance holding company acts also restrict the ability of any person to obtain control of an insurance company without prior regulatory approval. These acts generally define “control” as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person. Some state laws have different definitions or applications of this standard. Dispositions of control generally are also regulated under applicable state insurance holding company laws.
The states of domicile of our health insurance subsidiaries have statutory risk-based capital requirements for insurance companies based on the Risk-Based Capital For Health Organizations Model Act. These risk-based capital requirements are intended to assess the capital adequacy of life and health insurers, taking into account the risk characteristics of a company’s investments and products. In general, under these laws, an insurance company must submit a report of its risk-based capital level to the insurance regulator of its state of domicile each calendar year. These laws typically require increasing degrees of regulatory oversight and intervention if a company’s risk-based capital declines below certain thresholds. As of December 31, 2020, the risk-based capital levels of our insurance subsidiaries met or exceeded all applicable mandatory risk-based capital requirements.
Further, almost all states require insurers to comply with the standards set forth in the Model Audit Rule, which imposes financial reporting, independent audit, and corporate governance requirements. Additionally, as a company that directly or indirectly controls insurers, we have an obligation to adopt a formal enterprise risk management function and file enterprise risk reports on an annual basis. The enterprise

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated
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risk management function and reports must address any activity, circumstance, event, or series of events involving the insurer that, if not remedied promptly, is likely to have a material adverse effect upon the financial condition or liquidity of the insurer, including anything that would cause the insurer’s risk-based capital to fall below certain threshold levels or that would cause further transaction of business to be hazardous to policyholders or creditors, or the public. Similarly, in accordance with National Association of Insurance Commissioners’ Risk Management and Own Risk Solvency Assessment Model Act, we must complete an annual “own risk and solvency assessment,” which is an internal assessment, appropriate to the nature, scale, and complexity of our company, of the material and relevant risks associated with the current business plan, and of the sufficiency of capital resources to support those risks.
ACA
In March 2010, the enactment of ACA significantly reformed healthcare in the United States. Since then, there have been political and legal efforts to expand, repeal, replace, and modify the ACA. Federal regulatory agencies continue to modify regulations and guidance related to the ACA and markets more broadly, often as a result of presidential directives. For example, on January 28, 2021, President Biden issued an Executive Order expressing the Administration’s commitment to protecting and strengthening Medicaid and the ACA. Federal agencies must examine agency actions to determine whether they are consistent with that commitment, and begin rulemaking to suspend, revise, or rescind any inconsistent actions. Additionally, in response to the Executive Order, HHS opened a special enrollment period starting February 15, 2021 and continuing through May 15, 2021. During this period, Marketplaces using the HealthCare.gov platform must permit enrollment to all Marketplace-eligible consumers who are submitting a new application or updating an existing application. We cannot predict how healthcare consumers might react to this special enrollment period or to other federal or state legislation and regulation, whether already enacted or enacted in the future. While we anticipate continued changes with respect to the ACA, either through Congress, court challenges, executive actions, or administrative action, we expect the major portions of the ACA to remain in place and continue to significantly impact our business operations and results of operations, including pricing, minimum medical loss ratios and the geographies in which our products are available.
The ACA prohibits annual and lifetime limits on essential health benefits, consumer cost-sharing on specified preventive benefits, and pre-existing condition exclusions. Further, the ACA implemented certain requirements for insurers, including changes to Medicare Advantage payments and the minimum MLR provision that requires insurers to pay rebates to consumers when insurers do not meet or exceed the specified annual MLR thresholds. In addition, the ACA required a number of other changes with significant effects on both federal and state health insurance markets, including strict rules on how health insurance is rated, what benefits must be offered, the assessment of new taxes and fees (including annual fees on health insurance companies), the creation of public Health Insurance Marketplaces for individuals and small employer group health insurance and the availability of premium subsidies for qualified individuals. The ACA allows individual states to choose to enact additional state-specific requirements that extend ACA mandates and some of the states where we operate have implemented higher MLR percentage requirements, lower tobacco user rating ratios, and different age curve variations. Changes to our business environment are likely to continue as elected officials at the national and state levels continue to enact, and both elected officials and candidates for election continue to propose, significant modifications to existing laws and regulations, including changes to taxes and fees. Also, legal challenges regarding the ACA could have a material adverse effect on our business, cash flows, financial condition, and results of operations.
Further, the ACA increases oversight responsibilities imposed on health insurers that may result in increased governmental audits, increased assertions of alleged liability under the FCA, and an increased risk of other litigation.
While there may be significant changes to the healthcare environment in the future, the specific changes and their timing are not yet apparent. Any failure to successfully implement strategic initiatives that respond to future legislative, regulatory, and executive changes could have a material adverse effect on our business, results of operations and financial condition.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
CMS Guidelines
Our Bright HealthCare segment is subject to regulations and guidelines issued by CMS and state departments of insurance that put numerous requirements on insurance payors, agents and brokers during the marketing and sale of MA and IFP plans. CMS and state insurance department regulations and guidelines include a number of prohibitions regarding the ability to contact Medicare-eligible individuals and restrictions on the marketing of Medicare-related plans. For example, our IFP and MA plans must file certain information with CMS and state departments of insurance such as sales scripts and marketing materials for our Medicare plans. In some circumstances, CMS or state departments of insurance must provide pre-approval for those marketing materials. The rules, laws, regulations and guidance around the marketing and sale of IFP and MA plans are complicated and frequently change.
We are also subject to CMS review of our compliance with CMS contracts, the performance of our plans, adherence to governing rules and regulations, and the quality of care we provide to Medicare beneficiaries, among other areas. A portion of each MA plan’s reimbursement is tied to the plan’s Star Ratings system, which awards between 1.0 and 5.0 stars to MA plans based on a variety of performance measures adopted by CMS, including quality of preventative services, chronic illness management, compliance and overall consumer satisfaction. None of our plans achieved a 4.0 Star Rating in 2020, which is required to obtain significant quality bonus payments and could materially impact our financial performance. In addition our inability to improve our Star Rating could limit the benefits that our plans can offer, which could materially and adversely affect the marketability of our plans, our membership levels, results of operations, financial position and cash flows. CMS may modify the methodology and measures included in the Star Ratings system. Our ability to improve our Star Rating has been adversely impacted by the COVID-19 pandemic, which has prevented plans from encouraging conduct to address consumer care gaps and collecting information required to demonstrate plan compliance with and performance on Star Rating metrics.
Corporate Practice of Medicine
Our NeueHealth segment includes direct medical service providers and, as such, are subject to additional laws and regulations. Some states have corporate practice of medicine laws that prohibit specific types of entities from practicing medicine, preventing unlicensed persons from interfering with or influencing a physician’s professional judgment or employing physicians to practice medicine. Although we have structured our operations to comply with our understanding of applicable state statutory and regulatory requirements, interpretative legal precedent and regulatory guidance varies by jurisdiction and is often sparse and not fully developed. The consequences associated with violating corporate practice of medicine laws vary by state and may result in physicians being subject to disciplinary action, as well as to forfeitures of revenue from government payors for services rendered. For lay entities, violations may also bring both civil and, in more extreme cases, criminal liability for engaging in the practice of medicine without a license. Some of the relevant laws, regulations, and agency interpretations in states with corporate practice of medicine restrictions have been subject to limited judicial and regulatory interpretation. In limited cases, courts have required companies to divest or reorganize structures deemed to violate corporate practice restrictions. In the event that regulatory authorities or other third parties were to challenge these arrangements, we could be subject to adverse judicial or administrative interpretations, to civil or criminal penalties, our contracts could be found legally invalid and unenforceable or we could be required to restructure our arrangements with our care providers. A determination that we are in violation of applicable laws and regulations in any jurisdiction in which we operate could have a material adverse effect on our business, particularly if we are unable to restructure our operations and arrangements to comply with the requirements of that jurisdiction, if we are required to restructure our operations and arrangements at a significant cost, or if we are subject to penalties or other adverse action. Additionally, certain states prohibit certain entities from engaging in fee-splitting practices that involve sharing in the fees or revenue with a professional practice. These prohibitions can be either statutory or regulatory, or may be imposed through judicial interpretation, and are subject to change.
Licensing and Telehealth Laws
Our care providers must be licensed to practice medicine in the state in which they are located and must comply with licensing laws and regulations and requirements regarding notification of licensing

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agencies regarding certain material events. These licensing requirements vary from state to state. In addition to state requirements, we and/or our care providers are in some cases subject to federal licensing and certification requirements, such as certification or waiver under the Clinical Laboratory Improvement Amendments of 1988 for performing limited laboratory testing and Drug Enforcement Administration registration requirements for writing prescriptions for controlled substances. Certain of the states where we currently operate or may choose to operate in the future regulate the operations and financial condition of risk-bearing providers. These regulations can include capital requirements, licensing or certification, governance controls and other similar matters. In addition, our care providers must remain in good standing with the applicable medical board, board of nursing or other applicable entity, as activities that qualify as professional misconduct under state laws may subject our care providers to sanctions or result in the loss of their licensure. Furthermore, they cannot be excluded, suspended or debarred from participation in certain government programs at either the state or federal levels, such as Medicare and Medicaid.
Failure to comply with federal, state and local licensing and certification laws, regulations and standards could result in a variety of consequences, including the cessation of our services, loss of our contracts, prior payments by government payors being subject to recoupment, requirements to make significant changes to our operations, or civil or criminal penalties. We routinely take the steps we believe are necessary to retain or obtain all requisite licensure and operating authorities. While we endeavor to comply with federal, state, and local licensing and certification laws and regulations and standards as we interpret them, the laws and regulations in this area are complex, changing, and often subject to varying interpretations. Any failure to satisfy applicable laws and regulations could have a material adverse impact on our business, results of operations, financial conditions, cash flows and reputation.
Additionally, states generally require providers of professional healthcare services via telehealth to a patient to be licensed in that state. States have established a variety of licensing and other regulatory requirements around the provision of telehealth services. We have established systems for ensuring that our providers are appropriately licensed under applicable state laws and that their provision of telehealth occurs in each instance in compliance with applicable laws and regulations governing telehealth. Failure to comply with these laws and regulations could result in licensure actions against the providers as well as civil, criminal or administrative penalties against the providers and/or those engaging the services of the provider.
The Anti-Kickback Statute, Federal False Claims Laws and Stark Law
A federal law commonly referred to as the “Anti-Kickback Statute” prohibits the offer, payment, solicitation, or receipt of any form of remuneration to induce, or in return for, the referral of Medicare or other governmental health program patients or patient care opportunities or in return for the purchase, lease, or order of items or services, or arranging for or recommending the purchase, lease or order of any good, facility, item or service that are covered by Medicare or other federal governmental health programs. The federal Anti-Kickback Statute has been interpreted to apply to, among others, financial arrangements between entities that have the ability to refer and generate business that is subject to healthcare reimbursement. Accordingly, the Anti-Kickback Statute applies to both our Bright HealthCare and NeueHealth segments. Any potential violation of these provisions constitutes a felony criminal offense and applicable sanctions could include exclusion from the Medicare programs. While there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly and practices that involve remuneration may be subject to scrutiny if they do not qualify for an exception or safe harbor. Our practices may not always meet all of the criteria for protection under a statutory exception or regulatory safe harbor. A person or entity does not need to have specific intent or knowledge to violate in order to have committed a violation, and a claim including an item or a service resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA described below. On December 2, 2020, the Office of Inspector General, or OIG, published further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) became effective January 19, 2021. Implementation of this change and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees are currently under review by the Biden administration and may be amended or repealed. We continue to evaluate what effect, if any, the rule will have on our business.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The federal false claims laws, including the civil FCA, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent, for knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or for knowingly making or causing to be made a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. There has been increased government scrutiny on health insurers’ diagnosis coding and risk adjustment practices, particularly for Medicare plans. We are and may be subject to audits, reviews and investigation of our practices and arrangements and the federal government might conclude that they violate the FCA, the Anti-Kickback Statute and/or other federal and state laws governing fraud and abuse. Further, the FCA can be enforced by private citizens through civil qui tam actions. A claim includes “any request or demand” for money or property presented to the U.S. government.
In addition, the Stark Law prohibits physicians, subject to certain exceptions described below, from referring Medicare or Medicaid patients to an entity providing “designated health services” in which the physician, or an immediate family member, has an ownership or investment interest or with which the physician, or an immediate family member, has entered into a compensation arrangement. Certain services provided by NeueHealth qualify as “designated health services.” Persons or entities found to be in violation of the Stark Law are subject to denial of payment for services furnished pursuant to an improper referral, civil monetary penalties, and exclusion from the Medicare programs. On December 2, 2020, CMS published further modifications to the federal Stark Law. Under the final rules, CMS added exceptions for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) became effective January 19, 2021. Implementation of this change are currently under review by the Biden administration and may be amended or repealed. We continue to evaluate what effect, if any, the rule will have on our business.
Many states have enacted similar laws to combat the issues covered by the Anti-Kickback Statute, federal false claims laws and the Stark Law, which can apply more broadly than just those services paid for by Medicare or Medicaid. In addition, most states have statutes, regulations and professional codes that can restrict our Care Partners from accepting various kinds of remuneration in exchange for making referrals. These laws vary widely from state to state.
We believe that our segments’ operations comply with the Anti-Kickback Statute, the FCA, the Stark Law, and similar federal or state laws addressing fraud and abuse. These laws are subject to modification and changes in interpretation and are enforced by authorities vested with broad discretion. We continually monitor developments in these regulatory areas, and we must operate our business within the requirements of these laws. If these laws change or are interpreted in a manner contrary to our current interpretation or are reinterpreted, or if new legislation is enacted with respect to healthcare fraud and abuse, illegal remuneration, or similar issues, we may be required to modify our operations or policies to maintain compliance with such laws. There can be no assurances that any such modification will be possible or, if possible, would not have a material adverse effect on our results of operations, financial position, or cash flows. Violations of any of these laws may result in potentially significant penalties, including criminal and civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations.
Civil Monetary Penalties Statute
The Civil Monetary Penalties Statute, 42 U.S.C. § 1320a-7a, authorizes the imposition of civil monetary penalties, assessments and exclusion against an individual or entity based on a variety of prohibited conduct, including, but not limited to:
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presenting, or causing to be presented, claims, reports or records relating to payment by Medicare, Medicaid or other government payors that the individual or entity knows or should know are for an item or service that was not provided as reported, is false or fraudulent or was presented for a physician’s service by a person who knows or should know that the individual providing the service is not a licensed physician, obtained licensure through misrepresentation or represented certification in a medical specialty without in fact possessing such certification;

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•
offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider;

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arranging contracts with or making payments to an entity or individual excluded from participation in the federal healthcare programs or included on CMS’s preclusion list;

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violating the federal Anti-Kickback Statute;

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making, using or causing to be made or used a false record or statement material to a false or fraudulent claim for payment for items and services furnished under a federal healthcare program;

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making, using or causing to be made any false statement, omission or misrepresentation of a material fact in any application, bid or contract to participate or enroll as a provider of services or a supplier under a federal healthcare program; and

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failing to report and return an overpayment owed to the federal government.

We could be exposed to a wide range of allegations to which the federal Civil Monetary Penalty Statute would apply. We perform monthly checks on our employees and certain affiliates and vendors using government databases to confirm that these individuals have not been excluded from federal programs or otherwise ineligible for payment. We have also implemented processes to ensure that we do not make payments to providers listed on CMS’s preclusion list nor make payments for drugs prescribed by individuals on the preclusion list. However, should an individual or entity be excluded, on the preclusion list, or otherwise ineligible for payment and we fail to detect it, a federal agency could require us to refund amounts attributable to all claims or services performed or sufficiently linked to such individual or entity. Due to this area of risk and the possibility of other allegations being brought against us, we cannot foreclose the possibility that we could face allegations subject to the Civil Monetary Penalty Statute with the potential for a material adverse impact on our business, results of operations and financial condition.
Properties
As of December 31, 2020, we had nine corporate offices across the United States, with key offices in Minneapolis, Minnesota; New York, New York; Tempe, Arizona; Westminster, California; and Austin, Texas. We lease or sublease all of our corporate offices, which serve both our NeueHealth and Bright HealthCare business units. We also operate medical groups in Florida, which serve our NeueHealth business. We believe that our facilities are adequate for our operations and that suitable additional space will be available when needed.
Because of the COVID-19 pandemic, in March 2020, we temporarily closed all of our corporate offices. As of December 31, 2020, some of our corporate offices have partially reopened with limited headcount, and we have instituted a protocol to assess the need to re-open any corporate offices with appropriate safety measures that are required or recommended by local health authorities. We believe our corporate employees have been able to maintain the same level of productivity in a remote working environment as they did prior to the pandemic. We expect that most of our corporate offices will re-open in some capacity once the current pandemic has abated.
Our medical facilities have remained open throughout the COVID-19 pandemic. We have made operational changes in order to minimize potential exposure to and transmission of COVID-19, including deploying more personal protective equipment, limiting the number of patients in waiting rooms and utilizing telehealth visits where possible.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Management believes that we do not have any pending or threatened litigation which, individually or in the aggregate, would have a material adverse effect on our business, results of operations, financial condition and/or cash flows.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Indemnification and Insurance
Our business exposes us to potential liability including, but not limited to, potential liability for (i) breach of contract or negligence claims by our consumers, (ii) medical malpractice and professional negligence, (iii) non-compliance with applicable laws and regulations, and (iv) employment-related claims.
To manage our potential liability, we currently maintain property, general liability, umbrella, managed care errors and omissions, cyber and privacy liability and other coverage in amounts and on terms deemed adequate by management, based on our actual claims experience and expectations for future claims. We procure additional medical liability insurance to manage any potential liability of the affiliated medical groups we work with through our NeueHealth business, and are currently considering an umbrella policy to provide coverage with respect to such potential liability. See “Risk Factors — Risks Related to Our Business — Medical liability claims made against us in the future could cause us to incur significant expenses and pay significant damages if not covered by insurance.” Our care providers are otherwise required to maintain their own malpractice insurance. Although we consider our insurance coverage to be adequate, the coverage may not be sufficient for all claims made and such claims may be contested by applicable insurance payors.
We also have certain reinsurance arrangements, where the reinsurer assumes a portion of the ceding company’s risk in exchange for a corresponding percentage of premiums or in excess of a specified amount. There can be no assurance that we will be able to renew our reinsurance contracts on similar terms, or at all, or that we will be able to negotiate coverage with another reinsurance carrier if we are unable to renew our existing arrangements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MANAGEMENT
Executive Officers and Board of Directors
The following table sets forth information about our executive officers and directors as of the date of this prospectus:
Name	Age	Position
G. Mike Mikan	49	Chief Executive Officer, President and Director
Catherine R. Smith	57	Chief Financial and Administrative Officer
Sam K. Srivastava	53	Chief Executive Officer, NeueHealth
Tomás Valdivia	58	Chief Health and Equity Officer
Keith Nelsen	57	General Counsel and Corporate Secretary
Simeon Schindelman	58	Chief Executive Officer, Bright HealthCare
Robert J. Sheehy	63	Chairman of the Board
Kedrick D. Adkins Jr.	68	Director
Naomi Allen	46	Director
Jeffrey Folick	73	Director
Linda Gooden	67	Director
Jeffery R. Immelt	65	Director
Manuel Kadre	55	Director
Stephen Kraus	44	Director
Mohamad Makhzoumi	41	Director
Adair Newhall	42	Director
Set forth below is a brief description of the business experience of our executive officers and directors. All of our executive officers serve at the discretion of our board of directors.
G. Mike Mikan has served as our Chief Executive Officer and President since April 2020. Mr. Mikan joined as our Vice Chairman and President in January 2019. Prior to Joining Bright Health, Mr. Mikan served as Chairman and Chief Executive Officer of Shot-Rock Capital, LLC, a private investment firm, from January 2015 until December 2018. From January 2013 until December 2014, he served as President of ESL Investments, Inc. Mr. Mikan served as the Interim Chief Executive Officer of Best Buy Co., Inc. from April 2012 until September 2012. From November 1998 through February 2012, he served in various executive positions at UnitedHealth Group, Inc., including as Chief Financial Officer and as Chief Executive Officer of UnitedHealth Group’s Optum subsidiary. Mr. Mikan serves as a director of AutoNation, Inc. and Princeton Private Investments Access Fund, and as a Trustee of Ellington Income Opportunities Fund.
Mr. Mikan was selected to serve on our board of directors because of his management experience and expertise in the healthcare sector.
Catherine R. Smith has served as our Chief Financial and Administrative Officer since January 2020. Prior to joining Bright Health, Ms. Smith was Executive Vice President and Chief Financial Officer of Target Corporation, a customer-centric, omni-channel retailer, from September 2015 to November 2019. From February to December 2014, Ms. Smith was Executive Vice President and Chief Financial Officer of Express Scripts Holding Company, a Fortune 20 company. Prior to Express Scripts, Ms. Smith held Chief Financial Officer positions at Walmart International, GameStop Corp., Centex Corp. and others. Ms. Smith currently serves as the audit committee chair of PPG Industries, Inc., and Baxter International Inc. and also serves on the board of directors of the Carlson School of Management at the University of Minnesota.
Sam K. Srivastava serves as our Chief Executive Officer of NeueHealth as of March 2021, previously serving as our enterprise Chief Operating Officer since September 2019. Prior to joining Bright Health, Mr. Srivastava served as Chief Executive Officer of Magellan HealthCare from September 2013 to December 2018. From October 2007 to September 2013, Mr. Srivastava served as Cigna Healthcare’s

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President of National and Senior Segments, and led strategy and business development for the United States. Prior to Cigna, he held various executive positions at UnitedHealth Group, Inc. and Health Net, Inc. from January 1995 to September 2005 and October 2005 to October 2007, respectively, and served as a management consultant developing risk-based delivery systems for providers, insurers and governments in the U.S. and Europe. Mr. Srivastava is the Chairman of the Yale School of Public Health Advisory Board and a director for the Recovery Centers of America.
Dr. Tomás Valdivia is one of our co-founders and has served as our Chief Health and Equity Officer since September 2015. Dr. Valdivia co-founded and served as the Chief Executive Officer of Valquist, LLC from March 2012 until March 2015. Dr. Valdivia co-founded and served as Chief Executive Officer of Luminat LLC from March 2012 until February 2015. Prior to Luminat LLC, Dr. Valdivia co-founded and served as the President of Carol Corporation from January 2007 until March 2012. In addition, Dr. Valdivia previously served as the Chief Health Consumer Officer of Definity Health Corporation from March 2000 until May 2006. Dr. Valdivia is Chairman of the Board of Trustees of Intermountain Homecare and Hospice, is senior advisor to InTandem Capital Partners LLC and serves on the board of ClinicianNexus Inc.
Keith Nelsen has served as our General Counsel and Corporate Secretary since May 2020. Mr. Nelsen served as Executive Vice President, General Counsel at Best Buy Co. Inc. from May 2011 until May 2019. Mr. Nelsen also served as SVP General Counsel, International at Best Buy Co. Inc. from September 2006 until May 2011, where he oversaw the company’s equity-related investments. Prior to joining Best Buy Co. Inc., Mr. Nelsen served as Chief Administrative Officer and General Counsel of Danka Office Imaging Co. from September 1997 until September 2006.
Simeon Schindelman has served as Chief Executive Officer of Bright HealthCare since September 2019. Prior to joining Bright Health, Mr. Schindelman served as founder and Chief Executive Officer of Create Health Plans from February 2016 to October 2020 and Chief Executive Officer of Brighton Health Plan Solutions, LLC from December 2015 to April 2019. Prior to joining Create Health Plans and Brighton Health Plan Solutions, Mr. Schindelman served as the Chairman and Chief Executive Officer of Bloom Health, Inc. a leader in designing, building and operating private exchanges, from November 2012 to September 2015. Prior to Bloom Health, Inc., Mr. Schindelman held various managements position in healthcare companies, including Medica Health Plans Inc. and UnitedHealth Group, Inc. Mr. Schindelman currently serves as an advisor to JLL Partners, LLC, Eden Health, Inc. and IBM Corporation’s Watson Health division.
Robert J. Sheehy is one of our co-founders and served as Chief Executive Officer from September 2015 until April 2020, and has served as our Executive Chairman since April 2020. From 1986 to 2008, Mr. Sheehy held various executive positions at UnitedHealth Group, Inc., including as Chief Executive Officer of UnitedHealthcare, Inc. Mr. Sheehy currently serves on the Board of Directors for Radiology Partners, Inc. and the University of Michigan Health System. Following UnitedHealth Group, Inc. Mr. Sheehy served as an Operating Partner at Genstar Capital LLC, an Executive Partner at Flare Capital Partner, and a Strategic Advisor at Cimarron Healthcare Capital. Mr. Sheehy also continues to serve as an Executive Partner at Flare Capital Partners and a Strategic Advisor to Cimarron Healthcare Capital.
We believe that Mr. Sheehy brings leadership and a wealth of experience in healthcare to the board of directors, as well as knowledge of regulations and issues facing healthcare providers and medical companies.
Kedrick D. Adkins Jr. has served as a director since February 2020. Mr. Adkins served as the Chief Financial Officer for the Mayo Clinic from 2014 through his retirement at the end of 2017. He also served as the President of Integrated Services of Trinity Health Care from 2007 to 2014. Prior to his service at Trinity Health Care, Mr. Adkins had a 30-year tenure at Accenture, a global management consulting firm. Mr. Adkins is a certified public accountant. Mr. Adkins currently serves as a director and member of the audit committee for ProAssurance Corporation. Mr. Adkins currently serves on the Advisory Board of Welsh, Carson, Anderson & Stowe, an investment firm specializing in healthcare and technology, and the board of directors for CHRISTUS Health, the University of Michigan Hospital System, and Medical Memory, a medical technology startup.
We believe Mr. Adkins contributes to our board of directors his experience as an executive at major healthcare companies as well as his experience in boardrooms for healthcare companies.

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Naomi Allen has served as a director since February 2020. Since October 2019, Ms. Allen has served as the Chief Executive Officer and Co-founder of Brightline, Inc. From April 2018 until October 2019, Ms. Allen served as the Chief Growth Officer at Livongo Health, Inc., overseeing key strategic growth initiatives. Prior to Livongo Health, Inc., Ms. Allen was a category designer at play Bigger from February 2017 to April 2018. Prior to joining Play Bigger, Ms. Allen was on sabbatical from December 2015 until February 2017, and also held various executive positions at Castlight Health, Inc. from April 2008 until December 2015.
We believe Ms. Allen contributes to our board of directors her experience advising healthcare companies as an executive officer.
Jeffrey Folick has served as a director since June 2016 and has over 30 years of managed healthcare leadership experience. Most recently, Mr. Folick was the Chairman and Chief Executive Officer of Bravo Health, Inc., which was acquired by Healthspring, Inc. in 2010, from January 2006 until his retirement in November 2010. From 2009 to 2019, Mr. Folick also served as a Senior Advisor to Frazier Healthcare Partners. Prior to joining Bravo Health, Inc., Mr. Folick held key leadership positions at Health Net, Inc. and PacifiCare Health Systems. Mr. Folick has also served on the boards of a number of other privately-held companies since his retirement from Bravo Health, Inc. in 2011.
We believe Mr. Folick contributes to our board of directors his experience leading and advising health insurance and healthcare companies.
Linda Gooden has served as a director since November 2020. Ms. Gooden has served over 30 years in various senior leadership roles with Lockheed Martin Corporation (“Lockheed”), most recently as Executive Vice President, Information Systems & Global Solutions (“IS&GS”) from 2007 to 2013. Under her leadership as Executive Vice President of IS&GS, Lockheed expanded its IT capabilities beyond government customers to international and commercial markets. She also served as Lockheed’s Deputy Executive Vice President, Information and Technology Services from October to December 2006 and its President, Information Technology from 1997 to December 2006. In her role as President of Lockheed’s IT division, Ms. Gooden grew the business over a 10-year period to become a multibillion dollar business. In the past five years, Ms. Gooden has served on the board of directors of General Motors Company, The Home Depot, Inc., Automatic Data Processing, Inc., WGL Holdings, Inc. and Washington Gas & Light Company, a subsidiary of WGL Holdings, Inc.
We believe that Ms. Gooden contributes to our board of directors her executive and boardroom experience at numerous publicly-held companies.
Jeffery R. Immelt has served as a director since April 2020. Since 2018, Mr. Immelt has served as a venture partner on the technology and healthcare investing teams for New Enterprise Associates, a venture capital firm. From 2001 to 2017, Mr. Immelt served as the Chairman and Chief Executive Officer of General Electric Company. Mr. Immelt joined General Electric in 1982 and held various roles within the company before assuming his position as Chief Executive Officer. Mr. Immelt currently serves on the boards of Collective Health, Inc., Twilio Inc., where he is also a member of the compensation committee, Desktop Metal, Inc., where he is also a member of the audit committee, and Bloom Energy Cooperation, where he is also a member of the audit committee.
We believe Mr. Immelt contributes to our board of directors his executive and boardroom experience at numerous publicly-held companies.
Manuel Kadre has served as a director since November 2020. Mr. Kadre is Chairman and Chief Executive Officer of MBB Auto Group, a premium luxury retail automotive group with a number of dealerships in the Northeast, a position he has held since 2012. Prior to his current role, Mr. Kadre was the Chief Executive Officer of Gold Coast Caribbean Importers, LLC from July 2009 until 2014. From 1995 until July 2009, Mr. Kadre served in various roles, including President, Vice President, General Counsel and Secretary, for CC1 Companies, Inc., a distributor of beverage products in markets throughout the Caribbean. Mr. Kadre is currently a member of the board of directors of Florida Free Trade Area of the Americas, Miami International Airport Blue Ribbon Aviation Panel and Florida Self-Insurers Guaranty Association, and is Chairman of the United Way Alexis de Tocqueville Society. Mr. Kadre serves as Chairman of the Board of Republic Services, Inc. and serves on the boards of directors of The Home Depot, Inc., Mednax Services, Inc. and the Board of Trustees of the University of Miami.

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We believe Mr. Kadre contributes to our board of directors his significant chief executive and senior management experience leading large companies, as well as his experience as a director of companies, including service as chairman and lead independent director of three public companies.
Stephen Kraus has served as a director since March 2016. Mr. Kraus has served as an investment professional at Bessemer Venture Partners, a venture capital firm, since 2004 and has been a partner since 2011. Mr. Kraus currently serves on the boards of directors of various privately held companies, including Ginger.io, Inc., Welltok, Inc., Artemis Health Inc. and Recover Together, Inc. (dba Groups). Mr. Kraus also serves as an advisor to various organizations, including Boston Children’s Hospital and the Harvard Business School's Center for Entrepreneurship, and on the investment committees of various organizations, including Blue Cross Blue Shield of Massachusetts.
We believe Mr. Kraus is qualified to serve on our board of directors due to his experience as a venture capitalist and his service on the boards of directors of other healthcare companies.
Mohamad Makhzoumi has served as a director since March 2016. Mr. Makhzoumi is a General Partner and Head of Global Healthcare at New Enterprise Associates, where he has served in various positions since 2005. Prior to joining New Enterprise Associates, Mr. Makhzoumi served as an associate at Summit Partners, L.P. and as an analyst at UBS Group AG, concentrating on leveraged finance and sponsor-led transactions. Mr. Makhzoumi currently serves on the board of directors at Aetion, Inc., American Pathology Partners, Inc., Collective Health, Inc., Comprehensive Pharmacy Services, Inc., Nuvolo, Paladina Health LLC, Radiology Partners, Inc., Strive Health, LLC, and Welltok, Inc.
We believe Mr. Makhzoumi contributes to our board of directors his extensive experience investing in and advising healthcare companies, as well as his experience as a director of companies.
Adair Newhall has served as a director since May 2017. Mr. Newhall is a Partner at Greenspring Associates, where he has served in various position since January 2015. Prior to Greenspring Associates, Mr. Newhall served as a principal at Domain Associates, LLC from August 2009 until December 2014. Prior to joining Domain Associates, LLC, Mr. Newhall worked in the business development group at Esprit Pharma, Inc., where he assisted with multiple product acquisitions and the subsequent sale of the company to Allergan plc. Before joining Domain Associates, LLC, Mr. Newhall worked at ESP Pharma, Inc., which was acquired by PDL BioPharma, Inc. Mr. Newhall currently serves on the board of directors of Crown Laboratories, Inc. and is a board observer at Aetion, Inc. and Paladina Health LLC.
We believe Mr. Newhall contributes to our board of directors through his experience investing in and advising healthcare companies, as well as his experience as a director of companies.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists, and upon completion of this offering will continue to consist, of eleven directors.
Our amended and restated certificate of incorporation will provide that, subject to the right of holders of any series of preferred stock, our board of directors will initially be classified and will transition to an annually elected board through a gradual phase-out that will take place over the first three years following the completion of this offering. Our board of directors will initially be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors initially serving staggered terms, with successors to the class of directors whose term expires at the first and second annual meetings of stockholders following the date of the offering, as applicable, elected for a term expiring at the third annual meeting of stockholders following the date of the offering. At the 2024 annual meeting of stockholders and each annual meeting of stockholders thereafter, all directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders. Pursuant to such procedures, effective as of the conclusion of the 2024 annual meeting of stockholders, the board of directors will no longer be classified under Section 141(d) of the DGCL and directors shall no longer be divided into three classes. We expect that, following this offering, our initial Class I directors will be           ,           ,           and           (with their terms expiring at the annual meeting of stockholders to be held in 2022), our initial Class II directors will be           ,           ,           and           (with their terms expiring at

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
the annual meeting of stockholders to be held in 2023) and our initial Class III directors will be            ,           and            (with their terms expiring at the annual meeting of stockholders to be held in 2024).
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. Newly created director positions resulting from an increase in size of the board of directors and vacancies may be filled by our board of directors (and not by the stockholders).
Background and Experience of Directors; Board Diversity
When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. Once appointed, directors serve until their term expires, they resign or they are removed by the stockholders.
In addition, in evaluating director candidates, we consider, and will continue to consider in the future, factors including, personal and professional character, integrity, ethics and values, experience in corporate management, finance and other relevant industry experience, social policy concerns, judgment, potential conflicts of interest, including other commitments, practical and mature business judgment and such factors as age, sex, race, orientation, place of residence and specialized experience and any other relevant qualifications, attributes or skills.
Role of Board of Directors in Risk Oversight
The board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting by the Audit Committee. Through its regular meetings with management, including the finance, legal and internal audit functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for the board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management.
Committees of the Board of Directors
After the completion of this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation and Human Capital Committee and a Nominating and Corporate Governance Committee.
Our chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit, the Compensation and the Nominating and Corporate Governance Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The internal audit function will report functionally and administratively to our chief financial officer and directly to the Audit Committee. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities.
Audit Committee
The members of our Audit Committee are Kedrick Adkins, who serves as the Chair, Manuel Kadre, Linda Gooden and Jeffrey Folick, each of whom qualifies as an independent director under the           corporate governance standards and independence requirements of Rule 10A-3 of the Exchange Act and will continue to serve on the Audit Committee following the completion of this offering. Our board of directors has determined that           qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

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The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, including oversight of our accounting and financial reporting processes, internal controls and financial statement audits, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications, performance and independence, (4) our corporate compliance program, including our code of conduct and anti-corruption compliance policy, and investigating possible violations thereunder, (5) our risk management policies and procedures and (6) the performance of our internal audit function.
Our board of directors has adopted a written charter for the Audit Committee, which will be available on our website upon the completion of this offering.
Compensation and Human Capital Committee Interlocks and Insider Participation
Compensation decisions are made by our Compensation and Human Capital Committee. None of our current or former executive officers or employees currently serves, or has served during our last completed fiscal year, as a member of our Compensation and Human Capital Committee and, during that period, none of our executive officers served as a member of the compensation and human capital committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a member of our board of directors.
We have entered into certain indemnification agreements with our directors and are party to certain transactions with principal stockholders described in “Certain Relationships and Related Party Transactions — Indemnification of Directors and Officers” and “— Registration Rights Agreement,” respectively.
Compensation and Human Capital Committee
The members of our Compensation and Human Capital Committee are Jeffery R. Immelt, who serves as the Chair, Mohamad Makhzoumi and Manuel Kadre, each of whom will continue to serve on the Compensation and Human Capital Committee following the completion of this offering.
The purpose of the Compensation and Human Capital Committee will be to assist our board of directors in discharging its responsibilities relating to, among other things, (1) setting our compensation program and compensation of our executive officers and directors, (2) administering our incentive and equity-based compensation plans and (3) preparing the compensation and human capital committee report required to be included in our proxy statement under the rules and regulations of the SEC.
Our board of directors has adopted a written charter for the Compensation and Human Capital Committee, which will be available on our website upon the completion of this offering.
Nominating and Corporate Governance Committee
The members of our Nominating and Corporate Governance Committee are Manuel Kadre, who serves as the Chair, Stephen Kraus and Naomi Allen, each of whom will continue to serve on the Nominating and Corporate Governance Committee following the completion of this offering. The purpose of our Nominating and Corporate Governance Committee will be to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board members qualified to fill vacancies on any committee of the board of directors and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to us, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.
Our board of directors has adopted a written charter for the Nominating and Corporate Governance Committee, which will be available on our website upon completion of this offering.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Director Independence
Pursuant to the corporate governance listing standards of the NYSE, a director employed by us cannot be deemed to be an “independent director.” Each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.
Our board of directors have affirmatively determined that each of our directors, other than           ,    and    , qualifies as “independent” in accordance with the NYSE rules. In making its independence determinations, our board of directors considered and reviewed all information known to it (including information identified through directors’ questionnaires).
Code of Conduct
Prior to the consummation of this offering, we will adopt a Code of Conduct (the “Code of Conduct”) applicable to all employees, executive officers and directors that addresses legal and ethical issues that may be encountered in carrying out their duties and responsibilities, including the requirement to report any conduct they believe to be a violation of the Code of Conduct. The Code of Conduct will be available on our website, brighthealthplan.com. The information available on or through our website is not part of this prospectus. If we ever were to amend or waive any provision of our Code of Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy our disclosure obligations with respect to any such waiver or amendment by posting such information on our internet website set forth above rather than by filing a Form 8-K.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
EXECUTIVE AND DIRECTOR COMPENSATION
Executive Compensation
Compensation Discussion and Analysis
This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each material element of compensation for the fiscal year ended December 31, 2020, which we also refer to as 2020.
We have provided this information for each person who served as our principal executive officer, our principal financial officer and our three most highly compensated executive officers employed in 2020 (other than our principal executive officers and our principal financial officer), all of whom we refer to collectively as our Named Executive Officers.
Our Named Executive Officers for 2020 were:
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G. Mike Mikan, Chief Executive Officer*

•
Cathy Smith, Chief Financial and Administrative Officer

•
Robert Sheehy, Chairman, Former Chief Executive Officer**

•
Keith Nelsen, General Counsel

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Simeon Schindelman, Chief Executive Officer — Bright HealthCare

•
Sam Srivastava, Chief Executive Officer — NeueHealth

*
Mr. Mikan has served as our Chief Executive Officer since May 1, 2020.

**
Mr. Sheehy served as our Chief Executive Officer from January 1, 2020 to April 30, 2020.

Compensation Philosophy and Objectives
As a healthcare company, we operate in a highly competitive business environment, which is characterized by rapidly changing market requirements and the emergence of new market entrants. To succeed in this environment, we must continually develop and refine new and existing products and services and demonstrate an ability to quickly identify and capitalize on new business opportunities. We recognize that our success in this environment is in large part dependent on our ability to attract and retain talented employees. Therefore, we maintain, and intend to modify as necessary, an executive compensation and benefits program designed to attract, retain, and incentivize a highly talented, deeply qualified, and committed team of executive officers to share our vision and desire to work toward these goals.
We endeavor to create and maintain compensation programs that reward performance and serve to align the interests of our executive officers and stockholders. Pursuant to our compensation philosophy, as approved by our board of directors in 2019, we seek to attract, retain and engage the best talent by:
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Fostering a pay-for-performance culture, where compensation is directly linked to company and individual goal achievement;

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Providing “Total Rewards” (which includes compensation, benefits, work-life balance, recognition, and perquisites) that are competitive with the external market and reward performance that supports our mission, vision and values (Be Brave. Be Brilliant. Be Accountable. Be Inclusive. Be Collaborative.);

•
Awarding equity compensation that supports sustained performance and growth and aligns with the long-term interests of our shareholders; and

•
Ensuring equal pay for work of equal value, so that differences in pay are based on factors such as job, experience, education, performance and location.

After we become a public company, we expect that our compensation and human capital committee (also referred to as the compensation committee) will continue to be guided by this philosophy. However, we

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intend to continue to evaluate our philosophy and objectives and compensation programs as circumstances require, and, at a minimum, our compensation committee will review executive compensation annually.
Process for Setting Compensation
Role of Board of Directors and Management Team
Our board of directors has been responsible for overseeing our executive compensation program, as well as determining and approving the ongoing compensation arrangements with our Chief Executive Officer and other Named Executive Officers.
Initial Compensation.   The initial compensation arrangements with our executive officers, including the Named Executive Officers, were negotiated with each individual executive officer by our Chief Executive Officer, except with respect to his own compensation, with the oversight and final approval of our board of directors. Our Chief Executive Officer’s compensation arrangement was determined by our board of directors. Generally, the focus of these arrangements has been to recruit skilled individuals to help us execute our strategy, while achieving our financial growth goals and obtaining the level of talent and experience needed to further the growth of our company.
Annual Compensation Review.   Our board of directors reviews the compensation levels for our executive officers annually. For executive officers other than our Chief Executive Officer, our board of directors has historically considered input from our Chief Executive Officer regarding such executive officers’ responsibilities, performance and compensation. Specifically, our Chief Executive Officer recommends changes to base salary, target levels for cash incentive awards, and advises our board of directors regarding the executive compensation program’s ability to attract, retain and motivate talented executive officers. These recommendations reflect compensation levels that our Chief Executive Officer believes are qualitatively commensurate with an executive officer’s individual qualifications, experience, responsibility level, functional role, knowledge, skills, and individual performance, as well as the performance of our business. Our board of directors considers our Chief Executive Officer’s recommendations, but may adjust components of compensation up or down as it determines in its discretion, and approves the specific compensation for all the executive officers. In connection with its annual review and any reviews that occur during the fiscal year, our board of directors also recommends any equity compensation to be awarded to our executive officers. Since January 2021, authority to make equity award grants to our executive officers rests with our compensation committee. All such compensation determinations are largely discretionary.
Our Chief Executive Officer makes recommendations to our board of directors, attends board meetings (except for sessions discussing his compensation) and has been and will continue to be heavily involved in the determination of compensation for our executive officers. He abstains from voting in sessions where the board of directors acts on his compensation.
Role of Compensation Committee Following this Offering
In January 2021, our board of directors established a compensation committee which operates under a written charter adopted and approved by our board of directors. The compensation committee intends to have its first meeting in May 2021, and following such date, will have overall responsibility for overseeing our compensation and benefits policies generally, overseeing, evaluating, and approving the compensation policies, practices, and plans applicable to our executive officers, determining the compensation of our Chief Executive Officer and other executive officers, and determining and overseeing the process of evaluating our Chief Executive Officer’s performance. The compensation committee will review the base salary levels, annual cash bonus opportunities, long-term incentive compensation opportunities, and perquisites of our executive officers each fiscal year, or more frequently as warranted.
Use of Competitive Data
For purposes of comparing our executive compensation against the competitive market, the board of directors reviews and considers the compensation levels and practices of a group of comparable companies from certain industries. The peer group is used as a reference point in making compensation decisions, as further discussed below.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
In 2019, our board of directors, with the input of data and analysis from our management team, developed and approved the following compensation peer group for purposes of understanding the competitive market:
Company Name	Business Segment
Adobe Inc.	Software
Allscripts Healthcare Solutions, Inc.	HC Technology
American Renal Associates Holdings	HC Providers & Services
AMN Healthcare Services Inc.	HC Providers & Services
Athenahealth Inc.*	HC Technology
Acadia Healthcare	HC Providers & Services
Cerner Corporation	HC Technology
DaVita Inc.	HC Providers & Services
Encompass Health Corporation	HC Providers & Services
Envision Healthcare Corporation*	HC Providers & Services
Evolent Health, Inc.	HC Providers & Services
Gartner, Inc.	IT Services
Intuit Inc.	Software
LifePoint Health*	HC Providers & Services
Magellan Health Inc.	HC Providers & Services
Mednax, Inc.	HC Providers & Services
Molina Healthcare Inc.	HC Providers & Services
Owens & Minor, Inc.	HC Providers & Services
Paychex, Inc.	IT Services
VMWare, Inc.	Software
Workday, Inc.	Software

(*) These companies were later removed from our peer group because they became private.
The compensation peer group is comprised of healthcare and technology companies. This is intended to provide our board of directors (and, going forward, its compensation committee) with insight into the differences across these two sectors in which we generally compete for executive talent. In deciding whether a company should be included in the compensation peer group, the following screening criteria were used:
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Similar Industry peer group classification

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Healthcare equipment, Service and Technology

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Information Technology Services and Software

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Revenue

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For profit companies

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Majority of revenue (>50%) from US operations

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Annual revenue between $1 Billion – $10 Billion

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Addition of any companies requested from the board of directors as peer companies.

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Review the management team’s recommended companies in which we compete for talent or customers.

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Remove any companies with substantially different known pay practices or during substantial MADJV activity (Mergers, Acquisitions, Divestitures and Joint Ventures).

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Finalize a recommended peer group based on management discretion of 20-25 companies to establish peer group. Targeting 65% healthcare and 35% technology companies. The final decision regarding the peer group and the industry make-up is made by our board of directors.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The compensation peer group above was used by our board of directors during 2020 as a reference for understanding the compensation practices of companies in our industry sector and compensation peer group. Peer group market data was used as a reference point for the board of directors to assess our current compensation levels in the course of its deliberations on compensation forms and amounts.
For each Named Executive Officer, we have also used market data from third-party surveys reviewed by our human resources staff as a consideration in setting annual base salary and the target level of annual incentives, with the intention that such target amounts, together with base salary, will result in total annual target cash compensation at or above the market survey group median. These comparisons are part of the total mix of information used to evaluate base salary, short-term incentive compensation and total cash compensation.
Following this offering, our compensation committee, with input from an independent compensation consultant, intends to review our compensation peer group at least annually and make adjustments to its composition as necessary or appropriate, taking into account changes in both our business and the businesses of the companies in the compensation peer group.
Role of Compensation Consultant
Neither we nor our board of directors engaged the services of outside consultants and advisors to review and provide advice with respect to our executive officer compensation policies and procedures for 2020, although we and they are authorized to do so. We anticipate that our compensation committee will retain the services of one or more independent executive compensation advisors to assist with the establishment and review of our compensation programs and related policies. Although we have no current plans to effect any material changes to our executive compensation program, we expect that the direction, emphasis and components of our program and the associated processes and procedures for implementing our program will continue to evolve as we gain experience operating as a public company.
Executive Compensation Practices
We have incorporated the following principles of good governance when making decisions on compensation for the Named Executive Officers in 2020.
•
Pay-for-performance: A significant portion of the total compensation for our Named Executive Officers is designed to encourage the executives to remain focused on both our short-term and long-term operational success and to reward outstanding individual performance.

•
Align Incentives with Stockholders: Our executive compensation program is designed to focus our Named Executive Officers on our key strategic, financial and operational goals that will translate into long-term value-creation for our stockholders.

•
Limited perquisites: We provide limited, reasonable perquisites that we believe are consistent with our overall compensation philosophy.

•
No IRC Sections 280G or 409A tax gross-ups: We do not provide IRC Sections 280G or 409A tax gross-ups under our change in control provisions or deferred compensation programs.

•
No supplemental retirement plans: We do not maintain any supplemental retirement plans.

Elements of 2020 Compensation Program
The primary elements of our executive compensation program are base salary, annual cash bonuses, equity-based compensation in the form of stock options and certain employee benefits and perquisites. Brief descriptions of each principal element of our executive compensation program are summarized in the following table and described in more detail below.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Compensation Element	Description	Objectives
Base Salary	Fixed compensation	Provide a competitive, fixed level of cash compensation to attract and retain talented and skilled executives
Annual Cash Bonus	Discretionary annual cash bonus determined after considering financial and individual performance	Retain and motivate executives to achieve or exceed financial goals and company objectives
Stock Options	Equity-linked compensation that is subject to vesting based on continued employment	The value of options is directly related to the appreciation in value delivered to our stockholders over time, aligning the interests of our executives with those of our stockholders
Employee Benefits and Perquisites	Participation in all broad-based employee health and welfare programs and retirement plans	Aid in retention of key executives in a highly competitive market for talent by providing an overall competitive benefits package
Base Salary
Annual base salaries compensate our executive officers for fulfilling the requirements of their respective positions and provide them with a level of cash income predictability and stability with respect to a portion of their total compensation. In 2019, our Named Executive Officers’ base salaries were subject to a cap of $300,000. Starting in 2020, the base salaries of our executive officers, including the Named Executive Officers, will be reviewed annually by our board of directors, and adjustments are made as deemed appropriate.
The following table summarizes the base salaries of the Named Executive Officers for fiscal years 2019 and 2020. The actual salary amounts earned by the Named Executive Officers for 2020 are reported in the Summary Compensation Table below. Our board of directors approved the increase in 2020 base salaries for Messrs. Mikan, Sheehy, Schindelman, and Srivastava. The increases resulted from the removal of the above mentioned cap on base salaries and our board of directors’ determination that that the salaries should be increased to bring them closer to the 50th percentile based on its review of peer group and third-party market data.
Name	Fiscal Year End 2019 Base Salary ($)	Fiscal Year End 2020 Base Salary ($)(1)	Percentage Increase (%)
G. Mike Mikan	300,000	600,000	100
Cathy Smith	—	450,000	—
Robert Sheehy	300,000	600,000	100
Keith Nelsen	—	400,000	—
Simeon Schindelman	300,000	400,000	33
Sam Srivastava	300,000	400,000	33

(1)
Ms. Smith and Mr. Nelsen both commenced employment with us in 2020.

Our board of directors approved the increase in base salary from 2020 to 2021 for each of Messrs. Mikan, Nelsen, Schindelman, and Srivastava and Ms. Smith, consistent with our compensation philosophy, based on a review of our peer group and third-party benchmark review of total compensation. For 2021, the base salary for each of these Named Executive Officers is as follows: $700,000 for Mr. Mikan, $500,000 for Ms. Smith, and $425,000 for each of Messrs. Nelsen, Schindelman, and Srivastava. In connection with Mr. Sheehy’s new position as Executive Chairman, his base salary was reduced to $400,000 effective January 1, 2021.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
2020 Discretionary Annual Cash Incentive Plan
We believe it is important to motivate our key leaders to achieve our short-term performance goals by linking a portion of their annual cash compensation to the achievement of our approved operating plan by providing the opportunity to earn a discretionary annual cash bonus if the approved operating plan is achieved. We provide a discretionary annual cash bonus award opportunity to key members of management, including our Named Executive Officers, under the terms and conditions of our AIP, effective January 1, 2020 through December 31, 2020. The AIP complements the Company’s compensation philosophy by providing market-competitive incentive compensation designed to reward employees for Company profitability, individual performance, and overall collaboration.
The incentive provided to a participant under the AIP is termed an “individual incentive award” and refers to the amount that may be awarded to a participant, as a lump sum cash award. The AIP sets out the terms under which an individual incentive award may be granted and payable to a participant.
The AIP is interpreted and administered by a committee, which consists of at least two members appointed by the board of directors. The actions of the committee are final and binding on all persons, including the participants and any beneficiary. The committee, in its sole discretion, will have the power, subject to, and within the limitations of, the express provisions of the AIP to: (i) determine from time to time which employees of the Company will be designated as eligible to participate in the AIP and the terms under which they will be entitled to participate; (ii) establish, change and adjust, in its sole discretion, an eligible employee’s individual incentive award; and (iii) interpret all plan provisions and decide all disputes concerning eligibility and payment under the AIP.
An employee must satisfy the following requirements in order to be granted an individual incentive award:
(i) Minimum Service.   The employee must have been employed by the Company for at least two consecutive months ending on the last day of the fiscal year in which the individual incentive award is granted.
(ii) Employment.   To be eligible to be granted an individual incentive award, the employee must have been employed by the Company continuously until the incentive award payment date.
(iii) Exception for Death or Disability.   An employee who otherwise satisfies the eligibility requirements but fails to satisfy the employment requirement solely due to the employee’s death or Disability and meets the minimum service eligibility requirement will nevertheless be eligible to be granted an individual incentive award.
An overall bonus pool is determined by our board of directors based on (i) each eligible employee’s salary, multiplied by (ii) the employee’s target bonus amount, multiplied by (iii) the company performance factor (based on achievement of operating plan). A participant’s incentive award for a fiscal year, if any, is completely discretionary but takes into consideration individual, team and Company performance results. At the end of each fiscal year, our board of directors determines, in its discretion, the individual incentive award amount for our Chairman and Chief Executive Officer and our Chief Executive Officer determines, in his discretion, the individual incentive award amounts for his direct reports, including the other Named Executive Officers, which are then approved by our board of directors.
Individual incentive awards are paid as lump sum cash awards on a date that is after end of the fiscal year in which the individual incentive award is granted, but no later than the 15th day of March of that year. Individual incentive awards are prorated for time employed during the fiscal year.
If, after the fiscal year but before the incentive award payment date, a participant becomes disabled or dies, the participant’s entire individual incentive award will be paid on the incentive award payment date. Payment of an award following a participant’s death is made to the participant’s designated beneficiary, surviving spouse or estate. In no event will a participant be entitled to receive any individual incentive award if his or her employment is terminated for Cause. “Cause” is defined under the AIP as a participant’s dishonesty, fraud, misappropriation of funds, theft, harassment, acts of violence, acts punishable by law, gross misconduct, misconduct as described in the Bright Health Employee Handbook.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The Named Executive Officers’ 2020 target incentive opportunities under the AIP are expressed as a percentage of base salary as of December 31, 2020.
The following table summarizes the bonus paid to each Named Executive Officer under the AIP in 2020, as compared to the target opportunity, for each of our Named Executive Officers.
Name	2020 Base Salary ($)	Target Bonus (%)	Target Bonus Amount ($)	Actual Bonus Paid ($)(1)
G. Mike Mikan	600,000	75	450,000	585,000
Cathy Smith	450,000	75	337,500	454,375
Robert Sheehy	600,000	75	450,000	540,000
Keith Nelsen	400,000	60	240,000	193,600
Simeon Schindelman	400,000	60	240,000	327,000
Sam Srivastava	400,000	60	240,000	327,000

(1)
Bonus payments under the AIP in 2020 were calculated by multiplying each Named Executive Officer’s base salary by the target bonus opportunity, which was then adjusted based on the applicable performance factor determined by our board of directors or Chief Executive Officer, as applicable, in their respective discretion after considering both individual team and company performance results. The bonus amount for each of Ms. Smith and Mr. Nelsen was prorated based on the executive’s 2020 start date.

Effective January 1, 2021, our board of directors increased the target bonus amount for Mr. Mikan to 85% and reduced the target bonus amount for Mr. Sheehy to 50%, in each case to reflect the recent changes in their respective positions, duties and responsibilities.
Long-Term Equity Incentive Compensation
We use equity awards to incentivize and reward our executives officers, including our Named Executive Officers, for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executive officers with those of our stockholders. We use equity awards in the form of stock options to deliver long-term incentive compensation opportunities to our executive officers, including the Named Executive Officers, and to address special situations as they may arise from time to time. Our board of directors believes that stock options, when granted with exercise prices equal to the fair market value of our common stock on the date of grant, provide an appropriate long-term incentive for our executive officers, since the stock options reward them only to the extent that our stock price increases and stockholders realize value following their grant date.
The board of directors has not established a formal policy for equity award grants to our Named Executive Officers or other employees. Historically, equity awards have been granted in connection with an executive’s initial employment or promotion, and thereafter on a periodic basis (generally in connection with fundraises) in order to retain and reward our Named Executive Officers based on factors such as individual performance and strategic impact, retention goals and competitive pay practices. The board of directors determines the amount of long-term incentive compensation for our executive officers after taking into consideration the recommendations of our Chief Executive Officer (except with respect to his own long-term incentive compensation), the outstanding equity holdings of each executive officer, criticality of position and individual performance (both historical and expected future performance).
The Bright Health Inc. 2016 Equity Plan became effective on March 25, 2016 and was most recently amended on December 21, 2020. Under the 2016 Equity Plan, we granted each Named Executive Officer stock options to purchase common stock of the Company (“Options”), as described below in “Option Award Agreement under the 2016 Equity Plan.” Prior to the completion of this offering, our board of directors will adopt, and we expect our stockholders to approve, the Bright Health Inc. 2021 Equity Plan. Following the effectiveness of the 2021 Equity Plan, no further awards will be granted under the 2016 Equity Plan. However, all outstanding awards granted under the 2016 Equity Plan will continue to be governed by the existing terms of the 2016 Equity Plan and the applicable award agreements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our existing 2016 Equity Plan and our 2021 Equity Plan, to be adopted in connection with this offering. For a detailed description of the 2016 Equity Plan and the 2021 Equity Plan, see “— Equity Compensation Plans.”
Option Award Agreement under the 2016 Equity Plan
The Company has granted Options pursuant to a standard form of Option award agreement (the “Option Agreement”) under the 2016 Equity Plan. The vesting schedule for such Options provides that subject to the optionholder’s continued service on each applicable vesting date, 25% of the Options will vest on the one-year anniversary of the vesting commencement date, and 1/48th of the Options will vest each month for three years thereafter.
2020 Option Grants to Named Executive Officers under the 2016 Equity Plan
We granted Options to each Named Executive Officer in 2020 as follows:
Name	Grant Date	Number of Options Granted	Exercise Price per Share ($)
G. Mike Mikan	2/19/2020	1,745,000	5.32
	11/19/2020	550,000	6.90
Cathy Smith	2/19/2020	200,000	5.32
	11/19/2020	150,000	6.90
Robert Sheehy	2/19/2020	1,336,000	5.32
	11/19/2020	250,000	6.90
Keith Nelsen	5/28/2020	600,000	5.32
	11/19/2020	75,000	6.90
Simeon Schindelman	2/19/2020	25,178	5.32
	5/28/2020	150,000	5.32
	11/19/2020	100,000	6.90
Sam Srivastava	2/19/2020	22,889	5.32
	5/28/2020	150,000	5.32
	11/19/2020	100,000	6.90
The Options were granted to Mr. Mikan on February 19, 2020 in recognition of his promotion to Chief Executive Officer and the additional responsibilities with respect to his new role. The Options were granted to each of Ms. Smith and Mr. Nelsen as a new hire award in connection with the executive's commencement of employment in 2020. The Options granted to each of Messrs. Schindelman and Srivastava on February 19, 2020 were intended to make them whole with respect to an initial Option grant made at a higher exercise price per share than that initially promised to them as result in an increase in the fair market value of our shares before that initial Option grant had been formally authorized by our board of directors (and accordingly the February 19, 2020 Option grants have a fair value determined based on the difference between the promised exercise price and the actual exercise price of the initial Option grant). The remaining Options shown in the table above were refresh grants associated with our Series D and Series E fundraises.
2021 Option Grants to Named Executive Officers under the 2016 Equity Plan
We granted the following number of Options to our Named Executive Officers on February 19, 2021, each with an exercise price of $6.90 per share, as shown in the table below. The Option granted to Mr. Mikan vests as follows: (i) vesting began on February 19, 2021, and (ii) subject to continued employment on each applicable vesting date, 25% vests on February 19, 2022 and 1/48th vests monthly thereafter for the next 36 months. The Options granted to each of the other Named Executive Officers (other than Mr. Sheehy, who did not receive an Option grant) will vest as follows: (i) vesting will begin upon the consummation of this

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
offering, (ii) subject to continued employment on each applicable vesting date, 25% vest on the first anniversary date of the consummation of this offering and 1/48th vests monthly thereafter for the next 36 months, and (iii) the Options will expire if this offering is not consummated and our shares have not become publicly traded by February 19, 2026.
Name	Number of Options Granted
G. Mike Mikan	2,604,096
Cathy Smith	400,000
Robert Sheehy	0
Keith Nelsen	225,000
Simeon Schindelman	350,000
Sam Srivastava	400,000
Other Compensation
Retirement Benefits
We maintain the Bright Health Management, Inc. 401(k) Plan (the “401(k) plan”), which is intended to be qualified under Section 401(a) of the Code, with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. Our 401(k) plan provides eligible employees, including the Named Executive Officers, with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, eligible employees may defer eligible compensation subject to applicable annual contribution limits imposed by the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the plan. Employees who are at least 18 years old and have completed three months of service are eligible to join the 401(k) plan immediately. Eligible participants of the 401(k) plan may contribute any amount up to 100% of their pay, with a maximum of $19,500 for 2020, and eligible participants who are 50 years or older may qualify to make additional pre-tax or “catch-up” deferrals of up to $6,500. The Roth 401(k) deferral option gives participants the flexibility to designate all or part of their 401(k) elective deferrals as Roth contributions, all of which are made with after-tax dollars. We make a safe harbor non-elective contribution equal to 3% of each eligible participant’s compensation. Participants are always fully vested in all of their accounts in the 401(k) plan.
No Pension Benefits
Other than with respect to our 401(k) plan, our employees, including the Named Executive Officers, do not participate in any plan that provides for retirement payments and benefits, or payments and benefits that will be provided primarily following retirement.
No Nonqualified Deferred Compensation
During 2020, our employees, including the Named Executive Officers, did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.
Health and Welfare Benefits
We provide various employee benefit programs to our Named Executive Officers, including medical, dental, vision, employee assistance program, flexible spending accounts, disability insurance, and life and accidental death and dismemberment insurance. These benefit programs are available to all of our full-time employees. We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.
Perquisites and Other Benefits
In addition to employer matching contributions under the 401(k) plan provided to all our Named Executive Officers, in 2020, in accordance with the terms of his employment agreement, we also provided

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Mr. Mikan reimbursement for the annual cost of a life insurance policy we purchased for him, plus a tax gross-up, in the total amount of $144,093. This benefit is provided to Mr. Mikan pursuant to his employment agreement, as amended and restated on December 19, 2019, in order to protect his family in the event of his death given that any unvested equity awards held by him would be forfeited under the 2016 Equity Plan. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by our compensation committee to be established in connection with this offering.
Severance Arrangements and Change in Control Vesting
Certain of our Named Executive Officers are entitled to receive severance benefits under the terms of their employment agreement upon termination by us without cause. Effective January 1, 2021, our board of directors adopted the Bright Health Management Inc. Severance Benefits Plan (the “2021 Severance Plan”) (as described in further detail below under “2021 Severance Plan”), which supersedes the severance provisions of the employment agreements for all the Named Executive Officers except for Messrs. Mikan and Sheehy, each of whom will continue to be entitled to severance benefits pursuant to their respective employment agreements. We provide these severance benefits in order to provide an overall compensation package that is competitive with that offered by the companies with whom we compete for executive talent. Severance benefits allow our executives to focus on our objectives without concern for their employment security in the event of a termination.
In addition, in Mr. Mikan’s employment agreement provides for accelerated vesting of a portion of his Options in the event of his death (up to one third of the unvested) or if the Company terminates Mr. Mikan’s employment without Cause (the Options that would have vested over the next 12 months) or, if he is terminated without Cause or quits for Sale Good Reason within 12 months after a sale of the Company (full accelerated vesting of unvested Options). each as further described below under “Potential Payments upon Termination or Change in Control.”
Tax and Accounting Implications
Our board of directors operates its compensation programs with the good faith intention of complying with Section 409A of the Code. We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of FASB Accounting Standards Codification Topic 718, Compensation — Stock Compensation, or FASB ASC Topic 718.
Summary Compensation Table
The following table summarizes the total compensation earned by our Named Executive Officers in the fiscal year ended December 31, 2020. We have omitted from this table the columns for Non-Equity Incentive Plan Compensation, Change in Pension Value and Nonqualified Deferred Compensation Earnings, because no Named Executive Officer received such types of compensation during 2020.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Summary Compensation Table
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
G. Mike Mikan Chief Executive Officer 5/1/20 – 12/ 31/20	2020	600,000	585,000	4,141,805	162,018	5,488,823
Cathy Smith Chief Financial Officer	2020	445,096	454,375	672,660	10,125	1,582,256
Robert Sheehy Chief Executive Officer 1/1/20 – 4/30/20	2020	600,000	540,000	2,783,174	17,925	3,941,099
Keith Nelsen General Counsel	2020	265,384	193,600	1,195,830	5,000	1,659,814
Simeon Schindelman Chief Executive Officer – Bright HealthCare	2020	400,000	327,000	525,350	13,031	1,265,381
Sam Srivastava Chief Executive Officer – NeueHealth	2020	400,000	327,000	521,617	12,946	1,261,563

(1)
The amounts reported in this column represent the Named Executive Officer’s base salary earned in 2020. Ms. Smith’s salary was prorated based on her commencement of employment with us on January 6, 2020. Mr. Nelsen’s salary was prorated based on his commencement of employment with us on May 4, 2020.

(2)
The amounts reported in this column represent bonuses awarded at the discretion of our board of directors pursuant to our AIP in 2020. Ms. Smith’s bonus was for her partial year of service with us, which commenced on January 6, 2020. Mr. Nelsen’s bonus was for his partial year of service with us, which commenced on May 4, 2020.

(3)
The amounts reported in this column reflect the aggregate grant date fair value of the Options granted to our Named Executive Officers under the 2016 Equity Plan in 2020, calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in calculating the fair value of the Options is set forth in note 10 to our audited consolidated financial statements.

(4)
“All Other Compensation” for Mr. Mikan includes: (i) an employer non-elective contribution by the Company under the 401(k) plan of $17,925; and (ii) reimbursement for the annual cost of a life insurance policy in the amount of $100,000, including a tax gross-up of $44,093. “All Other Compensation” for the remaining Named Executive Officers includes an employer non-elective contribution by the Company under the 401(k) plan as follows: $10,125 for Ms. Smith; $17,925 for Mr. Sheehy, $5,000 for Mr. Nelsen, $13,031 for Mr. Schindelman, and $12,946 for Mr. Srivastava.

Grants Of Plan Based Awards In 2020
The following table provides information with regard to each grant of plan-based awards made to a Named Executive Officer under any plan during the fiscal year ended December 31, 2020. For additional information regarding equity incentive plan awards, see “Long-Term Equity Incentive Compensation — Option Award Agreement under the 2016 Equity Plan.”

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Grants of Plan Based Awards Table
Name	Award Type	Grant Date(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ share)	Grant Date Fair Value of Stock and Option Awards ($)(2)
G. Mike Mikan	Options	2/19/2020		1,745,000	5.32	2,894,955
	Options	11/19/2020		550,000	6.90	1,246,850
Cathy Smith	Options	2/19/2020		200,000	5.32	331,800
	Options	11/19/2020		150,000	6.90	340,860
Robert Sheehy	Options	2/19/2020		1,336,000	5.32	2,216,424
	Options	11/19/2020		250,000	6.90	566,750
Keith Nelsen	Options	5/28/2020		600,000	5.32	1,025,400
	Options	11/19/2020		75,000	6.90	170,430
Simeon Schindelman	Options	2/19/2020		25,178	5.32	41,070
	Options	5/28/2020		150,000	5.32	257,040
	Options	11/19/2020		100,000	6.90	227,240
Sam Srivastava	Options	2/19/2020		22,889	5.32	37,337
	Options	5/28/2020		150,000	5.32	257,040
	Options	11/19/2020		100,000	6.90	227,240

(1)
The vesting schedule applicable to each Option is set forth in the “— Outstanding Equity Awards at Fiscal Year End Table.”

(2)
The amounts reported in this column do not reflect the actual economic value realized by the Named Executive Officer. The amounts reported in this column represent the grant date fair value of the Options granted to each of the Named Executive Officers in 2020 pursuant to the Option Agreement under the 2016 Equity Plan, calculated in accordance with FASB Accounting Standards Codification Topic 718. The valuation assumptions used in determining such amounts are described in note 10 to our audited consolidated financial statements included in this prospectus.

Outstanding Equity Awards At 2020 Fiscal Year End
The following table provides information with regard to each outstanding equity award held by the Named Executive Officers on December 31, 2020.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Outstanding Equity Awards at Fiscal Year End Table
			Option Awards
Name	Grant Date	Vesting Commencement Date(1)	Number of Securities Underlying Unexercised Options Exercisable (#)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)(3)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date(4)
G. Mike Mikan	1/23/2019	1/15/2019	1,804,062	1,960,938		3.12	1/22/2029
	2/19/2020	2/19/2020		1,745,000		5.32	2/18/2030
	11/19/2020	11/19/2020		550,000		6.90	11/18/2030
Cathy Smith	11/4/2019	1/6/2020		850,000		5.32	11/3/2029
	2/19/2020	2/19/2020		200,000		5.32	2/18/2030
	11/19/2020	12/18/2020		150,000		6.90	11/18/2030
Robert Sheehy	2/19/2020	2/19/2020		1,336,000		5.32	2/18/2030
	11/19/2020	11/19/2020		250,000		6.90	11/18/2030
Keith Nelsen	5/28/2020	5/4/2020		600,000		5.32	5/27/2030
	11/19/2020	12/18/2020		75,000		6.90	11/18/2030
Simeon Schindelman	11/4/2019	9/16/2019	153,079	378,125		5.32	11/3/2029
	2/19/2020	9/16/2019	7,868	17,310		5.32	2/18/2030
	5/28/2020	5/28/2020		150,000		5.32	5/27/2030
	11/19/2020	12/18/2020		100,000		6.90	11/18/2030
Sam Srivastava	11/4/2019	9/16/2019	156,250	343,750		5.32	11/3/2029
	2/19/2020	9/16/2019	7,152	15,737		5.32	2/18/2030
	5/28/2020	5/28/2020		150,000		5.32	5/27/2030
	11/19/2020	12/18/2020		100,000		6.90	11/18/2030

(1)
The Options shown in the table were granted to each Named Executive Officer pursuant to the Option Agreement under the 2016 Equity Plan. The vesting schedule under the Option Agreement provides that subject to the optionholder’s continued service on each applicable vesting date, 25% of the Options will vest on the one year anniversary of the vesting commencement date, and 1/48th of the Options will vest each month for three years thereafter.

(2)
The numbers in this column represent vested Options granted under the 2016 Equity Plan as of December 31, 2020.

(3)
The numbers in this column represent unvested Options granted under the 2016 Equity Plan as of December 31, 2020.

(4)
The expiration date for each of the Options is the date that is ten years after the initial grant date.

Option Exercises And Stock Vested
In 2020, Mr. Schindelman was the only Named Executive Officer who exercised his Options. The following table presents information concerning his exercise of Options on December 23, 2020.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Simeon Schindelman	18,796	29,698

(1)
The amount in this column reflects the difference between the market price of our common stock at the time of exercise on the exercise date ($6.90) and the exercise price of the Option ($5.32).

Employment Agreements, Offer Letters, and Restrictive Covenant Agreements
The Company entered into an employment agreement with each of Messrs. Mikan and Sheehy, and entered into an offer letter with each of Ms. Smith, and Messrs. Schindelman, Srivastava, and Nelsen. Each employment agreement and offer letter sets forth standard terms summarizing annual base salary, bonus and benefits. The employment agreements for Messrs. Mikan and Sheehy contain restrictive covenants, and we have entered into separate restrictive covenant agreements with each of Ms. Smith and Messrs. Schindelman, Srivastava, and Nelsen.
In addition to the below, the employment agreements for Messrs. Mikan and Sheehy and the restrictive covenant agreements for Messrs. Schindelman, Srivastava, and Nelsen also provide for certain severance payments and accelerated vesting that may be due following termination of employment under certain circumstances, subject to execution of a release of claims and compliance with certain restrictive covenants, as described in “Potential Payments upon Termination or Change in Control.”
Mikan Employment Agreement
Pursuant to Mr. Mikan’s amended and restated employment agreement, effective as of December 19, 2019 (the “Mikan Employment Agreement”), Mr. Mikan served as our President, Chief Financial Officer and Member of the Office of the CEO (and since May 1, 2020, has served as our Chief Executive Officer) and Vice Chair of our board of directors. The following terms are provided by the Mikan Employment Agreement.
Employment Term
The Mikan Employment Agreement has no specified employment term and may be terminated by either the Company or Mr. Mikan at any time, with or without notice, and for any reason or no reason.
Compensation and Benefits
Mr. Mikan was entitled to an initial base salary of $300,000 (which was increased to $600,000 in 2020 and $700,000 in 2021), which may be increased at the discretion of the board of directors. In addition, he is eligible to participate in the AIP, pursuant to which he has a target bonus opportunity equal to 50% (which was increased to 75% in 2020 and 85% in 2021) of his annual base salary. In addition, the Mikan Employment Agreement (pursuant to its amendment in 2020) provides that Mr. Mikan is entitled to reimbursement from the Company up to $100,0000 annually for the costs of a life insurance policy (plus the amount of any incremental tax liabilities resulting from such reimbursement).
Restrictive Covenants
Mr. Mikan is subject to the following restrictive covenants: (i) confidentiality during employment and perpetually upon termination, (ii) assignment to the Company of all rights of any intellectual property created during employment and within six months following termination, (iii) non-competition during employment and for one year following termination, and (iv) non-solicitation of employees, no hire, and non-solicitation of customers, suppliers, and other business relations during employment and for one year following termination.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Smith Offer Letter
Pursuant to Ms. Smith’s offer letter, dated December 19, 2019 (the “Smith Offer Letter”), Ms. Smith commenced service as our Chief Financial and Administrative Officer on January 6, 2020. The following terms are provided by the Smith Offer Letter.
Employment Term
The Smith Offer Letter has no specified employment term and can be terminated by either the Company or Ms. Smith at any time, with or without notice, and for any reason or no reason.
Compensation and Benefits
Ms. Smith was entitled to an initial base salary of $300,000 (which was increased to $450,000 in 2020 and $500,000 in 2021). In addition, she is eligible to participate in the AIP, pursuant to which she has a target bonus opportunity equal to 50% (which was increased to 75% in 2020 and 2021) of her base salary.
Restrictive Covenants
We have entered into a restrictive covenant agreement with Ms. Smith, dated January 6, 2020, pursuant to which she is subject to the following restrictive covenants: (i) confidentiality during employment and perpetually upon termination, (ii) assignment to the Company of all rights of any intellectual property created during employment and within six months following termination, (iii) non-competition during employment and for one year following termination, and (iv) non-solicitation of employees, no hire, and non-solicitation of customers, suppliers, and other business relations during employment and for one year following termination.
Sheehy Employment Agreement
Pursuant to Mr. Sheehy’s employment agreement, effective as of March 25, 2016 (the “Sheehy Employment Agreement”), Mr. Sheehy served as our Chief Executive Officer from January 1, 2020 to April 30, 2020. Following Mr. Sheehy’s ceasing to serve as the Chief Executive Officer, only the severance and restrictive covenant provisions of the Sheehy Employment Agreement remain in effect. The following terms are provided by the Sheehy Employment Agreement.
Employment Term
The Sheehy Employment Agreement had no specified employment term and could be terminated by either the Company or Mr. Sheehy at any time, with or without notice, and for any reason or no reason.
Compensation and Benefits
Mr. Sheehy was entitled to an initial base salary of $250,000 (which was increased most recently to $600,000 in 2020 and $400,000 in 2021), which may be adjusted at the discretion of the board of directors (and was decreased to $400,000 effective January 1, 2021 in connection with Mr. Sheehy’s new position as Executive Chairman). In addition, he is eligible to participate in the AIP, pursuant to which he has a target bonus opportunity equal to 75% (which was decreased to 50% effective January 1, 2021) of his annual base salary.
Restrictive Covenants
Mr. Sheehy is subject to the following restrictive covenants: (i) confidentiality during employment and perpetually upon termination, (ii) assignment to the Company of all rights of any intellectual property created during employment and within six months following termination, (iii) non-competition during employment and for two years following termination, and (iv) non-solicitation of employees, no hire, and non-solicitation of customers, suppliers, and other business relations during employment and for two years following termination.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Nelsen Offer Letter
Pursuant to Mr. Nelsen’s offer letter, dated March 26, 2020 (the “Nelsen Offer Letter”), Mr. Nelsen serves as our General Counsel. The following terms are provided by the Nelsen Offer Letter.
Employment Term
The Nelsen Offer Letter has no specified employment term and can be terminated by either the Company or Mr. Nelsen at any time, with or without notice, and for any reason or no reason.
Compensation and Benefits
Mr. Nelsen is entitled to an initial base salary of $400,000 (which was increased to $425,000 in 2021). In addition, he is eligible to participate in the AIP, pursuant to which he has a target bonus opportunity equal to 60% of his base salary.
Restrictive Covenants
We have entered into a restrictive covenant agreement with Mr. Nelsen, dated May 4, 2020, pursuant to which he is subject to the following restrictive covenants: (i) confidentiality during employment and perpetually upon termination, (ii) assignment to the Company of all rights of any intellectual property created during employment and within six months following termination, (iii) non-competition during employment and for one year following termination, and (iv) non-solicitation of employees, no hire, and non-solicitation of customers, suppliers, and other business relations during employment and for one year following termination.
Schindelman Offer Letter
Pursuant to Mr. Schindelman’s offer letter, dated September 11, 2019 (the “Schindelman Offer Letter”), Mr. Schindelman serves as our Chief Executive Officer, Bright Health Plan. The following terms are provided by the Schindelman Offer Letter.
Employment Term
The Schindelman Offer Letter has no specified employment term and can be terminated by either the Company or Mr. Schindelman at any time, with or without notice, and for any reason or no reason.
Compensation and Benefits
Mr. Schindelman was entitled to an initial base salary of $300,000 (which was increased to $400,000 in 2020 and $425,000 in 2021). In addition, he is eligible to participate in the AIP, pursuant to which he has a target bonus opportunity equal to 50% (which was increased to 60% in 2020 and 2021) of his base salary.
Restrictive Covenants
We have entered into a restrictive covenant agreement with Mr. Schindelman, dated September 11, 2019, pursuant to which he is subject to the following restrictive covenants: (i) confidentiality during employment and perpetually upon termination, (ii) assignment to the Company of all rights of any intellectual property created during employment and within six months following termination, (iii) non-competition during employment and for one year following termination, and (iv) non-solicitation of employees, no hire, and non-solicitation of customers, suppliers, and other business relations during employment and for one year following termination.
Srivastava Offer Letter
Pursuant to Mr. Srivastava’s offer letter, dated September 20, 2019 (the “Srivastava Offer Letter”), Mr. Srivastava served as our Chief Operating Officer until March 2021, when he transitioned to the new role of Chief Executive Officer, NeueHealth. The following terms are provided by the Srivastava Offer Letter.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Employment Term
The Srivastava Offer Letter has no specified employment term and can be terminated by either the Company or Mr. Srivastava at any time, with or without notice, and for any reason or no reason.
Compensation and Benefits
Mr. Srivastava was entitled to an initial base salary of $300,000 (which was increased to $400,000 in 2020 and $425,000 in 2021). In addition, he is eligible to participate in the AIP, pursuant to which he has a target bonus opportunity equal to 50% (which was increased to 60% in 2020 and 2021) of his base salary.
Restrictive Covenants
We have entered into a restrictive covenant agreement with Mr. Srivastava, dated September 20, 2019, pursuant to which he is subject to the following restrictive covenants: (i) confidentiality during employment and perpetually upon termination, (ii) assignment to the Company of all rights of any intellectual property created during employment and within six months following termination, (iii) non-competition during employment and for one year following termination, and (iv) non-solicitation of employees, no hire, and non-solicitation of customers, suppliers, and other business relations during employment and for one year following termination.
Equity Compensation Plans
2016 Equity Plan
Purpose
The purpose of the 2016 Equity Plan was to advance the interests of the Company and its stockholders by enabling the Company and its subsidiaries to attract and retain persons of ability to perform services for the Company and its subsidiaries by providing an incentive to such individuals through opportunities for equity participation in the Company and by rewarding such individuals who contribute to the achievement by the Company of its economic objectives.
Administration
The 2016 Equity Plan has been administered by the board of directors. In accordance with and subject to the provisions of the 2016 Equity Plan, the board of directors had the authority to determine all provisions of incentive awards under the 2016 Equity Plan as the board of directors deemed necessary or desirable and as consistent with the terms of the 2016 Equity Plan, including the following: (i) the eligible individuals to be selected as participants under the 2016 Equity Plan; (ii) the nature and extent of the incentive awards to be made to each participant (including the number of shares of our common stock to be subject to each incentive award, any exercise price, the manner in which incentive awards will vest or become exercisable and whether incentive awards will be granted in tandem with other incentive awards) and the form of incentive award agreement, if any, evidencing such incentive award; (iii) the time or times when incentive awards will be granted; (iv) the duration of each incentive award; and (v) the restrictions and other conditions to which the payment or vesting of incentive awards may be subject. In addition, the board of directors had the authority under the 2016 Equity Plan in its sole discretion to pay the economic value of any incentive award in the form of cash, common stock or any combination of both. Each determination, interpretation or other action made or taken by the board of directors pursuant to the provisions of the 2016 Equity Plan was final, conclusive and binding for all purposes and on all persons, including the Company, the stockholders of the Company, the participants and their respective heirs and other successors-in-interest.
Share Reserve
Upon the adoption of the 2016 Equity Plan, there were initially 28,070,760 share of common stock reserved for issuance under the 2016 Equity Plan. As of the date of this offering, the share reserve under the

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
2016 Equity Plan is 33,236,713 shares. The shares of common stock available for issuance under the 2016 Equity Plan may, at the election of the board of directors, be either treasury shares or shares authorized but unissued.
Stock Options
The board of directors may grant incentive stock options or non-qualified stock options under the 2016 Equity Plan, with terms and conditions determined by the board of directors that are not inconsistent with the 2016 Equity Plan. An Option will become exercisable at such times and in such installments and upon such terms and conditions as may be determined by the board of directors in its sole discretion at the time of grant (including (a) the achievement of one or more specified performance objectives; or that (b) the participant remain in the continuous service of the Company or a subsidiary for a certain period); provided that no incentive stock option may be exercisable after 10 years from its date of grant (five years from its date of grant if, at the time the incentive stock option is granted, the participant owns, directly or indirectly, more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary). All Options granted under the 2016 Equity Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such Options on the date such Options are granted (or, with respect to incentive stock options, 110% of the fair market value if, at the time such incentive stock option is granted, the participant owns, directly or indirectly, more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary). The maximum term for Options granted under the 2016 Equity Plan is 10 years from the initial date of grant. However, if an Option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy, or blackout period imposed by us, the term will automatically be extended to the 30th day following the end of such period.
The exercise price for the shares as to which an Option is exercised may be paid to us, to the extent permitted by law, by: (i) tender, or attestation as to ownership, of previously acquired shares (shares of common stock that are already owned by the participant or, with respect to any incentive award, that are to be issued to the participant upon the grant, exercise or vesting of such incentive award) that are acceptable to the board of directors; (ii) by a “net exercise” of the Option; (iii) a promissory note (on terms acceptable to the board of directors in its sole discretion); (iv) such other consideration as may be approved by the board of directors from time to time; or (v) a combination of such methods.
Restricted Shares and Restricted Stock Units
The board of directors may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the board of directors, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2016 Equity Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units.
Other Share-Based Awards
The board of directors may grant other share-based awards under the 2016 Equity Plan, with terms and conditions determined by the board of directors that are not inconsistent with the 2016 Equity Plan. Such incentive awards may involve the transfer of actual shares of common stock to participants or payment in cash or otherwise of amounts based on the value of shares of common stock, and may include incentive awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States. Each other share-based award will be expressed in terms of shares of common stock or units based on shares of common stock, as determined by the board of directors. The board of directors may establish performance objectives in its sole discretion for any other share-based award. If the board of directors exercises its discretion to establish performance objectives for any such incentive awards, the number or value of other share-based awards that will be paid out to the participant will depend on the extent to which the specified performance objectives are met.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Termination of Service
The 2016 Equity Plan provides that if a participant’s service is terminated by reason of death, disability or retirement: (i) all outstanding options held by the participant as of the effective date of such termination will, to the extent exercisable as of the date of such termination, remain exercisable in full for a period of six months after the date of such termination (but in no event after the expiration date of any such option), and options not exercisable as of the date of such termination will be forfeited and terminate; (ii) all restricted stock awards held by the participant as of the effective date of such termination that have not vested as of the date of such termination will be terminated and forfeited; and (iii) all outstanding but unvested restricted stock units and other share-based awards then held by the participant will be terminated and forfeited; however, with respect to any such incentive awards the vesting of which is based on the achievement of specified performance objectives, if a participant’s employment or other service with the Company or any subsidiary, as the case may be, is terminated by reason of death or disability prior to the end of the performance period of such incentive award, but after the conclusion of a portion of the performance period (but in no event less than one year), the board of directors may, in its sole discretion, cause shares of common stock to be delivered or payment made with respect to the participant’s incentive award, but only if otherwise earned for the entire performance period and only with respect to the portion of the applicable performance period completed at the date of such event, with proration based on full fiscal years only and no shares to be delivered for partial fiscal years.
The 2016 Equity Plan provides that if a participant’s service is terminated for any reason other than death, disability or retirement: (i) all outstanding options held by the participant as of the effective date of such termination will, to the extent exercisable as of the date of such termination, remain exercisable in full for a period of 90 days after the date of such termination (but in no event after the expiration date of any such option), and options not exercisable as of the date of such termination will be forfeited and terminate; (ii) all restricted stock awards held by the participant as of the effective date of such termination that have not vested as of the date of such termination will be terminated and forfeited; and (iii) all outstanding but unvested restricted stock units and other share-based awards then held by the participant will be terminated and forfeited.
The 2016 Equity Plan further provides that upon a participant’s termination of service, the board of directors may, in its sole discretion (which may be exercised at any time on or after the date of grant, including following such termination) cause Options (or any part thereof) then held by such participant to terminate, to vest and become exercisable, or to continue to vest and become exercisable or to remain exercisable following such termination of service, and restricted stock awards, restricted stock units or other share-based awards then held by such participant to terminate, vest or become free of restrictions and conditions to payment, as the case may be, following such termination of service, in each case in the manner determined by the board of directors; however (a) no Option may remain exercisable beyond its expiration date and (b) any such action adversely affecting any outstanding incentive award may not be effective without the consent of the affected participant.
If a participant is determined by the board of directors, acting in its sole discretion, to have taken any action that would constitute Cause or an Adverse Action (as such terms are defined in the 2016 Equity Plan), irrespective of whether such action or the board of directors’ determination occurs before or after termination of such participant’s service and irrespective of whether or not the participant was terminated for cause: (a) all rights of the participant under the 2016 Equity Plan and any incentive award agreements evidencing an incentive award then held by the participant will terminate and be forfeited without notice of any kind, and (b) the board of directors in its sole discretion may require the participant to surrender and return to the company all or any shares of common stock received, or to disgorge all or any profits or any other economic value (however defined by the board of directors) made or realized by the participant, during the period beginning one year prior to the participant’s termination of service in connection with any incentive awards or any shares of common stock issued upon the exercise or vesting of any incentive awards.
Effect of Certain Events on 2016 Equity Plan and Awards
In the event of (i) any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, extraordinary dividend or divestiture (including a spin-off) or any other similar change in corporate structure or shares; (ii) any purchase,

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
acquisition, sale, disposition or write-down of a significant amount of assets or a significant business; (iii) any change in accounting principles or practices, tax laws or other such laws or provisions affecting reported results; (iv) any uninsured catastrophic losses or extraordinary non-recurring items as described in Accounting Standards Codification 225-20; or (v) any other similar change, in each case with respect to the Company or any other entity whose performance is relevant to the grant or vesting of an incentive award, the board of directors (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) may, without the consent of any affected participant, amend or modify the vesting criteria (including any performance objectives) of any outstanding incentive award that is based in whole or in part on the financial performance of the Company (or any subsidiary or division or other sub-unit thereof) or such other entity so as equitably to reflect such event, with the desired result that the criteria for evaluating such financial performance of the Company or such other entity will be substantially the same (in the sole discretion of the board of directors of the surviving corporation) following such event as prior to such event.
In event of any change in the corporate structure or shares of the Company, whether through reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin-off) or any other similar change in the corporate structure or shares of the Company, the board of directors (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) will make appropriate adjustment (which determination will be conclusive) as to the number and kind of securities or other property (including cash) available for issuance or payment under the 2016 Equity Plan and, in order to prevent dilution or enlargement of the rights of participants, (a) the number and kind of securities or other property (including cash) subject to outstanding incentive awards, and (b) the exercise price of outstanding Options.
In connection with a change in control, unless provision is made in connection with the change in control in the sole discretion of the parties to the change in control for the assumption or continuation by the successor entity of incentive awards theretofore granted, all outstanding incentive awards granted under this 2016 Equity Plan, whether or not exercisable or vested, as the case may be, will be canceled and terminated and that in connection with such cancellation and termination the holder of any vested incentive award will receive for each share of common stock subject to such incentive award a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities with a fair market value (as determined by the board of directors in good faith) equivalent to such cash payment) equal to the difference, if any, between the consideration received by stockholders of the Company in respect of a share of common stock in connection with such change in control and the purchase price per share, if any, under the incentive award, multiplied by the number of shares of common stock subject to such incentive award that were vested at the time of cancellation (or in which such incentive award is denominated); however, if such product is zero ($0) or less or to the extent that the incentive award is not then vested or exercisable, the incentive award may be canceled and terminated without payment therefor. If any portion of the consideration pursuant to a change in control may be received by holders of shares of common stock on a contingent or delayed basis, the board of directors may, in its sole discretion, determine the fair market value per share of such consideration as of the time of the change in control on the basis of the board of directors’ good faith estimate of the present value of the probable future payment of such consideration. The 2016 Equity Plan further provides that no incentive award may include the acceleration of the vesting or exercisability of such incentive award in connection with a change in control, unless such acceleration provision is approved by the board of directors.
Nontransferability of Awards
Except pursuant to testamentary will or the laws of descent and distribution or as otherwise expressly permitted below, unless approved by the board of directors in its sole discretion, no right or interest of any participant in an incentive award prior to the exercise (in the case of Options) or vesting or issuance (in the case of restricted stock awards, restricted stock units or other share-based awards) of such incentive award will be assignable or transferable, or subjected to any lien, during the lifetime of the participant, either voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise.
A participant will be entitled to designate a beneficiary to receive an incentive award upon such participant’s death, and in the event of such participant’s death, payment of any amounts due under the

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
2016 Equity Plan will be made to, and exercise of any Options may be made by, such beneficiary. Any beneficiary, legal representative, heir or legatee of a participant who receives an incentive award will remain subject to all the terms and conditions applicable to the participant prior to such receipt.
Upon a participant’s request, the board of directors may, in its sole discretion, permit a transfer of all or a portion of a non-qualified stock Option, other than for value, to such participant’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, any person sharing such participant’s household (other than a tenant or employee), a trust in which any of the foregoing have more than 50% of the beneficial interests, a foundation in which any of the foregoing (or the participant) control the management of assets, and any other entity in which these persons (or the participant) own more than 50% of the voting interests. Any permitted transferee will remain subject to all the terms and conditions applicable to the participant prior to the transfer.
Amendment and Termination
The board of directors has the authority, in its sole discretion, to amend the terms of the 2016 Equity Plan or incentive awards with respect to participants resident outside of the United States or employed by a non-U.S. subsidiary in order to comply with local legal requirements, to otherwise protect the Company’s or Subsidiary’s interests, or to meet objectives of the 2016 Equity Plan. The board of directors has the authority to suspend or terminate the 2016 Equity Plan or any portion thereof at any time. The board of directors had authority to amend the 2016 Equity Plan from time to time in such respects as the board of directors may deem advisable in order that incentive awards under the 2016 Equity Plan will conform to any change in applicable laws or regulations or in any other respect the board of directors may deem to be in the best interests of the Company; however no amendments to the 2016 Equity Plan will be effective without approval of the stockholders of the Company if stockholder approval of the amendment is then required pursuant to Section 422 of the Code. No termination, suspension or amendment of the 2016 Equity Plan may adversely affect any outstanding incentive award without the consent of the affected participant.
Dividends and Dividend Equivalents
Subject to the terms of the 2016 Equity Plan, the board of directors in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the board of directors in its sole discretion.
Clawback/Repayment
All incentive awards under the 2016 Equity Plan are subject to forfeiture or other penalties required by applicable law or under the requirements of any stock exchange or market upon which the common stock is then listed or traded. In addition, all incentive awards under the 2016 Equity Plan are subject to any compensation “clawback,” forfeiture or recoupment policy that the board of directors may adopt from time to time that is applicable by its terms to the participant and such forfeiture and/or penalty conditions or provisions as determined by the board of directors and set forth in the applicable incentive award agreement.
2021 Equity Plan
Equity awards under the 2021 Equity Plan will be designed to reward our Named Executive Officers and other service providers for long-term stockholder value creation. The following summary is qualified in its entirety by reference to the 2021 Equity Plan that has been adopted by our board of directors.
Purpose
The purpose of the 2021 Equity Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Administration
The 2021 Equity Plan will be administered by the compensation committee. The compensation committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2021 Equity Plan and any instrument or agreement relating to, or any award granted under, the 2021 Equity Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the compensation committee deems appropriate for the proper administration of the 2021 Equity Plan; adopt sub-plans; and to make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the 2021 Equity Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the compensation committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2021 Equity Plan. Unless otherwise expressly provided in the 2021 Equity Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2021 Equity Plan or any award or any documents evidencing awards granted pursuant to the 2021 Equity Plan are within the sole discretion of the compensation committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders. The compensation committee may make grants of awards to eligible persons pursuant to terms and conditions set forth in the applicable award agreement, including subjecting such awards to performance criteria listed in the 2021 Equity Plan.
Awards Subject to 2021 Equity Plan
The 2021 Equity Plan provides that the total number of shares of common stock that may be issued under the 2021 Equity Plan is                 (the “Absolute Share Limit”). No more than the number of shares of common stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of incentive stock options. The maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $      in total value. Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock may be granted again under the 2021 Equity Plan. Awards may, in the sole discretion of the compensation committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, referred to as substitute awards, and such substitute awards will not be counted against the Absolute Share Limit, except that substitute awards intended to qualify as incentive stock options will count against the limit on incentive stock options described above. No award may be granted under the 2021 Equity Plan after the 10th anniversary of its effective date, but awards granted before then may extend beyond that date.
Stock Options
The compensation committee may grant non-qualified stock options and incentive stock options, under the 2021 Equity Plan, with terms and conditions determined by the compensation committee that are not inconsistent with the 2021 Equity Plan. All options granted under the 2021 Equity Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such options on the date such options are granted (other than in the case of options that are substitute awards). All options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for options granted under the 2021 Equity Plan will be 10 years from the initial date of grant, or with respect to any options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy, or blackout period imposed by us, the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which an option is exercised may be paid to us, to the extent permitted by law, (i) in cash or its equivalent at the time the option is exercised; (ii) in shares having a fair

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the compensation committee (so long as such shares have been held by the participant for at least six months or such other period established by the compensation committee to avoid adverse accounting treatment); or (iii) by such other method as the compensation committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price. Any fractional shares of common stock will be settled in cash.
Stock Appreciation Rights
The compensation committee may grant stock appreciation rights under the 2021 Equity Plan, with terms and conditions determined by the compensation committee that are not inconsistent with the 2021 Equity Plan. The compensation committee may award stock appreciation rights in tandem with options or independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the compensation committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the compensation committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).
Restricted Shares and Restricted Stock Units
The compensation committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the compensation committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2021 Equity Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units.
Other Equity-Based Awards and Cash-Based Awards
The compensation committee may grant other equity-based or cash-based awards under the 2021 Equity Plan, with terms and conditions determined by the compensation committee that are not inconsistent with the 2021 Equity Plan.
Effect of Certain Events on 2021 Equity Plan and Awards
In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change in control), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the compensation committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), being referred to as an “Adjustment Event”), the compensation committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Absolute Share Limit, or any other limit applicable under the 2021 Equity Plan with respect to the number of awards which may be granted thereunder, (B) the number and class of shares of common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the 2021 Equity Plan or any sub-plan and (C) the terms of any outstanding award, including, without limitation, (1) the number and class of shares of common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award, or (3) any applicable performance measures; it being understood that, in the case of any “equity restructuring,” the compensation committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.
In connection with any change in control, the compensation committee may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of awards, or to the extent the surviving entity does not substitute or assume the awards, full acceleration of vesting of, exercisability of, or lapse of restrictions on, as applicable, any awards, provided that (unless the applicable award agreement provides for different treatment upon a change in control) with respect to any performance-vested awards, any such acceleration will be based on (A) the target level of performance if the applicable performance period has not ended prior to the date of such change in control and (B) the actual level of performance attained during the performance period of the applicable performance period has ended prior to the date of such change in control; and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the compensation committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.
Nontransferability of Awards
Each award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the compensation committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.
Amendment and Termination
The compensation committee may amend, alter, suspend, discontinue, or terminate the 2021 Equity Plan or any portion thereof at any time; but no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2021 Equity Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the 2021 Equity Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2021 Equity Plan; and any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.
The compensation committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination). However, except as otherwise permitted in the 2021 Equity Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent. In addition, without stockholder approval, except as otherwise permitted in the 2021 Equity Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the compensation committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (3) the compensation committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.
Dividends and Dividend Equivalents
The compensation committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the compensation committee in its sole discretion. Unless otherwise provided in the award agreement, any dividend payable in respect of any share of restricted stock that remains subject to vesting conditions at the time of payment of such dividend will be retained by the Company and remain subject to the same vesting conditions as the share of restricted stock to which the dividend relates.
Clawback/Repayment
All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the compensation committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to the Company.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our existing 2016 Equity Plan and our 2021 Equity Plan to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.
Potential Payments Upon Termination or Change in Control
Each Named Executive Officer is entitled to potential payments and benefits in connection with a qualifying termination of employment or a change in control. The information below describes and estimates potential payments and benefits to which the Named Executive Officers would be entitled under existing arrangements if a qualifying termination of employment or change in control occurred on December 31, 2020, the last business day of our 2020 fiscal year. These benefits are in addition to benefits available generally to salaried employees. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different from those estimated below. Factors that could affect these amounts include the timing during the year of any such event and our valuation at that time. There can be no assurance that a qualifying termination or change in control would produce the same or similar results as those described below if any assumption used to prepare this information is not correct in fact. We have calculated the acceleration value of Options using the market value of shares of our common stock as of December 31, 2020, as approved by our board of directors, which is based on the most recently completed independent third-party valuation of shares of our common stock and is equal to $6.90 per share (the “Market Value Per Share”).

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Mr. Mikan
Employment Agreement
Severance
Mr. Mikan is not entitled to any severance payments upon termination due to death, disability, or for Cause (as defined in the Mikan Employment Agreement).
Pursuant to the Mikan Employment Agreement, if the Company terminates Mr. Mikan’s employment without Cause, then subject to his continued material compliance with the restrictive covenants and cooperation provisions in the Mikan Employment Agreement and his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates, the Company will pay him an amount equal to two times the sum of the (x) annual base salary and (y) target annual bonus payment in effect as of the termination date, less all applicable withholdings and deductions. The payment of the severance amount will be in substantially equal installments in accordance with the Company’s payroll practice over 12 months commencing within 60 days after the termination date.
Accelerated Vesting
The Mikan Employment Agreement provides that in the event of Mr. Mikan’s death, a number of unvested Options granted to him under the 2016 Equity Plan will become vested as follows: (i) if, at the time of his death, fewer than one third of the Options have vested, then such number of shares will become vested in full automatically such that one third of the Options will be vested; and (ii) if, at the time of his death, one third or more of the Options have vested, then the number of unvested Options as of the date of his death which would have vested over the three month period commencing on the date of his death (assuming continued employment throughout such period) in accordance with the terms of the applicable grant agreements will automatically vest in full.
The Mikan Employment Agreement further provides that if the Company terminates Mr. Mikan’s employment without Cause, the number of unvested Options granted to him under the 2016 Equity Plan as of the termination date which would have vested over the 12 month period commencing on the termination date (assuming continued employment throughout such period) in accordance with the terms of the applicable grant agreements will automatically vest in full.
Finally, the Mikan Employment Agreement provides that upon a sale of the Company in which the consideration is cash or liquid securities or the unvested Options granted to Mr. Mikan under the 2016 Equity Plan are not converted into securities of the acquirer or the Company’s successor, as the case may be on the same terms as shares of our common stock, if the executive is offered employment with the acquirer on terms no less favorable to the executive in the aggregate than the terms on which the executive is then-employed by the Company, then the unvested Options will be cancelled in connection with such sale of the Company and will be converted into a contingent right to receive an amount in cash (the Holdback Amount) equal to the proceeds that would otherwise be payable to the executive in respect of such unvested shares in connection with such sale of the Company had such unvested shares become vested immediately prior to such sale of the Company and had been exercised and sold at the time of the sale of the Company. The Holdback Amount will not be paid to the executive at the closing of such sale of the Company, but rather will be withheld by the acquirer at the closing of such sale of the Company and paid to the executive on the earliest to occur of (a) the date that is the 12-month anniversary of the closing of such sale of the Company, (b) the date on which the executive is terminated without Cause and (c) the date on which the executive resigns for Sale Good Reason (as defined in the Mikan Employment Agreement), so long as, in the case of this clause (c), such date is at least six months following the closing of such sale of the Company. In the event that the executive resigns for any reason other than for Sale Good Reason or is terminated for Cause prior to the 12-month anniversary of the closing of such sale of the Company, the executive’s right to receive the Holdback Amount (or any portion thereof) will be forfeited without any payment thereof. If Mr. Mikan is (y) terminated without Cause in connection with a sale of the Company or (z) not offered employment with the acquirer in connection with a sale of the Company on terms no less favorable to the executive in the aggregate than the terms on which the executive is then-employed by the Company, then in either case all unvested Options will automatically vest in full immediately prior to such sale of the Company.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Definitions
Under the Mikan Employment Agreement, “Cause” is defined as one or more of the following: (i) a material breach of the Mikan Employment Agreement by the executive and the executive’s failure to cure such breach within 10 business days following written notice by the Company; (ii) a breach of the executive’s duty of loyalty to the Company; (iii) the indictment or charging of the executive of, or the plea by the executive of nolo contendere to, a felony or a misdemeanor involving moral turpitude or other willful act or omissions causing material harm to the standing and reputation of the Company; (iv) the executive’s repeated failure to perform in any material respect his duties under the Mikan Employment Agreement, and the executive’s failure to cure such failures within 10 business days following written notice by the Company; (v) theft, embezzlement, or willful misappropriation of funds or property of the Company by the executive; (vi) a material violation by the executive of the Company’s written employment policies, and the executive’s failure to cure such violation within 10 business days following written notice by the Company; or (vii) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the willful destruction or willful failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation. Notwithstanding the foregoing, the executive will not be deemed to have been terminated for Cause unless and until there has been delivered to executive a written statement, executed by the Chairman of our board of directors (after reasonable notice to the executive and an opportunity for the executive to be heard by the Board), stating that in the good faith opinion of the Chairman of our board of directors the executive was guilty of conduct constituting “Cause” as set forth above and specifying the particulars thereof in reasonable detail.
Under the Mikan Employment Agreement, “Sale Good Reason” means the executive’s voluntary termination of employment with the Company or the acquiror following the occurrence of any of the following without the executive’s written consent: (i) a material reduction or change in job duties, responsibilities or requirements inconsistent with the executive’s position, provided that a mere change in title following a sale of the Company will not constitute Sale Good Reason, so long as the executive is assigned to a position that is substantially equivalent to the position held prior to the Sale of the Company in terms of job duties, responsibilities and requirements; (ii) a material reduction in the executive’s compensation; (iii) the executive’s refusal to relocate the principal place for performance of his duties to a location more than 50 miles from the location at which he performed his duties at the time of the sale of the Company.
Potential Payments to Mr. Mikan upon Termination
Benefit	Termination Without Cause other than in connection with Change in Control ($)	Death ($)	Termination Without Cause in connection with Change in Control ($)
Cash Severance Payment (Salary and Bonus)	2,100,000(1)		2,100,000(1)
Option Value	4,821,595(2)	8,331,380(3)	10,169,446(4)
Total	6,921,595	8,331,380	12,269,446

(1)
Pursuant to the Mikan Employment Agreement, if the Company terminates Mr. Mikan’s employment without Cause, then subject to his continued material compliance with the restrictive covenants and cooperation provisions in the Mikan Employment Agreement and his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates, the Company will pay him an amount equal to two times the sum of the (x) annual base salary and (y) target annual bonus payment in effect as of the termination date, less all applicable withholdings and deductions.

(2)
The Mikan Employment Agreement provides that if the Company terminates Mr. Mikan’s employment without Cause, the number of unvested Options granted to him under the 2016 Equity Plan as of the termination date which would have vested over the 12 month period commencing on the termination date

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
(assuming continued employment throughout such period) in accordance with the terms of the applicable grant agreements will automatically vest in full. The amount above represents the acceleration value for the vesting of unvested Options over a 12 month period following a termination date of December 31, 2020, calculated as the sum of (i) $3,557,925, which is the product of (A) the difference between the Market Value Per Share and the exercise price ($3.12), and (B) 941,250 Options granted on January 23, 2019; (ii) $1,263,670, which is the product of (A) the difference between the Market Value Per Share and the exercise price ($5.32), and (B) 799,791 Options granted on February 19, 2020; and (iii) $0, which is the product of (A) the difference between the Market Value Per Share and the exercise price ($6.90), and (B) 148,958 Options granted on November 19, 2020.
(3)
The Mikan Employment Agreement provides that in the event of Mr. Mikan’s death, a number of unvested Options granted to him under the 2016 Equity Plan will become vested as follows: (i) if, at the time of his death, fewer than one third of the Options have vested, then such number of Options will become vested in full automatically such that one third of the Options will be vested; and (ii) if, at the time of his death, one third or more of the Options have vested, then the number of unvested Options as of the date of his death which would have vested over the three month period commencing on the date of his death (assuming continued employment throughout such period) in accordance with the terms of the applicable grant agreements will automatically vest in full. The amount above represents the acceleration value for the vesting of unvested Options in the event of the executive’s termination due to death on December 31, 2020, calculated as the sum of (i) $7,412,346, which is the product of (A) the difference between the Market Value Per Share and the exercise price ($3.12), and (B) 1,960,938 Options granted on January 23, 2019; (ii) $919,034, which is the product of (A) the difference between the Market Value Per Share and the exercise price ($5.32), and (B) 581,667 Options granted on February 19, 2020; and (iii) $0, which is the product of (A) the difference between the Market Value Per Share and the exercise price ($6.90), and (B) 183,333 Options granted on November 19, 2020.

(4)
The Mikan Employment Agreement provides that if Mr. Mikan is (y) terminated without Cause in connection with a sale of the Company or (z) not offered employment with the acquirer in connection with a sale of the Company on terms no less favorable to the executive in the aggregate than the terms on which the executive is then-employed by the Company, then in either case all unvested Options will automatically vest in full immediately prior to such sale of the Company. The amount above represents the acceleration value of the unvested Options, calculated as the sum of (i) $7,412,346, which is the product of (A) the difference between the Market Value Per Share and the exercise price ($3.12), and (B) 1,960,938 Options granted on January 23, 2019; (ii) $2,757,100, which is the product of (A) the difference between the Market Value Per Share and the exercise price ($5.32), and (B) 1,745,000 Options granted on February 19, 2020; and (iii) $0, which is the product of (A) the difference between the Market Value Per Share and the exercise price ($6.90), and (B) 550,000 Options granted on November 19, 2020.

Ms. Smith
Offer Letter
Ms. Smith is not entitled to any severance payments under the Smith Offer Letter or under her restrictive covenants agreement.
Mr. Sheehy
Employment Agreement
Severance
Mr. Sheehy is not entitled to any severance payments upon termination due to death, disability, or for Cause (as defined in the Sheehy Employment Agreement).
Pursuant to the Sheehy Employment Agreement, if the Company terminates Mr. Sheehy’s employment without Cause, then subject to his continued material compliance with the restrictive covenants and cooperation provisions in the Sheehy Employment Agreement and his timely execution, without revocation,

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
of an effective release of claims in favor of the Company and its affiliates, the Company will pay him an amount equal to six months’ base salary in effect as of the termination date, less all applicable withholdings and deductions. The payment of the severance amount will be in substantially equal installments in accordance with the Company’s payroll practice over six months commencing within 60 days after the termination date.
Definitions
The Sheehy Employment Agreement contains the same definition of “Cause” as the Mikan Employment Agreement.
Potential Payments to Mr. Sheehy upon Termination Without Cause
Benefit	Termination Without Cause ($)
Cash Severance Payment (Salary)	300,000(1)
Total	300,000

(1)
Pursuant to the Sheehy Employment Agreement, if the Company terminates Mr. Sheehy’s employment without Cause, then subject to his continued material compliance with the restrictive covenants and cooperation provisions in the Sheehy Employment Agreement and his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates, the Company will pay him an amount equal to six months’ base salary in effect as of the termination date, less all applicable withholdings and deductions.

Mr. Nelsen
Offer Letter
Mr. Nelsen is not entitled to any severance payments under the Nelsen Offer Letter.
Restrictive Covenant Agreement
Mr. Nelsen’s restrictive covenant agreement provides that upon his termination other than for Cause (as defined therein), the non-compete and non-solicit covenants will be contingent on the Company’s continuation of payment of the executive’s then base salary during the six months following the termination date, subject to his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates.
Under Mr. Nelsen’s restrictive covenant agreement, “Cause” is defined as (i) the executive’s conviction of or plea of guilty to any gross misdemeanor involving dishonesty, fraud or breach of trust, or a felony; (ii) the executive’s engagement in illegal or gross misconduct that materially injures the Company, monetarily or otherwise; or (iii) the executive’s gross neglect of his duties after written notice of such neglect and failure to cure within 30 days of such written notice.
Potential Payments to Mr. Nelsen upon Termination Without Cause
Benefit	Termination Without Cause ($)
Cash Severance Payment (Salary)	200,000(1)
Total	200,000

(1)
Mr. Nelsen’s restrictive covenant agreement provides that upon his termination other than for Cause (as defined therein), the non-compete and non-solicit covenants will be contingent on the Company’s

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
continuation of payment of the executive’s then base salary during the six months following the termination date, subject to his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates.
Mr. Schindelman
Offer Letter
Mr. Schindelman is not entitled to any severance payments under the Schindelman Offer Letter.
Restrictive Covenant Agreement
Mr. Schindelman’s restrictive covenant agreement provides that upon his termination other than for Cause (as defined therein), the non-compete and non-solicit covenants will be contingent on the Company’s payment to the executive of an amount equal to his then base salary plus the bonus paid to him in the prior year, in equal installments during the 12 months following the termination date, subject to his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates.
Under Mr. Schindelman’s restrictive covenant agreement, “Cause” is defined as (i) the executive’s conviction of or plea of guilty to any gross misdemeanor involving dishonesty, fraud or breach of trust, or a felony; (ii) the executive’s engagement in illegal or gross misconduct that materially injures the Company, monetarily or otherwise after written notice of such injury and failure to cure within 30 days of such written notice; or (iii) the executive’s gross neglect of his duties after written notice of such neglect and failure to cure within 30 days of such written notice.
Potential Payments to Mr. Schindelman upon Termination Without Cause
Benefit	Termination Without Cause ($)
Cash Severance Payment (Salary and Bonus)	421,875(1)
Total	421,875

(1)
Mr. Schindelman’s restrictive covenant agreement provides that upon his termination other than for Cause (as defined therein), the non-compete and non-solicit covenants will be contingent on the Company’s payment to the executive of an amount equal to his then base salary ($400,000) plus the bonus paid to him in the prior year ($21,875), in equal installments during the 12 months following the termination date, subject to his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates.

Mr. Srivastava
Offer Letter
Mr. Srivastava is not entitled to any severance payments under the Srivastava Offer Letter.
Restrictive Covenant Agreement
Mr. Srivastava’s restrictive covenant agreement provides that upon his termination other than for Cause (as defined therein), consideration for the non-compete and non-solicit covenants (whether or not waived by the Company) will be the Company’s continuation of payment of the executive’s then base salary during the 12 months following the termination date, subject to his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates.
Under Mr. Srivastava’s restrictive covenant agreement, “Cause” is defined as (i) the executive’s conviction of or plea of guilty to any gross misdemeanor involving dishonesty, fraud or breach of trust, or a felony; (ii) the executive’s engagement in illegal or gross misconduct that materially injures the Company,

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
monetarily or otherwise; or (iii) the executive’s gross neglect of his duties after written notice of such neglect and failure to cure within 30 days of such written notice.
Potential Payments to Mr. Srivastava upon Termination Without Cause
Benefit	Termination Without Cause ($)
Cash Severance Payment (Salary)	400,000(1)
Total	400,000

(1)
Mr. Srivastava’s restrictive covenant agreement provides that upon his termination other than for Cause (as defined therein), consideration for the non-compete and non-solicit covenants (whether or not waived by the Company) will be the Company’s continuation of payment of the executive’s then base salary during the 12 months following the termination date, subject to his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates.

2021 Severance Plan
Effective January 1, 2021, our board of directors adopted the 2021 Severance Plan, which is intended to cover all eligible employees except for Messrs. Mikan and Sheehy, each of whom are entitled to severance benefits pursuant to their respective employment agreements and will accordingly continue to be entitled to such benefits. For all eligible employees except for Messrs. Mikan and Sheehy, the benefits provided under the 2021 Severance Plan are intended to replace and supersede all other severance, employment agreements, offer letters and/or severance type benefit plans or agreements, formal and informal, of the Company. The 2021 Severance Plan will be administered by our Chief People Officer (or such other person or persons as determined by our board of directors).
An employee is eligible for benefits under the 2021 Severance Plan if the employee:
•
is regularly scheduled to work at least 30 hours per week;

•
has completed 90 days of active employment with the Company (or an affiliate);

•
is not an “excluded employee” pursuant to the 2021 Severance Plan;

•
performs all transition and other matters required of the participant by the Company prior to the date of the participant’s involuntary termination;

•
has executed the applicable restrictive covenant agreement (depending on such employee’s grade level); and

•
executes, returns and does not revoke a release of claims in favor of the Company and its affiliates.

An eligible employee is entitled to severance benefits if such employee is terminated for reasons determined by the administrator to be an “involuntary termination” of employment of a participant by the Company (or an affiliate) for reasons beyond the participant’s control or by the participant for Good Reason (as defined in the 2021 Severance Plan).
For purposes of the 2021 Severance Plan, a participant’s termination of employment is not an involuntary termination if such termination is:
•
a termination by the Company or affiliate for Cause (as defined in the 2021 Severance Plan);

•
a voluntary termination by a participant other than for Good Reason;

•
a termination by the participant prior to the date specified by the Company (or affiliate) for a participant’s involuntary termination of the participant’s active employment with the Company or affiliate; or

•
a termination on account of the participant’s death or disability.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Severance pay under the 2021 Severance Plan will be paid for the number of weeks (the Severance Period) determined under the following schedule. Severance pay will be paid at regular payroll intervals following the participant’s last day worked.
Employee Level	Employee Grade	Weeks of Severance Pay
Executive Leadership Team	23 – 24	18 months
Senior Vice President	20 – 22	12 months
Vice President	19	6 months
Director and Senior Director	17 – 18	Four weeks plus one week for each completed year of service, with a minimum of 12 weeks and a maximum of 26 weeks
All other employees	10 – 16	Four weeks plus one week for each completed year of service, with a maximum of 26 weeks
Participants will be entitled to elect and pay for continued coverage under the Company’s group medical, dental and/or vision plans pursuant to COBRA, in accordance with ordinary plan practices. If a participant was enrolled in the Company’s group medical, dental and/or vision plans at the time of the participant’s termination of employment and timely elects continuation coverage under COBRA, the Company will, on a monthly basis, directly pay for the amount of the COBRA coverage cost for medical plan coverage that is in excess of the cost of coverage payable by an active employee of the Company for the “benefit subsidy period.” The benefit subsidy period begins immediately following the month active employee coverage terminates on account of the participant’s termination of employment, and includes the period of time determined under the following schedule:
Employee Level	Employee Grade	Benefit Subsidy Period
Executive Leadership Team	23 – 24	18 months
Senior Vice President	20 – 22	12 months
Vice President	19	6 months
Director and Senior Director	17 – 18	Each calendar month during the Severance Period, with a minimum of 3 months and maximum of 6 months
All other employees	10 – 16	Each calendar month during the Severance Period, with a maximum of 6 months.
If a participant is at a level of Vice President or higher (Grade 19 to 24), the participant will be paid a prorated portion of the bonus, if any, payable in accordance with the terms of the applicable Company bonus plan for the calendar year in which the participant’s termination of employment occurs (other than any requirement that participant remain employed through the end of the calendar year or at the time of payment), with such proration based on the full calendar months of the participant’s employment during such year. The prorated bonus will be based on Company performance impacting bonus eligible employees and will be paid at the time the Company pays the bonus to other employees, but not later than March 15th of calendar year following the end of the calendar year in which the participant’s employment terminated.
In the event of a termination of employment within 12 months following the occurrence of a Change in Control, the following provisions will apply:
•
The severance pay determined pursuant to the table above will be paid in a single lump sum as soon as practicable, but not later than 60 days, following the participant’s termination of employment.

•
For a participant who is at a level of Senior Vice President or greater (Grade 20 to 24), the bonus described above will be equal to 100% of the participant’s target bonus amount, and will be paid in a lump sum within 60 days following the participant’s termination of employment.

•
For a participant who is at a level of Senior Vice President or greater (Grade 20 to 24), any unvested outstanding equity award subject to time-based vesting will vest in full at the time of the participant’s termination of employment.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
In order to be entitled to any severance benefits under the 2021 Severance Plan, a participant must sign a release of claims and restrictive covenant agreement, which will include non-competition, non-solicitation and non-disparagement provisions for the following periods:
Employee Grade	Non-competition, non-solicitation and non-disparagement period
23 – 24	18 months
19 – 22	12 months
10 – 18	For the Severance Period (defined above)
Under the 2021 Severance Plan, the Company may recover, or “claw back,” from a participant any amounts previously paid pursuant to the 2021 Severance Plan if, following such payment, the administrator becomes aware of circumstances existing on the date of payment that could reasonably have been grounds for the participant’s termination of employment for Cause or if the participant violates the terms of the restrictive covenant agreement and/or release of claims.
Director Compensation
Prior to 2020, none of our directors received compensation for their service on our board of directors, other than grants of stock options. Our non-employee directors in 2020 included Messrs. Adkins, Immelt, and Kadre and Ms. Allen. Beginning in 2020, we compensated our non-employee directors who were not associated with any of our shareholders (Mr. Adkins, Ms. Allen, and Mr. Kadre), with an annual cash retainer in the amount of $20,000. In addition, in 2020, the non-employee directors including Mr. Immelt (our non-employee director who did not receive an annual cash retainer due to his association with New Enterprise Associates) received a one-time grant of 180,000 Options pursuant to the 2016 Equity Plan. The Options vest 25% on the non-employee director’s anniversary date of joining the board of directors and then 1/48th monthly for the remaining three-year tenure. The non-employee directors in 2020 were also reimbursed for reasonable out-of-pocket expenses associated with travel and attending meetings, and they do not receive any additional compensation for attending regular board of directors meetings. Employee directors do not receive any compensation for serving as a director.
The following table contains information concerning the compensation of Messrs. Adkins, Immelt, and Kadre and Ms. Allen, our non-employee directors in 2020. Mr. Mikan did not receive any additional compensation for his service as Vice Chair of our board of directors in 2020. None of our other directors (Jeffrey Folick, Linda Gooden, Stephen Kraus, Mohamad Makhzoumi, and Adair Newhall) were compensated by the Company for their service on our board of directors in 2020.
Director Compensation Table for 2020
Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)(4)	Total ($)
Kedrick D. Adkins Jr.	17,250	298,620	315,870
Naomi Allen	17,250	298,620	315,870
Jeffrey R. Immelt	—	308,448	308,448
Manuel Kadre	2,300	408,060	410,360

(1)
Amounts reflect the aggregate amount of cash retainers paid during 2020. Each of the non-employee directors commenced service on our board of directors in 2020, and each of the cash retainers for Mr. Adkins, Ms. Allen, and Mr. Kadre were prorated based on the date of their commencement of service. Mr. Adkins and Ms. Allen have served as directors since February 2020, and Mr. Kadre has served as a director since November 2020.

(2)
Amounts reflect the full grant-date fair value of Options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. See

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
note 10, Share-Based Compensation to our audited consolidated financial statements included in this prospectus for the assumptions used in calculating these values.
(3)
Each non-employee director has been granted Options under the 2016 Equity Plan, which contains the following vesting terms: 25% vest on the non-employee director’s anniversary date of joining the board of directors and then 1/48th vest monthly for the remaining three-year tenure.

(4)
As of December 31, 2020 each non-employee director in the table above holds 180,000 Options under the 2016 Equity Plan, all of which are unvested.

Our board of directors reviews and assesses non-employee director pay levels every year. This process involves a review of competitive market data, including an assessment of our director compensation policy against the director compensation programs of companies in our executive compensation peer group and an update on recent trends in director compensation.
Effective upon the consummation of this offering, we expect to adopt an annual compensation policy pursuant to which each of our non-employee directors will be entitled to compensation for their service on our board of directors.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Preferred Stock Financings
The following table summarizes purchases of our preferred stock since January 1, 2018 by our executive officers, directors and holders of more than 5% percent of any class of our capital stock and their affiliated entities. None of our executive officers has purchased shares of preferred stock since January 1, 2018.
Name	Shares of Series C Preferred Stock(1)	Shares of Series D Preferred Stock(2)	Shares of Series E Preferred Stock(3)	Aggregate Purchase Price
				(in thousands)
New Enterprise Associates and affiliated funds(4)	8,471,262	28,572,947	6,970,570	$ 636,623
Bessemer Venture Partners and affiliated funds(5)	3,258,177	3,993,424	2,599,257	138,071
Greenspring and affiliated funds(6)	2,606,540	1,663,924	1,714,200	80,000
Jeffrey Folick(7)	32,079	13,311	—	446
Jeffery R. Immelt(8)	—	13,311	14,693	500

(1)
Our Series C preferred stock was issued in November 2018.

(2)
Our Series D preferred stock was issued in December 2019 and April 2020.

(3)
Our Series E preferred stock was issued in September and October 2020.

(4)
New Enterprise Associates is one of our principal stockholders. See the section titled “Principal Stockholders” for more information. Messrs. Makhzoumi and Immelt, members of our board of directors, are partners at New Enterprise Associates.

(5)
Bessemer Venture Partners is one of our principal stockholders. See the section titled “Principal Stockholders” for more information. Mr. Kraus, a member of our board of directors, is a partner at Bessemer Venture Partners.

(6)
Greenspring is one of our principal stockholders. See the section titled “Principal Stockholders” for more information. Mr. Newhall, a member of our board of directors, is a principal at Greenspring.

(7)
Mr. Folick is a member of our board of directors.

(8)
Mr. Immelt is a member of our board of directors.

Registration Rights Agreement
We are party to a registration rights agreement with certain of our stockholders including New Enterprise Associates, Bessemer Venture Partners, Greenspring and certain of their affiliates.
The registration rights agreement contains provisions that entitle the stockholder parties thereto to certain rights to have their securities registered by us under the Securities Act. New Enterprise Associates and Bessemer Venture Partners will be entitled to three “demand” registrations in the aggregate, subject to certain limitations. In addition, the stockholder parties to the registration rights agreement, including New Enterprise Associates, Bessemer Venture Partners, Greenspring, are entitled to customary “piggyback” registration rights. The registration rights agreement provides that we will pay certain expenses of the stockholder parties relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act. These securities will represent approximately    % of our outstanding common stock after this offering, or    % if the underwriters exercise in full their option to purchase additional shares.
Stockholders’ Agreement
In connection with our preferred stock financings, we entered into an amended and restated stockholders’ agreement, containing provisions relating to board composition and representation, voting

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
rights, transfer restrictions, information rights, rights of first refusal, “drag” and “tag-along” rights and pre-emptive rights, among other things, with certain holders of our preferred stock and certain holders of our common stock, including entities affiliated with New Enterprise Associates, Bessemer Venture Partners and Greenspring. Upon the closing of this offering, the stockholders’ agreement will terminate and none of our stockholders will have any special rights described in the foregoing.
Employment Agreements
We have entered into employment agreements with our executive officers. For more information regarding employment agreements with our named executive officers, see the section titled “Executive and Director Compensation — Executive Compensation — Employment Agreements, Offer Letters, and Restrictive Covenant Agreements.”
Indemnification of Directors and Officers
We have entered, or will enter, into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, together with our amended and restated bylaws, will provide that we will jointly and severally indemnify each indemnitee to the fullest extent permitted by the DGCL from and against all loss and liability suffered and expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending, or completed action, suit or proceeding. Additionally, we will agree to advance to the indemnitee all out-of-pocket costs of any type or nature whatsoever incurred in connection therewith. See “Description of Capital Stock — Limitations on Liability and Indemnification of Officers and Directors.”
Related Persons Transaction Policy
Prior to the completion of this offering, our board of directors will adopt a written policy on transactions with related persons, which we refer to as our “related person policy.” Our related person policy will require that all “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will communicate that information to our board of directors or to a duly authorized committee thereof. Our related person policy will provide that no related person transaction entered into following the completion of this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee thereof. It will be our policy that any directors interested in a related person transaction must recuse themselves from any vote on a related person transaction in which they have an interest.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
PRINCIPAL STOCKHOLDERS
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the common stock of Bright Health Group, Inc. as of           , 2021:
•
each person known by us to own beneficially 5% or more of our outstanding shares of common stock;

•
each of our directors;

•
each of our named executive officers; and

•
our directors and executive officers as a group.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the           shares of our common stock issued and outstanding as of           , 2021, assuming the automatic conversion of all outstanding shares of our preferred stock into an equal number of shares of common stock upon the closing of this offering, except with respect to our 32,438,580 outstanding shares of Series A preferred stock which shall be convertible into an aggregate of 7,339,201 shares of common stock. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering assuming an initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus. An increase or decrease in the assumed initial public offering price will impact the number of shares outstanding after consummation of this offering and the number of shares held by the persons and entities referred to in the table set forth below.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.
Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.
Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o 8000 Norman Center Drive, Suite 1200, Minneapolis, MN 55437.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Shares Beneficially Owned After The Offering
	Shares Beneficially Owned Prior To The Offering		If Underwriters’ Option To Purchase Additional Shares Is Not Exercised		If Underwriters’ Option To Purchase Additional Shares Is Exercised In Full
Name Of Beneficial Owner	Shares	Percentage	Shares	Percentage	Shares	Percentage
5% Stockholders:
New Enterprise and affiliated funds(1)
Bessemer Venture Partners and affiliated funds(2)
Greenspring and affiliated funds(3)
Directors and Named Executive Officers(4):
G. Mike Mikan
Catherine R. Smith
Sam Srivastava
Keith Nelsen
Simeon Schindelman
Robert J. Sheehy(5)
Kedrick D. Adkins Jr.
Naomi Allen
Jeffrey Folick(6)
Linda Gooden
Jeffery R. Immelt(7)
Manuel Kadre
Stephen Kraus(2)
Mohamad Makhzoumi(1)
Adair Newhall(3)
All directors and executive officers as a group (16 persons)

*
Indicates beneficial ownership of less than 1%.

(1)
Consists of (i)           shares of common stock issuable upon conversion of the Series A preferred stock,           shares of common stock issuable upon conversion of the Series B preferred stock,           shares of common stock issuable upon conversion of the Series C preferred stock,           shares of common stock issuable upon conversion of the Series D preferred stock and           shares of common stock, in each case, held by New Enterprise Associates 15, L.P., or NEA 15, (ii)           shares of common stock issuable upon conversion of the Series D preferred stock held by NEA 15 Opportunity Fund, L.P., or NEA 15 OF, (iii)           shares of common stock issuable upon conversion of the Series A preferred stock,           shares of common stock issuable upon conversion of the Series B preferred stock and           shares of common stock, in each case, held by NEA Ventures 2016 L.P., or NEA Ventures, (iv)           shares of common stock issuable upon conversion of the Series C preferred stock,           shares of common stock issuable upon conversion of the Series D preferred stock and           shares of common stock issuable upon conversion of the Series E preferred stock, in each case, held by New Enterprise Associates 16, L.P., or NEA 16, (v)           shares of common stock issuable upon conversion of the Series D preferred stock and           shares of common stock issuable upon conversion of the Series E preferred stock, in each case, held by New Enterprise Associates 17, L.P., or NEA 17, (vi)           shares of common stock issuable upon conversion of the Series D preferred stock held by NEA BH SPV, L.P., or BH SPV, and (vii)           shares of common stock issuable upon conversion of the Series E

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
preferred stock held by NEA BH SPV II, L.P., or BH SPV  II. The shares directly held by NEA 15 are indirectly held by NEA Partners 15, L.P., or NEA Partners 15, the sole general partner of NEA 15, NEA 15 GP, LLC, or NEA 15 LLC, the sole general partner of NEA Partners 15 and each of the individual managers of NEA 15 LLC. The individual managers, or collectively, the NEA 15 Managers, of NEA 15 LLC are Forest Baskett, Anthony A. Florence, Jr., Mohamad Makhzoumi, Joshua Makower, Scott D. Sandell and Peter Sonsini. The NEA 15 Managers share voting and dispositive power with regard to the shares held by NEA 15. The shares directly held by NEA 15 OF are indirectly held by NEA Partners 15-OF, L.P., or NEA Partners 15-OF, the sole general partner of NEA 15 OF, NEA 15 LLC, the sole general partner of NEA Partners 15-OF and each of the NEA 15 Managers. The NEA 15 Managers share voting and dispositive power with regard to the shares held by NEA 15 OF. Karen P. Welsh, the general partner of NEA Ventures, has sole voting and dispositive power with regard to the shares held by NEA Ventures. The shares directly held by NEA 16 are indirectly held by NEA Partners 16, L.P., or NEA Partners 16, the sole general partner of NEA 16, NEA 16 GP, LLC, or NEA 16 LLC, the sole general partner of NEA Partners 16 and each of the individual managers of NEA 16 LLC. The individual managers, or collectively, the NEA 16 Managers, of NEA 16 LLC are Forest Baskett, Ali Behbahani, Carmen Chang, Anthony A. Florence, Jr., Mohamad Makhzoumi, Joshua Makower, Scott D. Sandell, Paul Walker, and Peter Sonsini. The NEA 16 Managers share voting and dispositive power with regard to the shares held by NEA 16. The shares directly held by NEA 17 are indirectly held by NEA Partners 17, L.P., or NEA Partners 17, the sole general partner of NEA 17, NEA 17 GP, LLC, or NEA 17 LLC, the sole general partner of NEA Partners 17 and each of the individual managers of NEA 17 LLC. The individual managers, or collectively, the NEA 17 Managers, of NEA 17 LLC are Forest Baskett, Ali Behbahani, Carmen Chang, Anthony A. Florence, Jr., Liza Landsman, Edward Mathers, Mohamad Makhzoumi, Joshua Makower, Scott D. Sandell, Paul Walker, Rick Yang, and Peter Sonsini. The NEA 17 Managers share voting and dispositive power with regard to the shares held by NEA 17. The shares directly held by BH SPV are indirectly held by NEA BH SPV GP, LLC or SPV LLC, the sole general partner of BH SPV, and each of the NEA 17 Managers. The NEA 17 Managers share voting and dispositive power with regard to the shares held by BH SPV. The shares directly held by BH SPV II are indirectly held by SPV LLC, the sole general partner of BH SPV II, and each of the NEA 17 Managers. The NEA 17 Managers share voting and dispositive power with regard to the shares held by BH SPV II. Mr. Makhzoumi, a member of our board of directors, has no dispositive power with regard to any shares held by NEA Ventures. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The address for the above referenced entities is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.
(2)
Consists of (i)           shares of common stock issuable upon conversion of the Series A preferred stock,           shares of common stock issuable upon conversion of the Series B preferred stock,           shares of common stock issuable upon conversion of the Series C preferred stock,           shares of common stock issuable upon conversion of the Series D preferred stock,           shares of common stock issuable upon conversion of the Series E preferred stock and           shares of common stock, in each case, held by Bessemer Venture Partners IX L.P., or Bessemer IX, (ii)           shares of common stock issuable upon conversion of the Series A preferred stock,           shares of common stock issuable upon conversion of the Series B preferred stock,           shares of common stock issuable upon conversion of the Series C preferred stock,           shares of common stock issuable upon conversion of the Series D preferred stock,           shares of common stock issuable upon conversion of the Series E preferred stock and           shares of common stock, in each case, held by Bessemer Venture Partners IX Institutional L.P., or Bessemer Institutional, (iii)           shares of common stock issuable upon conversion of the Series D preferred stock and           shares of common stock issuable upon conversion of the Series E preferred stock, in each case, held by Bessemer Venture Partners Century Fund L.P., or Bessemer Century, and (iv)           shares of common stock issuable upon conversion of the Series D preferred stock and           shares of common stock issuable upon conversion of the Series E preferred stock, in each case, held by Bessemer Venture Partners Century Fund Institutional L.P., or Bessemer Century Institutional (together with Bessemer IX, Bessemer Institutional and Bessemer Century, the “Bessemer Entities”). Deer IX & Co. L.P., or Deer IX L.P., is the general partner of Bessemer IX and Bessemer Institutional. Deer IX & Co. Ltd., or Deer IX Ltd., is the general partner of Deer IX L.P. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter, Robert M. Stavis and Adam Fisher are the

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
directors of Deer IX Ltd. and hold the voting and dispositive power for Bessemer IX and Bessemer Institutional. Investment and voting decisions with respect to the shares held by Bessemer IX and Bessemer Institutional are made by the directors of Deer IX Ltd. acting as an investment committee. Deer X & Co. L.P., or Deer X L.P., is the general partner of Bessemer Century and Bessemer Century Institutional. Deer X & Co. Ltd., or Deer X Ltd., is the general partner of Deer X L.P. Pursuant to a proxy arrangement between Deer X L.P. and Deer IX L.P., Deer IX L.P., its general partner Deer IX Ltd., and the aforementioned directors of Deer IX Ltd. make voting decisions with respect to the shares held by Bessemer Century and Bessemer Century Institutional. Such voting decisions are made by the directors of Deer IX Ltd. acting as an investment committee. Mr. Kraus disclaims beneficial ownership interest of the securities held by the Bessemer Entities except to the extent of his pecuniary interest, if any, in such securities by virtue of his interest in Deer IX L.P. and Deer X L.P. and his indirect limited partnership interest in the Bessemer Entities. The address for each of these entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.
(3)
Consists of (i)           shares of common stock issuable upon conversion of the Series B preferred stock,           shares of common stock issuable upon conversion of the Series C preferred stock and           shares of common stock issuable upon conversion of the Series D preferred stock, in each case, held by Greenspring Global Partners VII-A, L.P., (ii)           shares of common stock issuable upon conversion of the Series B preferred stock,           shares of common stock issuable upon conversion of the Series C preferred stock and           shares of common stock issuable upon conversion of the Series D preferred stock, in each case, held by Greenspring Global Partners VII-C, L.P., (iii)           shares of common stock issuable upon conversion of the Series B preferred stock,           shares of common stock issuable upon conversion of the Series C preferred stock,           shares of common stock issuable upon conversion of the Series D preferred stock and           shares of common stock issuable upon conversion of the Series E preferred stock, in each case, held by Greenspring Opportunities IV, L.P., (iv)           shares of common stock issuable upon conversion of the Series D preferred stock and           shares of common stock issuable upon conversion of the Series E preferred stock, in each case, held by Greenspring Master G, L.P., (v)           shares of common stock issuable upon conversion of the Series D preferred stock and           shares of common stock issuable upon conversion of the Series E preferred stock, in each case, held by Greenspring SPV VII, L.P., (vi)           shares of common stock issuable upon conversion of the Series D preferred stock held by AU Special Investments, L.P., (vii)           shares of common stock issuable upon conversion of the Series E preferred stock held by Greenspring Opportunities VI, L.P., (viii)           shares of common stock issuable upon conversion of the Series E preferred stock held by Greenspring Opportunities VI-D, L.P. and (ix)           shares of common stock issuable upon conversion of the Series E preferred stock held by Greenspring SPV VII-E, L.P. Greenspring Associates, LLC (“Greenspring”) is the investment manager of several direct shareholders of Bright Health Group, Inc., including Greenspring Global Partners VII-A, L.P., Greenspring Global Partners VII-C, L.P., AU Special Investments, L.P., Greenspring Opportunities IV, L.P, Greenspring Opportunities VI, L.P., Greenspring Opportunities VI-D, L.P., Greenspring Master G, L.P., Greenspring SPV VII, L.P., and Greenspring SPV VII-E, L.P. (collectively, the “Greenspring Funds”). Greenspring has voting, investment and dispositive power over the shares held by the Greenspring Funds pursuant to each Greenspring Fund’s limited partnership agreement and certain investment management agreements to which Greenspring and such Greenspring Funds are parties. Each of C. Ashton Newhall and James Lim may be deemed to have voting, investment and dispositive power with respect to the shares held by each of the Greenspring Funds. The address for Greenspring and the Greenspring Funds is 100 Painters Mill Road, Suite 700, Owings Mills, MD 21117.

(4)
The number of shares reported includes shares covered by options that are exercisable within 60 days.

(5)
Consists of (i)           shares of common stock issuable upon conversion of the Series A preferred stock and (ii)           shares of common stock.

(6)
Consists of (i)           shares of common stock issuable upon conversion of the Series A preferred stock, (ii)           shares of common stock issuable upon conversion of the Series B preferred stock, (iii)           shares of common stock issuable upon conversion of the Series C preferred stock, (iv)           shares of common stock issuable upon conversion of the Series D preferred stock and (v)           shares of common stock.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
(7)
Consists of (i)           shares of common stock issuable upon conversion of the Series D preferred stock and (ii)           shares of common stock issuable upon conversion of the Series E preferred stock.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
DESCRIPTION OF CAPITAL STOCK
General
In connection with this offering, we will amend and restate our certificate of incorporation and our amended and restated bylaws. The following description summarizes the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the applicable provisions of Delaware laws.
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.0001 per share, and           shares of preferred stock, par value $0.0001 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Holders of our common stock will be entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and subject to the rights of the holders of one or more outstanding series of preferred stock having liquidation preferences, if any, or the right to participate with the common stock, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption sinking fund or conversion rights. The common stock will not be subject to further calls or assessment by us. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock or any series or class of stock we may authorize and issue in the future.
Preferred Stock
Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including preferred stock). Unless required by law or by the NYSE rules, the authorized shares of preferred stock will be available for issuance without further action by investors in our common stock, and holders of our common stock will not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of any outstanding shares of preferred stock, if the holders of such shares of preferred stock are entitled to vote thereon. Our board of directors is authorized to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:
•
the designation of the series;

•
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class of stock) or decrease (but not below the number of shares then outstanding);

•
whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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the dates at which dividends, if any, will be payable;

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redemption rights and price or prices, if any, for shares of the series;

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

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whether the shares of the series will be convertible into shares of any other class or series of the stock of our company, or any other security of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•
restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

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the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock, including, without limitation, by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Dividends
Holders of our common stock will be entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders or one or more outstanding series of our preferred stock.
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
In addition, applicable insurance laws restrict the ability of our health insurance subsidiaries to declare stockholder dividends and require our health insurance subsidiaries to maintain specified levels of statutory capital and surplus. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our health insurance subsidiaries may also adopt statutory provisions in the future that are more restrictive than those currently in effect.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of such dividends, if any, will be dependent upon our financial condition, operations, compliance with applicable law, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, contractual restrictions, business prospects, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.
We do not expect to declare or pay any dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Annual Stockholder Meetings
Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors or a duly authorized committee thereof. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Effects of Our Certificate of Incorporation and Bylaws
and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation and our amended and restated bylaws will contain, and the DGCL does contain, provisions (which are summarized in the following paragraphs) that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
Our board of directors may generally issue one or more series of preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.
One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that, subject to the right of holders of any series of preferred stock, our board of directors will initially be classified and will transition to an annually elected board through a gradual phase-out that will take place over the first three years following the completion of this offering. Our board of directors will initially be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors initially serving staggered terms, with successors to the class of directors whose term expires at the first and second annual meetings of stockholders following the date of the offering, as applicable, elected for a term expiring at the third annual meeting of stockholders following the date of the offering. At the 2024 annual meeting of stockholders and each annual meeting of stockholders thereafter, all directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders. Pursuant to such procedures, effective as of the conclusion of the 2024 annual meeting of stockholders, the board of directors will no longer be classified under Section 141(d) of the DGCL and directors shall no longer be divided into three classes. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation will provide that our

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
board of directors shall consist of not less than                 nor more than                 directors. Additionally, our amended and restated certificate of incorporation and amended and restated bylaws will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time by a resolution adopted by the board of directors.
Business Combinations
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
This provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will provide that, until our board of directors is declassified and other than with respect to directors elected by holders of our preferred stock, if any, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class. From and after the declassification of our board of directors, any director (other than a director elected by holders of our preferred stock, if any) may be removed with or without cause, and only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Our amended and restated certificate of incorporation will provide that the board of directors may increase the number of directors by the affirmative vote of a majority of the directors.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the then-outstanding shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Special Stockholder Meetings
Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.
Requirements for Advance Notification of Director Nominations and Stockholder Proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent, other than certain rights that holders of our preferred stock may have to act by consent.
Supermajority Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with Delaware law or our amended and restated certificate of incorporation. Any amendment, alteration, rescission, change, addition or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation will provide that the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class:
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the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

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the provisions providing for a classified board of directors (the election and term of our directors);

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the provisions regarding resignation and removal of directors;

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
the provisions regarding competition and corporate opportunities;

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the provisions regarding Section 203 of the DGCL and entering into business combinations with interested stockholders;

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the provisions regarding stockholder action by written consent;

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the provisions regarding calling annual or special meetings of stockholders;

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the provisions regarding filling vacancies on our board of directors and newly created directorships;

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the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

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the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management of our company.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the incident to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any current or former director, officer, employee or stockholder of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time) or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Unless the Company consents in writing to the selections of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Although our amended and restated certificate of incorporation will contain the exclusive forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any non-employee director (including any non-employee director who serves as one of our officers in both their director and officer capacities) or their affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself, or herself, or its or his, or her, affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in their capacity as a director or officer of our company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of certain fiduciary duties as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated a law during the performance of their duties, fiduciary or otherwise, owed to us, authorized illegal dividends, repurchases or redemptions or derived an improper benefit from their actions as a director.
Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, any investment in our common stock

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
We have entered, or will enter, into an indemnification agreement with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be Broadridge Corporate Issuer Solutions, Inc.
Listing
We intend to apply to list our common stock on the NYSE under the symbol “BHG.”

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SHARES ELIGIBLE FOR FUTURE SALE
General
Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock — Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”
Upon the consummation of this offering, we will have                 shares of common stock outstanding. All shares sold in this offering will be freely tradable without registration under the Securities Act and without restriction, except for (1) shares held by our “affiliates” (as defined under Rule 144) and (2) any shares purchased in our directed share program that are subject to the lock-up agreements described below. The shares of common stock held by certain stockholders and certain of our directors, officers and employees after this offering will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 under the Securities Act.
Pursuant to Rule 144, the restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus following the expiration of the applicable lock-up period.
In addition, a total of                 shares of our common stock has been reserved for issuance under the 2016 Equity Plan and the 2021 Equity Plan, which will equal approximately    % of the shares of our common stock outstanding immediately following this offering. We intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under the 2016 Equity Plan and the 2021 Equity Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.
Rule 144
In general, under Rule 144, as currently in effect, a person (or persons whose shares are deemed aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
Under Rule 144, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:
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1% of the number of shares of our common stock then outstanding, which will equal approximately                 shares immediately after this offering; or

•
the average reported weekly trading volume of our common stock on the                 during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701, and complied with the requirements of Rule 701, will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.
Registration Rights
Certain of our stockholders, including New Enterprise Associates, Bessemer Venture Partners, Greenspring and certain of their affiliates, will have certain registration rights with respect to our common stock pursuant to the registration rights agreement. See “Certain Relationships and Related Person Transactions — Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.
Lock-Up Agreements
In connection with this offering, we, our officers, directors and significant equity holders have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending           days after the date of this prospectus (the “restricted period”), except with the prior written consent of                 , on behalf of the underwriters.
Immediately following the consummation of this offering, equity holders subject to lock-up agreements will hold                 shares of our common stock, representing approximately    % of our then outstanding shares of common stock, or approximately    % if the underwriters exercise in full their option to purchase additional shares.
We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the restricted period. We may, however, grant options to purchase shares of common stock, issue shares of common stock upon the exercise of outstanding options, issue shares of common stock in connection with certain acquisitions or business combinations or an employee stock purchase plan and in certain other circumstances.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
CERTAIN UNITED STATES FEDERAL INCOME
AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:
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an individual citizen or resident of the United States;

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a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to United States federal income taxation regardless of its source; or

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a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
Dividends
In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “— Gain on Disposition of Common Stock”).
Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a rate of 30% on the gross amount of the dividend or such lower rate as may be specified by

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-BEN or W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:
•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•
the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, the non-U.S. holder is not eligible for a treaty exemption, and either (i) our common stock is not regularly traded on an established securities market during the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder owned or is deemed to have owned at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5 percent of our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
determined for United States federal income tax purposes). Although there can be no assurance in this regard, we believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.
Federal Estate Tax
Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E.
Information reporting and, depending on the circumstances, backup withholding (at a rate of 24% under current law) will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. FATCA withholding may also apply to payments of gross proceeds of dispositions of our common stock, although under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.
The preceding discussion of certain U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNDERWRITING
We are offering the shares of common stock described in this prospectus through a number of underwriters.                 and                 are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of Shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Total
The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to           additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $      .
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
Subject to certain exceptions, we and all of our officers, directors and significant equity holders have agreed that, without the prior written consent of                 , on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending           days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•
file publicly (which for the avoidance of doubt shall not include confidential submissions with the SEC) any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

in each case, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person has agreed that, without the prior written consent of                 on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock (other than any demand or exercise that does not result in the public filing of a registration statement by us).
Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, an shareholder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, lend or otherwise dispose of or attempt to sell short sell, transfer, hedge, pledge, lend or otherwise dispose of, their equity interests at any time after the closing of this offering.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
We will apply to have our common stock approved for listing/quotation on the NYSE under the symbol “BHG.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

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an assessment of our management;

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our prospects for future earnings;

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the general condition of the securities markets at the time of this offering;

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the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful. An affiliate of J.P. Morgan Securities LLC acts as administrative agent and is a lender under our Credit Agreement. Certain of the underwriters or their affiliates are also lenders and/or arrangers under our Credit Agreement.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Selling Restrictions
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Notice to Prospective Investors in the United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that the Shares may be offered to the public in the United Kingdom at any time:
(a)   to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)   to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or
(c)   in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Notice to Prospective Investors in Australia
This prospectus:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Notice to Prospective Investors in Singapore
Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(a)   to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;
(b)   to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or
(c)   otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)   a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i)   to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;
(ii)   where no consideration is or will be given for the transfer;
(iii)   where the transfer is by operation of law;
(iv)   as specified in Section 276(7) of the SFA; or
(v)   as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Goodwin Procter LLP.
EXPERTS
The financial statements of Bright Health Group, Inc. (formerly known as Bright Health Inc.) as of and for the year ended December 31, 2020 included in this Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Bright Health Group, Inc. and Subsidiaries as of December  31, 2019 and 2018, and for each of the years in the two year period ended December 31, 2019 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon and included in the Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
The financial statements of Universal Care, Inc. as of and for the year ended June 30, 2019 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, independent auditors, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.
On August 13, 2020, RSM US LLP was notified of its dismissal as the Company’s independent registered public accounting firm, effective upon completion of RSM US LLP’s audit report on the Company’s consolidated financial statements as of December 31, 2019 and 2018, and for the two years ended December 31, 2019. The Company’s board of directors participated in and approved the decision to change independent registered public accounting firms.
RSM US LLP’s audit report on the Company’s consolidated financial statements as of December 31, 2019 and 2018, and for the two years ended December 31, 2019 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.
For the audits of the fiscal year ended December 31, 2016 through the interim periods preceding the effective date of RSM US LLP’s dismissal, (i) there were no disagreements between the Company and RSM US LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RSM US LLP, would have caused RSM US LLP to make reference to the subject matter of the disagreement in its report on the Company’s consolidated financial statements, and (ii) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.
Subsequent to RSM US LLP’s dismissal, Deloitte & Touche LLP was appointed by the board of directors on August 13, 2020 to serve as its independent registered public accounting firm for the fiscal year ending December 31, 2020.
During the two years ended December 31, 2019 and through the period ended August 13, 2020, neither we, nor anyone acting on our behalf, consulted with Deloitte & Touche LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1) (iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules,

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.
We will file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website under the heading “Investor Relations” at brighthealthgroup.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Bright Health Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Bright Health Group, Inc. and subsidiaries (formerly known as Bright Health Inc.) (the “Company”) as of December 31, 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in redeemable preferred stock and shareholders’ deficit, and cash flows for the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Incurred but not Reported (IBNR) Claim Liability — Refer to Notes 2 and 8 to the Financial Statements
Critical Audit Matter Description
Medical costs payable includes the Company’s estimates for claims received but not yet processed and estimates for the costs of health care services enrollees have received but for which claims have not yet been submitted (IBNR). The IBNR claims are developed using an actuarial process. The Company’s actuarial models consider factors such as historical submission and payment data, cost trends, customer and product mix, seasonality, utilization of health care services, contracted service rates and other relevant factors.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We identified the IBNR claim liability as a critical audit matter because of the significant assumptions made by management in estimating the liability. This required complex auditor judgment, and an increased extent of effort, including the involvement of actuarial specialists in performing procedures to evaluate the reasonableness of management’s methods, assumptions and judgments in developing the liability.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the IBNR claim liability included the following, among others:
•
We tested the underlying claims, membership data, and other information that served as the basis for the actuarial analysis, to test that the inputs to the actuarial estimate were reasonable.

•
With the assistance of actuarial specialists, we evaluated the actuarial methods and assumptions used by management to estimate the IBNR claim liability by:

•
Developing an independent estimate of the IBNR claim liability and comparing our estimate to management’s estimate.

•
Performing a retrospective review comparing management’s prior year estimate of IBNR to claims processed in 2020 with dates of service in 2019 or prior to identify potential bias in the determination of the IBNR claims liability.

Goodwill — Refer to Notes 2 and 7 to the Financial Statements
Critical Audit Matter Description
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As discussed in Note 2 of the financial statements, the Company performs an annual goodwill impairment test at the beginning of the fourth quarter or whenever events or circumstances indicate the carrying value may not be recoverable. The Company tests goodwill impairment at the reporting unit level using a multi-step process. The Company first assesses qualitative factors to determine if it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value. The Company may also elect to skip the qualitative assessment and proceed directly to the quantitative testing. When performing the quantitative testing, the Company calculates the fair value of its reporting units and compares them with their carrying value, including goodwill. If the fair value of a reporting unit is greater than its carrying value, no goodwill impairment is recognized. The Company estimates the fair values of their reporting units using discounted cash flows, which include assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (including significant assumptions about revenue growth rates, operating margins), long-term growth rates for determining terminal value beyond the discretely forecasted periods and discount rates. The Company also utilizes comparative market multiples to corroborate the results of their discounted cash flow analysis.
We identified a critical audit matter related to the quantitative analysis performed for goodwill impairment testing for the Company’s reporting units because of the significant assumptions made by management to estimate the fair value of the reporting units, including revenue growth rates, operating margins, discount rates, long-term growth rates, peer company selections, market multiples and others. This required increased auditor judgment and extent of effort, including involvement of fair value specialists to evaluate the reasonableness of management’s estimates and assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the assumptions of revenue growth rates, operating margins, discount rates, long-term growth rates and others, included the following, among others:
•
We evaluated management’s ability to forecast and meet future revenue growth rates, operating margins and costs by comparing:

•
Actual results to deal model forecasts.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
Forecasted information to internal communications to management and the Board of Directors, industry and economic trends, historical performance and analyst reports of revenue and earnings expectations for certain of the Company’s peer companies.

•
We evaluated the impact of changes in management’s forecasts from the annual measurement date to the year-end date.

•
With the assistance of our fair value specialists:

•
We evaluated the reasonableness of the (1) valuation methodologies used, (2) the development of the discount rate (3) Long-term Growth rates and (4) peer companies and market multiples used in the market approach.

•
We tested the mathematical accuracy of the impairment analysis.

Fair Value of Purchased Intangibles Acquired in Business Combinations — Refer to Notes 2 and 3 to the Financial Statements
Critical Audit Matter Description
On April 30, 2020, the Company acquired all of the outstanding shares of Universal Care, Inc. (d.b.a. Brand New Day) (“BND”) and on December 31, 2020, the Company acquired a 62% controlling interest in Premier Medical Associates of Florida. The Company accounted for both acquisitions under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. In connection with both transactions, the Company recorded trade name and customer relationships intangible assets. The valuation of identifiable intangible assets acquired is based on information and assumptions available to the Company at the time of acquisition, using income and market approaches to determine fair value, as appropriate.
We identified the acquisition-date fair value of the purchased trade name and customer relationships intangible assets acquired in each of these business combinations as a critical audit matter because of the significant estimates and assumptions management makes to fair value these assets. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of management’s assumptions relating to the cash flow projections, including attrition rates, revenue growth rates, projected Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) margins, royalty rates and the selection of the discount rate for these intangible assets.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to acquisition-date fair value of the purchased trade name, customer relationship and other intangible assets acquired included the following, among others:
•
We read the purchase agreements.

•
We assessed the reasonableness of management’s cash flow projections used in the fair value of intangible assets, including the assumptions of revenue growth rates and projected EBITDA margins by:

•
Comparing the revenue growth rate assumptions to the Company’s historical performance, industry forecasts and peer company performance.

•
Comparing the forecasted EBITDA margins to the Company’s historical performance and to peer company performance.

•
With the assistance of our fair value specialists:

•
We evaluated the reasonableness of the (1) valuation methodologies used, (2) the development of the discount rate (3) Long-term Growth rates and (4) royalty rates

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
We tested the mathematical accuracy of the Company’s fair value analyses

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 17, 2021, except for Note 18, as to which the date is April 21, 2021
We have served as the Company’s auditor since 2020.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Bright Health Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Bright Health Group, Inc. and its subsidiaries (formerly known as Bright Health Inc.) (the Company) as of December 31, 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in redeemable preferred stock and shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2019, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ RSM US LLP
We served as the Company’s auditor from 2016 to 2021.
Chicago, Illinois
March 17, 2021

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Bright Health Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share and per share data)
	As of December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$ 488,371	$ 522,910
Short-term investments	499,928	107,682
Accounts receivable, net of allowance of $2,602 and $287, respectively	60,522	787
Prepaids and other current assets	130,986	17,221
Total current assets	1,179,807	648,600
Other assets:
Long-term investments	175,176	115,348
Property, equipment and capitalized software, net	12,264	3,231
Goodwill	263,035	20,125
Intangible assets, net	152,211	18,712
Other non-current assets	28,309	14,339
Total other assets	630,995	171,755
Total assets	$ 1,810,802	$ 820,355
Liabilities, Redeemable Noncontrolling Interest, Redeemable Preferred Stock and Shareholders’ Deficit
Current liabilities:
Medical costs payable	$ 249,777	$ 44,804
Accounts payable	57,252	33,143
Unearned revenue	34,628	16,005
Risk adjustment payable	187,777	86,803
Other current liabilities	35,847	14,140
Total current liabilities	565,281	194,895
Other liabilities	28,578	16,837
Total liabilities	593,859	211,732
Commitments and contingencies (Note 14)
Redeemable noncontrolling interests	39,600	—
Redeemable preferred stock, $0.0001 par value; 166,307,087 and 152,878,225 shares authorized in 2020 and 2019, respectively; 164,244,893 and 119,221,767 shares issued and outstanding in 2020 and 2019, respectively	1,681,015	871,990
Shareholders’ deficit:
Common stock, $0.0001 par value; 219,664,575 and 187,870,902 shares authorized in 2020 and 2019, respectively; 45,887,566 and 45,169,695 shares issued and outstanding in 2020 and 2019, respectively	5	5
Additional paid-in capital	9,886	3,193
Accumulated deficit	(515,989)	(267,547)
Accumulated other comprehensive income (loss)	2,426	982
Total shareholders’ deficit	(503,672)	(263,367)
Total liabilities, redeemable noncontrolling interests, redeemable preferred stock and shareholders’ deficit	$ 1,810,802	$ 820,355
See Notes to Consolidated Financial Statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Bright Health Group, Inc. and Subsidiaries
Consolidated Statements of Income (Loss)
(in thousands, except per share amounts)
	For the Years Ended December 31,
	2020	2019	2018
Revenue:
Premium revenue	$ 1,180,338	$ 272,323	$ 127,122
Service revenue	18,514	—	—
Investment income	8,468	8,350	3,510
Total revenue	1,207,320	280,673	130,632
Operating costs:
Medical costs	1,047,300	224,387	96,407
Operating costs	409,334	180,489	95,836
Depreciation and amortization	8,289	1,134	1,030
Total operating costs	1,464,923	406,010	193,273
Loss before income taxes	(257,603)	(125,337)	(62,641)
Income tax (benefit) expense	(9,161)	—	—
Net loss	$ (248,442)	$ (125,337)	$ (62,641)
Basic and diluted loss per share attributable to Bright Health, Inc. common shareholders	$ (5.47)	$ (2.80)	$ (1.42)
Basic and diluted weighted-average common shares outstanding	45,398	44,829	43,992
See Notes to Consolidated Financial Statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Bright Health Group, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)
	For the Years Ended December 31,
	2020	2019	2018
Net loss	$ (248,442)	$ (125,337)	$ (62,641)
Other comprehensive income (loss):
Unrealized investment holding gains arising during the year, net of tax of $0, $0 and $0, respectively	1,556	1,211	72
Less: reclassification adjustments for investment gains (losses), net of tax of $0, $0 and $0, respectively	112	38	(17)
Other comprehensive income	1,444	1,173	89
Comprehensive loss	$ (246,998)	$ (124,164)	$ (62,552)
See Notes to Consolidated Financial Statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Bright Health Group, Inc. and Subsidiaries
Consolidated Statements of Changes in Redeemable Preferred Stock and Shareholders’ Deficit
(in thousands)
	Redeemable Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount
Balance at January 1, 2018	64,122	$ 241,690	43,421	$ 4	$ 755	$ (79,498)	$ (280)	$ (79,019)
Net loss	—	—	—	—	—	(62,641)	—	(62,641)
Issuance of preferred stock	26,660	203,000	—	—	—	—	—	—
Issuance of common stock	—	—	1,288	—	57	—	—	57
Share-based compensation	—	—	—	—	257	—	—	257
Other comprehensive gain	—	—	—	—	—	—	89	89
Balance at December 31, 2018	90,782	444,690	44,709	4	1,069	(142,139)	(191)	(141,257)
Impact of adoption of accounting standards	—	—	—	—	—	(71)	—	(71)
Net loss	—	—	—	—	—	(125,337)	—	(125,337)
Issuance of preferred stock	28,440	427,300	—	—	—	—	—	—
Issuance of common stock	—	—	461	1	260	—	—	261
Share-based compensation	—	—	—	—	1,864	—	—	1,864
Other comprehensive gain	—	—	—	—	—	—	1,173	1,173
Balance at December 31, 2019	119,222	871,990	45,170	5	3,193	(267,547)	982	(263,367)
Net loss	—	—	—	—	—	(248,442)	—	(248,442)
Issuance of preferred stock	45,023	809,025	—	—	—	—	—	—
Issuance of common stock	—	—	718	—	1,241	—	—	1,241
Share-based compensation	—	—	—	—	5,452	—	—	5,452
Other comprehensive gain	—	—	—	—	—	—	1,444	1,444
Balance at December 31, 2020	164,245	$ 1,681,015	45,888	$ 5	$ 9,886	$ (515,989)	$ 2,426	$ (503,672)
See Notes to Consolidated Financial Statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Bright Health Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)
	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net loss	$ (248,442)	$ (125,337)	$ (62,641)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,289	1,134	1,030
Share-based compensation	5,452	1,864	257
Other, net	2,667	(1,331)	89
Changes in assets and liabilities:	—	—	—
Accounts receivable	24,631	(201)	(568)
Other assets	(44,061)	(8,788)	(3,697)
Medical cost payable	78,591	21,826	17,133
Accounts payable and other liabilities	97,012	95,690	17,948
Unearned revenue	18,623	6,935	3,415
Net cash used in operating activities	(57,238)	(8,208)	(27,034)
Cash flows from investing activities:
Purchases of investments	(916,823)	(300,325)	(166,817)
Proceeds from sales, paydown, and maturities of investments	463,887	238,330	160,571
Purchases of property and equipment	(6,474)	(793)	(694)
Business acquisitions, net of cash acquired	(230,332)	(31,855)	—
Net cash used in investing activities	(689,742)	(94,643)	(6,940)
Cash flows from financing activities:
Proceeds from issuance of common stock	1,241	260	57
Proceeds from issuance of preferred stock	711,200	423,800	203,000
Net cash provided by financing activities	712,441	424,060	203,057
Net increase (decrease) in cash and cash equivalents	(34,539)	321,209	169,083
Cash and cash equivalents – beginning of year	522,910	201,701	32,618
Cash and cash equivalents – end of year	$ 488,371	$ 522,910	$ 201,701
Supplemental disclosures of cash flow information:
Changes in unrealized gain on available-for-sale securities in OCI	$ 1,444	$ 1,173	$ 89
Supplemental schedule of noncash investing activities:
Redeemable preferred stock issued for acquisitions	$ 97,825	$ 3,500	$ —
Contingent consideration	—	5,716	—
See Notes to Consolidated Financial Statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
NOTE 1.   ORGANIZATION AND OPERATIONS
Organizational structure:   Bright Health Group, Inc. and subsidiaries (formerly known as Bright Health Inc.) (collectively, “Bright Health,” “we,” “our,” “us,” or the “Company”) is a nationally focused, integrated healthcare platform that offers diversified health products and care services to consumers in 13 states. By aligning with our care partners clinically, financially and through technology, we provide our consumers access to personalized care teams tailored to their individual needs. We began offering individual policies effective January 2017 and Medicare Advantage policies effective January 2018. Our Bright HealthCare business offers health benefits and our NeueHealth business offers health services.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation:   The Consolidated Financial Statements include the accounts of Bright Health Group, Inc. and all subsidiaries and controlled companies. The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All intercompany balances and transactions are eliminated upon consolidation.
Use of Estimates:   The preparation of our Consolidated Financial Statements in conformance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying notes. Our most significant estimates include medical costs payable, risk adjustment revenue and associated payables and receivables, valuation and impairment of goodwill and other intangible assets, valuation and impairment of investments and estimates of share-based compensation. Actual results could differ from these estimates.
Business Combinations:   We account for business combinations under the acquisition method of accounting. This method requires the recording of acquired assets and assumed liabilities at their acquisition date fair values. The excess of the purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Results of operations related to business combinations are included prospectively beginning with the date of acquisition and transaction costs related to business combinations are recorded within operating costs.
Revenue Recognition:   Premium revenue is recognized in the period for which services are covered. Individual policies can be terminated by a consumer without advanced notice to the Company. Consumers that have unpaid premium balances for the coverage period are subject to certain termination requirements depending on whether the premium is subsidized or nonsubsidized by the Centers for Medicare and Medicaid Services (CMS). The Company estimates the portion of unpaid balances that will not be collected from consumers and records an allowance accordingly.
Pursuant to Section 1343 of the Patient Protection and Affordable Care Act (ACA), we record adjustments for changes to the risk adjustment balances for individual policies in premium revenue. The risk adjustment program adjusts premiums based on the demographic factors and health status of each consumer as derived from current-year medical diagnoses as reported throughout the year. Under the risk adjustment program, a risk score is assigned to each covered consumer to determine an average risk score at the individual and small-group level by legal entity in a particular market in a state. Additionally, an average risk score is determined for the entire subject population for each market in each state. Settlements are determined on a net basis by legal entity and state and are made in the middle of the year following the end of the contract year. Each health insurance issuer’s average risk score is compared to the state’s average risk score. Risk adjustment is subject to audit by the U.S. Department of Health and Human Services (HHS), which could result in future payments applicable to benefit years. Risk adjustment payable is $187.8 million and $86.8 million at December 31, 2020 and 2019, respectively.
Premium revenue includes premium under the Medicare Advantage (MA) program, which includes CMS monthly capitation premiums that are risk adjusted based on CMS defined formulas using consumer demographics and hierarchical condition category codes (HCC risk scores) calculated based on historical data submitted to CMS on a lagged basis. Risk adjustment factor (RAF) — related premiums settle between CMS and the Company during both a midyear and final reconciliation process. Due to the lagged nature of the reconciliation and settlement, RAF-related premiums are estimated based on the lagged information that we submitted to CMS. The accuracy of the data submissions to CMS used in the RAF reconciliation

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated
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are subject to CMS audit under the Risk Adjustment Data Validation (RADV) audits and could result in future adjustments to premiums.
The Company, in conjunction with the MA program, covers prescription drug benefits under the Medicare Prescription Drug Benefit (Medicare Part D) program. Premium revenue includes CMS monthly capitation, consumer premium and CMS low-income premium subsidy for our insurance risk coverage. Premiums are recognized ratably over the period in which eligible individuals are entitled to receive covered benefits.
Our monthly payment from CMS includes prospective subsidies to cover catastrophic reinsurance and low-income cost subsidies, and the Medicare Part D coverage gap discount that the Company must cover at the point-of-sale for prescription drugs. We are not at risk for these portions of the Medicare Part D benefit design. We account for these CMS-provided subsidies and related costs on the Consolidated Balance Sheets and ultimately settle with CMS and pharmaceutical companies during the final Medicare Part D reconciliation subsequent to the plan year. As of December 31, 2020 and 2019, we had receivables of $6.6 million and $0.5 million, respectively, recorded as prepaid and other current assets, and payables of $0.5 million and $0.8 million, respectively, recorded as other current liabilities related to these programs.
Our Medicare Part D premiums are subject to risk sharing with CMS under the risk corridor provisions. The risk corridor provisions compare costs targeted in our annual bid to actual prescription drug costs incurred. Our profit or loss is shared with or covered by CMS depending on the relative position within the risk corridor band. Changes in the risk corridor payable or receivable are recognized in premium revenue.
Our individual policy premiums, MA and Medicare Part D prescription drug plans are subject to medical loss ratio (MLR) requirements under the ACA. Plans with medical loss ratios that fall below certain targets are required to rebate ratable portions of premiums annually. We had no material MLR rebates payable as of December 31, 2020 or 2019.
We generate service revenue from providing primary care services to patients in our medical clinics. Our service revenues include net patient service revenues that we bill the consumer or their insurance plan on a fee-for-service basis. We recognize revenue as medical services are rendered.
Unearned Revenue:   Payments received prior to the date of coverage are recorded as unearned revenue.
Medical Costs and Medical Cost Payable:   Medical costs payable on the Consolidated Balance Sheets consists primarily of the liability for claims processed but not yet paid, estimates for claims received but not yet processed, estimates for the costs of health care services that enrollees have received but for which claims have not yet been submitted, capitation payable to providers and liabilities for physician, hospital and other medical cost disputes.
The estimates for incurred but not reported (IBNR) claims, which includes estimates for claims which have not been received or fully processed, are developed using an actuarial process that is consistently applied and centrally controlled. The actuarial models consider factors such as historical submission and payment data, cost trends, customer and product mix, seasonality, utilization of health care services, contracted service rates and other relevant factors.
In developing our medical costs payable estimates, we apply different estimation methods depending on the month for which incurred claims are being estimated. For the most recent months, we estimate claim costs incurred by applying observed medical cost trend factors to the average per consumer per month medical costs incurred in prior months for which more complete claim data is available, supplemented by a review of near-term completion factors. For months prior to the most recent months, we apply the completion factors to actual claims adjudicated-to-date to estimate the expected amount of ultimate incurred claims for those months. These estimates may change as actuarial methods change or as underlying facts upon which the estimates are based change. Management believes the amount of medical cost payable is the best estimate of our liability as of December 31, 2020; however, actual payments may differ from those established estimates. Note 8, Medical Costs Payable, discusses the development of paid and incurred claims and provides a rollforward of medical costs payable.
We contract with hospitals, physicians and other providers of health care primarily within our exclusive provider networks under discounted fee-for-service arrangements, including case rates and hospital per diems,

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and capitated agreements to provide medical care to enrollees. Dental, vision, and other supplemental medical services are provided to consumers under capitated arrangements, and these providers are at risk for the cost of medical care services provided to our enrollees; however, we are ultimately responsible for the provision of services should the capitated provider be unable to provide the contracted services.
Quality incentive and shared savings payables to providers are calculated under the contractual terms of each respective agreement. Medical costs payable included $9.6 million and $2.4 million under these contracts at December 31, 2020 and 2019, respectively.
We estimate a claims adjustment expense liability of $2.5 million and $1.3 million as of December 31, 2020 and 2019, respectively, based on the terms of the contract held with the third-party claims administrator.
Cash and Cash Equivalents:   Cash and cash equivalents include cash and investments with original maturities of three months or less when purchased.
Investments:   We invest in debt securities of the U.S. government and other government agencies, corporate investment grade, money market funds and various other securities.
We determine the appropriate classification of investments at the time they are acquired and evaluate the appropriateness of such classifications at each balance sheet date. We classify our investments in individual debt securities as available-for-sale securities or held-to-maturity securities. All available-for-sale investments maturing less than one year from the statement date that management intends to liquidate within the next year are reflected as short-term investments. Available-for-sale investments with a maturity date greater than one year are classified as long-term investments. All available-for-sale investments are measured and carried at fair value. Changes in unrealized holding gains and losses on available-for-sale securities are reflected in other comprehensive income (loss).
Realized gains and losses for all investments are included in investment income. The basis for determining realized gains and losses is the specific-identification method. Interest on debt securities is recognized in investment income when earned. Premiums and discounts are amortized/accreted using methods that result in a constant yield over the securities’ expected lives.
Prior to 2020, we applied the other-than-temporary impairment (OTTI) model for securities in an unrealized loss position, which did not result in any material impairments for the years ended December 31, 2019 or 2018. Beginning January 1, 2020, we adopted the new current expected credit losses (CECL) model. The CECL retained many similarities from the previous OTTI model, except it eliminated the length of time over which the fair value had been less than cost from consideration in the impairment analysis. Also, under the CECL model, expected losses on available for sale debt securities are recognized through an allowance for credit losses rather than as a reduction in the amortized cost of the securities. For debt securities whose fair value is less than their amortized cost which we do not intend to sell or are not required to sell, we evaluate the expected cash flows to be received as compared to amortized cost and determine if an expected credit loss has occurred. In the event of an expected credit loss, only the amount of the impairment associated with the expected credit loss is recognized in income with the remainder, if any, of the loss recognized in other comprehensive income. To the extent we have the intent to sell the debt security, or it is more likely than not we will be required to sell the debt security, before recovery of our amortized cost basis, we recognize an impairment loss in income in an amount equal to the full difference between the amortized cost basis and the fair value.
Potential expected credit loss impairment is considered using a variety of factors, including the extent to which the fair value has been less than cost; adverse conditions specifically related to the industry, geographic area or financial condition of the issuer or underlying collateral of a debt security; changes in the quality of the debt security's credit enhancement; payment structure of the debt security; changes in credit rating of the debt security by the rating agencies; failure of the issuer to make scheduled principal or interest payments on the debt security and changes in prepayment speeds. For debt securities, we take into account expectations of relevant market and economic data. We estimate the amount of the expected credit loss component of a debt security as the difference between the amortized cost and the present value of the expected cash flows of the security. The present value is determined using the best estimate of future cash flows discounted at the implicit interest rate at the date of purchase. The expected credit loss cannot exceed the full difference between the amortized cost basis and the fair value.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Credit risk concentration:   We maintain cash in bank accounts that frequently exceed federally insured limits. To date, we have not experienced any losses on such accounts.
Restricted Investments and Statutory Deposits:   We hold pledged certificates of deposit for certain vendors and lease requirements. Restricted investments are carried at amortized cost. At December 31, 2020 and 2019, pledged certificates of deposit totaled $1.1 million and $1.2 million, respectively, and are included in short-term investments in the Consolidated Balance Sheets.
The regulated insurance entities of Bright Health are required to, among other things, hold certain statutory deposits and comply with certain risk-based capital requirements under applicable state regulations, as further described in Note 14, Commitments and Contingencies. Statutory deposits are classified as held-to-maturity investments and are carried at cost. The Company’s regulated legal entities held the required deposit amounts at December 31, 2020 and 2019, totaling $7.0 million and $5.9 million, respectively. The statutory deposits are principally held in U.S. Treasury securities within a custodial or controlled account with a custodial trustee and are included primarily in short-term investments and long-term investments, consistent with classification of other similar invested assets, in the Consolidated Balance Sheets.
Accounts Receivable, Net of Allowance:   Accounts receivable include unpaid health insurance premiums from consumers and government sponsors. Balances are carried at original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.
Reinsurance Recoveries:   We seek to limit the risk of loss on insurance contracts through the use of reinsurance agreements. These agreements do not relieve us of our primary obligation to policyholders.
We have an agreement with Swiss Re Life & Health America, Inc. (Swiss Re) in which Swiss Re provides excess loss reinsurance coverage to the Company on individuals covered under our policies. We have coverage across each regulated legal entity and product line, with the exception of the MA business in California.
Effective January 1, 2019, we entered into a quota share agreement with RGA Reinsurance Company (Barbados) (RGA), an alien unauthorized reinsurer, which cedes proportional percentages of premiums and medical costs of covered business of the Company, with the difference as an experience refund of ceded premiums, less a ceding fee paid to the reinsurer. In 2019, comprehensive individual commercial and MA policies in Colorado were covered, but effective January 1, 2020, we entered into a new contract and amended the existing contract to cover only the comprehensive individual business, but expanded the coverage to the states of Nebraska, Oklahoma and Florida. Deposit accounting is used for this arrangement and only ceding fees are recognized in the Consolidated Statements of Income (Loss) for the years ended December 31, 2020 and 2019, respectively.
Effective January 1, 2020 the state of Colorado instituted its own reinsurance program in which insurers are reimbursed at varying coinsurance rates based on the rating area of its consumers for the consumers’ aggregate claims between the attachment point and program maximum.
Receivables from reinsurers under these agreements totaled $26.9 million and $5.8 million as of December 31, 2020 and 2019, respectively, and are recorded in prepaids and other current assets in the Consolidated Balance Sheets. Payables for reinsurance premiums and ceding fees of $2.4 million and $1.4 million are recorded as other current liabilities in the Consolidated Balance Sheets as of December 31, 2020 and 2019, respectively.
Net reinsurance recoveries of $(4.0) million; $(5.9) million; and $(0.4) million were recorded as medical costs in the Consolidated Statements of Income (Loss) for the years ended December 31, 2020, 2019, and 2018, respectively. In addition, quota share ceding fees and reimbursable administrative expenses under reinsurance contracts recorded as operating costs in the Consolidated Statements of Income (Loss) totaled $1.5 million and $0.7 million as of December 31, 2020 and 2019, respectively.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Provider Risk Sharing:   Prior to January 1, 2020, we had a capitated contract with CVS which included a risk-sharing provision in the states of Colorado and Alabama. The risk share provision provided for additional payments to the counterparty or returns to the Company when actual pharmacy costs, net of rebates, were outside of a risk band as stated in the contract.
Our MA insurance business in California maintains a risk-sharing program with contracted primary care providers and hospitals. Agreements between our provider practices and insurers contain risk-sharing provisions based on the terms of the contracts. Additional revenues which we estimate to be earned or payments we expect to make under these arrangements are recorded in prepaids and other current assets or medical costs payable, respectively, in the Consolidated Balance Sheets.
Risk sharing payables of $7.4 million and $1.2 million and risk-sharing receivables of $4.7 million and $2.7 million were recorded as of December 31, 2020 and 2019, respectively.
Prepaids and Other Current Assets:   Prepaids and other current assets primarily include prepaid operating expenses, pharmacy rebates receivable, and the escrow receivable related to business acquisitions as further described in Note 3, Business Combinations.
Property, Equipment and Capitalized Software:   Property, equipment and capitalized software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful life, ranging from 3 to 10 years. Leasehold improvements are depreciated over the shorter of the lease term or their useful life. We capitalize costs incurred related to certain software projects for internal use incurred during the application development stage. Costs related to planning activities and post implementation activities are expensed as incurred.
Impairment of Long-Lived Assets:   Property, equipment, capitalized software and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When evaluating long-lived assets with impairment indicators for potential impairment, we first compare the carrying value of the asset to its estimated undiscounted future cash flows. If the sum of the estimated undiscounted future cash flows is less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to its estimated fair value, which is typically based on estimated discounted future cash flows. We recognize an impairment loss if the amount of the asset’s carrying value exceeds the asset’s estimated fair value. There was no impairment of long-lived assets for the years ended December 31, 2020, 2019 and 2018.
Operating Leases:   We lease facilities and equipment under long-term operating leases that are non-cancelable and expire on various dates. At the lease commencement date, lease right-of-use (ROU) assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term, which includes all fixed obligations arising from the lease contract. We include options to extend or terminate an operating lease in the measurement of the ROU asset and lease liability when it is reasonably certain that such options will be exercised. For operating leases, the liability is amortized using the effective interest method and the asset is reduced in a manner so that rent is expense is on a straight-line basis, with all cash flows included within operating activities in the Consolidated Statements of Cash Flows. Rent expense for operating leases is recognized on a straight-line basis over the lease term, net of any applicable lease incentives. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.
When an interest rate is not implicit in a lease, we utilize our incremental borrowing rate for a period that closely matches the lease term. We determine our incremental borrowing rate as the interest rate needed to finance a similar asset over a similar period of time as the lease term. Our ROU assets are included in other non-current assets, and lease liabilities are included in other current liabilities and other liabilities in the Consolidated Balance Sheets.
We have elected the short-term lease exception for all classes of assets and do not apply recognition requirements for leases of 12 months or less. Expense related to short-term leases of 12 months or less is recognized straight line over the lease term. See Note 14, Commitments and Contingencies, for additional information on our operating leases.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Goodwill and Other Intangible Assets:   Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. We test goodwill for impairment annually at the beginning of the fourth quarter or whenever events or circumstances indicate the carrying value may not be recoverable. We test for goodwill impairment at the reporting unit level. Reporting units are determined by identifying components of operating segments which constitute businesses for which discrete financial information is available and regularly reviewed by segment management. We have three reporting units — Bright Individual and Family Plans (IFP), Bright Healthcare MA, and NeueHealth — with goodwill allocated to the Bright Healthcare MA and NeueHealth reporting units.
Our goodwill impairment testing involves a multi-step process. We may first assess qualitative factors to determine if it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value. We may also elect to skip the qualitative assessment and proceed directly to the quantitative testing. When performing the quantitative testing, we calculate the fair value of the reporting unit and compare it with its carrying value, including goodwill. We estimate the fair values of our reporting units using discounted cash flows, which include assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (including assumptions about revenue growth rates, medical cost ratios, operating costs, capital requirements and income taxes), long-term growth rates for determining terminal value beyond the discretely forecasted periods and discount rates. We also utilize comparative market multiples to corroborate the results of our discounted cash flow analysis. If the fair value of the reporting unit is greater than its carrying value, no goodwill impairment is recognized. If the carrying value of the reporting unit is less than its calculated fair value, we recognize an impairment equal to the difference between the carrying value of the reporting unit and its calculated fair value. There was no goodwill impairment during the years ended December 31, 2020 and 2019, and we had no goodwill during the year ended December 31, 2018.
Our valuation of identifiable intangible assets acquired is based on information and assumptions available to us at the time of acquisition, using income and market approaches to determine fair value, as appropriate. Intangible assets are amortized over their estimated useful lives using the straight-line method. We evaluate the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate than an intangible asset’s carrying amount may not be recoverable.
Deferred Offering Costs:   Deferred offering costs consist primarily of accounting, legal and other fees related to our proposed initial public offering (IPO). The deferred offering costs will be recorded against IPO proceeds upon consummation of the IPO. If the IPO is abandoned, deferred offering costs will be expensed in the period the IPO is abandoned. There were no deferred offering costs as of December 31, 2020 or 2019.
Operating Costs:   Operating costs are recognized as incurred and relate to selling, general and administrative costs not related to medical costs. Policy acquisition costs, other than capitalized broker commissions, are expensed in the period incurred. Our operating costs, by functional classification for the years ended December 31, 2020, 2019 and 2018, are as follows (in thousands):
	2020	2019	2018
Compensation and fringe benefits	$ 133,009	$ 50,325	$ 30,037
Professional fees	78,740	40,601	24,446
Technology	19,433	7,243	2,541
Marketing and selling expense	96,942	49,711	26,750
Other operating expenses	81,210	32,609	12,062
Total operating costs	$ 409,334	$ 180,489	$ 95,836
Share-Based Compensation:   We recognize compensation expense for share-based awards, including stock options and restricted stock awards (RSAs) on a straight-line basis over the related service period (generally the vesting period) of the award. Compensation expense related to stock options is based on the fair value on the date of grant, which is estimated using a Black-Scholes — based option valuation model. Share-based compensation expense for stock options and RSAs is recognized in operating costs in the Consolidated Statements of Income (Loss).

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Contingent Consideration:   As part of the consideration in the acquisition of AssociatesMD Medical Group, Inc. (AMD), we are required to make a performance-based payment equal to 15% of AMD’s earnings before interest, taxes, depreciation and amortization for the calendar year ending December 31, 2023, adjusted per the terms of the contract, multiplied by eight. We remeasure the fair value of the earnout liability at each reporting period based on our current estimates of the expected future financial performance of the business. The fair value of the earnout liability was $5.7 million at December 31, 2020 and 2019, and is recorded in other liabilities on the Consolidated Balance Sheets. Changes in the fair value of the earnout liability are recognized in the Consolidated Statements of Income (Loss). We did not recognize any gain or loss based on changes in fair value for the year ended December 31, 2020.
Income Taxes:   The federal income tax returns of Bright Health are completed as a consolidated return. A tax-sharing agreement allocates the consolidated federal tax liability to each company in proportion to the tax liability that would have resulted for each company if computed on a separate return basis.
Deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. Management evaluated the Company’s tax positions and concluded that for the years ended December 31, 2020, 2019 and 2018, the Company had taken no uncertain tax positions that require adjustment to the Consolidated Financial Statements to comply with the provisions of this guidance. As of the Consolidated Financial Statement date, open tax years subject to potential audit by the taxing authorities are 2017 through 2019 for the federal tax returns and 2016 through 2019 for the state tax returns. We recognize interest and penalties related to income tax matters in income tax (benefit) expense.
Redeemable Noncontrolling Interest:   Redeemable noncontrolling interest in our subsidiaries whose redemption is outside of our control are classified as temporary equity.
Net Loss per Share:   Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net losses attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares.
Concentration Risk:   Within the industry, companies encounter substantial federal and state governmental regulation, including licensing and other requirements which may limit current and future product offerings.
Our MA business in California made up 36% of total revenues for the year ended December 31, 2020. There were no other individual commercial customers or governmental contracts that individually made more than 10% of total revenues for the years ended December 31, 2020, 2019 or 2018.
Recently Adopted Accounting Pronouncements:   In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No 2019-12, Income Taxes (Topic 740), which attempts to simplify the accounting for income taxes, by removing several exceptions, including the exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or gain from other items, specifically other comprehensive income. We

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adopted this standard effective January 1, 2019. The resulting adoption did not have a material impact to our financial position, results of operation or cash flows.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Management. The guidance in this ASU modifies the disclosure requirements in Topic 820. We adopted this standard effective January 1, 2020. The resulting adoption did not have a material impact to the Company’s financial position, results of operation or cash flows.
In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The guidance in this ASU eliminates Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. We adopted this standard effective January 1, 2020. The resulting adoption did not have a material impact to the Company’s financial position, results of operation or cash flows.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either financing or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective-interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a ROU asset and a lease liability for all leases with a term of greater than 12 months, regardless of their classification. Leases with a term of 12 months or less are accounted for similar to existing guidance for operating leases today.
We adopted ASU 2016-02 using the modified retrospective method effective January 1, 2019. Consequently, financial information is not updated and the disclosures required under Topic 842 are not provided for dates and periods before January 1, 2019. We elected the package of practical expedients available in the leasing transition guidance, and therefore did not reassess whether existing or expired contracts contain leases, lease classification, or initial direct costs. Additionally, we elected the practical expedient to not separate lease and non-lease components for all of our leases, and we elected the short-term lease exception for all classes of assets, and therefore do not apply the recognition requirements for leases of 12 months or less. Upon adoption, we recognized $3.4 million of ROU assets and $3.5 million of lease liabilities for operating leases on the Consolidated Balance Sheet, of which $0.6 million were classified as current liabilities. The adoption of ASU 2016-02 was immaterial to our results of operations and cash flows.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), which sets to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments replace the incurred loss impairment methodology in current U. S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. We adopted this standard effective January 1, 2020. The resulting adoption did not have a material impact to the Company’s financial position, results of operation or cash flows.
NOTE 3.   BUSINESS COMBINATIONS
Central Health Plan Acquisition:   In November 2020, we entered into an agreement to acquire Central Health Plan of California, Inc. (Central Health Plan) for $280 million in cash and stock. The acquisition of Central Health Plan will allow Bright Health to continue building scale and expanding our alignment

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
model in the California MA market. The transaction is subject to regulatory approval and other standard closing conditions. We expect the transaction to close during the second quarter of 2021.
PMA Acquisition:   On December 31, 2020, we acquired a 62% controlling interest in Premier Medical Associates of Florida, LLC (PMA) in exchange for $59.6 million in cash and $17.8 million in Bright Health Series E preferred stock for total purchase consideration transferred, net of cash acquired of $3.2 million, of $74.2 million. PMA provides care services to Medicare and Medicaid patients in Florida through a network of primary care providers and population health-focused specialists. Transaction costs of $0.7 million incurred in connection with the acquisition are included in operating costs in the Consolidated Statements of Income (Loss) for the year ended December 31, 2020.
The total purchase consideration for the PMA acquisition was allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the acquisition date. The excess of the purchase price over the net assets acquired was recorded as goodwill. The goodwill is attributable to benefits from the ability to enhance our clinical capabilities to better serve enrollees as part of our Florida market expansion. The full amount of goodwill from the PMA acquisition is expected to be deductible for tax purposes.
The following table discloses the preliminary estimated fair values of assets and liabilities acquired by the Company in the PMA acquisition (in thousands):
Accounts receivable	$ 10,238
Prepaids and other current assets	76
Property and equipment	1,071
Intangible assets	66,300
Other non-current assets	6,468
Total Assets	84,153
Medical costs payable	6,973
Other current liabilities	3,004
Other liabilities	5,534
Total liabilities	15,511
Net identified assets acquired	68,642
Goodwill	45,142
Redeemable noncontrolling interest	(39,600)
Total purchase consideration	$ 74,184
The preliminary fair values of acquired assets and liabilities assumed represent management’s estimate of fair value and are subject to change if additional information, such as post-close working capital adjustments, becomes available.
We recognized intangible assets related to the PMA acquisition, which consist of the PMA trade name of $5.8 million with an estimated useful life of 15 years and customer relationships valued at $60.5 million with 7 to 10 year useful lives. The value of the trade name was determined using the relief from royalty method and the excess earnings method was used to value the customer relationships. The fair value of the noncontrolling interest was determined using an income approach and market approach and included a discount to account for the lack of marketability of the noncontrolling interest shares.
There was no revenue or earnings of PMA recognized in Consolidated Statements of Income (Loss) for the year ended December 31, 2020. The following pro forma financial information presents our revenue and net loss as if PMA had been included in the consolidated results of the Company for the full years ending December 31, 2020 and 2019 (in thousands):

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
	Pro Forma Consolidated Statements of Income (Loss) (Unaudited)
	2020	2019
Revenue	$ 1,293,923	$ 359,074
Net loss	(239,907)	(123,415)
BND Acquisition:   On April 30, 2020, we acquired all of the outstanding shares of Universal Care, Inc. (d.b.a. Brand New Day) (“BND”). BND is a leader in providing healthcare services in California and serves Medicare eligible seniors and special needs populations through their extensive network of primary care providers and specialists. BND combines analytics and evidence-based clinical programs with aligned provider relationships to provide high quality, affordable care for complex and vulnerable populations. The total consideration included $206.9 million in cash and $80.0 million in Bright Health Series D preferred stock. We have since applied indemnity escrow adjustments of $44.0 million to the acquisition price, bringing total consideration to $210.1 million, net of cash acquired of $32.8 million. The escrow adjustments are made up of $40.2 million of tangible net equity adjustments and $3.8 million of target gross margin adjustments. Transaction costs of $3.8 million incurred in connection with the acquisition are included in operating costs in the Consolidated Statements of Income (Loss) for the year ended December 31, 2020.
The total purchase consideration for the BND acquisition was allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the acquisition date. The excess of the purchase price over the net assets acquired was recorded as goodwill. The goodwill is attributable to synergies from leveraging BND’s strong clinical model of care to drive growth in our MA business outside of California. The goodwill from the BND acquisition is not deductible for tax purposes.
The following table discloses the preliminary assets and liabilities acquired by the Company in the BND acquisition (in thousands):
Accounts receivable	$ 74,128
Prepaids and other current assets	30,583
Property and equipment	4,375
Intangible assets	72,600
Other non-current assets	2,906
Total Assets	184,592
Medical costs payable	119,408
Other current liabilities	42,356
Other liabilities	10,624
Total liabilities	172,388
Net identified assets acquired	12,204
Goodwill	197,886
Total purchase consideration	$ 210,090
The preliminary fair values of acquired assets and liabilities assumed represent management’s estimate of fair value and are subject to change if additional information, such as post-close working capital adjustments, becomes available.
We recognized intangible assets related to the BND acquisition, which consist of the BND trade name of $24.9 million with an estimated useful life of 15 years, customer relationships valued at $45.7 million with a 12 year useful life, and $2.0 million of other intangibles related to the provider network with a 10 year useful life. The value of the trade name was determined using the relief from royalty method and the excess earnings method was used to value the customer relationships.
The amount of revenue and loss of BND recognized in Consolidated Statements of Income (Loss) from the acquisition date through December 31, 2020 are $426.4 million and $(27.6) million, respectively.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The following pro forma financial information presents our revenue and net loss as if BND had been included in the consolidated results of the Company for the full years ending December 31, 2020 and 2019 (in thousands):
	Pro Forma Consolidated Statements of Income (Loss) (Unaudited)
	2020	2019
Revenue	$ 1,403,483	$ 776,751
Net loss	(264,400)	(173,439)
AMD Acquisition:   On December 31, 2019, we acquired substantially all of the assets and liabilities of Family Practice of Broward, L.L.C., a Florida limited liability corporation, renaming it to AssociatesMD Medical Group, Inc. (AMD). AMD is a non-physician owned medical group of healthcare providers across a variety of different specialties serving patients in Florida. The purchase consideration included $31.8 million in cash, $3.5 million of Series D Preferred Stock, and $5.7 million of contingent consideration related to an earn-out arrangement for total consideration of $41.0 million. Transaction costs of $0.6 million incurred in connection with the acquisition are included in operating costs in the Consolidated Statements of Income (Loss) for the year ended December 31, 2019.
As part of the acquisition, we recognized intangible assets related to this purchase. Intangible assets consist of the AMD trade name of $7.5 million with an estimated useful life of 15 years and customer relationships valued at $11.2 million with a 10-year useful life. The value of the trade name was determined using the relief from royalty method and the excess earnings method was used to value the customer relationships. The excess of the purchase price over the net assets acquired was recorded as goodwill. The goodwill is attributable to the acquired work force and benefits from AMD’s clinical capabilities to serve enrollees as part of our Florida market entrance. The full amount of goodwill from the AMD acquisition is expected to be deductible for tax purposes.
The following table discloses the assets and liabilities acquired by the Company in the AMD acquisition (in thousands):
Prepaids and other current assets	$ 2,725
Property and equipment	1,341
Intangible assets	18,712
Other non-current assets	3,962
Total Assets	26,740
Other current liabilities	2,776
Other liabilities	3,018
Total liabilities	5,794
Net identified assets acquired	20,946
Goodwill	20,007
Total purchase price	$ 40,953
The following pro forma financial information presents our revenue and net loss as if AMD had been included in the consolidated results of the Company for the full years ending December 31, 2019 and 2018 (in thousands):
	Pro Forma Consolidated Statements of Income (Loss) (Unaudited)
	2019	2018
Revenue	$ 310,092	$ 155,196
Net loss	(125,565)	(63,416)

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
NOTE 4.   INVESTMENTS
Available-for-sale securities are reported at fair value as of December 31, 2020 and 2019. Held-to-maturity securities are reported at amortized cost as of December 31, 2020 and 2019. The following is a summary of our investment securities as of December 31 (in thousands):
	2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
Cash equivalents	$ 153,743	$ —	$ (3)	$ 153,740
Available for sale:
U.S. government and agency obligations	291,834	1,246	(1)	293,079
Corporate obligations	280,557	1,104	(30)	281,631
State and municipal obligations	18,459	107	—	18,566
Commercial paper	14,990	1	—	14,991
Certificates of deposit	53,504	2	(1)	53,505
Other	5,534	2	—	5,536
Total available-for-sale securities	664,878	2,462	(32)	667,308
Held to maturity:
U.S. government and agency obligations	6,677	—	—	6,677
Certificates of deposit	1,119	—	—	1,119
Total held-to-maturity securities	7,796	—	—	7,796
Total investments	$ 826,417	$ 2,462	$ (35)	$ 828,844
	2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
Cash equivalents	$ 444,314	$ 1	$ —	$ 444,315
Available for sale:
U.S. government and agency obligations	143,746	638	(10)	144,374
Corporate obligations	69,034	353	(4)	69,383
Asset-backed securities	2,501	4	—	2,505
Total available-for-sale securities	215,281	995	(14)	216,262
Held to maturity:
U.S. government and agency obligations	5,577	—	—	5,577
Certificates of deposit	1,191	—	—	1,191
Total held-to-maturity securities	6,768	—	—	6,768
Total investments	$ 666,363	$ 996	$ (14)	$ 667,345
The fair value of available-for-sale investments, including those that are cash equivalents, with gross unrealized losses by major security type and length of time that individual securities have been in a continuous unrealized loss position at December 31 were as follows (in thousands):

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
	December 31, 2020
	Less Than 12 Months		12 Months or Greater		Total
Description of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Cash equivalents	$ 25,007	$ (3)	$ —	$ —	$ 25,007	$ (3)
U.S. government and agency obligations	12,507	(1)	—	—	12,507	(1)
Corporate obligations	121,006	(30)	—	—	121,006	(30)
Commercial paper	999	—	—	—	999	—
Certificates of deposit	14,003	(1)	—	—	14,003	(1)
Total bonds	$ 173,522	$ (35)	$ —	$ —	$ 173,522	$ (35)
	December 31, 2019
	Less Than 12 Months		12 Months or Greater		Total
Description of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency obligations	8,469	(9)	1,645	(1)	10,114	(10)
Corporate obligations	5,498	(4)	—	—	5,498	(4)
Total bonds	$ 13,967	$ (13)	$ 1,645	$ (1)	$ 15,612	$ (14)
As of December 31, 2020, we had 117 investment positions out of 1,917 that were in an unrealized loss position. As of December 31, 2019, we had 138 investment positions out of 1,450 that were in an unrealized loss position. We believe that we will collect the principal and interest due on our debt securities that have an amortized cost in excess of fair value. The unrealized losses were primarily caused by interest rate increases and not by unfavorable changes in the credit quality associated with these securities. At each reporting period, we evaluate securities for impairment when the fair value of the investment is less than its amortized cost. We evaluated the underlying credit quality and credit ratings of the issuers, noting no significant deterioration since purchase. As of December 31, 2020, we did not have the intent to sell any of the securities in an unrealized loss position. Therefore, we believe these losses to be temporary.
As of December 31, 2020, the maturity of available-for-sale securities, by contractual maturity, reflected at amortized cost and fair value were as follows (in thousands):
	2020
	Amortized Cost	Fair Value
Due in one year or less	$ 497,885	$ 498,865
Due after one year through five years	165,793	167,242
Due after five years through 10 years	—	—
Due after 10 years	1,200	1,200
Total debt securities	$ 664,878	$ 667,307
Investment income in the Consolidated Statements of Income (Loss) for the years ended December 31, 2020, 2019 and 2018, was $8.5 million, $8.3 million and $3.5 million, respectively. Realized gains (losses) of $0.1 million, $0.0 million and $(0.0) million are included within total investment income, and reclassified out of accumulated other comprehensive income, for the years ended December 31, 2020, 2019 and 2018, respectively.
NOTE 5.   FAIR VALUE MEASUREMENTS
Fair value measurement:   The Fair Value Measurements and Disclosures topic in FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures of fair value measurements, which applies to all assets and liabilities measured on a fair value basis. The standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
Basis of fair value measurement:
Level 1:
Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2:
Quoted prices for similar assets or liabilities in active markets or quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability

Level 3:
Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity)

There were no transfers in or out of Level 3 financial assets or liabilities during the years ended December 31, 2020 or 2019.
Nonfinancial assets and liabilities or financial assets and liabilities that are measured at fair value on a nonrecurring basis are subject to fair value adjustments only in certain circumstances, such as when the Company records an impairment. There were no significant fair value adjustments for these assets and liabilities recorded during the years ended December 31, 2020 or 2019.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
The following methods and assumptions were used to estimate the fair value and determine the fair value hierarchy classification of each class of financial instrument included in the tables below:
Cash and Cash equivalents — The carrying value of cash and cash equivalents approximates fair value as maturities are less than three months. Fair values of cash equivalent investments outside of money-market funds and U.S. treasury securities are classified as Level 2.
Debt Securities — The fair values of debt securities are based on quoted market prices, where available. We obtain one price for each security primarily from its custodian, or if unavailable, securities evaluations, prices received from a secondary pricing source, or other third-party calculated prices based on observable inputs in the market are used to price securities. If these are unavailable, we are able to provide pricing overrides from other acceptable sources or methods; however, based upon the relatively high rating of our investments, this is generally not required.
We are ultimately responsible for determining fair value, as well as the appropriate level within the fair value hierarchy, based on the significance of unobservable inputs. At the end of each reporting period, we review third-party pricing services’ pricing methodologies, data sources and pricing inputs to ensure the fair values obtained are reasonable.
There are no investments in Level 3 securities as of December 31, 2020 or 2019.
Contingent Consideration — The fair value of contingent consideration recorded as part of the AMD acquisition is determined using a discounted future benefit method based on projections developed using unobservable inputs and is thus classified as Level 3.
The following tables set forth our fair value measurements as of December 31, 2020 and 2019, for assets measured at fair value on a recurring basis (in thousands):

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
	2020
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 149,499	$ 4,019	$ —	$ 153,518
Available for sale:
U.S. government and agency obligations	197,886	95,193	—	293,079
Corporate obligations	—	281,631	—	281,631
State and municipal obligations	—	18,566	—	18,566
Commercial paper	—	14,991	—	14,991
Certificates of deposit	—	53,505	—	53,505
Other	—	5,536	—	5,536
Total assets at fair value	$ 347,385	$ 473,441	$ —	$ 820,826
Liabilities
Contingent consideration	$ —	$ —	$ 5,716	$ 5,716
	2019
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 444,215	$ 100	$ —	$ 444,315
Available for sale:
U.S. government and agency obligations	95,149	49,225	—	144,374
Corporate obligations	—	69,383	—	69,383
Asset-backed securities	—	2,505	—	2,505
Total assets at fair value	$ 539,364	$ 121,213	$ —	$ 660,577
Liabilities
Contingent consideration	$ —	$ —	$ 5,716	$ 5,716
The following tables set forth the Company’s fair value measurements as of December 31, 2020 and 2019, for certain financial instruments not measured at fair value on a recurring basis (in thousands):
	2020
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 222	$ —	$ —	$ 222
Held to maturity:
U.S. government and agency obligations	6,732	—	—	6,732
Certificates of deposit	—	1,119	—	1,119
Total held to maturity	$ 6,954	$ 1,119	$ —	$ 8,073
2019
	Level 1	Level 2	Level 3	Total
Held to maturity:
U.S. government and agency obligations	$ 5,577	$ —	$ —	$ 5,577
Certificates of deposit	—	1,191	—	1,191
Total held to maturity	$ 5,577	$ 1,191	$ —	$ 6,768
During the years ended December 31, 2020 and 2019, we did not transfer any securities between levels.
The carrying amounts reported on the Consolidated Balance Sheets for other current financial assets and liabilities approximate fair value due to their short-term nature. These assets and liabilities are not included in the tables above.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
NOTE 6.   PROPERTY, EQUIPMENT AND CAPITALIZED SOFTWARE
Property, equipment and capitalized software at December 31, 2020 and 2019, consists of the following (in thousands):
	2020	2019
Software	$ 13,202	$ 3,235
Leasehold improvements	3,604	2,331
Medical equipment	705	33
Gross property and equipment	17,511	5,599
Less accumulated depreciation	(5,247)	(2,368)
Property and equipment, net	$ 12,264	$ 3,231
Depreciation expense of $2.9 million, $1.1 million and $1.0 million was recognized for the years ended December 31, 2020, 2019 and 2018, respectively.
NOTE 7.   GOODWILL AND INTANGIBLE ASSETS
Changes in the carrying value of goodwill by reportable segment were as follows (in thousands):
	Bright HealthCare		NeueHealth
	Gross Carrying Amount	Cumulative Impairment	Gross Carrying Amount	Cumulative Impairment
Balance at January 1, 2019	$—	$—	$—	$—
Acquisitions	—	—	20,125	—
Balance at December 31, 2019	—	—	20,125	—
Acquisitions	197,886		45,142
Purchase adjustments	—	—	(118)	—
Balance at December 31, 2020	$197,886	$—	$65,149	$—
The gross carrying value and accumulated amortization for definite-lived intangible assets were as follows (in thousands):
	December 31, 2020		December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$ 117,451	$ 3,664	$ 11,251	$ —
Trade names	38,161	1,604	7,461	—
Other	2,000	133	—	—
Total	$ 157,612	$ 5,401	$ 18,712	$ —
The acquisition date fair values and weighted average useful lives assigned to definite-lived intangible assets consisted of the following by year of acquisition (in thousands, except years):
	2020		2019
	Fair Value	Weighted- Average Useful Life (in years)	Fair Value	Weighted- Average Useful Life (in years)
Customer relationships	$ 106,200	10.6	$ 11,251	10.0
Trade names	30,700	15.0	7,461	15.0
Other	2,000	10.0	—	—
Total	$ 138,900	11.6	$ 18,712	12.0

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Amortization expense relating to intangible assets for the year ended December 31, 2020 was $5.4 million. We did not have any amortization expense for the years ended December 31, 2019 and 2018. Estimated full year amortization expense relating to intangible assets for each of the next five years ending December 31 is $14.1 million.
NOTE 8.   MEDICAL COSTS PAYABLE
The following table shows the components of the change in medical costs payable for the years ended December 31 (in thousands):
	2020	2019	2018
Medical costs payable – January 1	$ 44,804	$ 22,978	$ 5,845
Incurred related to:
Current year	1,057,064	233,447	97,587
Prior year	(8,622)	(7,427)	(1,181)
Total incurred	1,048,442	226,020	(96,406)
Paid related to:
Current year	941,401	188,919	74,750
Prior year	33,479	15,275	4,523
Total paid	974,880	204,194	79,273
Acquired claims liabilities	131,411	—	—
Medical costs payable – December 31	$ 249,777	$ 44,804	$ 22,978
Medical costs payable attributable to prior years decreased by $8.6 million, $7.4 million and $1.2 million for the years ended December 31, 2020, 2019 and 2018, respectively, as a result of claim settlements being less than original estimates. Medical costs payable estimates are adjusted as additional information becomes known regarding claims. There were no significant changes to estimation methodologies in 2020 or 2019.
The table below details the components making up the medical costs payable as of December 31 (in thousands):
	2020	2019
Claims unpaid	$ 23,269	$ 3,245
Risk sharing amounts payable	16,963	3,572
Claims adjustment expense liability	2,487	1,345
Incurred but not reported (IBNR)	207,058	36,642
Total medical costs payable	$ 249,777	$ 44,804
Medical costs payable are primarily related to the current year. There are no reinsurance recovery amounts assumed in medical costs payable at December 31, 2020 and 2019. The Company has recorded claims adjustment expense as a component of operating costs in the Consolidated Statements of Income (Loss).
The following is information about incurred and cumulative paid claims development as of December 31, 2020, net of reinsurance, and the total claims payable plus expected development on reported claims included within the net incurred claims amounts.
The information about incurred and paid claims development for the years ended December 31, 2018 through 2020 is presented as supplementary information as follows and is inclusive of claims incurred and paid related to Brand New Day and PMA prior and subsequent to the acquisition dates (in thousands):

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance (in thousands)			Total Incurred but Not Reported Liabilities Plus Expected Development on Reported Claims
	For the Years Ended December 31,
Accident Year	(Unaudited) 2018	(Unaudited) 2019	2020
2018	435,729	435,230	436,786	41
2019	—	733,216	724,120	1,321
2020	—	—	1,303,467	244,593
Total			$ 2,464,373
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance (in thousands)
	For the Years Ended December 31,
Accident Year	(Unaudited) 2018	(Unaudited) 2019	2020
2018	366,558	435,065	436,882
2019	—	620,495	717,624
2020	—	—	1,065,531
Total			$ 2,220,037
All outstanding liabilities before 2018, net of reinsurance			121
Liabilities for claim and claim adjustment expenses, net of reinsurance			$ 244,457
December 31, 2020
Net outstanding liabilities	$ 244,457
Reinsurance recoverable on unpaid claims	5,320
Total gross liability for unpaid claims and claims	$ 249,777
NOTE 9.   PREFERRED STOCK
The Company closed the Series E fundraise in October 2020 in which we issued 24.5 million shares of Series E Convertible preferred stock (“Series E Stock”) at a per share price of $20.4177 for an aggregate amount of approximately $500 million. We also issued 0.9 million shares of Series E Stock at a value of $17.8 million as part of the PMA acquisition.
The Company closed the first tranche of the Series D fundraise in December 2019, in which the Company issued 28.2 million shares of Series D Convertible preferred stock (“Series D Stock”) at a per share price of $15.025 for an aggregate amount of approximately $423.8 million. We closed the second tranche of the Series D fundraise in April 2020, in which the Company issued 14.1 million shares of Series D Stock at a per share price of $15.025 for an aggregate amount of approximately $211.2 million. We also issued 5.6 million shares of Series D Stock at a value of $80.0 million and 0.2 million shares at a value of $3.5 million dollars as part of the Brand New Day acquisition and AMD acquisition respectively.
The Company closed the Series C fundraise in November 2018 in which we issued 26.1 million shares of Series C Convertible Preferred Stock (“Series C Stock”) at a per share price of $7.673 for an aggregate amount of approximately $200 million. The Company also issued an additional 0.6 million shares of Series B Convertible preferred stock in September 2018 at a per share price of $5.0499 for an aggregate amount of approximately $3.0 million.
Prior to 2018, the Company issued Series A and Series B preferred stock. The Series A Stock, Series B Stock, Series C Stock, Series D Stock and Series E Stock are collectively referred to herein as the “Preferred Stock”. The Preferred Stock is classified outside of Shareholders’ Equity (Deficit) on the Consolidated

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Balance Sheets because the holders of such stock have liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within our control and would require redemption of the then-outstanding Preferred Stock. The Preferred Stock is not redeemable, except in the event of a deemed liquidation at the liquidation preference amounts.
The detail of our Preferred Stock as of December 31, 2020 is as follows (in thousands):
Preferred Stock Series	Preferred Shares Authorized	Preferred Shares Issued	Preferred Shares Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
A	32,439	32,439	32,439	$ 81,690	$ 82,718	7,339
B	32,278	32,278	32,278	163,000	163,000	32,278
C	26,065	26,065	26,065	200,000	200,000	26,065
D	48,101	48,101	48,101	718,500	722,710	48,101
E	27,424	25,362	25,362	517,825	517,825	25,362
Total	166,307	164,245	164,245	$ 1,681,015	$ 1,686,253	139,145
The detail of our preferred stock as of December 31, 2019 is as follows (in thousands):
Preferred Stock Series	Preferred Shares Authorized	Preferred Shares Issued	Preferred Shares Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
A	39,778	32,439	32,439	$ 81,690	$ 82,718	7,339
B	32,278	32,278	32,278	163,000	163,000	32,278
C	26,065	26,065	26,065	200,000	200,000	26,065
D	54,757	28,440	28,440	427,300	427,300	28,440
Total	152,878	119,222	119,222	$ 871,990	$ 873,018	94,122
Voting:   Each holder of outstanding shares of Preferred Stock votes with the holders of shares of common stock, as a single class, and shall be entitled to the number of votes in respect of their shares of Preferred Stock equal to the number of shares of common stock into which the shares of Preferred Stock held by such holder could be converted as of the record date.
Dividends:   The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of Preferred Stock (firstly, the holders of Series E Preferred Stock, secondly, the holders of Series D Preferred Stock, and thereafter the holders of Series C, Series B and Series A Preferred Stock) then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of such series of Preferred Stock in an amount equal to the quotient obtained by dividing (a) the aggregate amount of any such dividend on shares of such other class or series of capital stock of the Company by (b) the total number of shares of Preferred Stock then outstanding.
Liquidation:   In the event of a liquidation, voluntary or involuntary, dissolution or winding up of the Company or deemed liquidation event, the holders of the Series E Stock will be entitled to receive (i) an amount per share equal to the applicable Liquidation Price plus (ii) any dividends declared but unpaid (the “Series E Liquidation Amount”). In the event that proceeds are not sufficient to permit payment of the Series E Liquidation Amount, the proceeds will be ratably distributed among the holders of the Series E Stock. After the payment of the Series E Liquidation Amount in full, the holders of the Series D Stock will be entitled to receive (i) an amount per share equal to the applicable Liquidation Price plus (ii) any dividends declared but unpaid (the “Series D Liquidation Amount”). In the event that proceeds are not sufficient to permit payment of the Series D Liquidation Amount, the proceeds will be ratably distributed among the holders of the Series D Stock. After the payment of the Series E Liquidation Amount and Series D Liquidation Amount in full, the holders of the Junior Preferred Stock will be entitled to receive (i) an amount per share equal to the applicable Liquidation Price for each class plus (ii) any dividends declared but unpaid (the “Junior Preferred Liquidation Amount”). In the event that proceeds are not sufficient to permit payment of the Junior Preferred Liquidation Amount, the proceeds will be ratably distributed among the holders of the Junior Preferred Stock.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
After payments have been made in full to the holders of Preferred Stock, then, to the extent available, the remaining assets of the Company available for distribution to its stockholders will be distributed ratably among the holders of common stock.
Conversion:   Each share of Preferred Stock shall automatically be converted into such number of shares of common stock as is determined by dividing the applicable Liquidation Price (subject to appropriate adjustment from time to time as set forth elsewhere herein), by the applicable Conversion Price then applicable to such shares (such quotient is referred to herein as the “Conversion Rate”), upon the earlier of: (i) the vote or written consent of the Major Investors, and each class of Preferred Stock other than the Series A, and (ii) an initial public offering which results in aggregate net cash proceeds to the Company of not less than $200 million (before underwriting discounts, fees and commissions).
NOTE 10.   SHARE-BASED COMPENSATION
At the discretion of the board of directors, we may grant options to purchase common stock and RSAs to certain employees under the Bright Health Inc. 2016 Stock Incentive Plan (the “2016 Incentive Plan”). There are 28.1 million common shares authorized for issuance under the 2016 Incentive Plan. At December 31, 2020, a total of 3.0 million shares were available for future issuance under the 2016 Incentive Plan.
We recognized share-based compensation expense of $5.5 million, $1.9 million, and $0.3 million for the years ended December 31, 2020, 2019 and 2018, respectively, which is included in operating costs in the Consolidated Statements of Income (Loss).
Stock Options
The board of directors determines the exercise price, vesting periods and expiration dates at the time of the grant. The option awards have been granted at an exercise price that corresponds to the Company’s most recently determined per share fair market value and vest 25% at one year from the grant date, then ratably over the next 36 months with continuous employee service. Option grants generally expire 10 years from the date of grant.
The calculated value of each option award is estimated on the date of grant using a Black-Scholes — based option valuation model that used the following assumptions for options granted during 2020, 2019 and 2018:
	2020	2019	2018
Risk-free interest rate	0.88%	2.22%	2.75%
Expected volatility	31.3%	28.3%	28.5%
Expected dividend rate	0.0%	0.0%	0.0%
Forfeiture rate	14.5%	14.5%	14.5%
Expected life in years	6.1	6.1	6.1
Risk-free interest rates are based on U.S. Treasury yields in effect at the time of grant. Expected volatilities are based on the historical volatility of our publicly traded industry peers. We use historical data to estimate option forfeitures within the valuation model. The expected lives of options granted represent the period of time that the awards granted are expected to be outstanding based on historical exercise patterns.
The activity for the stock options for the year ended December 31, 2020 is as follows (in thousands, except exercise price and contractual life):

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2020	12,624	3.17	9.0	$ 27,065
Granted	10,325	5.71
Exercised	(718)	2.23
Forfeited	(910)	3.72
Expired	(12)	3.06
Outstanding at December 31, 2020	21,309	$ 4.42	8.7	$ 53,573
The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2020, 2019 and 2018, was $1.83, $1.20 and $0.66, respectively, per share. The aggregate intrinsic value of stock options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) exercised during the years ended December 31, 2020, 2019 and 2018, was $2.7 million, $3.7 million and $4.0 million, respectively. At December 31, 2020, there was $18.1 million of unrecognized compensation expense related to stock options that is expected to be recognized over a weighted-average period of 1.3 years.
Restricted Stock
A participant granted RSAs will have all voting, dividend, liquidation and other rights with respect to the shares of common stock upon the participant becoming a holder of the shares. The RSAs vest 25% at one year from the grant date, then ratably over the next 36 months with continuous employee service. The RSAs per share fair market value is determined on the grant date based on the Company’s most recently determined per share fair market value. The activity for unvested RSAs for the year ended December 31, 2020, is summarized in the table below (in thousands, except per share amounts):
	Shares	Weighted-Average Grant Date Fair Value per Share
RSA unvested at January 1, 2020	97	0.04
RSA granted during the year	—	—
RSA canceled during the year	—	—
RSA vested during the year	(97)	0.04
RSA unvested at December 31, 2020	—	$ —
At December 31, 2020, there was no unrecognized compensation expense related to RSAs.
NOTE 11.   NET LOSS PER SHARE
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31 (in thousands, except for per share amounts):
	2020	2019	2018
Net loss	$ (248,442)	$ (125,337)	$ (62,641)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	45,398	44,829	43,992
Net loss per share attributable to common stockholders, basic and diluted	$ (5.47)	$ (2.80)	$ (1.42)
The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect for the years ended December 31 (in thousands):

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
	2020	2019	2018
Redeemable preferred stock	139,145	94,122	65,682
Stock options to purchase common stock	21,309	12,624	4,240
Total	160,454	106,746	69,922
NOTE 12.   BENEFIT PLANS
The Company has a 401(k) retirement salary savings plan (401(k) Plan) for all eligible employees. We made safe harbor nonelective matching contributions equal to 3% of employee compensation to the 401(k) Plan. The Company’s matching contribution expense was $1.9 million, $0.9 million and $0.7 million for 2020, 2019 and 2018, respectively, and was included in operating costs in the Consolidated Statements of Income (Loss).
NOTE 13.   INCOME TAXES
The components of income tax (benefit) expense for the years ended December 31, 2020, 2019 and 2018 are as follows (in thousands):
	2020	2019	2018
Current	$ —	$ —	$ —
Deferred	(9,161)	—	—
Total income tax (benefit) expense	$ (9,161)	$ —	$ —
A reconciliation of the statutory tax rate (21%) to the effective income tax rate for the years ended December 31, 2020, 2019 and 2018, is as follows (in thousands):
	2020	2019	2018
Tax (benefit) expense at federal statutory rate	$ (52,173)	$ (26,321)	$ (13,155)
Increase (decrease) in income taxes resulting from:
Adjustment to deferred tax valuation allowance	43,012	26,321	13,155
Income tax (benefit) expense	$ (9,161)	$ —	$ —
Effective tax rate	3.6%	0.0%	0.0%
The tax effects of temporary differences related to deferred tax assets and liabilities for the years ended December 31, 2020 and 2019, are as follows (in thousands):
	2020	2019
Deferred tax assets:
Net operating loss carryforward	$ 107,002	$ 53,325
Premiums received in advance	1,454	672
Accrued salaries and benefits	5,246	1,557
Section 195 startup expenditures	2,164	2,364
Other	1,173	371
	117,039	58,289
Less valuation allowance	(99,537)	(57,491)
Total deferred tax assets	17,502	798
Deferred tax liabilities:
Prepaid expenses	(1,195)	(373)
Fixed assets	(628)	(151)
Goodwill and intangible assets	(15,447)	—
Unrealized gains	(509)	—
Investment income	(3)	(274)
Total deferred tax liabilities	(17,782)	(798)
Net deferred tax liabilities	$ (280)	$ —

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Net operating losses (NOLs) were $483.1 million and $253.9 million as of December 31, 2020 and 2019, respectively. These NOLs start to expire in 2036.
Of the operating loss carryforwards noted, a portion of them may not be available after the application of Internal Revenue Code (IRC) Section 382 limitations. The IRC Section 382 imposes restrictions on the utilization of various carryforward tax attributes in the event of a change in ownership of the Company, as defined by IRC Section 382. In addition, IRC Section 382 may limit the Company’s built-in items of deduction, including capitalized start-up costs.
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Based on the level of historical taxable losses and projections of future taxable income (losses) over the periods in which the deferred tax assets can be realized, management currently believes that it is not more likely than not that the Company will be able to realize the benefits of these deductible differences. Accordingly, a valuation allowance has been established to reserve for potential benefits of the remaining carryforwards and tax credits in our Consolidated Financial Statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets.
As of December 31, 2020, there were no unrecognized tax benefits recorded.
The Company files income tax returns in the U.S. federal jurisdiction and all state jurisdictions as necessary. The Company’s U.S. federal returns are no longer subject to income tax examinations for taxable years before 2017. State tax returns for taxable years before 2016 are no longer subject to examination.
NOTE 14.   COMMITMENTS AND CONTINGENCIES
Leases:   We lease our facilities under operating leases that are noncancelable and expire on various dates with options to renew. Operating lease costs were $5.7 million, $1.9 million and $0.8 million for the years ended December 31, 2020, 2019 and 2018, respectively. The years ended December 31, 2020 and 2019 included immaterial short-term lease costs and sublease income. Operating lease costs are including in operating costs in the Consolidated Statements of Income (Loss).
At December 31, 2020 and 2019, the assets and liabilities related to operating leases in our Consolidated Balance Sheets are as follows (in thousands):
	Balance Sheet Location	2020	2019
Assets
Operating lease ROU assets	Othernon-currentassets	$ 26,965	$ 14,028
Liabilities
Operating lease liabilities — current	Othercurrentliabilities	6,569	3,520
Operating lease liabilities — noncurrent	Otherliabilities	21,851	10,950
Total lease liabilities		$ 28,420	$ 14,470
Supplemental cash flow and noncash information related to our operating leases was as follows (in thousands):
	2020	2019
Operating cash flows from operating leases	$ 6,131	$ 1,998
ROU assets obtained in exchange for new lease liabilities	7,793	274
ROU assets obtained from acquisitions	8,392	3,925
Weighted-average remaining lease term (in years)	5.6	5.2
Weighted-average discount rate	6.0%	6.0%

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
At December 31, 2020, future minimum annual lease payments under all noncancelable operating leases are as follows (in thousands):
Minimum Lease Payments
Years ending December 31:
2021	$ 7,356
2022	6,692
2023	5,409
2024	4,858
2025	3,553
Thereafter	6,073
Undiscounted future minimum payments	33,941
Imputed interest	(5,521)
Total reported lease liability	$ 28,420
Legal proceedings:   In the normal course of business, the Company could be involved in various legal proceedings such as, but not limited to, the following: lawsuits alleging negligence in care or general liability, violation of regulatory bodies’ rules and regulations, or violation of federal and/or state laws. Where appropriate, we make accruals related to these matters, which are reflected in the Consolidated Financial Statements. However, there are cases where liability is not probable or the amount cannot be reasonably estimated and, therefore, accruals have not been made. We provide disclosure of matters where we believe it is reasonably possible the impact may be material to our Consolidated Financial Statements. At December 31, 2020 and 2019, there were no material known contingent liabilities.
Restricted capital and surplus:   Our regulated legal insurance entities are required by statute to meet and maintain a minimum level of capital as stated in applicable state regulations. These balances are monitored regularly to ensure compliance with these regulations. Our regulated subsidiaries had statutory capital and surplus of $235.8 million and $119.0 million as of December 31, 2020 and 2019, respectively. The estimated statutory capital and surplus required to satisfy these regulatory requirements was $106.3 million and $40.4 million as of December 31, 2020 and 2019, respectively.
The amount of ordinary dividends that may be paid out of the regulated legal entities’ unassigned surplus during any given period is subject to certain restrictions as specified by state statutes, which generally require prior-year net income or sufficient statutory capital and surplus. The regulated legal entities paid no ordinary dividends during 2020 or 2019 to the parent holding company.
ACA commercial RADV audit:   To ensure the integrity of the risk adjustment program, CMS, on behalf of HHS, performs risk adjustment data validation, also known as HHS risk adjustment data validation (HHS- RADV). The findings from HHS-RADV are used to adjust issuers’ enrollee risk scores and risk adjustment transfers. We received notification from CMS indicating a receivable of $19.1 million as a result of 2017 and 2018 RADV audits to be paid to the Company in future years, which we recorded in premium revenue in the Consolidated Financial Statements as of December 31, 2020. However, given various appeals filed by insurers contesting the results of the audit and uncertainty surrounding settlement of this amount, we did not recognize a financial impact of this gain contingency in the financial statements as of December 31, 2019.
NOTE 15.   SEGMENTS AND GEOGRAPHIC INFORMATION
Factors used to determine our reportable segments include the nature of operating activities, economic characteristics, existence of separate senior management teams and the type of information used by the Company’s chief operating decision maker (CODM) to evaluate its results of operations. We have identified three operating segments based on our primary product and service offerings: Bright HealthCare — IFP, Bright HealthCare — MA and NeueHealth. We have aggregated our IFP and MA operating segments into the Bright HealthCare reportable segment.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The following is a description of the types of products and services from which our two reportable segments derive their revenues:
Bright HealthCare:   A healthcare financing and distribution business that aggregates over 500,000 consumers and delivers healthcare benefits through its various lines of business. Today it serves consumers across Individual and Family Plans, Medicare Advantage, Employer, and Medicaid lines of business in 13 states. The Bright HealthCare reportable segment includes the results of operations of our Bright Healthcare — IFP and Bright Healthcare — MA operating segments. The Bright HealthCare segment shares significant common assets, including a contracted network of physicians, healthcare professionals, hospitals and other facilities, information technology, consumer service infrastructure and other resources.
NeueHealth:   We develop, contract, and manage high-performing, Care Partner focused, networks of care to Bright HealthCare and other payors. In addition, we deliver high quality virtual and in-person clinical care through our approximately 40 owned and managed risk-bearing primary care clinics. This multi-payor business provides the tools and services that enable providers to take and manage risk and, in some markets, take and manage that risk directly.
The Company’s accounting policies for reportable segment operations are consistent with those described in Note 2, Summary of Significant Accounting Policies. Transactions between reportable segments principally consist of care management and local care delivery provided by NeueHealth to Bright HealthCare. We utilize operating income (loss) before income taxes as the profitability metric for our reportable segments.
As a percentage of our total consolidated revenues, premium revenues from CMS were 40%, 13% and 13% for the years ended December 31, 2020, 2019 and 2018, respectively, which are included in our Bright HealthCare segment. For all periods presented, all of our long-lived assets were located in the United States, and all revenues were earned in the United States.
The following table presents the reportable segment financial information for the year ended December 31, 2020 (in thousands):
	Bright HealthCare	NeueHealth	Eliminations	Consolidated
Premium revenue	$ 1,172,545	$ 7,793	$ —	$1,180,338
Service revenue	—	18,514	—	18,514
Investment income	8,468	—	—	8,468
Total unaffiliated revenue	1,181,013	26,307	—	1,207,320
Affiliated revenue	—	10,840	(10,840)	—
Total segment revenue	1,181,013	37,147	(10,840)	1,207,320
Loss before income taxes	(248,896)	(8,707)	—	(257,603)
Depreciation and amortization	$ 6,394	$ 1,895	$ —	$ 8,289
We do not include asset information by reportable segment in the reporting provided to the CODM. Our NeueHealth segment was created in 2020 with our acquisition of AMD on December 31, 2019 and the establishment of our Bright Health Network service. As such, all activity included in the Consolidated Statements of Income (Loss) for the years ended December 31, 2019 and 2018 related to our Bright HealthCare reportable segment.
NOTE 16.   REDEEMABLE NONCONTROLLING INTEREST
As part of the PMA acquisition, we entered into a put/call agreement with respect to the equity interests in PMA held by controlling interest holder. The call options allow for the Company to purchase the 38% noncontrolling interest equity beginning on the fifth anniversary of the transaction date and each subsequent anniversary thereafter, or under certain other accelerating events as defined in the agreement,

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
solely at the Company’s discretion. The put option allows the noncontrolling interest holder the ability to cause the Company to purchase their noncontrolling equity interest beginning on the seventh anniversary of the transaction date and each subsequent anniversary thereafter.
Based on the nature of the put option redemption feature, which is outside the control of the Company, the noncontrolling interests are classified as redeemable in the accompanying Consolidated Balance Sheets at December 31, 2020. The put option redemption feature that is outside the control of the Company is settled at a multiple of EBITDA, which is an other than fair value settlement amount. As such, we will make a measurement adjustment when the put option redemption price exceeds the carrying amount as calculated under ASC 810, Consolidation. The value of the redeemable noncontrolling interest was valued at $39.6 million as of December 31, 2020.
The following table provides details of our redeemable noncontrolling interest activity for the year ended December 31, 2020 (in thousands):
Redeemable Noncontrolling Interest
Balance at January 1, 2020	$ —
Acquisitions	39,600
Balance at December 31, 2020	$ 39,600
NOTE 17.   CONDENSED FINANCIAL INFORMATION
The Bright Health Group, Inc. (the “Parent Company”) condensed financial statements should be read in conjunction with our Consolidated Financial Statements. The condensed financial statements include the activity of the Parent Company and reflect its subsidiaries using the equity method of accounting. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed earnings of consolidated subsidiaries. The following summarizes the major categories of the Parent Company’s financial statements (in thousands, except share and per share data):
Bright Health Group, Inc.
Parent Company Condensed Statements of Income (Loss) and Comprehensive Income (Loss)
	For the Years Ended December 31,
	2020	2019	2018
Revenue:
Investment income	26	16	8
Total revenue	26	16	8
Operating costs:
Operating costs	5,867	2,194	892
Total operating costs	5,867	2,194	892
Loss before income taxes and equity in net loss of subsidiaries	(5,841)	(2,178)	(884)
Income tax (benefit) expense	—	(123)	(151)
Loss before equity in net loss of subsidiaries	(5,841)	(2,055)	(733)
Equity in net loss of subsidiaries	(242,601)	(123,282)	(61,908)
Net loss	(248,442)	(125,337)	(62,641)
Unrealized investment holding gains	1,556	1,211	72
Less: reclassification adjustments for investment gains (losses)	112	38	(17)
Other comprehensive income	1,444	1,173	89
Comprehensive loss	$ (246,998)	$ (124,164)	$ (62,552)

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Bright Health Group, Inc.
Parent Company Condensed Balance Sheets
	As of December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$ 1,708	$ 563
Short-term investments	1,119	1,191
Investment in subsidiaries	1,172,126	605,702
Related-party receivable, net	—	123
Other assets	64	62
Total assets	1,175,017	607,641
Liabilities, Redeemable Preferred Stock and Shareholders’ Deficit
Related-party payable, net	100	—
Commitments and contingencies (Note 14)
Redeemable preferred stock, $0.0001 par value; 166,307,087 and 152,878,225 shares authorized in 2020 and 2019, respectively; 164,244,893 and 119,221,767 shares issued and outstanding in 2020 and 2019, respectively	1,681,015	871,990
Shareholders’ equity (deficit):
Common stock, $0.0001 par value; 219,664,575 and 187,870,902 shares authorized in 2020 and 2019, respectively; 45,887,566 and 45,169,695 shares issued and outstanding in 2020 and 2019, respectively	5	5
Additional paid-in capital	9,886	3,193
Retained earnings (deficit)	(515,989)	(267,547)
Total shareholders’ deficit	(506,098)	(264,349)
Total liabilities, redeemable preferred stock and shareholders’ deficit	$ 1,175,017	$ 607,641

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Bright Health Group, Inc.
Parent Company Condensed Statements of Cash Flows
	For the Years Ended December 31,
	2020	2019	2018
Net cash used in operating activities	(168)	(557)	(284)
Cash flows from investing activities:
Purchases of investments	(1,119)	(1,191)	(455)
Proceeds from sales, paydown, and maturities of investments	1,191	455	1,727
Capital contributions to operating subsidiaries	(480,869)	(390,945)	(204,300)
Business acquisition, net of cash acquired	(230,331)	(31,855)	—
Net cash used in investing activities	(711,128)	(423,536)	(203,028)
Cash flows from financing activities:
Proceeds from issuance of common stock	1,241	260	57
Proceeds from issuance of preferred stock	711,200	423,800	203,000
Net cash provided by financing activities	712,441	424,060	203,057
Net increase in cash and cash equivalents	1,145	(33)	(255)
Cash and cash equivalents – beginning of year	563	596	851
Cash and cash equivalents – end of year	$ 1,708	$ 563	$ 596
Cash dividends from unregulated subsidiaries and included in the Parent Company Condensed Statements of Cash Flows were $65.1 million, $349.9 million and $295.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.
NOTE 18.   SUBSEQUENT EVENTS
Subsequent to December 31, 2020, we completed three acquisitions. On March 31, 2021, we acquired all of the outstanding equity interests of True Health New Mexico, Inc. (THNM) for aggregate consideration of $27.5 million. THNM is a physician-led health insurance company offering policies available through the commercial market for individual on- and off-exchange and employer-sponsored health coverage. In addition, on March 31, 2021, we acquired Zipnosis, Inc. (Zipnosis), which is a telehealth platform that offers virtual care to health systems around the U.S., for aggregate consideration of $57.2 million, including $40.0 million in Series E preferred stock. On April 1, 2021, we also acquired Central Health Plan of California, Inc. (CHP), an insurance provider that provides Medicare Advantage HMO services, for aggregate consideration of $316.0 million, including $40.0 million in Series E preferred stock.
The total preliminary purchase consideration for the THNM and Zipnosis acquisitions is allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the acquisition date. The excess of the purchase price over the net assets acquired is recorded as goodwill. The goodwill for THNM is attributable to synergies from leveraging THNM’s strong local clinical model of care and the ability to enter into a new state of strategic interest for future growth and expansion. The goodwill from the Zipnosis acquisition is attributable to benefits from the ability to enhance our proprietary technology platform, DocSquad, and Zipnosis’s attractive virtual care capabilities to enhance Bright Health’s consumer and provider connectivity. The goodwill from the THNM and Zipnosis acquisitions is not deductible for tax purposes. The accounting for the THNM and Zipnosis acquisitions has not been completed because we have not finalized the valuation of acquired intangible assets. We have not obtained the information necessary to prepare an initial purchase price allocation for the CHP acquisition.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The following table discloses the preliminary estimated fair values of assets and liabilities acquired by the Company in the THNM and Zipnosis acquisitions (in thousands):
	THNM	Zipnosis
Cash and cash equivalents	$ 24,059	$ 3,194
Accounts receivable	714	1,062
Short-term investments	4,677	—
Prepaids and other current assets	8,337	141
Property and equipment	—	232
Intangible assets	8,250	8,580
Long-term investments	13,081	—
Other non-current assets	1,324	766
Total Assets	60,442	13,975
Medical costs payable	13,268	—
Accounts payable	14,663	136
Other current liabilities	6,327	785
Other liabilities	993	1,998
Total liabilities	35,251	2,919
Net identified assets acquired	25,191	11,056
Goodwill	2,282	46,180
Total purchase consideration	$ 27,473	$ 57,236
The preliminary fair values of acquired assets and liabilities assumed represent management’s estimate of fair value and are subject to change if additional information, such as post-close working capital adjustments, becomes available.
Our preliminary estimate of intangible assets related to the THNM acquisition consists of customer relationships, trade names and the provider network. For the Zipnosis acquisition, our preliminary estimate of intangible assets consists of customer relationships and developed technology. The preliminary values of intangible assets are based on the allocation of total purchase consideration to identified intangible assets in past acquisitions by the Company and analysis of comparable third-party business combinations.
The following pro forma financial information presents our revenue and net loss as if THNM and Zipnosis had been included in the consolidated results of the Company for the full years ending December 31, 2020 and 2019 (in thousands):
Pro Forma Consolidated Statements of Income (Loss) (Unaudited)
	2020	2019
Revenue
THNM	$ 1,325,584	$ 453,973
Zipnosis	$ 1,217,899	$ 287,167
Net loss
THNM	$ (255,805)	$ (121,887)
Zipnosis	$ (251,660)	$ (129,164)
On April 1, 2021, we purchased 1.6 million shares of Apollo Medical Holdings, Inc. (AMEH) common stock from Allied Physicians of California in a private sale transaction. The aggregate cash purchase price for the AMEH shares was $40.1 million.
On March 1, 2021, we entered into a $350.0 million revolving credit agreement (the “Credit Agreement”) with a syndicate of banks. The Credit Agreement matures on February 28, 2022; however, we may elect to

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
extend the maturity date to February 28, 2024 after an IPO provided the net proceeds received by the Company are greater than or equal to $1.0 billion (a “Qualified IPO”).
The obligations under the Credit Agreement are secured by substantially all of the assets of the Company and its wholly owned subsidiaries that are designated as guarantors, including a pledge of the equity of each of its subsidiaries. Borrowings under the Credit Agreement accrue interest at the Company’s election either at a rate of: the (i) the sum of (a) the greatest of (1) the Prime Rate (as defined in the Credit Agreement), (2) the rate of the Federal Reserve Bank of New York in effect plus 1∕2 of 1.0% per annum, and (3) London interbank offered rate (“LIBOR”), plus 1% per annum, and (b) a margin of 4.0%; or (ii) the sum of (a) the LIBOR multiplied by a statutory reserve rate and (b) a margin of 5.0%. In addition, commitment fee is 0.75% of the unused amount of the Credit Agreement.
Furthermore, the Credit Agreement contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to make certain restricted payments, incur additional debt, engage in certain asset sales, mergers, acquisitions or similar transactions, create liens on assets, engage in certain transactions with affiliates, change its business or make investments. Following a Qualified IPO, the Credit Agreement will continue to contain these covenants, including a covenant that restricts the Company’s ability to make dividends or other distributions. In addition, The Credit Agreement contains other customary covenants, representations and events of default.
We have evaluated events and transactions that have occurred through March 17, 2021, the date at which the consolidated financial statements were available for issuance, except for the acquisitions of THNM, Zipnosis and CHP and the investment in AMEH for which the date is April  21, 2021. Other than those described above, no additional events or transactions have occurred that may require adjustment to the Consolidated Financial Statements or disclosures.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Condensed Balance Sheet
(unaudited)
(in thousands, except share data)
As of April 30, 2020
Assets
Current assets:
Cash	$ 2,500
Premiums and risk adjustment receivables	74,578
Other receivables	25,162
Prepaid and other assets	4,971
Total current assets	107,211
Other assets:
Restricted cash	359
Property, plant and equipment, net	4,375
Other receivables	350
Deposits and other assets	176
Total other assets	5,260
Total assets	$ 112,471
Liabilities and Stockholders’ Deficit
Current liabilities:
Medical claims payable	$ 90,118
Risk-sharing arrangements	31,152
Accrued expenses	36,074
Accounts payable	2,354
Accrued payroll and related liabilities	1,688
Total current liabilities	161,386
Subordinated notes payable – related parties	33,000
Total liabilities	194,386
Stockholders’ Deficit
Common stock:
Class A-1, no par value, 450,000 shares authorized, 100,000 shares issued and outstanding	—
Class A-2, no par value, 450,000 shares authorized, 100,000 shares issued and outstanding	—
Class B, no par value, 100,000 shares authorized, 4,500 shares issued and outstanding	—
Additional paid-in capital	13,322
Accumulated deficit	(95,237)
Total stockholders’ deficit	(81,915)
Total liabilities and stockholders’ deficit	$ 112,471
See accompanying notes to financial statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Condensed Statement of Operations
(unaudited)
(in thousands)
Ten Months Ended April 30, 2020
Revenue
Medicare premiums	$ 446,381
Medi-Cal premiums	370
Other revenue	109
Total revenue	446,860
Expenses
Healthcare services	434,607
Healthcare services to affiliates	2,620
Marketing, general and administrative expenses	47,906
Salaries and benefits	15,467
Depreciation and amortization	1,293
Interest expense, net	1,312
Other expense	4
Total expenses	503,209
Loss before taxes	(56,349)
Income tax (benefit) expense	1
Net loss	$ (56,350)
See accompanying notes to financial statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Condensed Statement of Stockholders’ Deficit (unaudited)
(in thousands, except share data)
	Class A-1 Common Stock		Class A-2 Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 2019	100,000	—	100,000	—	4,500	—	13,322	(38,887)	(25,565)
Net loss	—	—	—	—	—	—	—	(56,350)	(56,350)
Balance at April 30, 2020	100,000	—	100,000	—	4,500	—	13,322	(95,237)	(81,915)
See accompanying notes to financial statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Condensed Statement of Cash Flows
(unaudited)
(in thousands, except share data)
Ten Months Ended April 30, 2020
Cash flows from operating activities
Net loss	$ (56,350)
Adjustments to reconcile net loss to net cash and restricted cash (used in) provided by operating activities:
Depreciation and amortization	1,293
Loss on disposal of equipment	4
Changes in assets and liabilities:
Premiums and risk adjustment receivable	(28,920)
Other receivables	(11,263)
Prepaid and other assets	11,444
Deposit and other assets	411
Medical claims payable	27,357
Risk-sharing arrangements	14,701
Accrued expenses	34,186
Accounts payable	(322)
Accrued payroll and related liabilities	237
Unearned premiums	(41,541)
Net cash and restricted cash used in operating activities	(48,763)
Cash Flows from Investing Activities
Purchases of property, plant and equipment	(2,600)
Net cash and restricted cash used in investing activities	(2,600)
Cash Flows from Financing Activities
Proceeds from subordinated notes payable – related party	8,000
Net cash and restricted cash provided by financing activities	8,000
Net change in cash and restricted cash	(43,363)
Cash and restricted cash, beginning of year	46,222
Cash and restricted cash, end of period	$ 2,859
Supplemental disclosure information:
Cash paid during the period for interest	$ 1,366
See accompanying notes to financial statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Condensed Unaudited Financial Statements
(in thousands, except share data)
1.
Nature of Operations and Summary of Significant Accounting Policies

Organization
Universal Care, Inc. (the “Company”), a California corporation doing business as Brand New Day, was incorporated on April 19, 1983. The Company holds a license under the California Knox-Keene Healthcare Services Plan Act (“Knox-Keene Act”) to operate as a full-service health plan. The Company contracts with the Center for Medicare and Medicaid services (“CMS”) under the Medicare Advantage Program. The Company also contracts with LA Care for Medi-Cal membership.
On November 16, 2015, the Company entered into a Stock Purchase Agreement with Universal Care Acquisition Partners, LLC (“UCAP”) (see Note 8). On December 31, 2019, the stockholders of Universal Care, including UCAP, entered into a Stock Purchase Agreement (the “SPA”) to sell 100% of the outstanding shares of the Company to Bright Health Group, Inc. (formerly known as Bright Health Inc.) (“Bright”) which closed on April 30, 2020 (the “Bright Transaction”).
COVID-19 and CARES Act
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In
March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.
The full impact of the COVID-19 outbreak continues to evolve. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and franchisees. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.
Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues for an extended period of time, it may have a material adverse effect on the Company’s results of future operations and financial position.
On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property.
Liquidity
The Company has suffered recurring losses from operations and has required ongoing financing to meet the tangible net equity requirements of the California Department of Managed Healthcare (“DMHC”). The Company was in compliance with the tangible net equity requirements at April 30, 2020; however, it is not certain that additional financing will be needed to be obtained in the future. Should the Company not be able to obtain such financing in the future, there could be a material adverse effect on the Company’s financial position and operations.
Basis of Preparation
The accompanying interim condensed financial statements are unaudited and do not include all of the information and note disclosures required by accounting principles generally accepted in the United States

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Condensed Unaudited Financial Statements
(in thousands, except share data)
of America (“GAAP”) for complete financial statements although the Company believes that the disclosures made are adequate to make that information not misleading. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been reflected in these interim financial statements. It is suggested that these financial statements be read in conjunction with the audited financial statements and the related notes thereto for the year ended June 30, 2019. Accordingly, significant accounting policies and other disclosures normally provided have been omitted since such items are disclosed therein. The results of operations for this interim period are not necessarily indicative of the operating results for the full year or for any future period.
General Risks and Uncertainties
The Company’s operations are dependent upon general economic conditions, population age and growth, the state of the healthcare industry and other major markets, governmental rules and regulations, competitive pressures on sales and margins, and other factors beyond management’s control.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates. Principal areas requiring the use of significant estimates include the receivables for Medicare risk adjustments, risk sharing programs, impairment of long-lived assets, capitation and medical claims payable and accruals including incurred but not reported claims, professional and general liability claims, reserves for potential absorption of claims unpaid by insolvent providers, and valuation allowances for deferred tax assets.
Cash
Cash includes all deposits in financial institutions excluding those amounts that are restricted by contract or agreement. Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances.
Restricted Cash
Restricted cash consists of a certificate of deposit held by the Company. The asset is classified as restricted due to requirements of the Knox-Keene Act. Management has the ability and intent to hold this account as long as the Company is licensed as a full-service health plan under the Knox-Keene Act in the state of California.
The Company adopted the Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which was retroactively applied as of July 1, 2018. The amendments in ASU 2016-18 require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. The amendments require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total cash amounts shown on the statement of cash flows. Consequently, transfers between cash and restricted cash will not be presented as a separate line item in the operating, investing or financing sections of the cash flow statement.
The following table provides a reconciliation of cash and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown on the statement of cash flows.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Condensed Unaudited Financial Statements
(in thousands, except share data)
As of April 30, 2020
Cash	$ 2,500
Restricted cash	359
Total cash and restricted cash shown on statement of cash flows	$ 2,859
Premiums and Other Receivables
Receivables include amounts due from third-party payors, such as government-sponsored health care programs (“Medicare” and “Medicaid”), pharmacy rebates and amounts due from providers. The Company does not believe that there are significant credit risks associated with reimbursement from government-sponsored health care programs.
Pharmacy rebates are recorded as a reduction to healthcare services expense on the accompanying statement of operations.
Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Major betterments are capitalized while routine repairs and maintenance are charged to expense when incurred. Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets as follows:
Estimated Lives
Buildings and improvement equipment	5 to 30 years
Equipment	5 to 7 years
Leasehold improvements	Shorter of the none-cancelable lease term or the unique useful life of the asset
Furniture and fixtures	5 years
Computer and software	3 to 4 years
Impairment of Long-Lived Assets
Management reviews long-lived assets to be held and used in the Company’s operations for impairment at least annually, or more frequently if circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are deemed to be impaired if estimated undiscounted future cash flows are less than the carrying amount of the assets. Estimates of expected future cash flows are based on management’s best estimates of anticipated operating results over the remaining useful lives of the assets. The Company measures the impairment as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management does not believe any impairment of its long-lived assets existed at April 30, 2020.
Fair Value Measurements
FASB Accounting Standard Codification (“ASC”) 820, Fair Value Measurements, requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows: Level 1 — quoted prices in active in active markets for identical assets or liabilities; Level 2 — quote prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or Level 3 — unobservable inputs for the asset or liability, such ads discounted cash flow models or valuations. The determination of

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Condensed Unaudited Financial Statements
(in thousands, except share data)
where assets and liabilities fall within this hierarchy is based upon the lowest level to inputs that is insignificant to the fair value measurement. The Company has no assets or liabilities that are subject to fair value measurement as of April 30, 2020.
Fair Value of Financial Instruments
The Company’s balance sheet includes the following financial instruments: cash, restricted cash, premiums and risk adjustment receivables, other receivables, medical claims payable, accounts payable, accrued expenses, and long-term debt. The Company considers the carrying amounts of current assets and current liabilities in the balance sheet to approximate the fair value of these financial instruments and their expected realization. As long-term debt has variable interest rates, the carrying value approximates fair value in the balance sheet.
Revenue Recognition and Unearned Premiums
Generally, Medicare Advantage Organization (“MAO”) membership contracts with individuals are subject to an annual election period after which members are locked into the contract and can only dis-enroll in limited circumstances. Dually eligible Individuals with full or partial Medicaid benefits, however, are granted a special election period to enroll or dis-enroll at any time during the calendar year. Employer group retiree plan membership contracts are renewed on an annual basis. Under each of these types of membership contracts, revenues are recognized based on the estimated number of eligible members per month multiplied by the contracted monthly capitation rate, which is adjusted for member health status. Revenue is recognized in the month in which eligible members are entitled to receive healthcare services. Premiums received prior to the month earned are reported as unearned premiums in the financial statements.
The Company has an arrangement with CMS for certain Medicare products, whereby periodic changes in its risk factor adjustment scores for hierarchical condition category codes (“HCC risk scores”) result in changes to health plan service premium revenues. CMS uses a risk-adjustment model to determine the premium amount it pays for each member. The CMS risk-adjustment model apportions premiums paid to all MAO plans according to health severity and certain demographic factors. The CMS risk adjustment model provides higher per member payments for enrollees diagnosed with certain conditions and lower payments for enrollees who are healthier. Under this risk-adjustment methodology, all MAO health plans must capture, collect, and submit certain necessary diagnosis code information from encounter data obtained from inpatient and ambulatory treatment settings to CMS within prescribed deadlines. The Company estimates risk adjustment revenues based upon the diagnosis data submitted and expected to be submitted to CMS. CMS performs risk adjustment data validation (“RADV”) audits of selected Medicare Advantage health insurance plans to validate the coding practices of, and supporting documentation maintained by healthcare providers. The accuracy of the data submissions to CMS subject to RADV audits could result in future adjustments to premiums.
The Company recognizes changes in payable or receivables previously accrued when the amounts to be settled become reasonably estimable. Based on the Company’s evaluation of estimated settlements for CMS risk factor adjustment scores for Part C and D, the Company recorded receivables of $71,292 at April 30, 2020, which is included in premiums and risk adjustment receivables in the accompanying balance sheet. Because the recorded revenue is based on the best estimate at that time, the actual payment received from CMS for risk adjustment reimbursement settlements may be materially different than the amounts initially recognized in the financial statements. A substantial portion of the receivable for estimated settlements for CMS risk factor adjustment scores results in a related capitation expense and a receivable or payable from or to physician provider groups. Normal estimation differences between settlements and amounts accrued in previous years are recognized as changes in estimates in the current year.
The Company maintains a program that provides incentives to participating contracted primary care providers and hospital through the use of risk-sharing agreements. Payments are made to contracted primary

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Condensed Unaudited Financial Statements
(in thousands, except share data)
care providers and hospitals based on the risk-sharing agreements. Expenses related to the program are recorded as incurred based on contracted amounts.
Claims Payable and Related Expenses
The Company recognizes the cost of medical benefits in the period in which services are provided, including an estimate of the cost of medical benefits incurred but not reported (“IBNR”). Medical benefits expense includes direct medical expenses and certain medically-related administrative costs. The IBNR portion of medical claims payable is estimated based on past claims payment experience for member groups, enrollment data, utilization statistics, authorized healthcare services and other factors. Medical claims payable balances are continually monitored and reviewed. If it is determined that the Company’s assumptions in estimating such liabilities are significantly different than actual results, the Company’s results of operations and financial position could be materially impacted in future periods. Adjustments of prior period estimates may result in additional cost of care or a reduction of cost of care in the period an adjustment is made. Further, due to the considerable variability of healthcare costs, adjustments to claim liabilities occur each period and are sometimes significant as compared to the net income recorded in that period. As the liability is based upon estimates, the ultimate settlement of claims may be materially more or less than the amount included in the financial statements. While the ultimate amount of program expenses is dependent on future developments, the Company believes that the liability for claims payable is adequate to cover such expenses (see Note 7).
Advertising Costs
Costs associated with advertising services are recorded as marketing, general and administrative expenses when incurred. Advertising expenses totaled approximately $5,411 for the ten months ended April 30, 2020.
Income Taxes
The provision for income taxes is determined in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more-likely-than-not that some or all of the deferred tax assets will not to be realized. The Company follows ASU 2015-17 and classifies all deferred tax assets and liabilities as non-current on the accompanying balance sheet.
The guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense, if any.
Recently Adopted Accounting Pronouncements
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues related to debt prepayment or debt extinguishment costs; settlement of zero coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; life insurance policies; distributions received from equity method

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Condensed Unaudited Financial Statements
(in thousands, except share data)
investees; beneficial interests in securitization transactions; and separately identifiable cash flows. The amendments should be applied using a retrospective transition method to each period presented. The Company adopted ASU 2016-15 as of July 1, 2019 and retroactively applied the standard as of July 1, 2018. The adoption of such standard did not have a material impact to the financial position or disclosures of the Company.
Recent Accounting Pronouncements Not Yet Adopted
In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which provides guidance for accounting for revenue from contracts with customers. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity would be required to apply the following five steps: 1) identify the contract(s) with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract and 5) recognize revenue when (or as) the entity satisfies a performance obligation. The ASU is effective for nonpublic entities for fiscal years beginning after December 15, 2019. Entities will have the option to apply the final standard retrospectively or use a modified retrospective method, recognizing the cumulative effect of the ASU in retained earnings at the date of initial application. An entity will not restate prior periods if it uses the modified retrospective method, but will be required to disclose the amount by which each financial statement line item is affected in the current reporting period by the application of the ASU as compared to the guidance in effect prior to the change, as well as reasons for significant changes. Early adoption at the original effective date, for interim and annual periods beginning after December 15, 2016, will be permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements and disclosures, as well as whether it will use the retrospective or modified method of adoption.
In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. While the Company is still evaluating the impact of adoption of the new standard on the financial statements, the Company expects that upon adoption they will recognize ROU assets and lease liabilities and that the amounts could be material.
In June 2016, the FASB issued ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model, which requires the use of forward-looking information to calculate credit loss estimates. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. The guidance will be effective for the Company on January 1, 2023 with early adoption permitted. Management is evaluating the impact that adopting this guidance will have on the financial statements.
2.
Regulatory Requirements and Operations

Under the Knox-Keene Act, the Company must comply with various rules and regulations, including certain tangible net equity requirements. In addition, the Company is subject to regulatory oversight by the

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Condensed Unaudited Financial Statements
(in thousands, except share data)
CMS, the California Department of Managed Healthcare (“DMHC”), and the California Department of Healthcare Services (“DHCS”), among others. The Company is required to periodically file financial statements with regulatory agencies in accordance with various statutory accounting and reporting practices. At April 30, 2020, the Company was in compliance with the tangible net equity requirement of DMHC.
3.
Premiums and Risk Adjustment Receivables

Premiums and risk adjustment receivables consist of the following:
As of April 30, 2020
CMS risk adjustment – Part C	$ 71,292
CMS risk adjustment – Part D	2,748
HealthNet SPD adjustment	450
CMS Medical Premiums AR	88
Total	$ 74,578

4.
Other Receivables

Other receivables consist of the following:
As of April 30, 2020
Current other receivables
Pharmacy rebates	$ 18,211
Provider IBNR receivable	4,490
Due from providers	1,697
Insurance settlement	764
Total current other receivables	25,162
Non-current secured third-party note receivable(1)	350
Total	$ 25,512

(1)
In November 2017, the Company was assigned rights to a third party, secured note receivable for $150 (the “Note”). The Note required principal and interest payments, at 6% per annum, the mandatory additional principal payments throughout the term of the loan, as outlined in the Note. The borrower and creditor have mutually agreed to extend the date which the Note is due and payable to allow creditor time to calculate risk pool bonus payment due to the borrower under a separate managed care agreement for the purpose of offsetting the Note balance due and satisfying the Note.

In July 2019, the Company entered into an additional promissory note agreement with a third party for $200 (“Second Note”). The Second Note required principal and interest payments, at 6% annum. The remaining terms of the Second Note are the same as the Note’s terms disclosed above.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Condensed Unaudited Financial Statements
(in thousands, except share data)
5.
Prepaid and Other Assets

Prepaid and other assets consist of the following:
As of April 30, 2020
Advertising and sales commission	$ 3,641
Deferred charges	790
Other	540
Total	$ 4,971

6.
Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:
As of April 30, 2020
Equipment	$ 5,973
Furniture and fixtures	573
Leasehold improvements	567
Computer hardware and software	7,199
Total property, plant and equipment	14,312
Less: accumulated depreciation and amortization	(9,937)
Total	$ 4,375
Depreciation expense for the ten months ended April 30, 2020 was $1,293.
7.
Medical Claims Payable

Activity in the IBNR component of medical claims payable is as follows:
As of April 30, 2020
IBNR Beginning balance	$ 55,749
Incurred related to:
Current period	184,012
Prior periods	11,245
195,257
Paid related to:
Current period	(159,878)
Prior periods	(25,440)
(185,318)
IBNR Ending balance	65,688
Claims payable, risk share, and other reserves	24,430
Total	$ 90,118
Liabilities for unpaid claims and claim expenses are estimates of payments to be made under health coverage for reported but unpaid claims and for IBNR claims. Management develops these estimates using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services, and other relevant factors.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Condensed Unaudited Financial Statements
(in thousands, except share data)
8.
Subordinated Notes Payable — Related Parties

Subordinated notes payable due from related parties consists of the following:
As of April 30, 2020
UCAP Promissory Note	$ 16,500
Family Notes	16,500
Total	$ 33,000
UCAP Promissory Notes
From 2015 through 2020, the Company entered into several promissory note agreements totaling $16,500 from UCAP, some of which were pursuant to the Stock Purchase Agreement with UCAP (the “Promissory Notes”). The Promissory Notes required interest-only payments, payable monthly at a rate of prime plus one percent (5.75% at April 30, 2020). Principal payments, if any, shall be made as follows: Commencing from and after the issuance of the Company’s audited financial statements for the period ending June 30, 2016, principal payments, if any, shall be made annually on a pari passu basis between the Promissory Notes and the Family Notes (see below), based on the following methodology: If, based on the Company’s then most recent annual audited financial statements (from and after the period ending June 30, 2016), the Company’s tangible net equity (“TNE”) equals or exceeds two hundred percent (200%) of its required minimum TNE, then, the principal payment will be applied as a principal payment on (and will be shared equally pari passu between) the Promissory Note and the Family Note. The principal payment shall be equal to the cash equivalent of the amount by which the Post-Closing Audited TNE exceeds one hundred fifty percent (150%) of the required minimum TNE (based on the parties’ reasonable projections for the 12 month period immediately following the ending period for such audited financial statements).
The Promissory Notes are subordinated to comply with the requirements of the Knox Keene Act, pursuant to which all of UCAP’s right, title and interest to receive payments of principal, interest and other charges under the Promissory Notes shall be irrevocably and fully subordinated to all other present and future creditors of the Company.
Family Notes
From 2015 through 2020, the Company entered into several promissory note agreements totaling $16,500 (the “Family Notes”), some of which were pursuant to the Stock Purchase Agreement with UCAP. The Family Notes require interest-only payments, payable monthly at a rate of prime plus one percent (5.75% at April 30, 2020). Principal payments, if any, shall be made according to the formula noted above under the Promissory Notes.
The Family Notes are subordinated to comply with the requirements of the Knox Keene Act, pursuant to which all of the Family Notes’ right, title and interest to receive payments of principal, interest and other charges under The Family Notes shall be irrevocably and fully subordinated to all other present and future creditors of the Company.
9.
Stockholder’s Equity

The Company has authorized 1,000,000 shares of common stock, no par value.
On September 3, 2015, the Company amended and restated its Articles of Incorporation to designate three classes of stock: Class A-1 Common Stock (“Class A-1”) of which 450,000 shares are authorized, Class A-2 Common Stock (“Class A-2”) of which 450,000 shares are authorized, and Class B Common Stock

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Condensed Unaudited Financial Statements
(in thousands, except share data)
(“Class B”) of which 100,000 shares are authorized. The rights, preferences, privileges and restrictions of the Class A- I, Class A-2 and Class B common stock are equal and identical in all respects except that:
•
Class A-1 is entitled to elect 50% of the directors of the Company;

•
Class A-2 is entitled to elect 50% of the directors of the Company;

•
Class B is not entitled to elect any directors of the Company and is non-voting.

In addition, effective upon the amendment and restatement of the Articles of Incorporation, each one (1) share of common stock of the Company that is issued and outstanding immediately prior to the amendment, was split and automatically converted into three and two thousand three hundred twenty-eight ten thousandths (3.2328) shares of Class A-1 common stock, such that, immediately prior to the closing, the stockholders will collectively own 100,000 shares of Class A-1 Common Stock.
10.
Commitments and Contingencies

Leases
The Company has leased space under operating leases through the year 2022. Future minimum lease payments required under these operating leases are as follows:
As of April 30,	Total
Remainder of 2020	$ 204
2021	1,250
2022	1,188
Total	$ 2,642
Rental expense for all operating leases, including month-to-month based leases with related parties, totaled approximately $982 for the ten months ended April 30, 2020 and is included in marketing, general and administrative expenses in the accompanying statements of operations.
Revenue Concentration
A substantial portion of operating revenues for the ten months ended April 30, 2020, results from contracts with CMS. CMS cancellation or nonrenewal of its contracts with the Company or nonpayment of amounts due to the Company would have a material adverse effect on the Company’s financial position.
Regulatory Proceedings and Litigation
In the ordinary course of its business operations, the Company is subject to numerous audits and reviews by various regulatory agencies with respect to the Company’s compliance with the multitude of rules and regulations applicable to its business; these may result in the assessment of regulatory fines or penalties. Additionally, the Company is subject to legal actions arising in the normal course of business. These regulatory and legal proceedings are subject to many uncertainties, and, given their complexity and scope, their final outcome cannot be predicted at this time. However, taking into consideration legal counsel’s evaluation of such legal and regulatory actions, management is currently of the opinion that the outcome of these matters is not likely to have a material adverse effect on the Company’s financial position, operations, or cash flows.
Claims Recoveries
From time to time, the Company recovers claims paid to providers. The providers, however, may contest the recoveries and as such the Company estimates a liability for the return of these recoveries. The

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Condensed Unaudited Financial Statements
(in thousands, except share data)
actual return of recoveries could materially vary from the estimates that were originally accrued. Claims recoveries are reflected within the balance sheet as risk-sharing arrangements liabilities and within the statement of operations as healthcare services expense.
Regulatory Laws and Guidance
The healthcare industry is subject to numerous laws and regulations of federal, state and local governments. Compliance with these laws and regulations can be subject to government review and interpretation, as well as regulatory actions unknown and unasserted at this time. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of regulations by healthcare providers, which could result in significant fines and penalties, exclusion from participating in the Medicare and or Medi-Cal programs, as well as repayments of collected revenues. Additionally, many of the Company’s provider contracts are complex in nature and may be subject to differing interpretations regarding amounts due for the provision of various services. Such differing interpretations may lead to disputes with medical providers which may seek additional monetary compensation.
Workers’ Compensation Insurance
During the year ended June 30, 2007, the Company bonded a first dollar workers’ compensation policy with International Facilities Insurance Services. The Company’s workers’ compensation liability stemming from claims on its former policy was written off to zero after further analysis by management.
11.
Related Party Transactions

Notes Payable
The Company has two subordinated related party notes payable (see Note 8).
Operating Leases
The Company has leased one property from related parties. Rental expense for this property totaled approximately $120 for the ten months ended April 30, 2020.
Capitation Expense
The Company has a capitation agreement with a related party. Capitation expense totaled approximately $2,500 for the ten months ended April 30, 2020.
12.
Income Taxes

The Company’s tax provision for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items arising in that period. In each quarter the Company updates its estimate of the annual effective tax rate. The Company’s interim tax provision and interim estimate of annual effective tax rate, are subject to significant volatility due to several factors, including the Company’s ability to accurately predict pre-tax income and loss. During the ten months ended April 30, 2020 an immaterial tax provision was recorded as there was no income tax expense or benefit due to the valuation allowance on deferred tax assets. In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Based on the level of historical losses, projections of losses in future periods and potential limitations pursuant to changes in ownership under Internal Revenue Code (“IRC”) Section 382, the Company provided a valuation allowance at April 30, 2020.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Condensed Unaudited Financial Statements
(in thousands, except share data)
13.
Subsequent Events

The Company has evaluated events and transactions that have occurred through March 17, 2021, the date at which the financial statements were available for issuance. Other than the Company’s acquisition by Bright on April 30, 2020, no additional events or transactions have occurred that may require adjustment to the financial statements or disclosures.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
INDEPENDENT AUDITOR’S REPORT
Board of Directors
Universal Care, Inc.
Westminster, California
We have audited the accompanying financial statements of Universal Care, Inc. dba Brand New Day (the “Company”), which comprise the balance sheet as of June 30, 2019, and the related statements of operations, stockholders’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Universal Care, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
/s/ BDO USA LLP
Costa Mesa, California
December 23, 2019

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Balance Sheet
(in thousands, except share data)
As of June 30, 2019
Assets
Current assets:
Cash	$ 45,870
Premiums and risk adjustment receivables	45,658
Other receivables	14,249
Prepaid and other assets	16,415
Total current assets	122,192
Other assets:
Restricted cash	352
Property, plant and equipment, net	3,072
Deposits and other assets	587
Total other assets	4,011
Total assets	$ 126,203
Liabilities and Stockholders’ Deficit
Current liabilities:
Medical claims payable	$ 62,761
Risk-sharing arrangements	16,451
Accrued expenses	1,888
Accounts payable	2,676
Accrued payroll and related liabilities	1,451
Unearned premiums	41,541
Total current liabilities	126,768
Subordinated notes payable – related parties	25,000
Total liabilities	151,768
Stockholders’ Deficit
Common stock:
Class A-1, no par value, 450,000 shares authorized, 100,000 shares issued and outstanding	—
Class A-2, no par value, 450,000 shares authorized, 100,000 shares issued and outstanding	—
Class B, no par value, 100,000 shares authorized, 4,500 shares issued and outstanding	—
Additional paid-in capital	13,322
Accumulated deficit	(38,887)
Total stockholders’ deficit	(25,565)
Total liabilities and stockholders’ deficit	$ 126,203
See accompanying notes to financial statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Statement of Operations
(in thousands)
Year Ended June 30, 2019
Revenue
Medicare premiums	$ 419,175
Medi-Cal premiums	520
Other revenue	83
Total revenue	419,778
Expenses
Healthcare services	371,480
Healthcare services to affiliates	3,536
Marketing, general and administrative expenses	33,054
Salaries and benefits	12,280
Depreciation and amortization	1,115
Interest expense, net	1,235
Total expenses	422,700
Loss from continuing operations before taxes	(2,922)
Income tax expense	1
Loss from continuing operations	(2,923)
Discontinued operations (Note 2)
Loss from HealthNet operations	(4,865)
Loss from discontinued operations	(4,865)
Net loss	$ (7,788)
See accompanying notes to financial statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Statement of Stockholders’ Deficit
(in thousands, except share data)
	Class A-1 Common Stock		Class A-2 Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 2018	100,000	$ —	100,000	$ —	4,500	$ —	$ 13,322	$ (31,099)	$ (17,777)
Net loss	—	—	—	—	—	—	—	(7,788)	(7,788)
Balance at June 30, 2019	100,000	$ —	100,000	$ —	4,500	$ —	$ 13,322	$ (38,887)	$ (25,565)
See accompanying notes to financial statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Statement of Cash Flows
(in thousands, except share data)
Year Ended June 30, 2019
Cash flows from operating activities
Net loss	$ (7,788)
Adjustments to reconcile net loss to net cash and restricted cash (used in) provided by operating activities:
Depreciation and amortization	1,115
Changes in assets and liabilities:
Premiums and risk adjustment receivable	(19,746)
Other receivables	(3,985)
Prepaid and other assets	(309)
Deposit and other assets	(270)
Medical claims payable	20,165
Risk-sharing arrangements	6,382
Accrued expenses	(2,028)
Accounts payable	1,899
Accrued payroll and related liabilities	254
Unearned premiums	13,739
Net cash provided by operating activities	9,428
Cash Flows from Investing Activities
Purchases of property, plant and equipment	(2,056)
Net cash used in investing activities	(2,056)
Cash Flows from Financing Activities
Proceeds from subordinated notes payable-related party, net of payments	10,000
Net cash provided by financing activities	10,000
Net change in cash and restricted cash	17,372
Cash and restricted cash, beginning of year	28,850
Cash and restricted cash, end of period	$ 46,222
Supplemental disclosure information:
Cash paid during the year for interest	$ 1,297
See accompanying notes to financial statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
1.
Nature of Operations and Summary of Significant Accounting Policies

Organization
Universal Care, Inc. (the “Company”), a California corporation doing business as Brand New Day, was incorporated on April 19, 1983. The Company holds a license under the California Knox-Keene Healthcare Services Plan Act (“Knox-Keene Act”) to operate as a full-service health plan. The Company contracts with the Center for Medicare and Medicaid services (“CMS”) under the Medicare Advantage Program. The Company also contracts with LA Care for Medi-Cal membership.
On November 16, 2015, the Company entered into a Stock Purchase Agreement with Universal Care Acquisition Partners, LLC (“UCAP”) (see Note 9).
Liquidity
The Company has suffered recurring losses from operations and was not in compliance with its tangible net equity requirement at June 30, 2019. The Company was able to obtain financing subsequent to year end to cure such deficiency (see Note 14); however, it is not certain that additional financing will need to be obtained in the future. Company shareholders have committed to fund any shortfalls. Should the Company not be able to obtain such financing in the future, there could be a material adverse effect on the Company’s financial position and operations.
Basis of Preparation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In management’s opinion, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the statement of operations, balance sheet, cash flows, and stockholders’ deficit for the periods presented have been reflected.
General Risks and Uncertainties
The Company’s operations are dependent upon general economic conditions, population age and growth, the state of the healthcare industry and other major markets, governmental rules and regulations, competitive pressures on sales and margins, and other factors beyond management’s control.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates. Principal areas requiring the use of significant estimates include the receivables for Medicare risk adjustments, risk sharing programs, impairment of long-lived assets, capitation and medical claims payable and accruals including incurred but not reported claims, professional and general liability claims, reserves for potential absorption of claims unpaid by insolvent providers, and valuation allowances for deferred tax assets.
Cash
Cash includes all deposits in financial institutions excluding those amounts that are restricted by contract or agreement. Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
Restricted Cash
Restricted cash consists of a certificate of deposit held by the Company. The asset is classified as restricted due to requirements of the Knox-Keene Act. Management has the ability and intent to hold this account as long as the Company is licensed as a full-service health plan under the Knox-Keene Act in the state of California.
The Company adopted the Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which was retroactively applied as of July 1, 2018. The amendments in ASU 2016-18 require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. The amendments require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total cash amounts shown on the statement of cash flows. Consequently, transfers between cash and restricted cash will not be presented as a separate line item in the operating, investing or financing sections of the cash flow statement.
The following table provides a reconciliation of cash and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown on the statement of cash flows.
As of June 30, 2019
Cash	$ 45,870
Restricted cash	352
Total cash and restricted cash shown on statement of cash flows	$ 46,222
Premiums and Other Receivables
Receivables include amounts due from third-party payors, such as government-sponsored health care programs (“Medicare” and “Medicaid”), pharmacy rebates and amounts due from providers. The Company does not believe that there is significant credit risks associated with reimbursement from government-sponsored health care programs.
Pharmacy rebates are recorded as a reduction to healthcare services expense on the accompanying statement of operations.
Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Major betterments are capitalized while routine repairs and maintenance are charged to expense when incurred. Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets as follows:
Estimated Lives
Buildings and improvement equipment	5 to 20 years
Equipment	5 to 7 years
Leasehold improvements	Lesser of remaining life of lease or 15 years
Furniture and fixtures	7 to 10 years
Computer and software	3 to 5 years

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
Impairment of Long-Lived Assets
Management reviews long-lived assets to be held and used in the Company’s operations for impairment at least annually, or more frequently if circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are deemed to be impaired if estimated undiscounted future cash flows are less than the carrying amount of the assets. Estimates of expected future cash flows are based on management’s best estimates of anticipated operating results over the remaining useful lives of the assets. The Company measures the impairment as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Management does not believe any impairment of its long-lived assets existed at June 30, 2019.
Fair Value Measurements
FASB Accounting Standard Codification (“ASC”) 820, Fair Value Measurements, requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows: Level 1 — quoted prices in active in active markets for identical assets or liabilities; Level 2 — quote prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or Level 3 — unobservable inputs for the asset or liability, such ads discounted cash flow models or valuations. The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level to inputs that is insignificant to the fair value measurement. The Company has no assets or liabilities that are subject to fair value measurement as of June 30, 2019.
Fair Value of Financial Instruments
The Company’s balance sheet includes the following financial instruments: cash, restricted cash, premiums and risk adjustment receivables, other receivables, medical claims payable, accounts payable, accrued expenses, and long-term debt. The Company considers the carrying amounts of current assets and current liabilities in the balance sheet to approximate the fair value of these financial instruments and their expected realization. As long-term debt has variable interest rates, the carrying value approximates fair value in the balance sheet.
Revenue Recognition and Unearned Premiums
Generally, Medicare Advantage Organization (“MAO”) membership contracts with individuals are subject to an annual election period after which members are locked into the contract and can only dis-enroll in limited circumstances. Dually eligible Individuals with full or partial Medicaid benefits, however, are granted a special election period to enroll or dis-enroll at any time during the calendar year. Employer group retiree plan membership contracts are renewed on an annual basis. Under each of these types of membership contracts, revenues are recognized based on the estimated number of eligible members per month multiplied by the contracted monthly capitation rate, which is adjusted for member health status. Revenue is recognized in the month in which eligible members are entitled to receive healthcare services. Premiums received prior to the month earned are reported as unearned premiums in the financial statements.
The Company has an arrangement with CMS for certain Medicare products, whereby periodic changes in its risk factor adjustment scores for hierarchical condition category codes (“HCC risk scores”) result in changes to health plan service premium revenues. CMS uses a risk-adjustment model to determine the premium amount it pays for each member. The CMS risk-adjustment model apportions premiums paid to all MAO plans according to health severity and certain demographic factors. The CMS risk adjustment model provides higher per member payments for enrollees diagnosed with certain conditions and lower payments for enrollees who are healthier. Under this risk-adjustment methodology, all MAO health plans must capture, collect, and submit certain necessary diagnosis code information from encounter data obtained from

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
inpatient and ambulatory treatment settings to CMS within prescribed deadlines. The Company estimates risk adjustment revenues based upon the diagnosis data submitted and expected to be submitted to CMS. CMS performs risk adjustment data validation (“RADV”) audits of selected Medicare Advantage health insurance plans to validate the coding practices of, and supporting documentation maintained by healthcare providers. The accuracy of the data submissions to CMS subject to RADV audits could result in future adjustments to premiums.
The Company recognizes changes in payable or receivables previously accrued when the amounts to be settled become reasonably estimable. Based on the Company’s evaluation of estimated settlements for CMS risk factor adjustment scores for Part C and D, the Company recorded a receivable of $38,873 at June 30, 2019, and is included in premiums and risk adjustment receivables in the accompanying balance sheet. Because the recorded revenue is based on the best estimate at that time, the actual payment received from CMS for risk adjustment reimbursement settlements may be materially different than the amounts initially recognized in the financial statements. A substantial portion of the receivable for estimated settlements for CMS risk factor adjustment scores results in a related capitation expense and a receivable or payable from or to physician provider groups. Normal estimation differences between settlements and amounts accrued in previous years are recognized as changes in estimates in the current year. There were no material changes in estimate for the year ended June 30, 2019.
The Company maintains a program that provides incentives to participating contracted primary care providers and hospital through the use of risk-sharing agreements. Payments are made to contracted primary care providers and hospitals based on the risk-sharing agreements. Expenses related to the program are recorded as incurred based on contracted amounts.
Claims Payable and Related Expenses
The Company recognizes the cost of medical benefits in the period in which services are provided, including an estimate of the cost of medical benefits incurred but not reported (“IBNR”). Medical benefits expense includes direct medical expenses and certain medically-related administrative costs. The IBNR portion of medical claims payable is estimated based on past claims payment experience for member groups, enrollment data, utilization statistics, authorized healthcare services and other factors. Medical claims payable balances are continually monitored and reviewed. If it is determined that the Company’s assumptions in estimating such liabilities are significantly different than actual results, the Company’s results of operations and financial position could be materially impacted in future periods. Adjustments of prior period estimates may result in additional cost of care or a reduction of cost of care in the period an adjustment is made. Further, due to the considerable variability of healthcare costs, adjustments to claim liabilities occur each period and are sometimes significant as compared to the net income recorded in that period. As the liability is based upon estimates, the ultimate settlement of claims may be materially more or less than the amount included in the financial statements. While the ultimate amount of program expenses is dependent on future developments, the Company believes that the liability for claims payable is adequate to cover such expenses (see Note 8).
Advertising Costs
Costs associated with advertising services are recorded as marketing, general and administrative expenses when incurred. Advertising expenses totaled approximately $4,201 for the year ended June 30, 2019.
Income Taxes
The provision for income taxes is determined in accordance with the FASB ASC 740, Income Taxes. Deferred tax assets and liabilities are determined based on the temporary differences between the financial

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more-likely-than-not that some or all of the deferred tax assets will not to be realized. The Company follows ASU 2015-17 and classifies all deferred tax assets and liabilities as non-current on the accompanying balance sheet.
The guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense, if any.
Recently Adopted Accounting Pronouncements
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues related to debt prepayment or debt extinguishment costs; settlement of zero coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows. The amendments should be applied using a retrospective transition method to each period presented. The Company adopted ASC 2016-15 as of July 1, 2019 and retroactively applied the standard as of July 1, 2018. The adoption of such standard did not have a material impact to the financial position or disclosures of the Company.
Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which provides guidance for accounting for revenue from contracts with customers. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity would be required to apply the following five steps: 1) identify the contract(s) with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract and 5) recognize revenue when (or as) the entity satisfies a performance obligation. The ASU is effective for nonpublic entities for fiscal years beginning after December 15, 2018. Entities will have the option to apply the final standard retrospectively or use a modified retrospective method, recognizing the cumulative effect of the ASU in retained earnings at the date of initial application. An entity will not restate prior periods if it uses the modified retrospective method, but will be required to disclose the amount by which each financial statement line item is affected in the current reporting period by the application of the ASU as compared to the guidance in effect prior to the change, as well as reasons for significant changes. Early adoption at the original effective date, for interim and annual periods beginning after December 15, 2016, will be permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements and disclosures, as well as whether it will use the retrospective or modified method of adoption.
In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. While the Company is still evaluating the impact of adoption of the new standard on the financial statements, the Company expects that upon adoption they will recognize ROU assets and lease liabilities and that the amounts could be material.
2.
Discontinued Operations

In November of 2018, the Company expressed their intent to terminate their agreement with HealthNet Medi-Cal SPD, in which termination became effective in May 2019.
The summarized operating result of discontinued operations included in the statement of operations is as follows:
As of June 30, 2019
Revenues:
Total net revenue	$ 6,488
Expenses:
Healthcare services	9,892
Payroll and benefits	1,068
Other expenses	393
Total expenses	11,353
Loss on discontinued operations before taxes	(4,865)
Tax expense	—
Total loss on discontinued operations in statement of operations	$ (4,865)

3.
Regulatory Requirements and Operations

Under the Knox-Keene Act, the Company must comply with various rules and regulations, including certain tangible net equity requirements. In addition, the Company is subject to regulatory oversight by the CMS, the California Department of Managed Healthcare (“DMHC”), and the California Department of Healthcare Services (“DHCS”), among others. The Company is required to periodically file financial statements with regulatory agencies in accordance with various statutory accounting and reporting practices. At June 30, 2019, the Company was not in compliance with the tangible net equity requirement of DMHC. Subsequent to June 30, 2019, The Company entered into a promissory note agreement to cure the tangible net equity shortfall, see Note 14.
4.
Premiums and Risk Adjustment Receivables

Premiums and risk adjustment receivables consist of the following:
As of June 30, 2019
CMS risk adjustment – Part C	$ 38,873
CMS risk adjustment – Part D	5,084
HealthNet SPD adjustment	1,188
Medi-Cal Capitation	513
Total	$ 45,658

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
5.
Other Receivables

Other receivables consist of the following:
As of June 30, 2019
Due from providers	$ 2,766
Pharmacy rebates	10,002
Insurance settlement	1,331
Secured third-party note receivable(1)	150
Total	$ 14,249

(1)
In November 2017, the Company was assigned rights to a third party, secured note receivable for $150 (the “Second Note”). The Second Note required principal and interest payments, at 6% per annum, with mandatory additional principal payments throughout the term of the loan, as outlined in the Second Note. The borrower and creditor have mutually agreed to extend the date which the Note is due and payable to allow creditor time to calculate risk pool bonus payment due to the borrower under a separate managed care agreement for the purpose of offsetting the Note balance due and satisfying the Note.

6.
Prepaid and Other Assets

Prepaid and other assets consist of the following:
As of June 30, 2019
Advance capitation payment to providers	$ 9,671
Advertising and sales commission	3,833
Deferred charges	704
Other	2,793
Total	$ 17,002

7.
Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:
As of June 30, 2019
Equipment	$ 5,762
Furniture and fixtures	547
Leasehold improvements	353
Computer hardware and software	5,050
Total property, plant and equipment	11,712
Less: accumulated depreciation and amortization	8,640
Total	$ 3,072
Depreciation expense for the year ended June 30, 2019 was $1,115.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
8.
Medical Claims Payable

Activity in the IBNR component of medical claims payable is as follows:
As of June 30, 2019
IBNR Beginning balance	$ 40,670
Incurred related to:
Current period	169,256
Prior periods	(808)
168,448
Paid related to:
Current period	(114,455)
Prior periods	(38,913)
(153,369)
IBNR Ending balance	55,749
Claims payable, risk share, and other reserves	7,012
Total	$ 62,761
Liabilities for unpaid claims and claim expenses are estimates of payments to be made under health coverage for reported but unpaid claims and for IBNR claims. Management develops these estimates using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services, and other relevant factors.
9.
Subordinated Notes Payable — Related Parties

Subordinated notes payable due from related parties consists of the following:
As of June 30, 2019
UCAP Promissory Note	$ 12,500
Family Notes	12,500
Total	$ 25,000
UCAP Promissory Notes
On November 16, 2015, the Company obtained a promissory note for $5,000 (the “Promissory Note 1”) from UCAP, pursuant to the Stock Purchase Agreement (see Note 9). On June 30, 2018, the Company obtained a promissory note for $2,500 (the “Promissory Note 2”). On November 28, 2018, the Company obtained $5,000 Promissory note from UCAP (the “Promissory Note 3”, together with Promissory Note 1 and Promissory Note 2, the “Promissory Notes”). The Promissory Notes require interest-only payments, payable monthly at a rate of prime plus one percent (6.5% at June 30, 2019). Principal payments, if any, shall be made as follows: Commencing from and after the issuance of the Company’s audited financial statements for the period ending June 30, 2016, principal payments, if any, shall be made annually on a pari passu basis between the Promissory Notes and the Family Notes (see below), based on the following methodology: If, based on the Company’s then most recent annual audited financial statements (from and after the period ending June 30, 2016), the Company’s tangible net equity (“TNE”) equals or exceeds two hundred percent (200%) of its required minimum TNE, then, the principal payment will be applied as a

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
principal payment on (and will be shared equally pari passu between) the Promissory Note and the Family Note. The principal payment shall be equal to the cash equivalent of the amount by which the Post-Closing Audited TNE exceeds one hundred fifty percent (150%) of the required minimum TNE (based on the parties’ reasonable projections for the 12 month period immediately following the ending period for such audited financial statements).
The Promissory Notes are subordinated to comply with the requirements of the Knox Keene Act, pursuant to which all of UCAP’s right, title and interest to receive payments of principal, interest and other charges under the Promissory Notes shall be irrevocably and fully subordinated to all other present and future creditors of the Company.
Family Notes
On November 16, 2015, pursuant to the Stock Purchase Agreement, the Company entered into an Amended and Restated Promissory Note, such that the Company repaid a portion of the outstanding Family Notes such that immediately following the transaction, the initial Family Notes totaled $5,000 (the initial “Family Notes 1”). On June 30, 2018, the Company obtained a promissory note for $2,500 (“Family Notes 2”). On November 30, 2018, the Company obtained a Family Note for $5,000 (“Family Notes 3”, together with Family Notes 1 and Family Notes 2, the “Family Notes”). The Family Notes require interest-only payments, payable monthly at a rate of prime plus one percent 6.5% at June 30, 2019. Principal payments, if any, shall be made according to the formula noted above under the UCAP Promissory Notes.
The Family Notes are subordinated to comply with the requirements of the Knox Keene Act, pursuant to which all of the Family Notes’ right, title and interest to receive payments of principal, interest and other charges under The Family Notes shall be irrevocably and fully subordinated to all other present and future creditors of the Company.
10.
Stockholder’s Equity

The Company has authorized 1,000,000 shares of common stock, no par value.
On September 3, 2015, the Company amended and restated its Articles of Incorporation to designate three classes of stock: Class A-1 Common Stock (“Class A-1”) of which 450,000 shares are authorized, Class A-2 Common Stock (“Class A-2”) of which 450,000 shares are authorized, and Class B Common Stock (“Class B”) of which 100,000 shares are authorized. The rights, preferences, privileges and restrictions of the Class A- I, Class A-2 and Class B common stock are equal and identical in all respects except that:
•
Class A-1 is entitled to elect 50% of the directors of the Company;

•
Class A-2 is entitled to elect 50% of the directors of the Company;

•
Class B is not entitled to elect any directors of the Company and is non-voting.

In addition, effective upon the amendment and restatement of the Articles of Incorporation, each one (1) share of common stock of the Company that is issued and outstanding immediately prior to the amendment, was split and automatically converted into three and two thousand three hundred twenty-eight ten thousandths (3.2328) shares of Class A-1 common stock, such that, immediately prior to the closing, the stockholders will collectively own 100,000 shares of Class A-1 Common Stock.
11.
Commitments and Contingencies

Leases
The Company has leased space under operating leases through the year 2021. Future minimum lease payments required under these operating leases are as follows:

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
Years Ending June 30,	Total
2020	$ 1,037
2021	1,191
Total	$ 2,228
Rental expense for all operating leases, including month-to-month based leases with related parties, totaled approximately $867 for the year ended June 30, 2019, and is included in marketing, general and administrative expenses in the accompanying statement of operations.
Revenue Concentration
A substantial portion of operating revenues for the years ended June 30, 2019, results from contracts with CMS. CMS cancellation or nonrenewal of its contracts with the Company or nonpayment of amounts due to the Company would have a material adverse effect on the Company’s financial position. Medicare premiums represented 99% of total revenue for the year ended June 30, 2019. Medi-Cal premiums represented 0.1% of total revenue for the year ended June 30, 2019.
Regulatory Proceedings and Litigation
In the ordinary course of its business operations, the Company is subject to numerous audits and reviews by various regulatory agencies with respect to the Company’s compliance with the multitude of rules and regulations applicable to its business; these may result in the assessment of regulatory fines or penalties. Additionally, the Company is subject to legal actions arising in the normal course of business. These regulatory and legal proceedings are subject to many uncertainties, and, given their complexity and scope, their final outcome cannot be predicted at this time. However, taking into consideration legal counsel’s evaluation of such legal and regulatory actions, management is currently of the opinion that the outcome of these matters is not likely to have a material adverse effect on the Company’s financial position, operations, or cash flows.
Claims Recoveries
From time to time, the Company recovers claims paid to providers. The providers, however, may contest the recoveries and as such the Company estimates a liability for the return of these recoveries. The actual return of recoveries could materially vary from the estimates that were originally accrued. Claims recoveries are reflected within the balance sheet as risk-sharing arrangements liabilities and within the statement of operations as healthcare services expense.
Regulatory Laws and Guidance
The healthcare industry is subject to numerous laws and regulations of federal, state and local governments. Compliance with these laws and regulations can be subject to government review and interpretation, as well as regulatory actions unknown and unasserted at this time. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of regulations by healthcare providers, which could result in significant fines and penalties, exclusion from participating in the Medicare and or Medi-Cal programs, as well as repayments of collected revenues. Additionally, many of the Company’s provider contracts are complex in nature and may be subject to differing interpretations regarding amounts due for the provision of various services. Such differing interpretations may lead to disputes with medical providers which may seek additional monetary compensation.
Workers’ Compensation Insurance
During the year ended June 30, 2007, the Company bonded a first dollar workers’ compensation policy with International Facilities Insurance Services. The Company’s workers’ compensation liability stemming from claims on its former policy was written off to zero after further analysis by management.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
12.
Related Party Transactions

Notes Payable
The Company has two subordinated related party notes payable (see Note 9).
Operating Leases
The Company has leased one property from related parties. Rental expense for this property totaled approximately $144 for the year ended June 30, 2019.
Capitation Expense
The Company has a capitation agreement with a related party. Capitation expense totaled approximately $3,392 for the year ended June 30, 2019.
13.
Income Taxes

The provision for income taxes are as follows:
As of June 30, 2019
Current:
Federal	$ —
State	1
1
Deferred:
Federal	(809)
State	(1,134)
Valuation Allowance	1,943
—
Provision for income taxes	$ 1
A reconciliation of the statutory U.S. federal rate to the Company’s effective tax rate is as follows:
As of June 30, 2019
Federal statutory rate	21.0%
Effect of:
Change in valuation allowance	(17.9)%
Non-deductible expenses	(3.3)%
Other	0.2%
Provision for taxes	0.0%

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
Deferred income tax assets and liabilities arising from differences between accounting for financial statement purposes and tax purposes, less valuation reserves at year end are as follows:
As of June 30, 2019
Deferred tax assets:
Net operating losses	$ 7,540
Charitable contributions	40
Tax credits	97
Accrued expenses	171
Deferred rent	2
State taxes	272
Total deferred tax assets	8,122
Less: valuation allowance	(7,680)
Total deferred tax assets	442
Deferred tax liabilities:
Deferred gain on installment sale	—
Property, plant and equipment	(400)
State taxes	—
Prepaid expenses	(42)
Total deferred tax liabilities	(442)
Deferred tax assets, net	$ —
Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended June 30, 2019. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.
On the basis of this evaluation, as of June 30, 2019, a valuation allowance of $7,680 has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.
As of June 30, 2019, the Company had federal and state net operating loss carryforwards totaling approximately $28,964. Under Internal Revenue Code Section 382, if the Company experiences a shift in ownership of greater than 50%, an ownership change (“Ownership Change”) will have been triggered, and utilization of its net operating losses (NOLs) may be subject to an annual limitation under Internal Revenue Code Section 382. The annual limitation generally is determined by multiplying the value of the Company’s stock at the time of the ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. This limitation may be adjusted for certain recognized built-in gains and losses for a five-year period beginning on the Ownership Change date. Any limitation may result in expiration of a portion of the NOL carryforward before utilization. NOLs attributable to the period following an Ownership Change are not subject to the utilization, unless a subsequent Ownership Change is triggered.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNIVERSAL CARE, INC.
dba Brand New Day
Notes to Audited Financial Statements
(in thousands, except share data)
In November 2015, the Company experienced an Ownership Change (see Note 1). As a result, the pre-Ownership Change NOL utilization for federal and California purposes is generally limited to $1,146 per year for the first 4 years, and $264 per year thereafter. Additionally, an unrealized built-in gain from the installment sale of $2,400 was recognized for tax purposes in the fiscal year ending June 30, 2017. The federal and state NOL carryforwards begin to expire in 2032 and 2020, respectively. Federal NOLs of $13,330 generated in fiscal years ending June 30, 2018 and thereafter may be carried forward indefinitely. As a result of the Ownership Change, federal and California NOLs of $4,200 and $33,600, respectively, will expire prior to utilization, and have been written off. As those NOLs were subject to a valuation allowance, there was no net income statement impact associated with the Ownership Change.
The effective tax rate differs from the federal statutory rate primarily due to the valuation allowance on the Company’s NOL carryforward and other temporary differences.
Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback loss potential and tax planning strategies in assessing the future realizability of deferred tax assets. Based on the Company’s assessment, it has determined that a valuation allowance is necessary as it is more-likely-than-not that the deferred tax asset will not be realized in the future.
The Company follows the provisions of ASC 740 and had no liability for unrecognized tax benefits recorded at June 30, 2019, and the Company does not anticipate any material change in the total amount of unrecognized tax benefits will occur within the next twelve months. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense, if any. No amounts have been accrued for interest or penalties as of June 30, 2019. The Company is currently under examination by the Internal Revenue Services for the fiscal year ended June 30, 2017; however, the Company does not expect the outcome to have any material impact to the financial statements. The tax years open by statute from 2016 and forward and 2015 and forward remain subject to examination by federal and state taxing authorities, respectively.
On December 22, 2017, the United States enacted major tax reform legislation, Public Law No. 115-97, commonly referred to as the 2017 Tax Cuts and Jobs Act (“2017 Tax Act”), which made significant changes to the U.S. federal income tax law. The 2017 Tax Act, among other things, includes reduction in the corporate tax rate from 34 percent to 21 percent (which required a revaluation of our federal deferred taxes and offsetting adjustment to the valuation allowance), limitation of the interest expense deduction, and changes in rules surrounding net operating loss carryovers and utilization. Most of the changes from the new law, including the new 21 percent flat tax rate, are effective for years beginning after December 31, 2017. For the fiscal tax year ended June 30, 2018, a blended tax rate of approximately 28 percent was applicable.
14.
Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through December 23, 2019, the date the financial statements were available to be issued.
In order to cure the non-compliance with DMHC’s Tangible Net Equity requirements (See Note 3) in October and November 2019, the Company obtained a subordinated promissory note of $4,000 which was funded with two payments of $1,800 and $2,200, These notes require interest-only payments, payable monthly at a rate of prime plus one percent (2.0% at June 30, 2019). Principal payments, if any, shall be made according to the formula noted within Note 9 of the above financial statements.
In December 2019, the Company obtained a subordinated promissory note of $4,000 that requires interest-only payments, payable monthly at a rate of prime plus one percent (2.0% at June 30, 2019). Principal payments, if any, shall be made according to the formula noted within Note 9 of the above financial statements.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
          Shares
COMMON STOCK
PRELIMINARY PROSPECTUS
J.P. Morgan Goldman Sachs & Co. LLC Morgan Stanley Barclays
           , 2021

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the New York Stock Exchange (the “NYSE“) listing fee.
Amount to be Paid
SEC Registration Fee	$ *
FINRA Filing Fee	*
Initial Listing Fee	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Printing Fees and Expenses	*
Blue Sky Fees and Expenses	*
Transfer Agent and Registrar Fees	*
Miscellaneous Expenses	*
Total	$ *

*
To be provided by amendment.

Item 14. Indemnification of Directors and Officers
Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.
Section 145 of the DGCL, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that their conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of their status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.
Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the full extent authorized by the DGCL.
Further, prior to the completion of the offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in our amended and restated bylaws or the DGCL. Such agreements may require us, among other things, to advance expenses and otherwise indemnify our executive officers and directors against certain liabilities that may arise by reason of their status or service as executive officers or directors, to the fullest extent permitted by law. We intend to enter into indemnification agreements with any new directors and executive officers in the future.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of our amended and restated certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the board of directors pursuant to the applicable procedure outlined in the bylaws.
Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing their dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.
Item 15. Recent Sales of Unregistered Securities
From January 2018 to April 2021, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act:
•
26,065,406 shares of Series C preferred stock to 37 accredited investors at a price of $7.673 per share, for aggregate proceeds of approximately $200,000,000;

•
48,101,474 shares of Series D preferred stock to 44 accredited investors at a price of $15.0247 per share, for aggregate proceeds of approximately $635,000,000;

•
24,488,556 shares of Series E preferred stock to 71 accredited investors at a price of $20.4177 per share, for aggregate proceeds of approximately $500,000,000;

•
stock options to employees, directors, consultants and other service providers of the Registrant to purchase an aggregate of 28,778,931 shares of common stock under the Registrant’s 2016 Equity Plan, with per share exercise prices ranging from $1.61 to $6.90;

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•
4,038,089 shares of common stock to employees, directors, consultants and other service providers of the Registrant upon the exercise of stock options granted under the Registrant’s 2016 Equity Plan, with per share purchase prices ranging from $0.03 to $5.32;

•
In December 2019, the Registrant issued 232,949 shares of Series D preferred stock to securityholders of AMD (formerly known as Associates in Family Practice of Broward, L.L.C.) in connection with the Registrant’s acquisition of AMD;

•
In April 2020, the Registrant issued 5,604,796 shares of Series D preferred stock to securityholders of Brand New Day in connection with the Registrant’s acquisition of Brand New Day;

•
In December 2020, the Registrant issued 873,017 shares of Series E preferred stock to securityholders of PMA in connection with the Registrant’s acquisition of a 62% interest in PMA;

•
In March 2021, the Registrant issued 1,424,801 shares of Series E preferred stock to securityholders of Zipnosis in connection with the Registrant’s acquisition of Zipnosis; and

•
In April 2021, the Registrant issued 2,062,194 shares of Series E preferred stock to securityholders of CHP in connection with the Registrant’s acquisition of CHP.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.
Item 16. Exhibits and Financial Statement Schedules
(a)
Exhibits.   See Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings
(1)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2)
The undersigned registrant hereby undertakes that:

(a)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
EXHIBIT INDEX
Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1	Eighth Amended and Restated Certificate of Incorporation of Bright Health Group, Inc.
3.2	Amended and Restated Bylaws of Bright Health Group, Inc.
3.3*	Form of Ninth Amended and Restated Certificate of Incorporation of Bright Health Group, Inc.
3.4*	Form of Third Amended and Restated Bylaws of Bright Health Group, Inc.
4.1*	Form of Stock Certificate for Common Stock
5.1*	Opinion of Simpson Thacher & Bartlett LLP
10.1	Credit Agreement, dated as of March 1, 2021, among Bright Health Group, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other lenders and parties thereto
10.2	Second Amended and Restated Registration Rights Agreement, dated as of November 15, 2018, among Bright Health Group, Inc. (formerly known as Bright Health Inc.), the Holders (as defined therein) party thereto and the FF Beneficial Investor (as defined therein)
10.3†	Bright Health Group, Inc. (formerly known as Bright Health Inc.) 2016 Stock Incentive Plan (as amended through December 21, 2020)
10.4†	Form of Stock Option Agreement under the Bright Health Group, Inc. (formerly known as Bright Health Inc.) 2016 Stock Incentive Plan
10.5*†	Bright Health Management Inc. Annual Incentive Plan
10.6*†	Bright Health Management Inc. Severance Benefits Plan and Summary Plan Description
10.7*†	Form of Bright Health Group, Inc. 2021 Omnibus Incentive Plan
10.8*†	Form of Stock Option Agreement under the Bright Health Group, Inc. 2021 Omnibus Incentive Plan
10.9*†	Form of Restricted Stock Unit Agreement under the Bright Health Group, Inc. 2021 Omnibus Incentive Plan
10.10†	Amended and Restated Employment Agreement, effective as of December 19, 2019, between Bright Health Management, Inc. and George L. Mikan III
10.11†	Employment offer letter, dated as of December 19, 2019, between Cathy Smith and Bright Health
10.12†	Employment Agreement, effective as of March 25, 2016, between Bright Health Management, Inc., and Robert Sheehy
10.13†	Employment offer letter, dated as of March 26, 2020, between Keith Nelsen and Bright Health
10.14†	Employment offer letter, dated as of September 11, 2019, between Simeon Schindelman and Bright Health
10.15†	Employment offer letter, dated as of September 20, 2019, between Sam Srivastava and Bright Health
10.16†	Employee Confidentiality, Assignment of Inventions and Non-Competition Agreement, effective as of January 7, 2020 between Cathy Smith and Bright Health Management, Inc.
10.17†	Employee Confidentiality, Assignment of Inventions and Non-Competition Agreement, effective as of May 4, 2020 between Keith Nelsen and Bright Health Management, Inc.
10.18†	Employee Confidentiality, Assignment of Inventions and Non-Competition Agreement, effective as of September 11, 2019 between Simeon Schindelman and Bright Health Management, Inc.
10.19†	Employee Confidentiality, Assignment of Inventions and Non-Competition Agreement, effective as of September 20, 2019 between Sam Srivastava and Bright Health Management, Inc.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Exhibit Number	Description
16.1*	Letter of RSM US LLP
21.1	Subsidiaries of the Registrant
23.1*	Consent of Deloitte & Touche LLP
23.2*	Consent of RSM US LLP
23.3*	Consent of BDO USA LLP
23.4*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included in the signature pages to the Registration Statement)

*
To be filed by amendment.

†
Management contract or compensatory plan or arrangement.

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SIGNATURES
Pursuant to the requirements of the Securities Act, we have duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, Minnesota, on           , 2021.
Bright Health Group, Inc.
By:

Name:
G. Mike Mikan

Title:
Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints G. Mike Mikan, Catherine R. Smith and Keith Nelsen and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of Bright Health Group, Inc., including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable Bright Health Group, Inc. to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on           , 2021.
SIGNATURE	TITLE
G. Mike Mikan	Chief Executive Officer, Director (Principal Executive Officer)
Catherine R. Smith	Chief Administrative and Financial Officer (Principal Financial Officer)
Jeffrey J. Scherman	Chief Accounting Officer (Principal Accounting Officer)
Robert J. Sheehy	Chairman
Kedrich D. Adkins Jr.	Director
Naomi Allen	Director

Bright Health Group, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SIGNATURE	TITLE
Jeffrey Folick	Director
Linda Gooden	Director
Jeffery R. Immelt	Director
Manuel Kadre	Director
Stephen Kraus	Director
Mohamad Makhzoumi	Director
Adair Newhall	Director